Exhibit 99.1

NOTICES OF SPECIAL MEETINGS

- AND -

NOTICE OF APPLICATION TO THE COURT OF KING’S BENCH OF ALBERTA

- AND -

JOINT MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE BUSINESS COMBINATION INVOLVING

WHITECAP RESOURCES INC.

– AND –

VEREN INC.

MARCH 28, 2025

These materials are important and require your immediate attention. They require shareholders of Veren Inc. (“Veren”) and Whitecap Resources Inc. (“Whitecap”) to make important decisions. If you are in doubt as to how to make these decisions or require assistance with voting your shares of Veren or Whitecap, please contact your financial, legal, tax, or other professional advisors. No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of the transaction described in this document, the securities being offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

LETTER TO VEREN SHAREHOLDERS	iii
LETTER TO WHITECAP SHAREHOLDERS	vii
VEREN Q&A	xi
WHITECAP Q&A	xxi
NOTICE OF SPECIAL MEETING OF VEREN SHAREHOLDERS	xxix
NOTICE OF SPECIAL MEETING OF WHITECAP SHAREHOLDERS	xxxii
GLOSSARY OF TERMS	1
CONVENTIONS	13
EXCHANGE RATIO	13
ABBREVIATIONS	13
JOINT MANAGEMENT INFORMATION CIRCULAR	14
Introduction	14
Supplemental Disclosure – Non-IFRS Measures	14
Information for United States Securityholders	15
Exchange Rate Information	16
FORWARD-LOOKING STATEMENTS	17
ADVISORY REGARDING OIL AND GAS INFORMATION	23
SUMMARY	25
THE BUSINESS COMBINATION	42
General	42
Background to the Business Combination	42
Attributes of the Combined Company	47
Reasons for the Business Combination	48
Veren Fairness Opinions	52
NBF Fairness Opinion	53
Recommendation of the Veren Board	54
Recommendation of the Whitecap Board	54
EFFECT OF THE BUSINESS COMBINATION	55
General	55
Veren Incentives	56
Whitecap Incentives	57
Board and Management	57
Details of the Business Combination	57
The Business Combination Agreement	57
Termination	64
Support Agreements	65
PROCEDURE FOR THE BUSINESS COMBINATION TO BECOME EFFECTIVE	66
Procedural Steps	66
Shareholder Approvals	66
Court Approval	67
Regulatory and TSX Approvals	67
Securities Law Matters	69
Procedure for Exchange of Veren Share Certificates or DRS Advices	71
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE BUSINESS COMBINATION	72
LEGAL DEVELOPMENTS	77
DISSENT RIGHTS	77
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	80
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	85
TAX CONSIDERATIONS	89
PRO FORMA INFORMATION CONCERNING THE COMBINED COMPANY	89
TIMING	90
RISK FACTORS	90
INFORMATION CONCERNING VEREN INC.	96
INFORMATION CONCERNING WHITECAP RESOURCES INC.	96
MATTERS TO BE CONSIDERED AT THE VEREN MEETING	96

MATTERS TO BE CONSIDERED AT THE WHITECAP MEETING	97
GENERAL PROXY MATTERS – VEREN	98
GENERAL PROXY MATTERS – WHITECAP	103
QUESTIONS AND OTHER ASSISTANCE	106
CONSENT OF BMO NESBITT BURNS INC.	107
CONSENT OF SCOTIA CAPITAL INC.	108
CONSENT OF NATIONAL BANK FINANCIAL INC.	109

APPENDIX A - VEREN TRANSACTION RESOLUTION	A-1
APPENDIX B - SHARE ISSUANCE RESOLUTION	B-1
APPENDIX C - BUSINESS COMBINATION AGREEMENT	C-1
APPENDIX D - INTERIM ORDER	D-1
APPENDIX E-1 - BMO FAIRNESS OPINION	E-1-1
APPENDIX E-2 - SCOTIABANK FAIRNESS OPINION	E-2-1
APPENDIX F - NBF FAIRNESS OPINION	F-1
APPENDIX G- PRO FORMA INFORMATION CONCERNING THE COMBINED COMPANY	G-1
APPENDIX H - INFORMATION CONCERNING VEREN INC.	H-1
APPENDIX I - INFORMATION CONCERNING WHITECAP RESOURCES INC.	I-1
APPENDIX J - SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)	J-1

i

LETTER TO VEREN SHAREHOLDERS

March 28, 2025

Dear Veren Shareholders:

You are invited to attend a special meeting (the “Veren Meeting”) of the holders (” Veren Shareholders”) of common shares (“Veren Shares”) of Veren Inc. (“Veren “, “we”, “us”, or “our”), to be held on May 6, 2025 at 10:00 a.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at https://www.meetnow.global/MZVV6YX.

At the Veren Meeting, Veren Shareholders will be asked to consider and vote on a special resolution approving a business combination between Whitecap Resources Inc. (“Whitecap”) and Veren (the “Business Combination”) to be completed by way of an arrangement of Veren pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 193 of the Business Corporations Act (Alberta), involving, among other things, the acquisition by Whitecap of all of the issued and outstanding Veren Shares in exchange for common shares of Whitecap (“Whitecap Shares”), as more particularly described in the accompanying joint management information circular of Whitecap and Veren dated March 28, 2025 (the “Information Circular”).

The Business Combination Agreement and the Effect and Anticipated Timing of Completion of the Business Combination

Veren and Whitecap entered into a business combination agreement dated March 9, 2025 (the “Business Combination Agreement”) providing for the Business Combination. The Business Combination and the Business Combination Agreement were unanimously approved by the respective board of directors of Veren (the “Veren Board”) and Whitecap (the “Whitecap Board”), and, in the case of the approval of the Veren Board, following the unanimous recommendation of a special committee comprised of independent directors of Veren (the “Veren Special Committee”). The Business Combination Agreement has customary representations, warranties, covenants and conditions as further described in detail in the accompanying Information Circular.

Pursuant to the Business Combination Agreement and subject to the required approvals and other conditions set forth therein, Whitecap will acquire all of the issued and outstanding Veren Shares through the Plan of Arrangement. Under the Plan of Arrangement, Veren Shareholders will exchange their Veren Shares for Whitecap Shares on the basis of 1.05 Whitecap Shares for each Veren Share (the “Exchange Ratio”). All Veren Shareholders will receive identical consideration for their Veren Shares under the Business Combination.

Immediately following the completion of the Business Combination, former Veren Shareholders are expected to own approximately 52% of Whitecap (the “Combined Company”) and current holders of Whitecap Shares (“Whitecap Shareholders”) are expected to own approximately 48% of the Combined Company.

The Business Combination is currently anticipated to be completed on or about May 12, 2025, subject to satisfaction or waiver of all conditions in the Business Combination Agreement, including the requisite approvals of the Veren Shareholders and the Whitecap Shareholders and the receipt of all court, regulatory and stock exchange approvals. Upon completion of the Business Combination, the Combined Company will continue to operate as “Whitecap Resources Inc.” and remain headquartered in Calgary, Alberta. See “Shareholder and Other Approvals Required” below.

Expected Benefits of the Business Combination1

Solidified Position within the Large-Cap Universe

The Combined Company is expected to initially have an enterprise value of approximately $15 billion and approximately 370,000 boe/d (63% liquids) of corporate production with complementary unconventional and conventional assets. The Combined Company will be the largest Canadian light oil-focused producer and the seventh largest producer in the Western Canadian Sedimentary Basin, with significant natural gas growth potential.

[1]	Refer to “Supplemental Disclosure – Non-IFRS Measures”, “Advisory Regarding Oil and Gas Information” and “Forward- Looking Statements” in the Information Circular for the advisory on non-IFRS measures and the advisories and additional disclosure in respect of oil and gas information and forward-looking statements, including the assumptions made in the forecasts and projections for the Combined Company.

Significant Size and Scale across the High Impact Montney and Duvernay

The Combined Company will be the largest producer in the high margin Kaybob Duvernay and Alberta Montney resource plays, with approximately 220,000 boe/d of unconventional production. The Combined Company will become the largest landholder in the Alberta Montney and the second largest landholder across unconventional Montney and Duvernay fairways, with approximately 1.5 million acres in Alberta. The Combined Company is expected to have in excess of 4,800 total development locations in the Montney and Duvernay to deliver future production growth.

Leading Low Decline Light Oil Position in Saskatchewan

The Combined Company will be the second largest producer in Saskatchewan with consolidated assets in west and southeast Saskatchewan. The Combined Company will have approximately 40% of its conventional production under waterflood recovery supporting an anticipated decline rate of less than 20% on 150,000 boe/d of production. These assets have approximately 7,000 estimated development locations to support meaningful free funds flow generation into the future.

Immediate Accretion

The Business Combination is expected to be immediately accretive to Whitecap’s standalone funds flow per share and free funds flow per share, before incorporating any benefits from expected synergies, highlighting increasing sustainability and an enhanced financial outlook for the Combined Company.

Visible Long-Term Synergies

The Combined Company is expected to generate operating, capital and corporate synergies which, in addition to supply chain efficiencies, are expected to generate meaningful savings. It is anticipated that annual synergies of over $200 million can be achieved independent of commodity prices and are expected to begin to be captured upon closing of the Business Combination.

Strong Credit Profile

The Combined Company is expected to have a strong balance sheet with an expected initial leverage of 0.9 times Net Debt to Funds Flow, which is expected to continue to further strengthen to 0.8 times by year-end 2026. Whitecap and Veren both currently have an investment grade credit rating of BBB (low), with a Stable trend, issued by DBRS Limited (doing business as DBRS Morningstar) (“DBRS”) and with the strength and increased scale of the Combined Company, management of both Whitecap and Veren expect the credit profile to improve, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities. On March 11, 2025, following the announcement of the Business Combination, DBRS announced that it had placed all credit ratings of each of Whitecap and Veren “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to each of Whitecap’s and Veren’s stand-alone risk profiles. See “The Business Combination – Background to the Business Combination” in the Information Circular.

Pathway for Long-Term Growth and Value Creation

The Combined Company’s increased size and competitive position provides the potential to expand the Combined Company’s shareholder base and achieve a greater market presence and investor following. Pro forma scale, risk profile and increased market relevance are expected to support a valuation that is more closely aligned with the industry’s large-cap peers. The Combined Company intends to continue to pay Whitecap’s annual dividend of $0.73 per share, representing a 67% increase in base dividend for Veren Shareholders.

Disciplined Leadership and Governance

The Combined Company will continue to be led by the Whitecap executive team, who have a long track record of operational excellence, financial discipline, strong safety performance and are focused on generating strong returns to Shareholders. The board of directors of the Combined Company (the “Combined Company Board”) will consist of eleven members, made up of seven directors from the Whitecap Board and four directors from the Veren Board. See “The Combined Company’s Management and Board of Directors” below.

Share Price Premium

The Exchange Ratio implies a premium for Veren Shareholders as of the time of the announcement of the Business Combination Agreement. The Exchange Ratio represents: (i) a 39% premium to the closing prices of the Veren Shares and the Whitecap Shares on the TSX on March 7, 2025 (the last trading day prior to the announcement of the transaction); and (ii) a 38% premium based on 20-day volume weighted average trading prices of the Veren Shares and the Whitecap Shares on the TSX ending on March 7, 2025.

For additional information with respect to these and other anticipated benefits of the Business Combination, see the sections in the Information Circular entitled “The Business Combination – Attributes of the Combined Company” and “The Business Combination – Reasons for the Business Combination – Veren Board”.

The Combined Company’s Management and Board of Directors

Pursuant to the terms of the Business Combination Agreement, Veren and Whitecap agreed that the Combined Company will be led by Grant Fagerheim, the current President and Chief Executive Officer of Whitecap, and the remainder of the existing Whitecap management team. For additional information regarding Mr. Fagerheim and the existing Whitecap management team, please refer to the management information circular of Whitecap dated March 13, 2025 in connection with the annual meeting of Whitecap Shareholders to be held on April 29, 2025, which is incorporated by reference in the Information Circular.

The Combined Company Board will consist of eleven members, which will include: (i) Grant Fagerheim, (ii) six other representatives from the current Whitecap Board and (iii) four representatives from the current Veren Board, including Craig Bryksa.

Shareholder and Other Approvals Required

The Business Combination must be approved by not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting (the “Veren Transaction Resolution”).

In addition to the requisite approval of Veren Shareholders, the issuance of Whitecap Shares under the Business Combination must be approved by a simple majority of the votes cast by Whitecap Shareholders present in person (virtually) or represented by proxy at the meeting of Whitecap Shareholders (the “Whitecap Meeting”) to be held on the same day as the Veren Meeting (the “Share Issuance Resolution”).

Completion of the Business Combination is also subject to, among other conditions: (i) the approval of the Court of King’s Bench of Alberta; (ii) the approval of the listing of the Whitecap Shares to be issued pursuant to the Business Combination on the Toronto Stock Exchange; and (iii) the receipt of all other necessary regulatory approvals, including approval under the Competition Act (Canada). If the Veren Transaction Resolution is not approved at the Veren Meeting, the Business Combination will not be completed. Similarly, if the Share Issuance Resolution is not approved at the Whitecap Meeting, the Business Combination will not be completed.

Support Agreements

All of the directors and executive officers of Veren have agreed to vote in favour of the Veren Transaction Resolution at the Veren Meeting and otherwise support the Business Combination. Similarly, all of the directors and executive officers of Whitecap have agreed to vote in favour of the Share Issuance Resolution and otherwise support the Business Combination.

Veren Fairness Opinions

Scotia Capital Inc. (“Scotiabank”) acted as financial advisor to the Veren Special Committee and provided the Veren Special Committee with its opinion (the “Scotiabank Fairness Opinion”) to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders. The full text of the Scotiabank Fairness Opinion setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Scotiabank Fairness Opinion is contained in Appendix E-2 to the accompanying Information Circular. Scotiabank provided its opinion solely for the exclusive use of the Veren Special Committee in connection with its consideration of the Business Combination. BMO Nesbitt Burns Inc. (“BMO Capital Markets”) acted as financial advisor to Veren and provided the Veren Board with its opinion (the “BMO Fairness Opinion”) to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders. The full text of the BMO Fairness Opinion setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the BMO Fairness Opinion is contained in Appendix E-1 to the Information Circular. BMO Capital Markets provided its opinion solely for the exclusive use of the Veren Board in connection with its consideration of the Business Combination. Neither the Scotiabank Fairness Opinion nor the BMO Fairness Opinion is a recommendation as to how any Veren Shareholder should vote with respect to the Veren Transaction Resolution, or any other matter. The Scotiabank Fairness Opinion and the BMO Fairness Opinion were among a number of factors taken into consideration by the Veren Special Committee and Veren Board, respectively, in making their unanimous determinations that the Business Combination is fair to Veren Shareholders and is in the best interests of Veren and to recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution.

Recommendation of the Veren Board

The Veren Special Committee, after consulting with its financial and legal advisors, and after reviewing and considering, among other things, information received from Veren senior management, the Scotiabank Fairness Opinion, all reasonably available alternatives, including the status quo, and the expected impacts of the Business Combination on all relevant stakeholders, unanimously recommended that the Veren Board approve the Business Combination and the Business Combination Agreement and that the Veren Board recommend to Veren Shareholders that they vote for the Veren Transaction Resolution at the Veren Meeting.

After consulting with Veren’s senior management and with its financial and legal advisors, and after considering, among other things, the BMO Fairness Opinion, that the Veren Special Committee had received the Scotiabank Fairness Opinion, and the unanimous recommendation of the Veren Special Committee, the Veren Board unanimously: (i) determined that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Veren; (ii) determined that the Business Combination is fair to Veren Shareholders; (iii) approved the Business Combination Agreement and the transactions contemplated thereby and the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement; and (iv) resolved to recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution.

Accordingly, the Veren Board unanimously recommends that Veren Shareholders vote FOR the Veren Transaction Resolution. See “The Business Combination – Background to the Business Combination” and “The Business Combination – Reasons for the Business Combination – Veren Board” in the accompanying Information Circular for more details on the background to the Business Combination, and the Veren Board’s reasons for approving it and recommending that Veren Shareholders vote in favour of it.

The Information Circular contains a detailed description of the Business Combination, as well as detailed information regarding Veren and Whitecap and certain pro forma and other information concerning the Combined Company after giving effect to the Business Combination. It also includes certain risk factors relating to Veren, Whitecap, the Business Combination, and the Combined Company. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

Meeting and Voting Details and Instructions

The Veren Meeting will be conducted in a virtual-only format. Registered Veren Shareholders and duly appointed proxyholders will have the opportunity to participate in the Veren Meeting by way of a live webcast. This webcast will allow registered Veren Shareholders and duly appointed proxyholders to participate, ask questions and vote at the meeting through an online portal. Accordingly, if you are a registered Veren Shareholder or duly appointed proxyholder, you may choose to participate via the live webcast of the Veren Meeting through the online portal at https://www.meetnow.global/MZVV6YX. Veren Shareholders who do not hold their Veren Shares in their own name (“Veren Beneficial Holders”) may also listen to a live webcast of the Veren Meeting through the same portal, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders. See “General Proxy Matters – Veren” in the accompanying Information Circular.

Registered Veren Shareholders may submit their vote in advance of the Veren Meeting by following the instructions on the form of proxy included in their meeting package by no later than 10:00 a.m. (Calgary time) on May 2, 2025, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Veren Meeting (the “Veren Proxy Deadline”). Veren Beneficial Holders must follow the instructions provided on the voting instruction form that is included in their meeting package in order to either vote their Veren Shares in advance of the Veren Meeting or to appoint themselves as proxyholder to vote at the Veren Meeting.

Registered Veren Shareholders who appoint a proxyholder, and Veren Beneficial Holders who appoint themselves or a proxyholder to participate in the virtual meeting, MUST also visit http://www.computershare.com/Veren to register their or their proxyholder’s name and email address so that, after the Veren Proxy Deadline, Computershare can send an invite code (an “Invite Code”) via email. Without an Invite Code, proxyholders will not be able to vote at the Veren Meeting and will only be able to enter the meeting as a guest.

v

Registered Veren Shareholders should also complete and return the enclosed Veren Letter of Transmittal which, when properly completed and returned together with the certificate(s) or Direct Registration System (“DRS”) advice representing Veren Shares and all other required documents, will enable each Veren Shareholder to obtain the Whitecap Shares that the Veren Shareholder is entitled to receive under the Business Combination.

For additional information on the registration, authentication, voting and participation processes for Veren Shareholders, as well as reasons for Veren’s use of the virtual meeting format, see “General Proxy Matters – Veren” in the accompanying Information Circular.

Your vote is important to Veren and we strongly encourage you to attend the Veren Meeting and submit the applicable enclosed form of proxy or a voting information form. If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Veren Shares, as applicable, please contact your financial, legal, tax or other professional advisors.

On behalf of the Veren Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed Business Combination forward. We believe that the Business Combination is a transformational opportunity for Veren which unlocks significant value for the Veren Shareholders and positions the Combined Company as a stronger, more resilient company.

We look forward to your participation at the Veren Meeting.

Yours sincerely,

/s/ “Craig Bryksa”
Craig Bryksa
President and Chief Executive Officer
Veren Inc.

LETTER TO WHITECAP SHAREHOLDERS

March 28, 2025

Dear Whitecap Shareholders:

You are invited to attend a special meeting (the “Whitecap Meeting”) of the holders (the “Whitecap Shareholders”) of common shares (“Whitecap Shares”) in the capital of Whitecap Resources Inc. (“Whitecap”, “we”, “us”, or “our”) to be held on May 6, 2025 at 1:00 p.m. (Calgary time) in a virtual only format that will be conducted via live webcast accessible at https://web.lumiconnect.com/215740943.

At the Whitecap Meeting, Whitecap Shareholders will be asked to consider and vote on an ordinary resolution (the “Share Issuance Resolution”), the full text of which is set forth in Appendix B to the accompanying joint management information circular of Whitecap and Veren dated March 28, 2025 (the “Information Circular”) to approve the issuance of the Whitecap Shares issuable pursuant to and in connection with the Business Combination (as defined below), as more particularly described in the Information Circular.

The Business Combination Agreement and the Effect and Anticipated Timing of Completion of the Business Combination

Whitecap and Veren Inc. (“Veren”) entered into a business combination agreement dated March 9, 2025 (the “Business Combination Agreement”) providing for a business combination between Whitecap and Veren (the “Business Combination”) to be completed by way of an arrangement of Veren pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 193 of the Business Corporations Act (Alberta), involving, among other things, the acquisition by Whitecap of all of the issued and outstanding common shares of Veren (“Veren Shares”) in exchange for Whitecap Shares. The Business Combination and the Business Combination Agreement were unanimously approved by the respective board of directors of Whitecap (the “Whitecap Board”) and Veren (the “Veren Board”). The Business Combination Agreement has customary representations and warranties, covenants and conditions as further described in detail in the accompanying Information Circular.

Pursuant to the Business Combination Agreement and subject to the required approvals and other conditions set forth therein, Whitecap will acquire all of the Veren Shares through the Plan of Arrangement. Under the Plan of Arrangement, holders of the Veren Shares (the “Veren Shareholders”) will exchange their Veren Shares for Whitecap Shares on the basis of 1.05 Whitecap Shares for each Veren Share (the “Exchange Ratio”).

Current Whitecap Shareholders are expected to own approximately 48% of Whitecap (the “Combined Company”) and former Veren Shareholders are expected to own approximately 52% of the Combined Company immediately after completion of the Business Combination.

The Business Combination is currently anticipated to be completed on or about May 12, 2025, subject to satisfaction or waiver of all conditions in the Business Combination Agreement, including the requisite approvals of the Veren Shareholders and the Whitecap Shareholders and the receipt of all court, regulatory and stock exchange approvals. Upon completion of the Business Combination, the Combined Company will continue to operate as “Whitecap Resources Inc.” and remain headquartered in Calgary, Alberta. See “Shareholder and Other Approvals Required” below.

Expected Benefits of the Business Combination2

Solidified Position within the Large-Cap Universe

The Combined Company is expected to initially have an enterprise value of approximately $15 billion and approximately 370,000 boe/d (63% liquids) of corporate production with complementary unconventional and conventional assets. The Combined Company will be the largest Canadian light oil-focused producer and the seventh largest producer in the Western Canadian Sedimentary Basin, with significant natural gas growth potential.

[2]	Refer to “Supplemental Disclosure – Non-IFRS Measures”, “Advisory Regarding Oil and Gas Information” and “Forward- Looking Statements” in the Information Circular for the advisory on non-IFRS measures and the advisories and additional disclosure in respect of oil and gas information and forward-looking statements, including the assumptions made in the forecasts and projections for the Combined Company.

Significant Size and Scale across the High Impact Montney and Duvernay

The Combined Company will be the largest producer in the high margin Kaybob Duvernay and Alberta Montney resource plays, with approximately 220,000 boe/d of unconventional production. The Combined Company will become the largest landholder in the Alberta Montney and the second largest landholder across unconventional Montney and Duvernay fairways, with approximately 1.5 million acres in Alberta. The Combined Company is expected to have in excess of 4,800 total development locations in the Montney and Duvernay to deliver future production growth.

Leading Low Decline Light Oil Position in Saskatchewan

The Combined Company will be the second largest producer in Saskatchewan with consolidated assets in west and southeast Saskatchewan. The Combined Company will have approximately 40% of its conventional production under waterflood recovery supporting an anticipated decline rate of less than 20% on 150,000 boe/d of production. These assets have approximately 7,000 estimated development locations to support meaningful free funds flow generation into the future.

Immediate Accretion

The Business Combination is expected to be immediately accretive to Whitecap’s standalone funds flow per share and free funds flow per share, before incorporating any benefits from expected synergies, highlighting increasing sustainability and an enhanced financial outlook for the Combined Company.

Visible Long-Term Synergies

The Combined Company is expected to generate operating, capital and corporate synergies which, in addition to supply chain efficiencies, are expected to generate meaningful savings. It is anticipated that annual synergies of over $200 million can be achieved independent of commodity prices and are expected to begin to be captured upon closing of the Business Combination.

Strong Credit Profile

The Combined Company is expected to have a strong balance sheet with an expected initial leverage of 0.9 times Net Debt to Funds Flow, which is expected to continue to further strengthen to 0.8 times by year-end 2026. Whitecap and Veren both currently have an investment grade credit rating of BBB (low), with a Stable trend, issued by DBRS Limited (doing business as DBRS Morningstar) (“DBRS”) and with the strength and increased scale of the Combined Company, management of both Whitecap and Veren expect the credit profile to improve, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities. On March 11, 2025, following the announcement of the Business Combination, DBRS announced that it had placed all credit ratings of each of Whitecap and Veren “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to each of Whitecap’s and Veren’s stand-alone risk profiles. See “The Business Combination – Background to the Business Combination” in the Information Circular.

Pathway for Long-Term Growth and Value Creation

The Combined Company’s increased size and competitive position provides the potential to expand the Combined Company’s shareholder base and achieve a greater market presence and investor following. Pro forma scale, risk profile and increased market relevance are expected to support a valuation that is more closely aligned with the industry’s large-cap peers. The Combined Company intends to continue to pay Whitecap’s annual dividend of $0.73 per share, representing a 67% increase in base dividend for Veren Shareholders.

Disciplined Leadership and Governance

The Combined Company will continue to be led by the Whitecap executive team, who have a long track record of operational excellence, financial discipline, strong safety performance and are focused on generating strong returns to Shareholders. The board of directors of the Combined Company (the “Combined Company Board”) will consist of eleven members, made up of seven directors from the Whitecap Board and four directors from the Veren Board. See “The Combined Company’s Management and Board of Directors” below.

For additional information with respect to these and other anticipated benefits of the Business Combination, see the sections in the Information Circular entitled “The Business Combination – Attributes of the Combined Company” and “The Business Combination – Reasons for the Business Combination – Whitecap Board”.

The Combined Company’s Management and Board of Directors

Pursuant to the terms of the Business Combination Agreement, Whitecap and Veren agreed that the Combined Company will be led by Grant Fagerheim, the current President and Chief Executive Officer of Whitecap, and the remainder of the existing Whitecap management team. For additional information regarding Mr. Fagerheim and the existing Whitecap management team, please refer to the Whitecap AGM Circular (as defined in the Information Circular), which is incorporated by reference in this Information Circular.

The Combined Company Board will consist of eleven members, which will include: (i) Grant Fagerheim, (ii) six other representatives from the current Whitecap Board and (iii) four representatives from the current Veren Board, including Craig Bryksa.

Shareholder and Other Approvals Required

The Share Issuance Resolution must be approved by a simple majority of the votes cast by the Whitecap Shareholders present in person (virtually) or represented by proxy at the Whitecap Meeting.

In addition to the approval of the Share Issuance Resolution by Whitecap Shareholders, completion of the Business Combination is subject to, among other things: (i) the approval of the Business Combination by not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at a special meeting (the “Veren Meeting”) of Veren Shareholders (the “Veren Transaction Resolution”); (ii) the approval of the Court of King’s Bench of Alberta; (iii) the approval of the listing of the Whitecap Shares to be issued pursuant to the Business Combination on the Toronto Stock Exchange; and (iv) the receipt of all other necessary regulatory approvals, including approval under the Competition Act (Canada).

If the Veren Transaction Resolution is not approved at the Veren Meeting, the Business Combination will not be completed. Similarly, if the Share Issuance Resolution is not approved at the Whitecap Meeting, the Business Combination will not be completed.

Support Agreements

The Business Combination has the support of each of the directors and executive officers of Whitecap (the “Supporting Whitecap Shareholders”) who collectively hold approximately 1.41% of the issued and outstanding Whitecap Shares as at March 26, 2025. Each Supporting Whitecap Shareholder has irrevocably agreed to vote in favour of the Share Issuance Resolution at the Whitecap Meeting and otherwise support the Business Combination.

Similarly, the Business Combination has the support of each of the directors and executive officers of Veren (the “Supporting Veren Shareholders”) who collectively hold approximately 0.75% of the issued and outstanding Veren Shares. Each Supporting Veren Shareholder has irrevocably agreed to vote in favour of the Veren Transaction Resolution at the Veren Meeting and otherwise support the Business Combination.

NBF Fairness Opinion

National Bank Financial Inc. (“National Bank”) acted as financial advisor to Whitecap and has provided the Whitecap Board with its opinion (the “NBF Fairness Opinion”) to the effect that, as of March 9, 2025, and subject to the assumptions made and limitations and qualifications included therein, the Exchange Ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to the Whitecap Shareholders. The full text of the NBF Fairness Opinion is contained in Appendix F to the accompanying Information Circular. National Bank provided its opinion solely for the information and assistance of the Whitecap Board in connection with its consideration of the Business Combination. The NBF Fairness Opinion is not a recommendation as to how any Whitecap Shareholder should vote with respect to the Share Issuance Resolution, or any other matter. The NBF Fairness Opinion was one of a number of factors taken into consideration by the Whitecap Board in making its unanimous determination that the Business Combination is fair to Whitecap Shareholders.

Recommendation of the Whitecap Board

After consulting with Whitecap’s senior management and with its financial, legal, tax and other advisors, and after considering, among other things, the NBF Fairness Opinion, the Whitecap Board has unanimously: (i) determined that the Business Combination and entering into the Business Combination Agreement are in the best interests of Whitecap; (ii) determined that the Business Combination is fair to the Whitecap Shareholders; (iii) approved the Business Combination Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that Whitecap Shareholders vote in favour of the Share Issuance Resolution.

The Information Circular contains a detailed description of the Business Combination, as well as detailed information regarding Whitecap and Veren and certain pro forma and other information concerning the Combined Company after giving effect to the Business Combination. It also includes certain risk factors relating to Whitecap, Veren, the Business Combination, and the Combined Company. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

Meeting and Voting Details and Instructions

The Whitecap Meeting will be held in a virtual-only format conducted via webcast. While Whitecap Shareholders and duly appointed proxyholders will not be able to physically attend the Whitecap Meeting in person, regardless of geographic location and ownership, Whitecap Shareholders will have an equal opportunity to participate at the Whitecap Meeting and vote on the matters to be considered at the Whitecap Meeting.

Registered Whitecap Shareholders may attend the Whitecap Meeting in person (virtually) or may be represented by proxy. If a Whitecap Shareholder is unable to attend the Whitecap Meeting or any adjournment or postponement thereof in person (virtually), such Whitecap Shareholder should date, sign and return the enclosed form of proxy for use at the Whitecap Meeting or any adjournment or postponement thereof to its transfer agent and registrar, Odyssey Trust Company (“Odyssey”), as soon as possible but not later than 1:00 p.m. (Calgary time) on May 2, 2025, or 48 hours (excluding Saturdays, Sundays and statutory holidays in Alberta) prior to the time of any adjournment or postponement of the Whitecap Meeting (the “Whitecap Proxy Deadline”). All instructions are listed in the enclosed form of proxy. The time limit for the deposit of proxies may be waived or extended by the Chair of the Whitecap Meeting at his discretion without notice.

Registered Whitecap Shareholders will be able to sign in to the Whitecap Meeting using the control number provided with the meeting materials and password “whitecap2025” (case sensitive).

If a Whitecap Shareholder’s Whitecap Shares are not registered in the Whitecap Shareholder’s name and are held in the name of a broker/intermediary, such non-registered (beneficial) Whitecap Shareholder may wish to consult the information respecting non-registered (beneficial) Whitecap Shareholders in the question “How can a Whitecap Beneficial Holder vote?” included in the Information Circular for information on how to vote their Whitecap Shares. Non-registered (beneficial) Whitecap Shareholders can appoint themselves or a proxyholder to participate in the Whitecap Meeting.

Registered Whitecap Shareholders who appoint a proxyholder, and non-registered (beneficial) Whitecap Shareholders who appoint themselves or a proxyholder to participate in the Whitecap Meeting, must also email appointee@odysseytrust.com to register their or their proxyholder’s name and email address so that, after the Whitecap Proxy Deadline, Odyssey can send via email a Username that will be required (with case sensitive password “whitecap2025”) to log into the Whitecap Meeting. If you do not follow both of these steps, you or your proxyholder will only be able to enter the meeting as a guest.

Your vote is important to Whitecap and we strongly encourage you to participate in the Whitecap Meeting and submit the applicable enclosed form of proxy or voting information form. If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Whitecap Shares, as applicable, please contact your financial, legal, tax or other professional advisors.

On behalf of the Whitecap Board, I would like to express our gratitude for the ongoing support our shareholders have demonstrated, including with respect to our decision to combine with Veren. We believe that this is a transformational opportunity for both Whitecap and Veren shareholders and will position the Combined Company for improved competitiveness and financial performance over the long term.

Yours sincerely,

/s/ “Grant B. Fagerheim”
Grant B. Fagerheim
President and Chief Executive Officer
Whitecap Resources Inc.

x

VEREN Q&A

VEREN SHAREHOLDERS – QUESTIONS AND ANSWERS

ABOUT THE BUSINESS COMBINATION AND THE VEREN MEETING

The following is intended to address certain key questions concerning the Business Combination and the Veren Meeting. The information contained below is of a summary nature and therefore, is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Information Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this section have the meanings set forth under “Glossary of Terms”.

Q:	Why am I being provided with a copy or notice of this Information Circular?

A:	You are being provided with a copy or notice of this Information Circular because you are a Veren Shareholder as of the Veren Record Date who is being asked to consider and approve the Business Combination involving Veren and Whitecap.

Q:	What is the Business Combination?

A:	On March 9, 2025, Veren and Whitecap agreed to the definitive terms of a transaction to combine the two companies pursuant to the Business Combination Agreement. Pursuant to the Business Combination Agreement, Whitecap has agreed to acquire all of the issued and outstanding Veren Shares under a court-approved Plan of Arrangement in accordance with the provisions of the ABCA. If completed, the Business Combination will result in Whitecap acquiring all of the Veren Shares at the Exchange Ratio, such that each Veren Shareholder will be issued 1.05 Whitecap Shares in exchange for each Veren Share held.

Former Veren Shareholders are expected to own approximately 52% of the Combined Company immediately after completion of the Business Combination. Current Whitecap Shareholders are expected to own approximately 48% of the Combined Company immediately after completion of the Business Combination. For additional information, see “The Business Combination – General” in the Information Circular.

Q:	Does this consideration reflect a premium for the Veren Shares?

A:	Yes. The Exchange Ratio implies a premium for Veren Shareholders as of the time of the announcement of the Business Combination Agreement. The Exchange Ratio represents: (i) a 39% premium to the closing prices of the Veren Shares and the Whitecap Shares on the TSX on March 7, 2025 (the last trading day prior to the announcement of the transaction); and (ii) a 38% premium based on 20-day volume weighted average trading prices of the Veren Shares and the Whitecap Shares on the TSX ending on March 7, 2025.

Q:	Does the Veren Special Committee support the Business Combination?

A:	Yes. Following review of a significant amount of information and consideration of a number of factors (including the interests of affected stakeholders and all reasonably available alternatives, including the status quo) and after considering information received from Veren senior management, the Scotiabank Fairness Opinion and following consultation with the Veren Special Committee’s legal and financial advisors, the Veren Special Committee unanimously determined that the Business Combination is fair to the Veren Shareholders and is in the best interests of Veren, and unanimously recommended that the Veren Board: (a) determine that the Business Combination is fair to the Veren Shareholders and is in the best interests of Veren; (b) approve the Business Combination and the Business Combination Agreement and the transactions contemplated therein and the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement; and (c) submit the Business Combination to the Veren Shareholders for approval and recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution. See “The Business Combination – Background to the Business Combination” in the Information Circular.

Q:	Does the Veren Board support the Business Combination?

A:	Yes. Following review of a significant amount of information and consideration of a number of factors (including the interests of affected stakeholders) and after considering the BMO Fairness Opinion, that the Veren Special Committee had received the Scotiabank Fairness Opinion, and following consultation with Veren’s senior management and with Veren’s legal and financial advisors, and upon the unanimous recommendation of the Veren Special Committee, the Veren Board unanimously: (i) determined that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Veren; (ii) determined that the Business Combination is fair to Veren Shareholders; (iii) approved the Business Combination Agreement and the transactions contemplated thereby and the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement; and (iv) resolved to recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution.

THE VEREN BOARD UNANIMOUSLY RECOMMENDS THAT VEREN SHAREHOLDERS VOTE FOR THE VEREN TRANSACTION RESOLUTION.

See “The Business Combination – Recommendation of the Veren Board” and “The Business Combination – Background to the Business Combination”. The full text of the Veren Transaction Resolution is set forth in Appendix A to this Information Circular.

Q:	What are the anticipated benefits of the Business Combination?[3]

A:	Management of each Veren and Whitecap anticipate that the Business Combination will create a leader in responsible energy development that is expected to unlock value for Veren Shareholders and Whitecap Shareholders. The following are some, but not all, of the expected long-term benefits of the Business Combination to Veren Shareholders:

Solidified Position within the Large-Cap Universe

The Combined Company is expected to initially have an enterprise value of approximately $15 billion and approximately 370,000 boe/d (63% liquids) of corporate production with complementary unconventional and conventional assets. The Combined Company will be the largest Canadian light oil-focused producer and the seventh largest producer in the Western Canadian Sedimentary Basin, with significant natural gas growth potential.

Significant Size and Scale across the High Impact Montney and Duvernay

The Combined Company will be the largest producer in the high margin Kaybob Duvernay and Alberta Montney resource plays, with approximately 220,000 boe/d of unconventional production. The Combined Company will become the largest landholder in the Alberta Montney and the second largest landholder across unconventional Montney and Duvernay fairways, with approximately 1.5 million acres in Alberta. The Combined Company is expected to have in excess of 4,800 total development locations in the Montney and Duvernay to deliver future production growth.

Leading Low Decline Light Oil Position in Saskatchewan

The Combined Company will be the second largest producer in Saskatchewan with consolidated assets in west and southeast Saskatchewan. The Combined Company will have approximately 40% of its conventional production under waterflood recovery supporting an anticipated decline rate of less than 20% on 150,000 boe/d of production. These assets have approximately 7,000 estimated development locations to support meaningful free funds flow generation into the future.

Immediate Accretion

The Business Combination is expected to be immediately accretive to Whitecap’s standalone funds flow per share and free funds flow per share, before incorporating any benefits from expected synergies, highlighting increasing sustainability and an enhanced financial outlook for the Combined Company.

Visible Long-Term Synergies

The Combined Company is expected to generate operating, capital and corporate synergies which, in addition to supply chain efficiencies, are expected to generate meaningful savings. It is anticipated that annual synergies of over $200 million can be achieved independent of commodity prices and are expected to begin to be captured upon closing of the Business Combination.

[3]	Refer to “Supplemental Disclosure – Non-IFRS Measures”, “Advisory Regarding Oil and Gas Information” and “Forward- Looking Statements” in the Information Circular for the advisory on non-IFRS measures and the advisories and additional disclosure in respect of oil and gas information and forward-looking statements, including the assumptions made in the forecasts and projections for the Combined Company.

Strong Credit Profile

The Combined Company is expected to have a strong balance sheet with an expected initial leverage of 0.9 times Net Debt to Funds Flow, which is expected to continue to further strengthen to 0.8 times by year-end 2026. Whitecap and Veren both currently have an investment grade credit rating of BBB (low), with a Stable trend, issued by DBRS and with the strength and increased scale of the Combined Company, management of both Whitecap and Veren expect the credit profile to improve, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities. On March 11, 2025, following the announcement of the Business Combination, DBRS announced that it had placed all credit ratings of each of Whitecap and Veren “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to each of Whitecap’s and Veren’s stand-alone risk profiles. See “The Business Combination – Background to the Business Combination” in the Information Circular.

Pathway for Long-Term Growth and Value Creation

The Combined Company’s increased size and competitive position provides the potential to expand the Combined Company’s shareholder base and achieve a greater market presence and investor following. Pro forma scale, risk profile and increased market relevance are expected to support a valuation that is more closely aligned with the industry’s large- cap peers. The Combined Company intends to continue to pay Whitecap’s annual dividend of $0.73 per share, representing a 67% increase in base dividend for Veren Shareholders.

Disciplined Leadership and Governance

The Combined Company will continue to be led by the Whitecap executive team, who have a long track record of operational excellence, financial discipline, strong safety performance and are focused on generating strong returns to Shareholders. The Combined Company Board will consist of eleven members, made up of seven directors from the Whitecap Board and four directors from the Veren Board.

Share Price Premium

The Exchange Ratio implies a premium for Veren Shareholders as of the time of the announcement of the Business Combination Agreement. The Exchange Ratio represents: (i) a 39% premium to the closing prices of the Veren Shares and the Whitecap Shares on the TSX on March 7, 2025 (the last trading day prior to the announcement of the transaction); and (ii) a 38% premium based on 20-day volume weighted average trading prices of the Veren Shares and the Whitecap Shares on the TSX ending on March 7, 2025.

See “The Business Combination – Attributes of the Combined Company”, “The Business Combination – Reasons for the Business Combination – Veren Board”, Appendix G – “Pro Forma Information Concerning the Combined Company – Directors and Executive Officers after the Business Combination” and “Effect of the Business Combination – Board and Management” in the Information Circular.

Q:	Are there Support Agreements in place with any Veren Shareholders?

A:	Yes. Each of the directors and executive officers of Veren has entered into an agreement to support the Business Combination. The Supporting Veren Shareholders collectively hold approximately 0.75% of the issued and outstanding Veren Shares and each Supporting Veren Shareholder has irrevocably agreed to vote in favour of the Veren Transaction Resolution at the Veren Meeting and to otherwise support the Business Combination.

See “Effect of the Business Combination – Support Agreements – Veren Support Agreements”.

Q:	Is there a fairness opinion regarding the consideration to be received by Veren Shareholders?

A:	Yes. BMO Capital Markets provided the Veren Board with the BMO Fairness Opinion, and Scotiabank provided the Veren Special Committee with the Scotiabank Fairness Opinion, each to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations and qualifications set forth therein, in the opinion of BMO Capital Markets and Scotiabank, as applicable, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders.

The full text of the BMO Fairness Opinion and the Scotiabank Fairness Opinion are contained in Appendix E-1 and Appendix E-2, respectively, to the Information Circular. BMO Capital Markets and Scotiabank provided their opinions solely for the exclusive use of the Veren Board and Veren Special Committee, respectively, in connection with its consideration of the Business Combination. Neither the BMO Fairness Opinion nor the Scotiabank Fairness Opinion are a recommendation as to how any Veren Shareholder should vote with respect to the Veren Transaction Resolution, or any other matter.

See “The Business Combination – Veren Fairness Opinions” and “The Business Combination – Reasons for the Business Combination – Veren Board”.

Q:	Why is the Veren Meeting being held?

A:	The Veren Meeting is being held for the purposes of obtaining Veren Shareholder approval as contemplated by the Business Combination Agreement and the Interim Order. Pursuant to the Interim Order, the Veren Transaction Resolution must be approved by not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting.

The full text of the Veren Transaction Resolution is set forth in Appendix A to this Information Circular.

Q:	When and where is the Veren Meeting being held?

A:	The Veren Meeting will be held on May 6, 2025 at 10:00 a.m. (Calgary time) in a virtual-only format. Registered Veren Shareholders and duly appointed proxyholders (including Veren Beneficial Holders that are duly appointed and registered as proxyholders) will have the opportunity to participate in the Veren Meeting by way of a live webcast accessible at https://www.meetnow.global/MZVV6YX.

Q:	How do I access the Veren Meeting?

A:	Registered Veren Shareholders can access and vote at the Veren Meeting by logging in at https://www.meetnow.global/MZVV6YX and entering the 15-digit control number found on the proxy accompanying this Information Circular.

Duly appointed proxyholders can access and vote at the Veren Meeting through the Invite Code provided by Computershare by email after the voting deadline has passed.

Guests, including Veren Beneficial Holders who have not duly appointed themselves as proxyholders, may listen to a live webcast of the Veren Meeting and log in as a guest at https://www.meetnow.global/MZVV6YX, by clicking on “Guest” and completing the online form; however, they will not be able to vote or submit questions.

Veren Shareholders will be able to participate in the Veren Meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the Veren Meeting platform, you will need the latest versions of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum applicable system requirements.

See “General Proxy Matters – Veren”. For information on how Veren Beneficial Holders can participate in the Veren Meeting and vote his or her Veren Shares, see the question below “How can a Veren Beneficial Holder vote?”

Q:	Who is entitled to vote at the Veren Meeting?

A:	Only Veren Shareholders of record at the close of business on March 27, 2025, being the Veren Record Date, will be entitled to receive notice of and vote on the applicable resolution at the Veren Meeting, or any adjournment or postponement thereof. Veren Shareholders will be entitled to one vote on the Veren Transaction Resolution at the Veren Meeting for each Veren Share held.

Q:	How do I vote?

A:	If your Veren Shares are registered in your name, there are two ways you may vote. You may vote at the Veren Meeting, or you may follow the instructions on the enclosed form of proxy and submit your vote by mail, internet or phone or appoint the named persons or some other person you choose, who need not be a Veren Shareholder, to represent you as proxyholder and vote your Veren Shares at the Veren Meeting. Registered Veren Shareholders may vote at the Veren Meeting by completing a ballot online during the Veren Meeting, as further described below under “How can a registered Veren Shareholder vote?”

If your Veren Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker, trustee or other institution) you are a Beneficial Holder and your package includes a Voting Instruction Form that outlines how to vote. If you are a Beneficial Holder and wish to participate online or vote at the Veren Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, and follow all of the applicable instructions provided by your intermediary AND, to be able to participate in the meeting online, you must register yourself as your proxyholder as described below.

Registered Veren Shareholders who appoint a proxyholder, and Veren Beneficial Holders who appoint themselves or a proxyholder to participate in the Veren Meeting MUST also visit http://www.computershare.com/Veren to register their or their proxyholder’s name and email address so that, after the Veren Proxy Deadline, Computershare can send an Invite Code via email. Without an Invite Code, proxyholders will not be able to vote at the Veren Meeting and will only be able to enter the Veren Meeting as a guest.

Q:	What if I acquire ownership of Veren Shares after the Veren Record Date?

A:	If a Veren Shareholder transfers Veren Shares after the Veren Record Date and the transferee of those Veren Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Veren Shares or having otherwise established that the transferee owns such Veren Shares, demands, at least 10 days before the Veren Meeting, that the transferee’s name be included in the list of Veren Shareholders entitled to vote at the Veren Meeting, such transferee shall be entitled to vote such Veren Shares on the Veren Transaction Resolution at the Veren Meeting.

See “General Proxy Matters – Veren”.

Q:	Who is soliciting my proxy?

A:	Management of Veren is soliciting your proxy. Solicitation of proxies is done primarily by mail and electronic means, and Veren may, following the date hereof, determine to retain the services of a proxy solicitation firm to assist with solicitation of proxies. The costs of preparing and distributing the Information Circular and meeting materials will be borne by Veren and Whitecap, as applicable.

Q:	When do I have to vote my Veren Shares by?

A:	Proxies must be received in each case no later than the Veren Proxy Deadline, being 10:00 a.m. (Calgary time) on May 2, 2025, or, if the Veren Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the beginning of any adjourned or postponed Veren Meeting. The Veren Proxy Deadline for deposit of proxies may be waived or extended by the Chair of the Veren Meeting at the Chair’s discretion, without notice.

Q:	Can I appoint someone other than the individuals named in the enclosed proxy to vote my Veren Shares?

A:	Yes, you have the right to appoint another person of your choice, who need not be a Veren Shareholder, to attend and act on your behalf at the Veren Meeting. If you wish to appoint a person other than those named in the enclosed proxy or Voting Instruction Form, insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Veren Meeting and is aware that his or her appointment has been made to vote your Veren Shares.

The following applies to Veren Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form. This includes Veren Beneficial Holders who wish to appoint themselves as proxyholders to attend, participate in or vote at the Veren Meeting.

Veren Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form to attend and participate in the Veren Meeting and vote their Veren Shares MUST submit their proxies or Voting Instruction Forms, as applicable, appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder with Computershare is an additional step to be completed AFTER you have submitted your proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code that is required to vote at the Veren Meeting.

Step 1: Submit your proxy or Voting Instruction Form: To appoint someone other than the individuals named in the proxy or Voting Instruction Form as proxyholder, insert that person’s name in the blank space provided in the proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such proxy or Voting Instruction Form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy or Voting Instruction Form.

If you are a Beneficial Holder, and wish to vote at the Veren Meeting, you must insert your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below in Step 2. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How can a Veren Beneficial Holder vote?”

If you are a Beneficial Holder located in the United States and wish to vote at the Veren Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How can a Veren Beneficial Holder vote?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form sent to you or contact your intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Veren Beneficial Holders located in the United States that wish to vote at the Veren Meeting or, if permitted, appoint third parties as their proxyholders must be sent by email or by courier to: uslegalproxy@computershare.com (if by email); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the Veren Proxy Deadline.

Our solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the U.S. should be aware that disclosure requirements under Canadian laws are different from those of the U.S. applicable to proxy statements under the U.S. Exchange Act.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must visit http://www.computershare.com/Veren by the Veren Proxy Deadline and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with an Invite Code via email. Without an Invite Code, proxyholders will not be able to vote at the Veren Meeting but will be able to attend.

Q:	What if I am a Beneficial Holder of Veren Shares located in the U.S.?

A:	If you are a Beneficial Holder of Veren Shares located in the U.S. and wish to vote at the Veren Meeting or, if permitted, appoint a third party as your proxyholder, then you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the Voting Instruction Form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Veren Beneficial Holders located in the U.S. that wish to vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to: uslegalproxy@computershare.com (if by email), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the Veren Proxy Deadline.

Our solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the U.S. should be aware that disclosure requirements under Canadian laws are different from those of the U.S. applicable to proxy statements under the U.S. Exchange Act.

For additional information, see “General Proxy Matters – Veren – Information for Holders of Veren Shares in the United States”.

Q:	Should I send my form of proxy or Voting Instruction Form now?

A:	Yes. Once you have carefully read and considered the information in this Information Circular, you should complete and submit the applicable enclosed form of proxy or Voting Instruction Form, as applicable, as soon as possible. You are encouraged to vote well in advance of the Veren Proxy Deadline to ensure that your Veren Shares are voted at the Veren Meeting.

Q:	Can I revoke my vote after I have voted by proxy?

A:	Yes. A submitted proxy may be revoked at any time prior to it being exercised. If you have followed the process for attending the Veren Meeting and are a registered Veren Shareholder, you may revoke the proxy and vote at the Veren Meeting. Voting at the Veren Meeting online will revoke your previous proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a Veren Shareholder that is a corporation, under the corporate seal or by a duly authorized officer or attorney. The revocation of proxy can be deposited either at Veren’s head office (Suite 2000, 585 – 8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1) at any time up to and including 5:00 p.m. (Calgary time) on the last Business Day preceding the day of the Veren Meeting at which the proxy is to be used, or with the Chair of the Veren Meeting on the day of the Veren Meeting, at which point the submitted proxy is revoked.

Q:	How can a registered Veren Shareholder vote?

A:	Registered Veren Shareholders can vote in one of the following ways:

During the Veren Meeting	If you are a registered Veren Shareholder, you can attend the Veren Meeting by logging in at https://www.meetnow.global/MZVV6YX and entering the 15-digit control number found on the proxy accompanying the Information Circular.

See “General Proxy Matters – Veren”.

Internet	Go to http://www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on the webpage.

Mail	Enter voting instructions, sign the form of proxy and send your completed form of proxy to Veren’s registrar and transfer agent in the envelope provided, or to Computershare Trust Company of Canada Attending: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

Phone	Call 1-866-732-8683 (toll free in North America) and enter the 15-digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to vote your Veren Shares.

Q:	How can a Veren Beneficial Holder vote?

A:	Veren Beneficial Holders must follow the instructions in their Voting Instruction Form. Every broker has its own mailing procedure and instructions for returning the completed Voting Instruction Form, so be sure to follow the instructions provided on the form. If you are a Beneficial Holder and wish to participate online or vote at the Veren Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, and follow all of the applicable instructions provided by your intermediary AND, to be able to participate in the meeting online, you must register yourself as your proxyholder as described below.

Q:	Will my securities intermediary vote my Veren Shares for me?

A:	Veren Shares held by brokers or their nominees can only be voted upon with the instructions of the Beneficial Holder. Without specific instructions, the Canadian broker/nominees are prohibited from voting common shares for their clients. When a broker is unable to vote on a proposal because it is non-routine and the owner of the Veren Shares does not provide voting instructions, a “broker non-vote” occurs. Broker non-votes have no effect on the vote on such a proposal because they are not considered present and entitled to vote. Veren Beneficial Holders cannot be recognized at the Veren Meeting for the purposes of voting the Veren Shares in person, via internet webcast or by way of proxy except as outlined herein.

Your broker is required by law to receive voting instructions from you before voting your Veren Shares. Every broker has its own mailing procedures and instructions for returning the completed Voting Instruction Form, so be sure to follow the instructions provided on the form.

Q:	Which form of proxy should I use?

A:	Accompanying this Information Circular is a form of proxy or Voting Instruction Form for use by Veren Shareholders. If you hold Veren Shares, please follow the instructions on the form of proxy or Voting Instruction Form that you received in the mail. If you did not receive a form, call Computershare at 1-866-732-8683.

Q:	What other approvals are required for the Business Combination to be completed?

A:	In addition to Veren Shareholder approvals, in order for the Business Combination to be completed, the following approvals must be obtained: (i) the Share Issuance Resolution must be approved by a simple majority of the votes cast by Whitecap Shareholders present in person (virtually) or represented by proxy at the Whitecap Meeting; (ii) the approval of the Court; (iii) the approval of the listing on the TSX of the Whitecap Shares to be issued pursuant to the Business Combination; and (iv) the receipt of the Key Regulatory Approval.

See “Procedure for the Business Combination to Become Effective”.

Q:	When will the Business Combination become effective?

A:	The Business Combination will become effective at the time the Articles of Arrangement are filed with the Registrar, which is expected to occur on or about May 12, 2025, provided that all required approvals are obtained and other conditions are satisfied or waived prior to or on that date. However, completion of the Business Combination is subject to a number of conditions and it is possible that factors outside the control of Veren and/or Whitecap could result in the Business Combination being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Business Combination Agreement if it is not consummated by September 9, 2025 (or by December 9, 2025 if the Key Regulatory Approval has not been received by September 9, 2025, subject to certain conditions), or such later date as mutually agreed to by Veren and Whitecap in writing.

See “Timing”.

Q:	What will happen to the Veren Incentives in connection with the Business Combination?

A:	In connection with, and conditional upon, the completion of the Business Combination, in accordance with the applicable Veren Incentive Plan, the Business Combination Agreement and the Plan of Arrangement, immediately prior to, or commencing at, the Effective Time (as the case may be):

(a)	the vesting of the Veren Options will be accelerated and the Veren Options will all be exercised or surrendered in the manner described below;

(b)	the vesting of the Veren Accelerated RSAs and the Veren Accelerated ESVAs will be accelerated and such Veren Accelerated RSAs and Veren Accelerated ESVAs will be settled by Veren with a cash payment;

(c)	the vesting of the Veren Accelerated PSUs will be accelerated based on the vesting multiplier provided for in the Business Combination Agreement and such Veren Accelerated PSUs will be surrendered to Veren in exchange for a cash payment; and

(d)	the Veren DSUs will be settled and redeemed by Veren in cash, provided that the settlement date is no later than on the Effective Date concurrent with each Veren director’s resignation.

Veren Options held by a Veren Optionholder who enters into a Veren Option Exercise or Surrender Agreement with Veren prior to the Effective Time will, conditional upon and effective immediately prior to completion of the Business Combination, be: (i) in the case of Veren ITM Options held by such Veren Optionholder, exercised for Veren Shares or surrendered in exchange for cash or a combination of cash and Veren Shares in accordance with the election of the Veren Optionholder; and (ii) in the case of Veren OTM Options held by such Veren Optionholder, surrendered to Veren in exchange for a nominal cash payment, all in accordance with the terms of the applicable Veren Option Exercise or Surrender Agreement and the Business Combination Agreement. All remaining Veren Options outstanding at the Effective Time will be surrendered and transferred to Veren in exchange for (i) in the case of Veren ITM Options, a cash payment equal to the in-the-money amount of the Veren Option, or (ii) in the case of Veren OTM Options, no consideration, all in accordance with the Business Combination Agreement and the Plan of Arrangement. Concurrently with the execution of the Business Combination Agreement, (i) certain holders of Veren Options holding not less than 66⅔% of the outstanding Veren Options entered into Veren Option Exercise or Surrender Agreements and/or Veren Support Agreements that evidence their approval and support of the Business Combination, and (ii) certain holders of Veren PSUs holding not less than 66⅔% of the outstanding Veren PSUs entered into Veren Support Agreements that evidence their approval and support of the Business Combination. As at the date hereof, all Veren Optionholders have executed Veren Option Exercise or Surrender Agreements electing to surrender their Veren Options for cash consideration.

Veren RSAs and Veren ESVAs that are not accelerated will continue to be governed by and be subject to the terms and conditions of the Veren RSA Plan and the Veren ESV Plan, respectively, and any applicable award agreement except that: (i) each such Veren RSA and Veren ESVA will be adjusted immediately after the Effective Time to reflect the Exchange Ratio; (ii) the calculation of the amounts payable or deliverable on the settlement of such securities (other than any amount payable or deliverable in respect of dividends paid on Veren Shares prior to the Effective Date or dividends declared on Veren Shares prior to the Effective Date but paid after the Effective Date) will be calculated with reference to Whitecap Shares; (iii) the calculation of the amounts payable or deliverable on such securities in respect of any dividends paid after the Effective Date (other than amounts in respect of dividends declared on Veren Shares prior to the Effective Date but paid after the Effective Date) will be calculated with reference to the dividends paid on Whitecap Shares on or after the Effective Date; and (iv) if the holder of such securities is terminated without cause or resigns with good reason (each for the purposes of the Veren RSA Plan or the Veren ESV Plan) at any time after the Effective Date, the Veren RSAs and Veren ESVAs held by such holder will become vested at such time and will be settled in accordance with the Veren RSA Plan or the Veren ESV Plan, as applicable.

Veren PSUs that are not accelerated will continue to be governed by the terms and conditions of the Veren PSU Plan and any applicable award agreement except that: (i) the number of Additional PSUs that holders are entitled to in respect of Unpaid Dividends on Veren Shares at the Effective Date will be calculated based on the volume weighted average trading price of Veren Shares on the TSX for the five Business Days immediately prior to the Effective Date, and such Additional PSUs will be deemed to be received by holders of Veren PSUs immediately prior to the Effective Time; (ii) each Veren PSU will be adjusted at the Effective Time to reflect the Exchange Ratio; (iii) after the Effective Time, the number of Additional PSUs to be received under the Veren PSU Plan will be calculated by reference to dividends paid on Whitecap Shares; (iv) the calculation of the amounts payable or deliverable upon the settlement of such securities will be calculated with reference to the Whitecap Shares; and (v) such Veren PSUs will vest on the basis of the vesting multiplier provided for in the Business Combination Agreement.

See “Effect of the Business Combination – Veren Incentives”.

Q:	How do I receive the Whitecap Shares that I am entitled to under the Business Combination?

A:	Registered Veren Shareholders must complete and return the enclosed Veren Letter of Transmittal which, when properly completed and returned together with the certificate(s) or DRS Advice(s) representing Veren Shares and all other required documents, will enable each Veren Shareholder to obtain the consideration that the Veren Shareholder is entitled to receive under the Business Combination. See “Procedure for the Business Combination to Become Effective – Procedure for Exchange of Veren Share Certificates or DRS Advices”.

Veren Beneficial Holders, including those Veren Beneficial Holders located in the U.S., must contact their nominee to deposit their Veren Shares. See the enclosed Veren Letter of Transmittal for further instruction.

Q:	What will happen if the Veren Transaction Resolution is not approved or the Business Combination is not completed for any reason?

A:	If the Veren Transaction Resolution is not approved or the Business Combination is not completed for any reason, prior to the Outside Date, the Business Combination Agreement may be terminated by one or both Parties. Pursuant to the terms of the Business Combination Agreement, Veren and Whitecap have agreed that neither Party will solicit, initiate, encourage or otherwise knowingly facilitate any discussions concerning any other business combination or sale of material assets. Prior to obtaining the approval of the Veren Transaction Resolution by Veren Shareholders or the Share Issuance Resolution by Whitecap Shareholders, the Veren Board or the Whitecap Board, respectively, may respond to unsolicited Superior Proposals subject to certain requirements and notification to the Other Party, who has the right to match any Superior Proposals within a five Business Day Matching Period. The Business Combination Agreement provides for a termination amount of $200 million payable by Veren, in consideration for the disposition of Whitecap’s rights under the Business Combination Agreement, if the Business Combination is not completed in certain circumstances and $200 million payable by Whitecap, in consideration for the disposition of Veren’s rights under the Business Combination Agreement, if the Business Combination is not completed in certain circumstances.

See “Effect of the Business Combination – Termination”.

Q:	What are the Canadian federal income tax consequences of the Business Combination?

A:	For a summary of certain material Canadian federal income tax considerations of the Business Combination applicable to Veren Shareholders, see “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Veren Shareholders should consult their own tax advisors as to the Canadian and other tax consequences of the Business Combination to them with respect to their particular circumstances.

Q:	What are the U.S. federal income tax consequences of the Business Combination?

A:	For a summary of certain material U.S. federal income tax consequences of the Business Combination applicable to a U.S. Holder, see “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Veren Shareholders should consult their own tax advisors as to the U.S. and other tax consequences of the Business Combination to them with respect to their particular circumstances.

Q:	Are Veren Shareholders entitled to Dissent Rights?

A:	Registered Veren Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights. However, failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. It is strongly recommended that any Veren Shareholders wishing to dissent seek independent legal advice.

See “Dissent Rights”.

Q:	Who should I contact if I have questions?

A:	If you have any questions about the Business Combination or the matters described in this Information Circular, please contact your professional advisors.

WHITECAP Q&A

WHITECAP SHAREHOLDERS – QUESTIONS AND ANSWERS

ABOUT THE BUSINESS COMBINATION AND THE WHITECAP MEETING

The following is intended to address certain key questions concerning the Business Combination and the Whitecap Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Information Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this section have the meanings set forth under “Glossary of Terms”.

Q:	Why am I being provided with a copy or notice of this Information Circular?

A:	You received a copy or notice of this Information Circular because you are a Whitecap Shareholder as of the Whitecap Record Date who is being asked to consider and approve the Share Issuance Resolution in support of the Business Combination.

Q:	What is the Business Combination?

A:	On March 9, 2025, Whitecap and Veren agreed to the definitive terms of a transaction to combine the two companies pursuant to the Business Combination Agreement. Pursuant to the Business Combination Agreement, Whitecap has agreed to acquire all of the issued and outstanding Veren Shares under a court-approved Plan of Arrangement in accordance with the provisions of the ABCA. If completed, the Business Combination will result in Whitecap acquiring all of the Veren Shares. Pursuant to the Business Combination, all of the Veren Shares will be exchanged for Whitecap Shares on the basis of 1.05 Whitecap Shares in exchange for each Veren Share.

Current Whitecap Shareholders are expected to own approximately 48% of the Combined Company immediately after completion of the Business Combination. Former Veren Shareholders are expected to own approximately 52% of the Combined Company immediately after completion of the Business Combination. For additional information, see “The Business Combination – General” in the Information Circular.

Q:	Why is the Whitecap Meeting being held?

A:	The Whitecap Shares to be issued to Veren Shareholders as consideration for the Business Combination will constitute greater than 25% of the issued and outstanding Whitecap Shares (on a non-diluted basis) immediately prior to the Business Combination. Pursuant to the applicable rules of the TSX, the issuance of the Whitecap Shares under the Business Combination requires the approval of a simple majority of the votes cast by Whitecap Shareholders present in person (virtually) or represented by proxy at the Whitecap Meeting. Management of Whitecap is soliciting proxies of Whitecap Shareholders to vote in favour for the Share Issuance Resolution.

Q:	What are Whitecap Shareholders being asked to vote on?

A:	Whitecap Shareholders will be asked to vote on the Share Issuance Resolution, the full text of which is set forth in Appendix B to this Information Circular.

If approved, the Share Issuance Resolution will authorize the issuance of the number of Whitecap Shares that would allow Whitecap to meet its obligations under the Business Combination Agreement, which provides for the issuance of: (i) Whitecap Shares in exchange for Veren Shares, on the basis that each Veren Share shall entitle the holder thereof to the number of Whitecap Shares equal to the Exchange Ratio; and (ii) the issuance of Whitecap Shares on the exercise, settlement, or redemption, as the case may be, of the Veren RSAs outstanding following the Effective Time.

Based on the 611,816,627 Veren Shares outstanding as of March 20, 2025 and the 572,853 Veren Shares that are expected to be issued prior to the Effective Time upon the settlement of Veren RSAs, Whitecap will issue approximately 643,008,954 Whitecap Shares to acquire all of the outstanding Veren Shares pursuant to the Plan of Arrangement (assuming that there are no Dissenting Shareholders). However, the number of Whitecap Shares that will be issued on the Effective Date will depend on, among other things, the number of Veren Shares outstanding immediately prior to the Effective Time, the number of Veren RSAs settled for Veren Shares prior to the Effective Time and the number of Veren Shares in respect of which Dissent Rights have been validly exercised. For additional information with respect to Exchange Ratio, see “Exchange Ratio” and “Matters to be Considered at the Whitecap Meeting” in the Information Circular.

Q:	Does the Whitecap Board support the Business Combination and the Share Issuance Resolution?

A:	Yes. Following review of a significant amount of information and consideration of a number of factors (including the interests of affected stakeholders) and after considering the NBF Fairness Opinion, among other things, and following consultation with Whitecap’s senior management and with Whitecap’s legal, financial, tax, and other advisors, the Whitecap Board has unanimously: (i) determined that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Whitecap; (ii) determined that the Business Combination is fair to Whitecap Shareholders; (iii) approved the Business Combination Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that Whitecap Shareholders vote in favour of the Share Issuance Resolution.

THE WHITECAP BOARD UNANIMOUSLY RECOMMENDS THAT WHITECAP SHAREHOLDERS VOTE FOR THE SHARE ISSUANCE RESOLUTION.

See “The Business Combination – Recommendation of the Whitecap Board” and “The Business Combination – Reasons for the Business Combination – Whitecap Board”. The full text of the Share Issuance Resolution is set forth in Appendix B to this Information Circular.

Q:	What are the anticipated benefits of the Business Combination?[4]

A:	Management of Whitecap and Veren anticipate that the Business Combination will create a leader in responsible energy development that is expected to unlock value for Veren Shareholders and Whitecap Shareholders. The following are some, but not all, of the expected long-term benefits of the Business Combination to Whitecap Shareholders:

Solidified Position within the Large-Cap Universe

The Combined Company is expected to initially have an enterprise value of approximately $15 billion and approximately 370,000 boe/d (63% liquids) of corporate production with complementary unconventional and conventional assets. The Combined Company will be the largest Canadian light oil-focused producer and the seventh largest producer in the Western Canadian Sedimentary Basin, with significant natural gas growth potential.

Significant Size and Scale across the High Impact Montney and Duvernay

The Combined Company will be the largest producer in the high margin Kaybob Duvernay and Alberta Montney resource plays, with approximately 220,000 boe/d of unconventional production. The Combined Company will become the largest landholder in the Alberta Montney and the second largest landholder across unconventional Montney and Duvernay fairways, with approximately 1.5 million acres in Alberta. The Combined Company is expected to have in excess of 4,800 total development locations in the Montney and Duvernay to deliver future production growth.

Leading Low Decline Light Oil Position in Saskatchewan

The Combined Company will be the second largest producer in Saskatchewan with consolidated assets in west and southeast Saskatchewan. The Combined Company will have approximately 40% of its conventional production under waterflood recovery supporting an anticipated decline rate of less than 20% on 150,000 boe/d of production. These assets have approximately 7,000 estimated development locations to support meaningful free funds flow generation into the future.

Immediate Accretion

The Business Combination is expected to be immediately accretive to Whitecap’s standalone funds flow per share and free funds flow per share, before incorporating any benefits from expected synergies, highlighting increasing sustainability and an enhanced financial outlook for the Combined Company.

[4]	Refer to “Supplemental Disclosure – Non-IFRS Measures”, “Advisory Regarding Oil and Gas Information” and “Forward- Looking Statements” in the Information Circular for the advisory on non-IFRS measures and the advisories and additional disclosure in respect of oil and gas information and forward-looking statements, including the assumptions made in the forecasts and projections for the Combined Company.

Visible Long-Term Synergies

The Combined Company is expected to generate operating, capital and corporate synergies which, in addition to supply chain efficiencies, are expected to generate meaningful savings. It is anticipated that annual synergies of over $200 million can be achieved independent of commodity prices and are expected to begin to be captured upon closing of the Business Combination.

Strong Credit Profile

The Combined Company is expected to have a strong balance sheet with an expected initial leverage of 0.9 times Net Debt to Funds Flow, which is expected to continue to further strengthen to 0.8 times by year-end 2026. Whitecap and Veren both currently have an investment grade credit rating of BBB (low), with a Stable trend, issued by DBRS and with the strength and increased scale of the Combined Company, management of both Whitecap and Veren expect the credit profile to improve, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities. On March 11, 2025, following the announcement of the Business Combination, DBRS announced that it had placed all credit ratings of each of Whitecap and Veren “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to each of Whitecap’s and Veren’s stand-alone risk profiles. See “The Business Combination – Background to the Business Combination” in the Information Circular.

Pathway for Long-Term Growth and Value Creation

The Combined Company’s increased size and competitive position provides the potential to expand the Combined Company’s shareholder base and achieve a greater market presence and investor following. Pro forma scale, risk profile and increased market relevance are expected to support a valuation that is more closely aligned with the industry’s large- cap peers. The Combined Company intends to continue to pay Whitecap’s annual dividend of $0.73 per share, representing a 67% increase in base dividend for Veren Shareholders.

Disciplined Leadership and Governance

The Combined Company will continue to be led by the Whitecap executive team, who have a long track record of operational excellence, financial discipline, strong safety performance and are focused on generating strong returns to Shareholders. The Combined Company Board will consist of eleven members, made up of seven directors from the Whitecap Board and four directors from the Veren Board.

See “The Business Combination – Attributes of the Combined Company”, “The Business Combination – Reasons for the Business Combination – Whitecap Board”, Appendix G – “Pro Forma Information Concerning the Combined Company – Directors and Executive Officers after the Business Combination” and “Effect of the Business Combination – Board and Management” in the Information Circular.

Q:	Has Whitecap received a fairness opinion regarding the Exchange Ratio under the Plan of Arrangement?

A:	Yes. National Bank has provided the Whitecap Board with the NBF Fairness Opinion to the effect that, as of March 9, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to Whitecap Shareholders.

The full text of the NBF Fairness Opinion is contained in Appendix F to the Information Circular. National Bank provided its opinion solely for the information and assistance of the Whitecap Board in connection with its consideration of the Business Combination. The NBF Fairness Opinion is not a recommendation as to how any Whitecap Shareholder should vote with respect to the Share Issuance Resolution, or any other matter.

See “The Business Combination – NBF Fairness Opinion” and “The Business Combination – Reasons for the Business Combination – Whitecap Board”.

Q:	When and where is the Whitecap Meeting being held?

A:	The Whitecap Meeting will be held on May 6, 2025 at 1:00 p.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiconnect.com/215740943 and password “whitecap2025” (case sensitive).

Q:	How do I access the virtual Whitecap Meeting?

A:	Registered Whitecap Shareholders and duly appointed proxyholders can access and vote at the Whitecap Meeting as follows:

●	Go to https://web.lumiconnect.com/215740943 in a web browser on a smartphone, tablet, or computer at least 30 minutes prior to the start of the Whitecap Meeting. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual Whitecap Meeting to check compatibility and complete the related procedures.

●	Select “I have a Control Number/Username” and enter your 12-digit control number (your control number is located on your form of proxy) and the password: “whitecap2025” (case sensitive).

Guests, including Whitecap Beneficial Holders who have not duly appointed themselves as proxyholders, can log in to the Whitecap Meeting as set out below. Guests can listen to the Whitecap Meeting but are not able to vote or submit questions.

●	Go to https://web.lumiconnect.com/215740943 in a web browser on a smartphone, tablet, or computer at least 30 minutes prior to the start of the Whitecap Meeting. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual Whitecap Meeting to check compatibility and complete the related procedures.

●	Select “I am a guest” and then complete the online form.

See “General Proxy Matter – Whitecap – How to Participate at the Whitecap Meeting”. For information on how a Whitecap Beneficial Holder can participate in the Whitecap Meeting and vote its Whitecap Shares, see the question below “How can a Whitecap Beneficial Holder vote?”

Q:	Who is entitled to vote at the Whitecap Meeting?

A:	Only Whitecap Shareholders of record at the close of business on March 27, 2025, being the Whitecap Record Date, will be entitled to receive notice of and vote at the Whitecap Meeting, or any adjournment or postponement thereof. Whitecap Shareholders will be entitled to one vote at the Whitecap Meeting for each Whitecap Share held.

Q:	What if I acquire ownership of Whitecap Shares after the Whitecap Record Date?

A:	If a Whitecap Shareholder transfers Whitecap Shares after the Whitecap Record Date and the transferee of those Whitecap Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Whitecap Shares or having otherwise established that the transferee owns such Whitecap Shares, demands, at least 10 days before the Whitecap Meeting, that the transferee’s name be included in the list of Whitecap Shareholders entitled to vote at the Whitecap Meeting, such transferee shall be entitled to vote such Whitecap Shares at the Whitecap Meeting.

Q:	How do I vote?

A:	If your Whitecap Shares are registered in your name there are two ways you may vote. You may vote at the Whitecap Meeting, or you may follow the instructions on the applicable enclosed form of proxy and submit your vote by mail or internet or appoint the named persons or some other person you choose, who need not be a Whitecap Shareholder, to represent you as proxyholder and vote your securities at the Whitecap Meeting. Registered Whitecap Shareholders may vote on the Share Issuance Resolution at the Whitecap Meeting by completing a ballot online during the Whitecap Meeting, as further described below under “How can a registered Whitecap Shareholder vote?”

If your Whitecap Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker, or other financial institution), you are a Beneficial Holder and you should have received a Voting Instruction Form from your nominee. Please note that Whitecap has limited access to the names of the Whitecap Beneficial Holders. If you attend the Whitecap Meeting, Whitecap may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote at the Whitecap Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Whitecap Meeting. If you do not intend to attend the Whitecap Meeting, follow the instructions on the Voting Instruction Form to vote by telephone or internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. Your completed Voting Instruction Form must be submitted on or before the deadline specified on the form.

Q:	Who is soliciting my proxy?

A:	Management of Whitecap is soliciting your proxy. Solicitation of proxies is done primarily by mail and electronic means. The costs of preparing and distributing the Information Circular and meeting materials will be borne by Whitecap and Veren, as applicable.

Q:	When do I have to vote my Whitecap Shares by?

A:	Proxies must be received no later than the Whitecap Proxy Deadline, being 1:00 p.m. (Calgary time) on May 2, 2025, or, if the Whitecap Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the beginning of any adjourned or postponed Whitecap Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Whitecap Meeting at his or her discretion, without notice.

Q:	Can I appoint someone other than the individuals named in the enclosed proxy to vote my Whitecap Shares?

A:	Yes, you have the right to appoint another person of your choice, who need not be a Whitecap Shareholder, to attend and vote on your behalf at the Whitecap Meeting. If you wish to appoint a person other than those named in the enclosed proxy or Voting Instruction Form, insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Whitecap Meeting and is aware that his or her appointment has been made to vote your securities.

The following applies to Whitecap Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form. This includes Whitecap Beneficial Holders who wish to appoint themselves as proxyholders to attend, participate in or vote at the Whitecap Meeting.

Whitecap Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or Voting Instruction Form to attend and participate in the Whitecap Meeting and vote their securities MUST submit their proxies or Voting Instruction Forms, as applicable, appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the Whitecap Meeting.

Step 1: Submit your proxy or Voting Instruction Form: To appoint someone other than the individuals named in the proxy or Voting Instruction Form as proxyholder, insert that person’s name in the blank space provided in the proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such proxy or Voting Instruction Form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy or Voting Instruction Form.

If you are a Beneficial Holder and wish to vote at the Whitecap Meeting, you must insert your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below in Step 2. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How can a Whitecap Beneficial Holder vote?”

If you are a Beneficial Holder located in the United States and wish to vote at the Whitecap Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How can a Whitecap Beneficial Holder vote?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form sent to you or contact your intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Whitecap Beneficial Holders located in the United States that wish to vote at the Whitecap Meeting or, if permitted, appoint third parties as their proxyholders must be sent by email or by courier to: proxy@odysseytrust.com (if by email); or Odyssey Trust Company, Trader’s Bank Building, 702 67 Yonge Street, Toronto, Ontario, Canada, M5E 1J8 (Attention: Proxy Department) (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the Whitecap Proxy Deadline.

Our solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the U.S. should be aware that disclosure requirements under Canadian laws are different from those of the U.S. applicable to proxy statements under the U.S. Exchange Act.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must email appointee@odysseytrust.com by the Whitecap Proxy Deadline and provide Odyssey with the required proxyholder contact information so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Whitecap Meeting but will be able to participate as guests.

Q:	Should I send my form of proxy or Voting Instruction Form now?

A:	Yes. Once you have carefully read and considered the information in this Information Circular, you should complete and submit the enclosed form of proxy or Voting Instruction Form, as applicable as soon as possible. You are encouraged to vote well in advance of the Whitecap Proxy Deadline to ensure that your Whitecap Shares are voted at the Whitecap Meeting.

Q:	Can I revoke my vote after I have voted by proxy?

A:	Yes. In addition to revocation in any other manner permitted by law, a Whitecap Shareholder may revoke a proxy: (i) by accessing the Whitecap Meeting by following the instructions under the heading “General Proxy Matters – Whitecap – How to Participate at the Whitecap Meeting” in this Information Circular and voting their Whitecap Shares during the designated time; (ii) by an instrument in writing executed by the Whitecap Shareholder or such Whitecap Shareholder’s attorney authorized in writing or if the Whitecap Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Odyssey, the transfer agent of Whitecap, at the office designated in the Notice of Special Meeting of Whitecap Shareholders not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Whitecap Meeting (or any adjournment or postponement thereof) or with the Chair of the Whitecap Meeting on the day of the meeting, at which point the submitted proxy is revoked; or (iii) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked.

Q:	How can a registered Whitecap Shareholder vote?

A:	Registered Whitecap Shareholders can vote in one of the following ways:

During the Virtual Whitecap Meeting	If you are a registered Whitecap Shareholder, you can attend the Whitecap Meeting by going to https://web.lumiconnect.com/215740943 in a web browser on a smartphone, tablet, or computer, selecting “I have a Control Number/Username” and entering your 12-digit control number (your control number is located on your form of proxy) and the password: “whitecap2025” (case sensitive). Follow the instructions to access the Whitecap Meeting and vote when prompted.

See “General Proxy Matter – Whitecap – How to Participate at the Whitecap Meeting”.

Internet	Go to https://vote.odysseytrust.com. Enter the 12-digit control number printed on the form of proxy and follow the instructions on screen.

Fax	800-517-4553.

Mail	Enter voting instructions, sign the form of proxy and send your completed form of proxy or Voting Instruction Form to Whitecap’s registrar and transfer agent in the envelope provided, or to Odyssey Trust Company, Trader’s Bank Building, 702 67 Yonge Street, Toronto, Ontario, M5E 1J8 (Attention: Proxy Department).

Q:	How can a Whitecap Beneficial Holder vote?

A:	Whitecap Beneficial Holders can vote in one of the following ways:

During the Virtual Whitecap Meeting	If you are a Whitecap Beneficial Holder, you can attend and vote at the Whitecap Meeting by filling in your name in the blank space provided on the Voting Instruction Form and appointing yourself as proxy and sending in your completed Voting Instruction Form to the address specified on the Voting Instruction Form in advance of the Whitecap Meeting.

You must also email appointee@odysseytrust.com to register your name and email address so that after the Whitecap Proxy Deadline, Odyssey can send you, via email, a Username that will be required (with case-sensitive password “whitecap2025”) to log into the Whitecap Meeting.

You can then attend the Whitecap Meeting by going to https://web.lumiconnect.com/215740943 in a web browser on a smartphone, tablet, or computer, selecting “I have a Control Number/Username”, entering the Username that you received in an email from Odyssey, password “whitecap2025” (case sensitive), and then follow the instructions to access the Whitecap Meeting and vote when prompted.

Whitecap Beneficial Holders who have not duly appointed themselves as proxy will not be able to vote online at the virtual Whitecap Meeting or submit questions. You will be able to join a live webcast of the Whitecap Meeting by going to https://web.lumiconnect.com/215740943, clicking on “I am a guest” and filling in the form.

See “General Proxy Matter – Whitecap – How to Participate at the Whitecap Meeting”.

Internet	Go to https://vote.odysseytrust.com, enter the 12-digit control number printed on the Voting Instruction Form and follow the instructions on screen.

Mail	Enter voting instructions, sign the Voting Instruction Form and send your completed Voting Instruction Form to the address specified on the Voting Instruction Form.

Q:	Will my securities intermediary vote my Whitecap Shares for me?

A:	A broker or other securities intermediary will vote your Whitecap Shares only if you provide instructions to such intermediary on how to vote. If you fail to provide proper instructions, the Whitecap Shares will not be voted on your behalf at the Whitecap Meeting. If you do not wish to appoint yourself as proxy, as a Beneficial Holder, you should instruct your intermediary/ies to vote your Whitecap Shares on your behalf by following the directions on the Voting Instruction Form provided by such intermediary. Unless your intermediary/ies give(s) you its proxy to vote at the Whitecap Meeting, you cannot vote those Whitecap Shares owned by you at the Whitecap Meeting.

Q:	Which form of proxy should I use?

A:	Accompanying this Information Circular is a form of proxy or Voting Instruction Form for use by Whitecap Shareholders. If you hold Whitecap Shares, please follow the instructions on the form of proxy or Voting Instruction Form, as applicable. If you did not receive a form, call Odyssey at 1-888-290-1175.

Q:	What other approvals are required for the Business Combination to be completed?

A:	In addition to the approval of the Share Issuance Resolution, in order for the Business Combination to be completed, the following approvals must be obtained: (i) the Veren Transaction Resolution must be approved by not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting; (ii) the approval of the Court; (iii) the approval of the listing on the TSX of the Whitecap Shares to be issued pursuant to the Business Combination; and (iv) the receipt of the Key Regulatory Approval.

See “Procedure for the Business Combination to Become Effective”.

Q:	When will the Business Combination become effective?

A:	The Business Combination will become effective at the time the Articles of Arrangement are filed with the Registrar, which is expected to occur on or about May 12, 2025, provided that all required approvals are obtained and other conditions satisfied or waived prior to that date. However, completion of the Business Combination is subject to a number of conditions and it is possible that factors outside the control of Whitecap and/or Veren could result in the Business Combination being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Business Combination Agreement if it is not consummated by September 9, 2025 (or by December 9, 2025 if the Key Regulatory Approval has not been received by September 9, 2025, subject to certain conditions), or such later date as mutually agreed to by Veren and Whitecap in writing.

See “Timing”.

Q:	What will happen to the Whitecap Incentives, in connection with the Business Combination?

A:	The Business Combination will not constitute a “change of control” with respect to the Whitecap Incentives. Whitecap Incentives will continue to exist pursuant to the terms of the Whitecap Incentive Plan.

See “Effect of the Business Combination – Whitecap Incentives”.

Q:	What will happen if the Share Issuance Resolution is not approved or the Business Combination is not completed for any reason?

A:	If the Share Issuance Resolution is not approved or the Business Combination is not completed for any reason, prior to the Outside Date, the Business Combination Agreement may be terminated by one or both Parties. Pursuant to the terms of the Business Combination Agreement, Whitecap and Veren have agreed that neither Party will solicit, initiate, encourage or otherwise knowingly facilitate any discussions concerning any other business combination or sale of material assets. Prior to obtaining the approval of the Veren Transaction Resolution by Veren Shareholders or the Share Issuance Resolution by Whitecap Shareholders, the Veren Board or the Whitecap Board, respectively, may respond to unsolicited Superior Proposals subject to certain requirements and notification to the Other Party who has the right to match any Superior Proposals within a five Business Day Matching Period. The Business Combination Agreement provides for a termination amount of $200 million payable by Veren, in consideration for the disposition of Whitecap’s rights under the Business Combination Agreement, if the Business Combination is not completed in certain circumstances and $200 million payable by Whitecap, in consideration for the disposition of Veren’s rights under the Business Combination Agreement, if the Business Combination is not completed in certain circumstances.

See “Effect of the Business Combination – Termination”.

Q:	Are Whitecap Shareholders entitled to dissent rights?

A:	No. Whitecap Shareholders are not entitled to dissent rights in connection with the Share Issuance Resolution or the Business Combination.

Q:	Who should I contact if I have questions?

A:	If you have any questions about the Business Combination or the matters described in this Information Circular, please contact your professional advisors.

NOTICE OF SPECIAL MEETING OF VEREN SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Veren Meeting”) of the holders (“Veren Shareholders”) of common shares (“Veren Shares”) of Veren Inc. (“Veren”) will be held at 10:00 a.m. (Calgary time) on May 6, 2025 in a virtual-only format that will be conducted via live audio webcast accessible online at https://www.meetnow.global/MZVV6YX for the following purposes:

1.	to consider, pursuant to an interim order (the “Interim Order”) of the Court of King’s Bench of Alberta dated March 28, 2025, and, if deemed advisable, to approve, with or without variation, a special resolution of Veren Shareholders (the “Veren Transaction Resolution”), the full text of which is set forth in Appendix A to the accompanying joint management information circular dated March 28, 2025 (the “Information Circular”), to approve a business combination between Whitecap Resources Inc. (“Whitecap”) and Veren (the “Business Combination”) to be completed by way of an arrangement of Veren pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) whereby, among other things, Whitecap will acquire all of the issued and outstanding Veren Shares, as more particularly described in the Information Circular; and

2.	to transact such further and other business as may properly be brought before the Veren Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Veren Meeting are set forth in the Information Circular.

The board of directors of Veren unanimously recommends that Veren Shareholders vote FOR the Veren Transaction Resolution.

It is a condition to the completion of the Business Combination that the Veren Transaction Resolution be approved by Veren Shareholders at the Veren Meeting. If the Veren Transaction Resolution is not approved by Veren Shareholders, the Business Combination cannot be completed.

The full text of the Plan of Arrangement is attached as Schedule “A” to Appendix C to the Information Circular. The Interim Order is attached as Appendix D to the Information Circular.

Each Veren Share will entitle the holder thereof to one vote at the Veren Meeting with respect to the Veren Transaction Resolution. The Veren Transaction Resolution must be approved by not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting.

The record date (the “Veren Record Date”) for determination of Veren Shareholders entitled to receive notice of and to vote at the Veren Meeting is the close of business on March 27, 2025. Veren Shareholders whose names have been entered in the register of holders of Veren Shares on the close of business on the Veren Record Date will be entitled to receive notice of and to vote at the Veren Meeting.

Veren has elected to use the “notice-and-access” procedures under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations as a means of delivering the meeting materials to Veren Shareholders who do not hold their Veren Shares in their own name (“Veren Beneficial Holders”). As a result, Veren Beneficial Holders will receive a notice containing information on how to access a copy of the Information Circular, unless they previously requested to receive a paper copy of such materials. Veren is not using notice-and- access in respect of mailings to registered Veren Shareholders.

Veren Beneficial Holders who would like to receive a paper copy of the Information Circular by mail, may call Broadridge toll free at 1-877-907-7643 within North America, or 1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America. Veren Beneficial Holders can also request a paper copy of the Information Circular by emailing Veren at investor@vrn.com.

There is no charge for Veren Beneficial Holders to request a paper copy of the Information Circular. Requests should be received no later than April 22, 2025 to ensure that Veren Beneficial Holders receive the materials in advance of the voting deadline and date of the Veren Meeting.

The Information Circular and related Veren Meeting materials can also be accessed online at: https://vrn.com/investors/presentations and on Veren’s SEDAR+ profile at www.sedarplus.ca.

The Veren Meeting will be conducted in a virtual-only format. Registered Veren Shareholders and duly appointed proxyholders will have the opportunity to participate in the Veren Meeting by way of a live webcast. This webcast will allow registered Veren Shareholders to participate, ask questions, and vote at the meeting through an online portal. Accordingly, registered Veren Shareholders may choose to participate via the live webcast of the Veren Meeting through the online portal at https://www.meetnow.global/MZVV6YX. Veren Beneficial Holders may also listen to a live webcast of the Veren Meeting through the same portal, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders.

Registered Veren Shareholders may attend the Veren Meeting in person or may be represented by proxy. To be effective, a proxy must be received by no later than 10:00 a.m. (Calgary time) on May 2, 2025, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Veren Meeting (the “Veren Proxy Deadline”). The deadline for deposit of proxies may be waived or extended by the Chair of the Veren Meeting at the Chair’s discretion, without notice. Veren Beneficial Holders must follow the instructions provided on the voting instruction form that is included in their meeting package in order to either vote their Veren Shares in advance of the Veren Meeting or to appoint themselves as proxyholder to attend and vote online at the Veren Meeting.

Registered Veren Shareholders who appoint a proxyholder, and Veren Beneficial Holders who appoint themselves or a proxyholder to participate in the virtual meeting, MUST also visit http://www.computershare.com/Veren to register their or their proxyholder’s name and email address so that, after the Veren Proxy Deadline, Computershare can send an Invite Code via email. Without an Invite Code, proxyholders will not be able to vote at the Veren Meeting and will only be able to enter the meeting as a guest.

Registered Veren Shareholders should also complete and return the enclosed Veren Letter of Transmittal which, when properly completed and returned together with the certificate(s) or DRS Advice(s) representing Veren Shares and all other required documents, will enable each Veren Shareholder to obtain the common shares in the capital of Whitecap that the Veren Shareholder is entitled to receive under the Business Combination.

If a Veren Shareholder receives more than one form of proxy because such holder owns Veren Shares registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this notice and with respect to other matters which may properly come before the Veren Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Veren knows of no amendments, variations or other matters to come before the Veren Meeting other than the matters set forth in this notice. Veren Shareholders who are planning to return the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

It is the intention of the persons named in the applicable enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Veren Transaction Resolution.

Pursuant to the Interim Order, registered holders of Veren Shares have been granted the right to dissent with respect to the Veren Transaction Resolution and, if the Business Combination becomes effective, to be paid the fair value of their Veren Shares in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. The right of a Veren Shareholder to dissent is more particularly described in the Information Circular and in the Interim Order and the text of section 191 of the ABCA, which are set forth in Appendices D and J, respectively, to the accompanying Information Circular. To exercise such right to dissent, a dissenting Veren Shareholder must send to Veren, c/o Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, AB T2P 4H2, Attention: Justin Ferrara, a written objection to the Veren Transaction Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on April 29, 2025 or the fifth business day immediately preceding the date of any adjournment or postponement of the Veren Meeting, as applicable.

Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Veren Beneficial Holders who wish to dissent should be aware that only the registered holders of such Veren Shares are entitled to dissent. Accordingly, a Beneficial Holder desiring to exercise the right of dissent must make arrangement for the Veren Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Veren Transaction Resolution is required to be received by Veren or, alternatively, make arrangements for the registered holder of such Veren Shares to dissent on behalf of the Beneficial Holder. It is strongly recommended that any Veren Shareholders wishing to dissent seek independent legal advice.

Dated at Calgary, Alberta, this 28th day of March, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF VEREN INC.

/s/ “Craig Bryksa”
Craig Bryksa
President and Chief Executive Officer
Veren Inc.

NOTICE OF SPECIAL MEETING OF WHITECAP SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Whitecap Meeting”) of the holders (“Whitecap Shareholders”) of common shares (“Whitecap Shares”) of Whitecap Resources Inc. (“Whitecap”) will be held at 1:00 p.m. (Calgary time) on May 6, 2025 in a virtual-only format that will be conducted via live webcast accessible online at https://web.lumiconnect.com/215740943 for the following purposes:

1.	to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is set forth in Appendix B to the accompanying joint management information circular dated March 28, 2025 (the “Information Circular”), to approve and authorize the issuance of such number of Whitecap Shares to allow Whitecap to meet its obligations under the business combination agreement dated March 9, 2025 between Whitecap and Veren Inc. (“Veren”) to effect a business combination (the “Business Combination”) between Whitecap and Veren by way of a plan of arrangement under section 193 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular; and

2.	to transact such further and other business as may properly be brought before the Whitecap Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Whitecap Meeting are set forth in the Information Circular.

The board of directors of Whitecap unanimously recommends that Whitecap Shareholders vote FOR the Share Issuance Resolution. It is a condition to the completion of the Business Combination that the Share Issuance Resolution be approved at the Whitecap Meeting. If the Share Issuance Resolution is not approved by Whitecap Shareholders, the Business Combination cannot be completed.

Each Whitecap Share entitled to be voted in respect of the Share Issuance Resolution will entitle the holder thereof to one vote at the Whitecap Meeting. The Share Issuance Resolution must be approved by a simple majority of the votes cast by Whitecap Shareholders present in person (virtually) or represented by proxy at the Whitecap Meeting.

The record date for determination of Whitecap Shareholders entitled to receive notice of and to vote at the Whitecap Meeting is the close of business on March 27, 2025 (the “Whitecap Record Date”). Whitecap Shareholders whose names have been entered in the register of holders of Whitecap Shares at the close of business on the Whitecap Record Date will be entitled to receive notice of and to vote at the Whitecap Meeting.

Whitecap has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations (the “Notice- and-Access Provisions”) for the Whitecap Meeting in respect of mailings to beneficial Whitecap Shareholders (i.e., a Whitecap Shareholder who holds their Whitecap Shares in the name of a broker or agent) but not in respect of mailings to registered Whitecap Shareholders (i.e. a Whitecap Shareholder whose name appears on its records as a holder of Whitecap Shares). The Notice-and- Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to Whitecap Shareholders by allowing Whitecap to post the Information Circular and any additional materials online. Whitecap also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management’s discussion and analysis, to some shareholders together with a notice of a meeting of its shareholders. In relation to the Whitecap Meeting, registered Whitecap Shareholders will receive a paper copy of the notice of the meeting, this Information Circular and a form of proxy whereas beneficial Whitecap Shareholders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, a paper copy of the notice of meeting, this Information Circular, and a voting information form will be mailed to those beneficial Whitecap Shareholders who have previously requested to receive paper copies of these materials.

The Information Circular and related Whitecap Meeting materials can also be accessed online at https://www.wcap.ca/investors/shareholder-meetings and Whitecap’s SEDAR+ profile at www.sedarplus.ca.

Registered Whitecap Shareholders may attend the Whitecap Meeting in person (virtually) or may be represented by proxy. Whitecap Shareholders who are unable to attend the Whitecap Meeting or any adjournments or postponements thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Whitecap Meeting or any adjournment or postponement thereof. To be effective, the enclosed form of proxy must be dated, signed and deposited with Whitecap’s registrar and transfer agent, Odyssey Trust Company: (i) by mail using the enclosed return envelope or one addressed to Trader’s Bank Building, 702 67 Yonge Street, Toronto, Ontario, M5E 1J8 (Attention: Proxy Department); (ii) by email at proxy@odysseytrust.com; (iii) by facsimile at 800-517-4553; or (iv) through the internet at https://vote.odysseytrust.com, no later than 1:00 p.m. (Calgary time) on May 2, 2025 or, if the Whitecap Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjourned or postponed Whitecap Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Whitecap Meeting at his or her discretion without notice. To vote through the internet you will require your 12-digit control number found on your proxy form.

If a Whitecap Shareholder receives more than one form of proxy because such holder owns Whitecap Shares registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Whitecap Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Whitecap knows of no amendments, variations or other matters to come before the Whitecap Meeting other than the matters set forth in this Notice. Whitecap Shareholders who are planning to return the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Share Issuance Resolution.

Dated at Calgary, Alberta, this 28th day of March, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF WHITECAP RESOURCES INC.

/s/ “Grant B. Fagerheim”
Grant B. Fagerheim
President and Chief Executive Officer
Whitecap Resources Inc.

Court File No. 2501-04359

IN THE COURT OF KING’S BENCH OF ALBERTA JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING VEREN INC., WHITECAP RESOURCES INC. AND SECURITYHOLDERS OF VEREN INC.

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the “Application”) has been filed with the Court of King’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of Veren Inc. (“Veren”) with respect to a proposed business combination between Whitecap Resources Inc. (“Whitecap”) and Veren (the “Business Combination”) to be completed by way of an arrangement (the “Arrangement”) of Veren pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving Veren, the holders of common shares (the “Veren Shareholders”) and certain incentive awards of Veren (collectively with the Veren Shareholders, “Veren Securityholders”) and Whitecap, which Arrangement is described in greater detail in the joint management information circular of Veren and Whitecap dated March 28, 2025 accompanying this Notice of Application. At the hearing of the Application, Veren intends to seek:

1.	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to those whom Whitecap Shares will be issued pursuant to the Arrangement and other affected persons, both from a substantive and procedural perspective;

2.	an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA and pursuant to the terms and conditions of the Business Combination Agreement;

3.	a declaration that the Arrangement will, upon the filing of articles of arrangement in respect of the Plan of Arrangement (the “Articles of Arrangement”) under the ABCA and the issuance of the proof of filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with the terms of the Plan of Arrangement and will be binding on and after the Effective Date, as defined in the Plan of Arrangement; and

4.	such other and further orders, declarations or directions as the Court may deem just (collectively, the “Final Order”).

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Alberta Court of King’s Bench, Calgary Courts Centre, 601 5 St SW, Calgary, Alberta, Canada, or via videoconference, on May 8, 2025 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Veren Securityholder or other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose provided such Veren Securityholder or other interested party files with the Court and serves upon Veren on or before 5:00 p.m. (Calgary time) on May 1, 2025, a notice of intention to appear (the “Notice of Intention to Appear”) setting out such Veren Securityholder or interested party’s address for service and indicating whether such Veren Securityholder or interested party intends to support or oppose the Application or make submissions, together with a summary of the position such person intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service on Veren is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Veren Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the terms and conditions of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement on as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the interim order of the Court dated March 28, 2025 (the “Interim Order”), has given directions as to the calling and holding of a special meeting of Veren Shareholders for the purposes of such Veren Shareholders voting upon the special resolution to approve the Arrangement and, in particular, has directed that registered Veren Shareholders have the right to dissent under the provisions of section 191 of the ABCA, as modified by the terms of the Interim Order and the Plan of Arrangement, in respect of the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if granted, serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirement otherwise imposed by such Act, regarding the distribution of securities of Whitecap, pursuant to the Plan of Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Veren Securityholder or other interested party requesting the same by the under-mentioned solicitors for Veren upon written request delivered to such solicitors as follows:

Solicitors for Veren:

Norton Rose Fulbright Canada LLP
400 3rd Avenue SW, Suite 3700
Calgary, Alberta T2P 4H2

Facsimile Number: (403) 264-5973
Attention: Steven Leitl, K.C.

DATED at the City of Calgary, in the Province of Alberta, this 28th day of March, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF VEREN INC.

/s/ “Craig Bryksa”
Craig Bryksa
President and Chief Executive Officer
Veren Inc.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary and Appendices G, H and I. Terms and abbreviations used in the Appendices to this Information Circular other than Appendices G, H and I are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“ABCA” means the Business Corporations Act, RSA 2000, c B-9;

“Accordion Commitment Letter” means the executed debt commitment letter from National Bank of Canada, National Bank Financial Markets and The Toronto-Dominion Bank in favour of Whitecap, providing for up to $3.0 billion of new credit facilities or an increase of $500 million to the syndicated credit facility of Whitecap provided pursuant to the Whitecap Credit Agreement (in effect on the Agreement Date) through an exercise of the accordion feature in the Whitecap Credit Agreement, as such commitment letter is in effect on the Agreement Date and delivered to Veren and related term sheets and fee letters to provide the Accordion Debt Financing to Whitecap, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time to the extent permitted under the Business Combination Agreement;

“Accordion Debt Financing” means the commitments and/or the financing under the Accordion Commitment Letter and/or any financing the proceeds of which are intended to be used to complete the financings described therein;

“Acquisition Proposal” means, other than the transactions contemplated by the Business Combination Agreement, and other than any transaction involving only a Party and one or more of its wholly-owned subsidiaries, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to a Party’s shareholders and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(i)	any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of a Party that, when taken together with the shares and other securities of such Party held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of such Party or rights or interests therein and thereto;

(ii)	any direct or indirect acquisition or purchase of 20% or more of the assets (or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of a Party and its subsidiaries taken as a whole (and, for greater certainty, assets shall include shares of subsidiaries owned by a Party);

(iii)	an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving a Party or its subsidiaries that collectively own assets to which 20% or more of such Party’s revenues or earnings on a consolidated basis are attributable;

(iv)	any take-over bid, issuer bid, exchange offer or similar transaction involving a Party or its subsidiaries that, if consummated, would result in a Person or group of Persons acting jointly or in concert with such Person acquiring beneficial ownership of 20% or more of any class of equity or voting securities of such Party; or

(v)	any transaction that would reasonably be expected to materially reduce the benefits to the Other Party of the Business Combination or impede, interfere with, prevent or delay the transactions contemplated by the Business Combination Agreement or the Business Combination;

“Additional PSUs” has the meaning given to it in the Veren PSU Plan;

“affiliate” means any Person that is affiliated with another Person in accordance with the meaning of the Securities Act;

“Agreement Date” means March 9, 2025;

“allowable capital loss” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”;

“Applicable Canadian Securities Laws” means, collectively, the Securities Act or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act) and all rules, regulations and orders promulgated thereunder and, with respect to Veren, all rules, by-laws and regulations of the NYSE;

“ARC” means an advance ruling certificate issued by the Commissioner under section 102 of the Competition Act;

“Arrangement” means the arrangement of Veren pursuant to section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Articles of Arrangement” means the articles of arrangement in respect of the Plan of Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Business Combination have been satisfied or waived, to give effect to the Arrangement;

“associate” has the meaning ascribed thereto in the Securities Act;

“BD&P” means Burnet, Duckworth & Palmer LLP, legal counsel to Whitecap;

“Beneficial Holders” means Shareholders who do not hold their Shares in their own name;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“BMO Fairness Opinion” means the opinion provided by BMO Capital Markets to the Veren Board to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders;

“Bridge Commitment Letter” means the executed debt commitment letter from National Bank of Canada, National Bank Financial Markets and The Toronto-Dominion Bank in favour of Whitecap, providing for a $1.0 billion bond backstop credit facility as in effect on the Agreement Date and related term sheets and fee letters to provide the Bridge Debt Financing to Whitecap, in each case, as delivered to Veren and as amended, amended and restated, supplemented or otherwise modified from time to time to the extent permitted under the Business Combination Agreement;

“Bridge Debt Financing” means the commitments and/or the financing under the Bridge Commitment Letter and/or any other financing the proceeds of which are intended to be used to complete the financings described therein;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Combination” means the business combination of Whitecap and Veren to be completed by way of the Arrangement;

“Business Combination Agreement” means the business combination agreement dated March 9, 2025 between Veren and Whitecap, with respect to the Business Combination, as supplemented, modified or amended, a copy of which is attached as Appendix C to this Information Circular;

“Business Day” means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;

“Canadian Securities Regulators” means the securities commission or similar regulatory authority in each of the provinces and territories of Canada;

“CDS” means CDS Clearing and Depository Services Inc.;

“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement;

“Combined Company” means Whitecap, and where context requires, Whitecap and its subsidiaries (including Veren), on a consolidated basis, following the completion of the Business Combination;

“Combined Company Board” means the board of directors of the Combined Company;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives where the context requires;

“Competition Act” means the Competition Act, RSC 1985, c C-34, as amended;

“Competition Act Approval” means the occurrence of one or more of the following, in respect of the transactions contemplated by the Business Combination Agreement:

(i)	the Commissioner shall have issued an ARC; or

(ii)	both: (a) either the waiting period has expired or been terminated by the Commissioner under sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under section 113(c) thereof; and (b) unless waived by the Parties, such waiver not to be unreasonably withheld or delayed, the Commissioner shall have issued a No Action Letter, on terms and conditions satisfactory to Whitecap and Veren, each acting reasonably;

“Computershare” means Computershare Trust Company of Canada, in its capacity as registrar and transfer agent of Veren;

“Confidentiality Obligations” has the meaning given to it under the heading “Effect of the Business Combination – The Business Combination Agreement – Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal”;

“Control Shares” has the meaning given to it under the heading “Joint Management Information Circular – Information for United States Securityholders”;

“Convention” means the Convention between the United States of America and Canada with respect to Taxes on Income and on Capital

(1980), as amended;

“Court” means the Court of King’s Bench of Alberta;

“CRA” means the Canada Revenue Agency, or any successor agency thereto;

“DBRS” means DBRS Limited doing business as DBRS Morningstar;

“Debt Commitment Letters” means, collectively, the Accordion Commitment Letter and the Bridge Commitment Letter;

“Debt Financings” means, collectively, the Accordion Debt Financing, the Bridge Debt Financing and the Whitecap Credit Agreement Financing;

“Depositary” means Odyssey Trust Company, or such other Person that may be appointed by the Parties in connection with the Business Combination for the purpose of receiving deposits of certificates formerly representing Veren Shares;

“Dissent Rights” means the rights of dissent granted in favour of registered Veren Shareholders in accordance with Article 4 of the Plan of Arrangement;

“Dissenting Non-Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders not Resident in Canada – Dissenting Non-Resident Holders”;

“Dissenting Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders of Veren Shares”;

“Dissenting Shareholders” means any registered Veren Shareholder who has duly and validly exercised its Dissent Rights with respect to the Veren Transaction Resolution pursuant to Article 4 of the Plan of Arrangement and the Interim Order, and has not withdrawn or been deemed to have been withdrawn such exercise of Dissent Rights;

“Downgrade Window” means the period ending on the later of: (i) May 9, 2025; and (ii) if DBRS publicly announces that it is considering a possible downgrade of any of the Veren IG Notes prior to May 9, 2025, the date on which DBRS makes a second public announcement indicating that such notes are no longer being considered for possible downgrade if, on such later date, the Veren IG Notes are rated BBB (low) or higher by DBRS;

“DRS Advice” means a Direct Registration System (DRS) advice;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system;

“Effective Date” means the date the Business Combination becomes effective in accordance with the ABCA;

“Effective Time” means the time on the Effective Date at which the Articles of Arrangement are filed in accordance with section 193(4.1) of the ABCA;

“Eligible Institution” has the meaning given to it in the Veren Letter of Transmittal;

“Employment Agreements” has the meaning given to it under the heading “Interests of Certain Persons or Companies in the Business Combination – Veren – Severance”;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Exchange Ratio” means the exchange ratio of 1.05 Whitecap Shares for each Veren Share;

“FHSA” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Final Order” means the order of the Court approving the Arrangement pursuant to section 193(4) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both Veren and Whitecap, each acting reasonably;

“forward-looking statements” has the meaning given to it under the heading “Forward-Looking Statements”;

“Governmental Authority” means any: (i) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“IFRS” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board;

“Information Circular” means this joint management information circular dated March 28, 2025, together with all Appendices hereto, distributed to the Veren Shareholders and the Whitecap Shareholders in connection with the Veren Meeting and the Whitecap Meeting, as applicable;

“Interim Order” means the interim order of the Court concerning the Business Combination under section 193(4) of the ABCA, containing declarations and directions with respect to the Business Combination and the holding of the Veren Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, prior to the Effective Time, provided that any such amendment or modification is acceptable to both Veren and Whitecap, each acting reasonably, a copy of which order is attached as Appendix D to this Information Circular;

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended;

“Invite Code” means the invite code provided by Computershare by email to duly appointed proxyholders of Veren Shares after the voting deadline has passed;

“IRS” means the Internal Revenue Service;

“Key Regulatory Approval” means the Competition Act Approval;

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“Market Price” means the volume weighted average trading price of the Veren Shares on the TSX for the five trading days immediately preceding the Effective Date;

“Matching Period” has the meaning given to it under the heading “Effect of the Business Combination – The Business Combination Agreement – Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal”;

“Material Adverse Effect” means, with respect to either Party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would individually or in the aggregate reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Party and its subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(i)	any change, development or condition generally affecting the industries, businesses or segments thereof, in which such Party and its respective subsidiaries operate;

(ii)	any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots, blockades or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;

(iii)	any change, development or condition resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(iv)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Authority (including, for greater certainty, any change to the Tax Act or other applicable taxing legislation or to tax rates);

(v)	any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to the oil and gas exploration, development and production businesses;

(vi)	any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(vii)	any epidemic, pandemic, disease outbreak, other health crisis or public health event;

(viii)	any decline in the market price for crude oil, natural gas or related hydrocarbons on a current or forward basis;

(ix)	any actions taken (or omitted to be taken) at the written request of the Other Party;

(x)	any action taken by the Party or any of its subsidiaries that is required pursuant to the Business Combination Agreement (excluding any obligation to act in the ordinary course of business, but, for greater certainty, including any steps taken pursuant to Section 3.3 of the Business Combination Agreement);

(xi)	any matter which has been disclosed in the Whitecap Disclosure Letter or the Veren Disclosure Letter, as applicable, or in a document filed by the Party since January 1, 2024 until two Business Days prior to the Agreement Date with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the Party’s profile on SEDAR+ at www.sedarplus.ca;

(xii)	the execution, announcement, pendency or performance of the Business Combination Agreement or the consummation of the Business Combination;

(xiii)	the failure of the Party to meet any internal, published, public or analyst projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(xiv)	any change in the market price, credit rating or trading volume of any securities of the Party or Party’s corporate credit rating (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); or

(xv)	any change to any existing, or the imposition of any new, import or export restriction, prohibition, tariff, duty, charge or tax imposed by:

(i)	the federal or a state or other government of the United States of America on goods (including petroleum products) imported from or exported to Canada; or

(ii)	the federal or a provincial or other government of Canada on goods (including petroleum products) imported from or exported to the United States of America;

provided, however, that: (a) with respect to clauses (i) through and including (viii), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the oil and gas industry (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect); and (b) unless expressly provided in any particular section of the Business Combination Agreement, references in certain sections of the Business Combination Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

“McDaniel” means McDaniel & Associates Consultants Ltd.;

“Meetings” means, collectively, the Veren Meeting and the Whitecap Meeting, and “Meeting” means either of them;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“National Bank” means National Bank Financial Inc.;

“NBF Fairness Opinion” means the opinion provided by National Bank to the Whitecap Board to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to Whitecap Shareholders;

“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“No Action Letter” means a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act;

“Non-Continuing Veren Individual” means: (a) a director of Veren, (b) an officer of Veren or (c) an executive of Veren who is not an officer of Veren identified by Whitecap in writing at least ten Business Days prior to the Effective Date as one who will not continue their employment with Veren, Whitecap or an affiliate of either Veren or Whitecap following the Effective Date;

“Non-Continuing Veren PSU Holder” means each holder of Veren PSUs that is: (a) a Non-Continuing Veren Individual (which for certainty shall include all officers of Veren) that resigns in accordance with Section 2.9(a) of the Business Combination Agreement or that is terminated by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan) prior to the Effective Date, or (b) a current or former Veren Employee (other than a Non-Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren PSU Plan) as a result of the Business Combination or that is terminated (including by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan)) other than for Cause (as defined in the Veren PSU Plan), in either case, on or prior to the Effective Date;

“Non-Continuing Veren PSUs” means, in respect of each Non-Continuing Veren PSU Holder, (a) the number of Veren PSUs held, immediately prior to the Effective Time, by such Non-Continuing Veren PSU Holder, plus (b) if there are Unpaid Dividends, such number of Veren PSUs (which may include a fractional Veren PSU) equal to (i) the number of Veren PSUs held by such Non-Continuing Veren PSU Holder immediately prior to the Effective Time, multiplied by (ii) an amount equal to the Unpaid Dividends per Veren Share, divided by (iii) the Market Price;

“Non-Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Non-Solicitation Obligations” has the meaning given to it under the heading “Effect of the Business Combination – The Business Combination Agreement – Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal”;

“Notice-and-Access Provisions” means the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations;

“Notifiable Transaction” has the meaning given to it under the heading “Procedure for the Business Combination to Become Effective – Regulatory and TSX Approvals – Competition Act Approval”;

“Notifications” has the meaning given to it under the heading “Procedure for the Business Combination to Become Effective – Regulatory and TSX Approvals – Competition Act Approval”;

“NRF” means Norton Rose Fulbright Canada LLP, legal counsel to Veren;

“NYSE” means the New York Stock Exchange;

“Odyssey” means Odyssey Trust Company, in its capacity as registrar and transfer agent of Whitecap;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“Other Party” means: (i) with respect to Whitecap, Veren; and (ii) with respect to Veren, Whitecap;

“Outside Date” means September 9, 2025, or December 9, 2025 if the Key Regulatory Approval has not been received by September 9, 2025, or such later date as may be agreed to by the Parties in writing;

“Parties” means Whitecap and Veren, and “Party” means either of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“PFIC” has the meaning given to it under the heading “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Considerations for U.S. Holders Relating to the Business Combination – Tax Considerations Relating to the Business Combination if Veren is or has been Classified as a PFIC”;

“Plan” or “Plan of Arrangement” means the plan of arrangement in the form attached as Schedule “A” to Appendix C to this Information Circular, as the same may be amended or supplemented from time to time in accordance with the terms of the Business Combination Agreement, the Plan of Arrangement or at the direction of the Court in the Final Order;

“Pro Forma Financial Statements” means the Unaudited Consolidated Pro Forma Financial Statements of the Combined Company attached as Schedule A to Appendix G – “Pro Forma Information Concerning the Combined Company”;

“Proposed Amendments” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“RDSP” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Registered Plans” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;

“Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RESP” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“RRIF” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“RRSP” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Scotiabank” means Scotia Capital Inc.;

“Scotiabank Fairness Opinion” means the opinion provided by Scotiabank to the Veren Special Committee to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders;

“SEC” means the United States Securities and Exchange Commission;

“Securities” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Securities Act” means the Securities Act, RSA 2000, c S-4, as amended, including the regulations promulgated thereunder;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Share Issuance Resolution” means the ordinary resolution to be considered by the Whitecap Shareholders at the Whitecap Meeting, the full text of which is set forth in Appendix B to this Information Circular;

“Shareholders” means Veren Shareholders and/or Whitecap Shareholders, as the context requires;

“Shares” means the Veren Shares and/or the Whitecap Shares, as the context requires;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal:

(i)	that complies with all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

(ii)	that is not subject to a financing condition;

(iii)	that is not subject to any due diligence condition and/or access condition;

(iv)	to acquire not less than all of the applicable Party’s outstanding common shares or not less than substantially all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the applicable Party and its subsidiaries and partnership interests;

(v)	that the applicable Party’s board of directors and any relevant committee thereof has determined in good faith (after receipt of advice from its professional financial advisors and external legal counsel) is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(vi)	that the applicable Party’s board of directors and any relevant committee thereof determines in good faith, after consultation with its professional financial advisors, would be, if consummated in accordance with its terms, more favourable, from a financial point of view, to the holders of its common shares than the Business Combination;

“Supplementary Information Request” has the meaning given to it under the heading “Procedure for the Business Combination to Become Effective – Regulatory and TSX Approvals – Competition Act Approval”;

“Support Agreements” means collectively, the Veren Support Agreements and the Whitecap Support Agreements;

“Supporting Veren Shareholders” means each of the directors and executive officers of Veren;

“Supporting Whitecap Shareholders” means each of the directors and executive officers of Whitecap;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp) and the regulations made thereunder, as amended from time to time;

“taxable capital gain” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”;

“TD Securities” means TD Securities Inc.;

“TFSA” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Tribunal” has the meaning given to it under the heading “Procedure for the Business Combination to Become Effective – Regulatory and TSX Approvals – Competition Act Approval”;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories, any State of the United States, and the District of Columbia;

“Unpaid Dividends” means any dividend declared by the Veren Board that has a record date that is prior to the Effective Date and a payment date that is subsequent to the Effective Date;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning given to it under the heading “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Veren” means Veren Inc., a corporation existing under the ABCA;

“Veren 3.94% Cdn Notes” means the 3.94% notes of Veren due April 22, 2025;

“Veren 4.08% US Notes” means the 4.08% notes of Veren due April 22, 2025;

“Veren 4.18% US Notes” means the 4.18% notes of Veren due April 22, 2027;

“Veren 4.30% US Notes” means the 4.30% notes of Veren due April 11, 2025;

“Veren 4.968% Cdn Notes” means the 4.968% notes of Veren due June 21, 2029;

“Veren 5.503% Cdn Notes” means the 5.503% notes of Veren due June 21, 2034;

“Veren Accelerated ESVAs” has the meaning given to it in the Business Combination Agreement;

“Veren Accelerated Incentive Securities” has the meaning given to it in the Business Combination Agreement;

“Veren Accelerated PSUs” has the meaning given to it in the Business Combination Agreement;

“Veren Accelerated RSAs” has the meaning given to it in the Business Combination Agreement;

“Veren AGM Circular” means the management information circular of Veren dated March 28, 2024 in connection with the annual and special meeting of Veren Shareholders held on May 10, 2024;

“Veren AIF” means the annual information form of Veren dated February 26, 2025 for the year ended December 31, 2024;

“Veren Annual Financial Statements” means the audited consolidated financial statements of Veren as at and for the years ended December 31, 2023 and December 31, 2024, together with the notes thereto and the auditor’s report thereon;

“Veren Annual MD&A” means the management’s discussion and analysis of the financial and operating results of Veren for the year ended December 31, 2024;

“Veren Beneficial Holders” means Veren Shareholders who do not hold their Veren Shares in their own name;

“Veren Board” means the board of directors of Veren;

“Veren Board Recommendation” has the meaning given to it under the heading “The Business Combination – Recommendation of the Veren Board”;

“Veren Credit Agreements” means, collectively: (i) the fifth amended and restated syndicated credit agreement dated as of October 30, 2024 among Veren, as borrower, The Bank of Nova Scotia, as agent, and the financial institutions party thereto as lenders from time to time; and (ii) the fifth amended and restated operating credit facility agreement dated as of October 30, 2024 between Veren, as borrower, and The Bank of Nova Scotia, as lender;

“Veren Disclosure Letter” means the disclosure letter dated the Agreement Date from Veren to Whitecap;

“Veren Disposition Event” has the meaning given to it under the heading “Effect of the Business Combination – The Business Combination Agreement – Termination Amounts”;

“Veren DSU Plan” means the amended and restated deferred share unit plan for directors and designated employees of Veren initially approved on November 9, 2011, as amended in accordance with its terms from time to time;

“Veren DSUs” means the deferred share units, whether vested or unvested, granted pursuant to the Veren DSU Plan;

“Veren Employees” means individuals employed by Veren or a Veren subsidiary on a full-time, part-time or temporary basis, and for greater certainty includes officers of Veren;

“Veren ESV Plan” means the employee share value plan of Veren dated effective April 2020, as amended in accordance with its terms from time to time;

“Veren ESVAs” means the employee share value awards, whether vested or unvested, granted pursuant to the Veren ESV Plan;

“Veren Fundamental Representations and Warranties” has the meaning given to it under the heading “Effect of the Business Combination – The Business Combination Agreement – Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties”;

“Veren IG Notes” means the Veren 4.968% Cdn Notes and the Veren 5.503% Cdn Notes;

“Veren Incentive Plans” means, collectively, the Veren DSU Plan, the Veren ESV Plan, the Veren PSU Plan, the Veren Option Plan and the Veren RSA Plan;

“Veren Incentives” means, collectively, the Veren ESVAs, the Veren DSUs, the Veren PSUs, the Veren Options and the Veren RSAs;

“Veren ITM Options” means those unexercised Veren Options with an exercise price less than the Market Price;

“Veren Letter of Transmittal” means the letter of transmittal forwarded to Veren Shareholders pursuant to which Veren Shareholders are required to deliver certificates or DRS Advices representing Veren Shares to the Depositary;

“Veren Meeting” means the special meeting of Veren Shareholders to be called and held in accordance with the Business Combination Agreement and the Interim Order to permit the Veren Shareholders to consider the Veren Transaction Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Veren Note Indenture” means the trust indenture dated as of June 21, 2024 between Veren, as issuer, and Computershare, as trustee;

“Veren Option Exercise or Surrender Agreements” mean the agreements between Veren and the holders of the outstanding Veren Options whereby each holder conditionally agrees, with effect as at immediately prior to the Effective Time, to: (a) exercise Veren Options in accordance with their terms; or (b) surrender to Veren for cancellation Veren Options, for (i) a cash payment from Veren equal to the “in-the-money amount” of such Veren Options or (ii) a combination of cash and a number of Veren Shares together having an aggregate fair market value equal to the “in-the-money amount” of such Veren Options;

“Veren Option Plan” means the stock option plan of Veren dated effective as of January 3, 2018, as amended in accordance with its terms from time to time;

“Veren Optionholders” means holders of Veren Options;

“Veren Options” means the options to purchase Veren Shares, whether vested or unvested, granted pursuant to the Veren Option Plan;

“Veren OTM Options” means those unexercised Veren Options with an exercise price equal to or greater than the Market Price;

“Veren PPNs” means collectively, the Veren 4.30% US Notes, the Veren 3.94% Cdn Notes, the Veren 4.08% US Notes and the Veren 4.18% US Notes;

“Veren Proxy Deadline” means 10:00 a.m. (Calgary time) on May 2, 2025, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Veren Meeting;

“Veren PSU Plan” means the performance share unit plan of Veren dated effective April 26, 2017, as amended in accordance with its terms from time to time;

“Veren PSUs” means the performance share units, whether vested or unvested, granted pursuant to the Veren PSU Plan and includes any fractional performance share unit;

“Veren Record Date” means March 27, 2025;

“Veren Reserves Report” means the report prepared by McDaniel and dated January 20, 2025 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to Veren’s properties as at December 31, 2024;

“Veren RSA Plan” means the restricted share bonus plan of Veren dated effective July 2, 2009, as amended in accordance with its terms from time to time;

“Veren RSAs” means the restricted share awards, whether vested or unvested, granted pursuant to the Veren RSA Plan;

“Veren Shareholders” means the registered holders of Veren Shares and the Veren Beneficial Holders, as the context requires;

“Veren Shares” means the common shares of Veren;

“Veren Special Committee” means the committee comprised of independent directors of Veren, established to evaluate the Business Combination and provide a recommendation to the Veren Board;

“Veren Support Agreements” means the support agreements entered into between the Supporting Veren Shareholders and Whitecap, dated as of the Agreement Date;

“Veren Termination Amount” means $200 million;

“Veren Transaction Resolution” means the special resolution in respect of the Business Combination to be considered by the Veren Shareholders at the Veren Meeting, the full text of which is set forth in Appendix A to this Information Circular;

“Voting Instruction Form” means the voting instruction form provided by Broadridge to Beneficial Holders;

“Whitecap” means Whitecap Resources Inc., a corporation existing under the ABCA;

“Whitecap 4.382% Notes” means the 4.382% notes of Whitecap due November 1, 2029;

“Whitecap AGM Circular” means the management information circular of Whitecap dated March 13, 2025 in connection with the annual meeting of Whitecap Shareholders to be held on April 29, 2025;

“Whitecap AIF” means the annual information form of Whitecap dated February 18, 2025 for the year ended December 31, 2024;

“Whitecap AIP” means the amended and restated 2013 award incentive plan of Whitecap dated as of April 30, 2013;

“Whitecap AIP PAs” means the performance awards, whether vested or unvested, granted pursuant to the Whitecap AIP;

“Whitecap AIP TAs” means the time-based awards, whether vested or unvested, granted pursuant to the Whitecap AIP;

“Whitecap Annual Financial Statements” means the audited consolidated financial statements of Whitecap as at and for the years ended December 31, 2023 and December 31, 2024 together with the notes thereto and the auditor’s report thereon;

“Whitecap Annual MD&A” means the management’s discussion and analysis of the financial and operating results of Whitecap for the year ended December 31, 2024;

“Whitecap Beneficial Holders” means Whitecap Shareholders who do not hold their Whitecap Shares in their own name;

“Whitecap Board” means the board of directors of Whitecap;

“Whitecap Board Recommendation” has the meaning given to it under the heading “The Business Combination – Recommendation of the Whitecap Board”;

“Whitecap Credit Agreement” means the credit agreement dated as of September 19, 2024 among Whitecap, as borrower, the persons party thereto from time to time in their capacity as lenders, and National Bank, as administrative agent, as such credit agreement may be amended, amended and restated, replaced or otherwise modified;

“Whitecap Credit Agreement Financing” means the drawdown by Whitecap on the Effective Date under the Whitecap Credit Agreement in an amount sufficient to repay in full the Veren Credit Agreements;

“Whitecap Disclosure Letter” means the disclosure letter dated the Agreement Date from Whitecap to Veren;

“Whitecap Disposition Event” has the meaning given to it under the heading “Effect of the Business Combination – The Business Combination Agreement – Termination Amounts”;

“Whitecap Fundamental Representations and Warranties” has the meaning given to it under the heading “Effect of the Business Combination – The Business Combination Agreement – Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties”;

“Whitecap Incentive Plan” means the Whitecap AIP;

“Whitecap Incentives” means, collectively, the Whitecap AIP PAs and the Whitecap AIP TAs;

“Whitecap Meeting” means the special meeting of Whitecap Shareholders to be called to permit the Whitecap Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Whitecap Proxy Deadline” means 1:00 p.m. (Calgary time) on May 2, 2025, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Whitecap Meeting;

“Whitecap Record Date” means March 27, 2025;

“Whitecap Reserves Report” means the report prepared by McDaniel and dated February 2, 2025 evaluating the crude oil, natural gas, natural gas liquids, and sulphur reserves attributable to Whitecap’s properties as at December 31, 2024;

“Whitecap Shareholders” means the holders of Whitecap Shares;

“Whitecap Shares” means the common shares of Whitecap;

“Whitecap Support Agreements” means the support agreements entered into between the Supporting Whitecap Shareholders and Veren, dated as of the Agreement Date; and

“Whitecap Termination Amount” means $200 million.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”. Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars and references herein to “US$” or “U.S. dollars” are to United States dollars. All financial information in Appendices G, H and I to this Information Circular has been presented in Canadian dollars in accordance with IFRS.

EXCHANGE RATIO

Unless otherwise indicated, all references herein to the number of Whitecap Shares issuable in respect of Veren Shares pursuant to the Plan of Arrangement and on the exercise, settlement or redemption of Veren Incentives whether on the Effective Date or on a later date and to the post-closing shareholdings of Veren Shareholders and Whitecap Shareholders in Whitecap upon completion of the Business Combination, assume an “Exchange Ratio” of 1.05 Whitecap Shares for each Veren Share.

ABBREVIATIONS

The following are abbreviations and definitions used in this Information Circular (including Appendices G, H and I, respectively):

AECO	Alberta Energy Company natural gas price
bbl	barrel
bbls	barrels
bbls/d	barrels per day
Mbbls	thousand barrels
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmcf	million cubic feet
NGL	natural gas liquids
WTI	West Texas Intermediate

JOINT MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by the management of Veren and Whitecap for use at the Veren Meeting and the Whitecap Meeting, respectively, and at any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Business Combination and the issuance of Whitecap Shares in connection with the Business Combination, or any other matters to be considered at the Veren Meeting and Whitecap Meeting, other than those contained in this Information Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Veren contained and incorporated by reference in this Information Circular, including but not limited to the information in Appendix H to this Information Circular, has been provided by Veren. Although Whitecap has no knowledge that would indicate that any of such information is untrue or incomplete, Whitecap does not assume any responsibility for the accuracy or completeness of such information or the failure by Veren to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Whitecap.

The information concerning Whitecap contained and incorporated by reference in this Information Circular, including but not limited to the information in Appendix I to this Information Circular, has been provided by Whitecap. Although Veren has no knowledge that would indicate that any of such information is untrue or incomplete, Veren does not assume any responsibility for the accuracy or completeness of such information or the failure by Whitecap to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Veren.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

Information contained in or otherwise accessed through Veren’s website or Whitecap’s website, or any website, other than those documents incorporated by reference herein and filed on SEDAR+, does not constitute part of this Information Circular.

All summaries of, and references to, the Business Combination Agreement, the Business Combination, the Plan of Arrangement and the Veren Option Exercise and Surrender Agreements in this Information Circular are qualified in their entirety by reference to the complete text of the Business Combination Agreement, the Plan of Arrangement and the form of Veren Option Exercise and Surrender Agreement, copies of which are attached as Appendix C, Schedule “A” to Appendix C and Schedule “F” to Appendix C, respectively, to this Information Circular. You are urged to carefully read the full text of the Business Combination Agreement and the Plan of Arrangement.

All capitalized terms used in this Information Circular (including Appendices G, H and I hereto) but not otherwise defined herein have the meanings set forth herein under “Glossary of Terms”. The terms and abbreviations used in the Appendices to this Information Circular, other than in Appendices G, H and I, are defined separately therein. Information contained in this Information Circular is given as of March 28, 2025, unless otherwise specifically stated. Details of the Business Combination are set forth under the headings “The Business Combination” and “Effect of the Business Combination”. For details of the matters to be considered by Veren Shareholders at the Veren Meeting and Whitecap Shareholders at the Whitecap Meeting, see “Matters to be Considered at the Veren Meeting” and “Matters to be Considered at the Whitecap Meeting”, respectively.

Supplemental Disclosure – Non-IFRS Measures

This Information Circular and certain documents incorporated by reference herein make reference to certain financial measures that do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Such measures include “enterprise value”, “free funds flow”, “funds flow”, “market capitalization”, “net debt”, and “net debt to funds flow”. These measures have been described and presented in order to provide shareholders, potential investors and analysts with additional measures for analyzing the Business Combination and the Combined Company’s ability to generate funds to finance its operations and information regarding its liquidity. Such information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

“Enterprise value” is a supplementary financial measure and is calculated as market capitalization plus net debt. Whitecap management believes that enterprise value provides a useful measure of the market value of the Combined Company’s debt and equity.

“Market capitalization” is a supplementary financial measure and is calculated as the share price at the applicable time multiplied by the number of shares outstanding at the applicable time. Whitecap management believes that market capitalization provides a useful measure of the market value of the Combined Company’s equity.

“Net Debt to funds flow” is a supplementary financial measure determined by dividing net debt by funds flow. Net debt to funds flow is not a standardized measure and, therefore, may not be comparable with the calculation of similar measures by other entities.

For additional information regarding the non-IFRS measures, including applicable reconciliations, see the advisories in the Whitecap Annual MD&A, which is incorporated by reference in this Information Circular and available on Whitecap’s SEDAR+ issuer profile at www.sedarplus.ca. There are no significant differences between historical and forward-looking specified financial measures.

Dividends

The Combined Company’s future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof, is uncertain. Any decision to pay dividends on the Combined Company’s shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Combined Company Board and may depend on a variety of factors, including, without limitation, the Combined Company’s business performance, financial condition, financial requirements, growth plans, expected capital requirements, tariffs affecting the export of crude oil and natural gas to the U.S., and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Combined Company under applicable corporate law. Further, the actual amount, the declaration date, the record date and the payment date of any dividend are subject to the discretion of the Combined Company Board. There can be no assurance that the Combined Company will pay dividends in the future.

Information for United States Securityholders

THE PLAN OF ARRANGEMENT AND THE WHITECAP SHARES ISSUABLE TO VEREN SHAREHOLDERS PURSUANT TO THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE WITHIN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE WITHIN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Whitecap Shares issuable to Veren Shareholders in exchange for their Veren Shares pursuant to the Business Combination have not been and will not be registered under the U.S. Securities Act or the securities laws of any state within the United States, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof and exemptions under Applicable U.S. Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any security issued in exchange for one or more bona fide outstanding securities from the registration requirement of the U.S. Securities Act where the terms and conditions of such issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. See “Procedure for the Business Combination to Become Effective – Securities Law Matters”. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. See “Procedure for the Business Combination to become Effective – Court Approval”. In addition, the solicitation of proxies for the Veren Meeting and the Whitecap Meeting by means of this Information Circular is not subject to the requirements of section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The Whitecap Shares issuable to Veren Shareholders pursuant to the Business Combination will not be, following completion of the Business Combination, subject to transfer restrictions under Applicable U.S. Securities Laws, except for: (i) any Whitecap Shares received in the Business Combination by persons who will be “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Whitecap on the Effective Date or were affiliates of Whitecap within 90 days before the Effective Date; and (ii) any Whitecap Shares that after the Effective Date are held by persons who are then (or were within the preceding 90 days) affiliates of Whitecap (collectively, “Control Shares”). Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise. Typically, Persons who are directors, executive officers or 10% or greater shareholder of an issuer are considered to be affiliates. Any resale of Control Shares by such an affiliate (or former affiliate) will be subject to the registration requirement of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, persons holding Control Shares may generally resell those shares outside the United States without registration under the U.S. Securities Act pursuant to Rule 903 of Regulation S under the U.S. Securities Act. If available, such persons may also resell such shares pursuant to Rule 144 under the U.S. Securities Act or pursuant to another exemption or exclusion therefrom.

Information concerning the assets and operations of Veren and Whitecap contained or incorporated by reference herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies. In particular, data on oil and gas reserves included or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The financial statements of Veren and Whitecap incorporated by reference in this Information Circular have been prepared in accordance with IFRS, which differs from United States generally accepted accounting principles in certain material respects and thus are not directly comparable to financial statements of United States companies.

Veren Shareholders subject to United States federal income taxation should be aware that the description of certain United States federal income tax considerations generally applicable to certain U.S. Holders provided in this Information Circular is a summary only. They are advised to consult their tax advisors to determine the particular tax consequences to them of participating in the Business Combination and the ownership and disposition of Whitecap Shares acquired pursuant to the Business Combination.

The enforcement by Veren Shareholders and Whitecap Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Veren and Whitecap are organized under the laws of Alberta, Canada, that some or all of their officers and directors are residents of countries other than the United States, that some of the experts named in this Information Circular and the documents incorporated by reference are residents of countries other than the United States, and that a substantial portion of the assets of Whitecap, Veren and such persons are located outside the United States. As a result, it may be difficult or impossible for Veren Shareholders and Whitecap Shareholders in the United States to effect service of process within the United States upon Whitecap and Veren, as applicable, and their respective directors or officers, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States. In addition, Veren Shareholders and Whitecap Shareholders in the United States should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Information Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Whitecap or Veren.

Exchange Rate Information

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; and (ii) the high, low and average exchange rates during each such period, based on the daily average exchange rate, published on the Bank of Canada’s website as being in effect on each trading day.

	Year Ended December 31
	2024		2023
Rate at end of Period	US$	0.6950	US$	0.7561
Average rate during Period	US$	0.7302	US$	0.7410
High	US$	0.7510	US$	0.7617
Low	US$	0.6937	US$	0.7207

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Information Circular (including in Appendices G, H and I, respectively, to this Information Circular) and in the documents incorporated by reference herein constitute forward-looking information and forward-looking statements (collectively referred to as “forward-looking statements”) within the meaning of Applicable Canadian Securities Laws about Whitecap’s and Veren’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Whitecap and Veren believe that expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “can”, “shall”, “would”, “could”, “might”, “should”, “believe” and similar expressions or the negative thereof.

This Information Circular (including Appendices G, H and I, respectively, to this Information Circular) contains forward-looking statements pertaining to the following:

●	the expectations regarding whether the Business Combination will be completed, the principal steps of the Business Combination, including whether the conditions to completion of the Business Combination will be satisfied, and the anticipated timing for the Effective Date;

●	the perceived benefits of the Business Combination and expected attributes of the Combined Company resulting from the Business Combination, including anticipated corporate, operating, capital and other synergies and the timing thereof, anticipated savings and the sustainability and timing thereof, and the plans and strategies to achieve such benefits and synergies;

●	the focus and business strategies of each of Whitecap, Veren and the Combined Company;

●	the expected enterprise value of the Combined Company;

●	the ability to successfully integrate the businesses of Whitecap and Veren;

●	the structure and effect of the Business Combination on Veren and Whitecap and their respective Shareholders;

●	the expected issuance, terms of, and listing of Whitecap Shares, to Veren Shareholders;

●	the expected headquarters of the Combined Company;

●	the anticipated production (including the location thereof), land, and inventory of development opportunities of the Combined Company;

●	anticipated cost savings as a result of transaction synergies, including the anticipated timing of achieving such cost savings;

●	the Combined Company’s financial position including its balance sheet, credit rating, costs, debt profile, annual sustaining capital requirements, and expected liquidity;

●	the expected management team of the Combined Company, their positions, and qualifications;

●	the composition of the Combined Company Board following the Effective Time;

●	the anticipated effect of the transaction on the competitiveness of the Combined Company and its profitability, liquidity, and cost structure;

●	the expected increase to funds from operations, free funds flow, and net asset value;

●	the benefits to be achieved from free funds flow, including, but not limited to, the anticipated use and allocation of such funds and potential return of capital to Shareholders;

●	the anticipated payment of a monthly dividend, subject to the Combined Company Board approval;

●	the anticipated success of the Combined Company’s deleveraging plan and consequential reduction of net debt and net debt to annualized funds from operations ratio;

●	the expected size and scale of the Combined Company, as well as the expected position of the Combined Company in the market relative to comparable peer companies;

●	the anticipated improved access to markets;

●	the anticipated development of the Combined Company’s risk management program;

●	the anticipated safety and reliability of the operations of the Combined Company;

●	the anticipated benefits from the Debt Financings;

●	the expected terms and timing of the closing of the Debt Financings and the ability of Whitecap to satisfy conditions to closing of the Debt Financings;

●	the anticipated relevancy of the Combined Company in the Canadian and global energy markets and expected long-term opportunities;

●	the timing, administration and conduct of the Meetings and the timing of the Final Order;

●	Whitecap’s and Veren’s anticipated abilities to obtain the required approvals, including securityholder, stock exchange, Court, regulatory and third-party approvals, for the Business Combination, including the Key Regulatory Approval, and the timing of such approvals;

●	the satisfaction of conditions for listing of the Whitecap Shares to be issued pursuant to the Business Combination on the TSX, and the timing thereof;

●	the ability to enforce civil liabilities under U.S. securities laws against Whitecap, Veren or its officers or directors and the ability to effect service of process or realize judgments against Whitecap or Veren;

●	the expectations regarding receipt of required approvals of the Veren Transaction Resolution and the Share Issuance Resolution and the results of obtaining such approvals;

●	the anticipated application for and filing of the Final Order and Articles of Arrangement with the Registrar under the ABCA, the content and timing of such application, the considerations of the Court in granting the Final Order, and the effect of the Final Order;

●	the expectation that there will be no significant events occurring outside of the normal course of business of Whitecap, Veren and the Combined Company, as applicable;

●	the expected expenses associated with the Business Combination;

●	the effect of the Business Combination on Whitecap’s share capital, including the total issued and outstanding Whitecap Shares and anticipated percentages of Whitecap Shares that former Veren Shareholders and Whitecap Shareholders will hold in the Combined Company, both on a non-diluted and partially-diluted basis;

●	the composition and compensation of the Whitecap Board and Whitecap management upon the Business Combination becoming effective, the reconstitution of board committees and expected meetings, policies and mandates thereof;

●	the delisting of the Veren Shares from the TSX and the NYSE and the anticipated timing thereof;

●	the continuation of the listing and trading of the Whitecap Shares on the TSX;

●	the deregistration of the Veren Shares under the U.S. Exchange Act;

●	the expectation that Veren will generally not be required to file reports with the Canadian Securities Regulators or the SEC;

●	whether the Combined Company will determine to continue or terminate its duty to file reports with the SEC as a successor registrant following the completion of the Business Combination and/or whether the Combined Company will seek an additional listing on the NYSE or another stock exchange;

●	the anticipated treatment and entitlements of Whitecap Shareholders and Veren Shareholders under securities and tax Laws;

●	the expected timing, cost and terms of severance and other entitlements payable by the Combined Company pursuant to the Employment Agreements and such other obligations to directors and executive officers of Veren pursuant to the Business Combination Agreement;

●	the effect of the Business Combination on the vesting, settlement and payout of Whitecap Incentives and Veren Incentives, as applicable;

●	the treatment of the Business Combination under government regulatory regimes; and

●	pro forma information, including pro forma financial and operational information pertaining to Whitecap after giving effect to the Business Combination, as well as the consolidated capitalization of the Combined Company.

Additionally, statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

The reports of PricewaterhouseCoopers LLP, the independent auditor of each of Veren and Whitecap, included or incorporated by reference in this Information Circular refer exclusively to the historical financial statements described therein and do not extend to the prospective financial information included in this Information Circular and should not be read to do so.

Developing forward-looking statements involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Whitecap, Veren and the Combined Company and others that apply to the industry generally. These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting:

●	the perceived benefits of the Business Combination and expected attributes of the Combined Company resulting from the Business Combination are based upon a number of factors, including the terms and conditions of the Business Combination Agreement and current industry, economic, and market conditions (see “The Business Combination – Reasons for the Business Combination”, “The Business Combination – Attributes of the Combined Company”, “The Business Combination – Recommendation of the Veren Board” and “The Business Combination – Recommendation of the Whitecap Board”);

●	the completion of certain steps in, and timing of, the Business Combination and the Effective Date of the Business Combination are based upon the terms of the Business Combination Agreement and advice received from counsel to Veren and Whitecap relating to timing expectations (see “Effect of the Business Combination”);

●	the listing of the Whitecap Shares to be issued pursuant to the Business Combination on the TSX and the delisting of the Veren Shares from the TSX and the NYSE are based on receiving approval from, and fulfilling all of the requirements of the TSX and the NYSE;

●	the treatment of Veren Shareholders under tax Laws (see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”);

●	the effects of the Business Combination on Veren and Whitecap are based on Veren management’s current expectations regarding the intentions of Whitecap and Whitecap management’s current expectations regarding the intentions of Veren;

●	the satisfaction of the conditions to closing of the Business Combination in a timely manner and completion of the Business Combination on the expected terms;

●	the expected adherence to the terms of the Business Combination Agreement and agreements related to the Business Combination Agreement, including the Support Agreements and the expected timing and termination of such agreements;

●	the ability of Whitecap and Veren to obtain the Key Regulatory Approval and the timing thereof;

●	the ability of management of the Combined Company to successfully integrate the businesses of Veren and Whitecap;

●	the Combined Company’s ability to issue securities;

●	the impact the Business Combination may have on the current credit ratings of Whitecap and Veren, and the credit ratings of the Combined Company following closing;

●	variation in forecast commodity prices, crude oil, condensate, natural gas, and NGL price differentials;

●	the projected capital investment levels, the flexibility of capital spending plans and associated sources of funding;

●	the achievement of further cost reductions and sustainability thereof;

●	the opportunity for the Combined Company to pay dividends, and the approval and declaration of such dividends by the Combined Company Board;

●	opportunities to repurchase shares for cancellation at prices acceptable to the Combined Company;

●	cash flows, cash balances on hand and access to credit and demand facilities being sufficient to fund capital investments;

●	estimates of quantities of oil, natural gas, condensate and natural gas liquids from properties and other sources not currently classified as proved;

●	accounting estimates and judgments;

●	forecast inflation and other assumptions inherent in the current guidance of Whitecap and Veren; and

●	other risks, uncertainties and assumptions described from time to time in the filings made by Whitecap and Veren with securities regulatory authorities, including those incorporated by reference in this Information Circular.

The forward-looking statements in this Information Circular also include financial outlooks and other forward-looking metrics (including production, financial and oil and gas related metrics) relating to Whitecap, Veren, the Combined Company and the Business Combination, including: the expectations of Whitecap and Veren regarding the impact of the transaction on free funds flow, funds from operations, net debt, production, the projected capital expenditures of the Combined Company, sustaining capital, and operating expenses.

The forecasts and projections for the Combined Company are based on an assumption of US$70/bbl WTI and $2.00/GJ AECO.

Any financial outlook and forward-looking information contained in this Information Circular regarding prospective financial performance or financial position is based on reasonable assumptions about future events, including economic conditions and proposed courses of action based on the assessment by management of each of Whitecap and Veren of the relevant information that is currently available. Projected operational information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. These projections may also be considered to contain future-oriented financial information or a financial outlook. The actual results will likely vary from the amounts set forth herein and such variations may be material. Readers are cautioned that any such financial outlook and forward-looking information contained herein should not be used for purposes other than those for which it is disclosed herein. Such information was made as of the date of this Information Circular.

The risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

●	Whitecap and Veren may fail to realize, or may fail to realize in the expected timeframes, the anticipated benefits and synergies resulting from the Business Combination;

●	the failure to integrate Whitecap’s and Veren’s respective businesses or the failure to access or implement some or all of the technology necessary to efficiently and effectively operate the assets and achieve expected future results;

●	the conditions to completion of the Business Combination, including receiving the Key Regulatory Approval, Court approval, securityholder approvals and TSX approval, for the listing of the Whitecap Shares to be issued pursuant to the Business Combination may not be satisfied or waived and may result in the Business Combination not being completed in a timely manner or at all;

●	the timing of the Meetings, the Final Order and the anticipated Effective Date may be changed or delayed or may not occur at all;

●	interloper risk, including actions taken by government entities or others seeking to prevent or alter the terms of the Business Combination or competing offers for Whitecap or Veren which arise as a result of or in connection with the proposed Business Combination;

●	the Debt Financings may not be completed on a timely basis, on the terms set out therein, or at all;

●	the conditions of the Debt Financings may not be satisfied;

●	the accuracy of the pro forma financial and operational information of the Combined Company after the Business Combination;

●	the impacts of a changing risk profile and possible subjection to a credit rating review, which may result in a downgrade or negative outlook being assigned to the Combined Company;

●	the potential exposure to political, economic, or social instability in certain jurisdictions in which the Combined Company will operate;

●	Whitecap and Veren will incur significant costs relating to the Business Combination, regardless of whether the Business Combination is completed or not completed;

●	the Business Combination Agreement could be terminated by either Party under certain circumstances, including as a result of the occurrence of a change, event, circumstance, or development that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on the Other Party;

●	if the Business Combination is not completed, either Party may be required to pay a termination amount to the Other Party in certain circumstances;

●	if the Business Combination is not completed, Veren Shareholders will not realize the anticipated benefits of the Business Combination and Veren’s future business and operations could be adversely affected;

●	if the Business Combination is not completed, Whitecap Shareholders will not realize the anticipated benefits of the Business Combination and Whitecap’s future business and operations could be adversely affected;

●	dilution and share price volatility, including a material decrease in the trading price of Whitecap Shares may occur which could result in a failure of the Business Combination on the basis of a Material Adverse Effect or could be sustained following the Effective Date;

●	litigation relating to the Business Combination may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Whitecap or Veren;

●	changes in income or other tax Laws or actions taken by taxing authorities could have adverse implications on Whitecap, Veren or their respective securityholders;

●	the Parties may discover previously undisclosed liabilities following the Effective Date;

●	the focus of management’s time and attention on the Business Combination may detract from other aspects of the respective businesses of Whitecap and Veren;

●	the loss of key employees and the risk that the Combined Company may not be able to retain key employees of Whitecap or Veren following completion of the Business Combination in a timely manner or at all;

●	the Combined Company being unable to access necessary sources of debt and equity capital on acceptable terms or at all;

●	the ability of the Combined Company to finance growth and sustaining capital expenditures;

●	the ability of the Combined Company to utilize and apply, or carry forward (or back), tax losses and other tax attributes in the future;

●	the Combined Company’s operations near communities may cause such communities to regard its operations as being detrimental to them;

●	a lack of adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity;

●	changes in the regulatory framework in any of the locations in which Whitecap or Veren operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the negative impact thereof and the costs associated with compliance;

●	discrepancies between actual and estimated production for the Combined Company;

●	increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects;

●	risk of loss and increased cost due to acts of war, terrorism, sabotage, civil disturbances, fires, explosions, blow-outs, equipment failures, transportation incidents, extreme weather events, technological changes and resource shortages, related to climate change or similar events;

●	the global economic climate;

●	competition, and the effects of competition and pricing pressures;

●	industry overcapacity;

●	the speculative nature of the oil and gas industry, including risks and uncertainties involving the geology and geophysics of oil and gas exploration and production; and

●	operational risks in exploring for, developing and producing crude oil, natural gas, and natural gas liquids.

With regard to the forward-looking statements in Veren’s and Whitecap’s documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Events or circumstances could cause the actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. The forward- looking statements contained in this Information Circular and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by Law, neither Veren nor Whitecap undertakes any obligation to publicly update or revise any forward-looking statements.

Readers should also carefully consider the matters discussed under the headings “Risk Factors”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and other risks described elsewhere in this Information Circular and in the documents incorporated by reference herein as they may cause the actual results to differ materially from the forward-looking statements, including Appendices G, H and I, the Veren AIF, the Whitecap AIF, the Veren Annual MD&A, and the Whitecap Annual MD&A, each of which is incorporated by reference herein. Additional information on these and other factors that could affect the operations or financial results of Veren or Whitecap are included in documents on file with applicable Canadian Securities Regulators and may be accessed on Veren’s and Whitecap’s respective issuer profiles through the SEDAR+ website (www.sedarplus.ca) and, with respect to Veren, EDGAR (www.sec.gov). Such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

ADVISORY REGARDING OIL AND GAS INFORMATION

The reserves information contained in this Information Circular has been prepared in accordance with NI 51-101. Veren and Whitecap report production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. Veren also reports production and reserve quantities in accordance with U.S. standards, including as disclosed in the Veren AIF and the Supplemental Disclosure statement filed on EDGAR. The practices used to report production and to estimate reserves in Canada and the U.S. are different, and such differences may be material. Production information contained in this Information Circular may not be comparable to disclosures made by companies utilizing United States reporting and disclosure standards.

Certain terms used herein but not defined are defined in NI 51-101, CSA Staff Notice 51-324 – Revised Glossary to NI 51-101 Standards for Disclosure for Oil and Gas Activities (“CSA Staff Notice 51-324”) and/or the Canadian Oil and Gas Evaluation (“COGE”) Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101, CSA Staff Notice 51-324 and the COGE Handbook, as the case may be.

Barrel of Oil Equivalency

“Boe” means barrel of oil equivalent. All Boe conversions are derived by converting gas to oil at the ratio of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of oil. Boe may be misleading, particularly if used in isolation. A Boe conversion rate of 1 Bbl: 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 Bbl: 6 Mcf, utilizing a conversion ratio of 1 Bbl: 6 Mcf may be misleading as an indication of value.

“Decline rate” is the reduction in the rate of production from one period to the next, expressed on an annual basis. Management of Whitecap uses decline rate to assess future productivity of Whitecap’s and the Combined Company’s assets.

Drilling Locations

This Information Circular discloses drilling inventory in two categories: (i) booked locations (proved and probable); and (ii) unbooked locations. Booked locations represent the summation of proved and probable locations, which are derived from McDaniel’s reserves evaluation effective December 31, 2024 for both Whitecap and Veren, respectively, which were each evaluated or audited in accordance with the COGE Handbook and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the Combined Company’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources.

●	Of the 4,800 (4,336 net) Montney and Duvernay drilling locations identified herein, 766 (713 net) are proved locations, 270 (254 net) are probable locations, and 3,764 (3,369 net) are unbooked locations.

●	Of the 7,000 (6,201 net) conventional drilling locations identified herein, 1,968 (1,722 net) are proved locations, 554 (513 net) are probable locations, and 4,478 (3,966 net) are unbooked locations.

Unbooked locations consist of drilling locations that have been identified by management of each of Whitecap and Veren as an estimation of the multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Combined Company will drill all of these drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which the Combined Company drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Production & Product Type Information

References to petroleum, crude oil, NGLs, natural gas and average daily production in this Information Circular refer to the light and medium crude oil, tight crude oil, conventional natural gas, shale gas and NGLs product types, as applicable, as defined in NI 51-101, except as noted below.

NI 51-101 includes condensate within the NGLs product type. Whitecap and Veren have disclosed condensate as combined with crude oil and separately from other NGLs since the price of condensate as compared to other NGLs is currently significantly higher and Whitecap and Veren believe that this crude oil and condensate presentation provides a more accurate description of the Combined Company’s operations and results therefrom. Crude oil therefore refers to light oil, medium oil, tight oil and condensate. NGLs refers to ethane, propane, butane and pentane combined. Natural gas refers to conventional natural gas and shale gas combined. Liquids refers to crude oil and NGLs combined.

The Combined Company’s estimated total average daily production, the Combined Company’s estimated Montney and Duvernay production, and the Combined Company’s estimated conventional production, disclosed as of completion of the Business Combination, in this Information Circular consists of the following product types, as defined in NI 51-101 (other than as noted above with respect to condensate) and using a conversion ratio of 1 Bbl: 6 Mcf where applicable:

	Combined Company
	Estimated Total	Estimated
	Average	Montney &	Estimated
	Production	Duvernay	Conventional
Light and medium oil (bbls/d)	105,000	-	105,000
Tight oil (bbls/d)	92,500	92,500	-
Crude oil (bbls/d)	197,500	92,500	105,000

NGLs (bbls/d)	37,000	20,000	17,000

Shale gas (Mcf/d)	645,000	645,000	-
Conventional natural gas (Mcf/d)	168,000	-	168,000
Natural gas (Mcf/d)	813,000	645,000	168,000

Total (boe/d)	370,000	220,000	150,000

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular, including the Appendices hereto. Terms with initial capital letters in this summary are defined in the “Glossary of Terms” set out elsewhere in this Information Circular.

The Business Combination

On March 9, 2025 Veren and Whitecap entered into the Business Combination Agreement providing for the Business Combination. Pursuant to the Business Combination Agreement and subject to the required approvals and other conditions set forth therein, Whitecap will acquire all of the issued and outstanding Veren Shares through the Plan of Arrangement in accordance with the provisions of the ABCA. Under the Plan of Arrangement, Veren Shareholders will exchange their Veren Shares for Whitecap Shares on the basis of 1.05 Whitecap Shares for each Veren Share. All Veren Shareholders will receive identical consideration for their Veren Shares under the Business Combination.

Former Veren Shareholders are expected to own approximately 52% of the Combined Company immediately after completion of the Business Combination. Current Whitecap Shareholders are expected to own approximately 48% of the Combined Company immediately after completion of the Business Combination.

Pursuant to the terms of the Business Combination Agreement, Veren and Whitecap agreed that the Combined Company will be led by Grant Fagerheim, the current President and Chief Executive Officer of Whitecap, and the remainder of the existing Whitecap management team. For additional information regarding Mr. Fagerheim and the existing Whitecap management team, please refer to the Whitecap AGM Circular, which is incorporated by reference in this Information Circular.

The Combined Company Board will consist of eleven members, which will include: (i) Grant Fagerheim, (ii) six other representatives from the current Whitecap Board and (iii) four representatives from the current Veren Board, including Craig Bryksa.

Upon completion of the Business Combination, the Combined Company’s common shares will be listed on the TSX. See “Effect of the Business Combination”.

Veren Inc.

Veren is a Calgary-based oil and gas producer with assets strategically focused in properties comprised of high quality, long life, operated, light and medium crude oil, natural gas liquids and natural gas reserves in Western Canada.

Veren is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada. The Veren Shares trade on the TSX and NYSE under the symbol “VRN”.

Pursuant to the Business Combination, all of the Veren Shares will be acquired by Whitecap. Following completion of the Business Combination, it is anticipated that the Veren Shares will be delisted from the TSX and the NYSE and Veren will be deregistered under the U.S. Exchange Act, and will no longer be required to file with the Canadian Securities Regulatory Authorities or the SEC.

Veren’s head office is located at 2000, 585 – 8th Avenue S.W., Calgary, Alberta T2P 1G1 and the registered and records office of Veren are located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

See Appendix H – “Information Concerning Veren Inc.”.

Whitecap Resources Inc.

Whitecap is a Calgary-based investment grade public company focused on the acquisition, development and production of oil and gas assets in Western Canada. The primary areas of focus of its development programs are in northern Alberta and British Columbia, Central Alberta, and Saskatchewan. Whitecap’s business plan is to deliver profitable growth to Whitecap Shareholders over the long term under varying business conditions.

Whitecap is a reporting issuer or the equivalent under the securities law of each of the provinces of Canada. The Whitecap Shares are listed for trading on the TSX under the symbol “WCP”.

If the Business Combination is completed, the Combined Company will be required to file reports with the SEC as a successor registrant to Veren. However, following completion of the Business Combination, the Combined Company may determine to continue or terminate its duty to file reports with the SEC. If the Combined Company terminates its SEC filing obligations, the Combined Company will cease filing reports with the SEC. Alternatively, if the Combined Company does not terminate its duty to file reports with the SEC, the Combined Company will file reports with the SEC and will be subject to SEC rules applicable to SEC registrants, and will also be subject to corporate governance and other applicable rules of the NYSE or any stock exchange on which its shares are or become listed.

Whitecap’s head office is located at Suite 3800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and its registered office is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

See Appendix I – “Information Concerning Whitecap Resources Inc.”.

The Veren Meeting

The Veren Meeting will be held at 10:00 a.m. (Calgary time) on Tuesday, May 6, 2025, in a virtual-only format that will be conducted via live audio webcast accessible online at https://www.meetnow.global/MZVV6YX, for the purposes set forth in the accompanying notice of special meeting. The business of the Veren Meeting will be for Veren Shareholders to consider and vote on the Veren Transaction Resolution. See “Matters to be Considered at the Veren Meeting”.

The Veren Record Date for determining Veren Shareholders entitled to receive notice of, and to vote at, the Veren Meeting is the close of business on March 27, 2025. Only Veren Shareholders of record as of the Veren Record Date are entitled to receive notice of the Veren Meeting. Veren Shareholders of record will be entitled to vote those Veren Shares included in the list of Veren Shareholders prepared as at the Veren Record Date. See “General Proxy Matters – Veren”.

The Whitecap Meeting

The Whitecap Meeting will be held at 1:00 p.m. (Calgary time) on Tuesday, May 6, 2025, in a virtual-only format that will be conducted via live webcast accessible online at https://web.lumiconnect.com/215740943, for the purposes set forth in the accompanying notice of special meeting. The business of the Whitecap Meeting will be for Whitecap Shareholders to consider and vote on the Share Issuance Resolution. See “Matters to be Considered at the Whitecap Meeting”.

The Whitecap Record Date for determining Whitecap Shareholders entitled to receive notice of, and to vote at, the Whitecap Meeting is the close of business on March 27, 2025. Only Whitecap Shareholders of record as of the Whitecap Record Date are entitled to receive notice of the Whitecap Meeting. Whitecap Shareholders of record will be entitled to vote those Whitecap Shares included in the list of Whitecap Shareholders prepared as at the Whitecap Record Date. See “General Proxy Matters – Whitecap”.

Background to the Business Combination

The terms of the Business Combination are the result of arm’s length negotiations between representatives of Veren and Whitecap, and their respective financial and legal advisors, under the direction of their respective boards of directors (and, in the case of Veren, the Veren Special Committee). This Information Circular contains a summary of the events leading up to the negotiation of the Business Combination Agreement and the meetings, negotiations, discussions and actions by the Parties, their respective board of directors (and, in the case of Veren, the Veren Special Committee) and senior management teams that preceded the execution and public announcement of the Business Combination Agreement. See “The Business Combination – Background to the Business Combination”.

Business Combination Agreement

The obligations of Veren and Whitecap to complete the Business Combination are subject to the satisfaction or waiver of certain conditions set out in the Business Combination Agreement. These conditions include, among others, approval of the Veren Transaction Resolution by Veren Shareholders; approval of the Share Issuance Resolution by Whitecap Shareholders; conditional approval of the TSX for the listing of the Whitecap Shares to be issued pursuant to the Business Combination; receipt of the Final Order of the Court; receipt of the Key Regulatory Approval; and the repayment by Whitecap of the Veren Credit Agreements and, if the Veren IG Notes have been downgraded in the Downgrade Window, Whitecap having sufficient funds and/or financing in place to repay the Veren IG Notes if and to the extent required by the Veren Note Indenture. Upon all conditions being satisfied or waived, Veren is required to file the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

In addition to certain covenants, representations and warranties made by each of Veren and Whitecap in the Business Combination Agreement, each Party has provided certain non-solicitation covenants, subject to the right of the Veren Board and the Whitecap Board, prior to obtaining the approval of Veren Shareholders of the Veren Transaction Resolution (in the case of Veren) or prior to obtaining the approval of Whitecap Shareholders of the Share Issuance Resolution (in the case of Whitecap), as applicable, to respond to an Acquisition Proposal that constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, and the right of Veren or Whitecap, as applicable, to match any such Superior Proposal within five Business Days.

In the event of the termination of the Business Combination Agreement as a result of a Whitecap Disposition Event, including but not limited to circumstances where: (i) the Veren Board (or any committee thereof) has withdrawn, withheld, modified, qualified or changed its recommendations or determinations with respect to the Business Combination in a manner adverse to Whitecap and the Business Combination Agreement is terminated by Whitecap; or (ii) Veren enters into a definitive agreement with respect to a Superior Proposal and the Business Combination Agreement is terminated by Veren, Veren has agreed to pay to Whitecap a termination amount in the amount of $200 million in consideration for the disposition of Whitecap’s rights under the Business Combination Agreement.

In the event of the termination of the Business Combination Agreement as a result of a Veren Disposition Event, including but not limited to circumstances where: (i) the Whitecap Board has withdrawn, withheld, modified, qualified or changed its recommendations or determinations with respect to the Business Combination in a manner adverse to Veren and the Business Combination Agreement is terminated by Veren; or (ii) Whitecap enters into a definitive agreement with respect to a Superior Proposal and the Business Combination Agreement is terminated by Whitecap, Whitecap has agreed to pay to Veren a termination amount in the amount of $200 million in consideration for the disposition of Veren’s rights under the Business Combination Agreement.

The Business Combination Agreement may be terminated by mutual written consent of Veren and Whitecap and by either Party in certain circumstances as more particularly set forth in the Business Combination Agreement. Subject to certain limitations, either Party may also terminate the Business Combination Agreement if the Business Combination is not consummated by the Outside Date, being September 9, 2025 or December 9, 2025 if the Key Regulatory Approval has not been received by September 9, 2025.

The above is a summary of certain terms of the Business Combination Agreement and is qualified in its entirety by the full text of the Business Combination Agreement, which is attached as Appendix C to this Information Circular, and to the more detailed summary contained elsewhere in this Information Circular.

See “Effect of the Business Combination – The Business Combination Agreement” and Appendix C for a copy of the Business Combination Agreement.

Attributes of the Combined Company

The Combined Company’s key attributes include the following:5

●	Solidified Position within the Large-Cap Universe: The Combined Company is expected to initially have an enterprise value of approximately $15 billion and approximately 370,000 boe/d (63% liquids) of corporate production with complementary unconventional and conventional assets. The Combined Company will be the largest Canadian light oil- focused producer and the seventh largest producer in the Western Canadian Sedimentary Basin, with significant natural gas growth potential.

●	Significant Size and Scale across the High Impact Montney and Duvernay: The Combined Company will be the largest producer in the high margin Kaybob Duvernay and Alberta Montney resource plays, with approximately 220,000 boe/d of unconventional production. The Combined Company will become the largest landholder in the Alberta Montney and the second largest landholder across unconventional Montney and Duvernay fairways, with approximately 1.5 million acres in Alberta. The Combined Company is expected to have in excess of 4,800 total development locations in the Montney and Duvernay to deliver future production growth.

●	Leading Low Decline Light Oil Position in Saskatchewan: The Combined Company will be the second largest producer in Saskatchewan with consolidated assets in west and southeast Saskatchewan. The Combined Company will have approximately 40% of its conventional production under waterflood recovery supporting an anticipated decline rate of less than 20% on 150,000 boe/d of production. These assets have approximately 7,000 estimated development locations to support meaningful free funds flow generation into the future.

[5]	Refer to “Supplemental Disclosure – Non-IFRS Measures”, “Advisory Regarding Oil and Gas Information” and “Forward- Looking Statements” in the Information Circular for the advisory on non-IFRS measures and the advisories and additional disclosure in respect of oil and gas information and forward-looking statements, including the assumptions made in the forecasts and projections for the Combined Company.

●	Immediate Accretion: The Business Combination is expected to be immediately accretive to Whitecap’s standalone funds flow per share and free funds flow per share, before incorporating any benefits from expected synergies, highlighting increasing sustainability and an enhanced financial outlook for the Combined Company.

●	Visible Long-Term Synergies: The Combined Company is expected to generate operating, capital and corporate synergies which, in addition to supply chain efficiencies, are expected to generate meaningful savings. It is anticipated that annual synergies of over $200 million can be achieved independent of commodity prices and are expected to begin to be captured upon closing of the Business Combination.

●	Strong Credit Profile: The Combined Company is expected to have a strong balance sheet with an expected initial leverage of 0.9 times Net Debt to Funds Flow, which is expected to continue to further strengthen to 0.8 times by year- end 2026. Whitecap and Veren both currently have an investment grade credit rating of BBB (low), with a Stable trend, issued by DBRS and with the strength and increased scale of the Combined Company, management of both Whitecap and Veren expect the credit profile to improve, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities. On March 11, 2025, following the announcement of the Business Combination, DBRS announced that it had placed all credit ratings of each of Whitecap and Veren “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to each of Whitecap’s and Veren’s stand-alone risk profiles. See “The Business Combination – Background to the Business Combination”.

●	Pathway for Long-Term Growth and Value Creation: The Combined Company’s increased size and competitive position provides the potential to expand the Combined Company’s shareholder base and achieve a greater market presence and investor following. Pro forma scale, risk profile and increased market relevance are expected to support a valuation that is more closely aligned with the industry’s large-cap peers. The Combined Company intends to continue to pay Whitecap’s annual dividend of $0.73 per share, representing a 67% increase in base dividend for Veren Shareholders.

●	Disciplined Leadership and Governance: The Combined Company will continue to be led by the Whitecap executive team, who have a long track record of operational excellence, financial discipline, strong safety performance and are focused on generating strong returns to Shareholders. The Combined Company Board will consist of eleven members, made up of seven directors from the Whitecap Board and four directors from the Veren Board. See “The Combined Company’s Management and Board of Directors”.

See “The Business Combination – Attributes of the Combined Company” and Appendix G – “Pro Forma Information Concerning the Combined Company”.

Reasons for the Business Combination

Veren Board

In: (i) determining that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Veren; (ii) determining that the Business Combination is fair to Veren Shareholders; (iii) approving the Business Combination Agreement and the transactions contemplated thereby and the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement; and (iv) resolving to recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution, the Veren Board and the Veren Special Committee (as applicable) considered and relied upon several strategic, financial, operational and other factors, including the expected attributes of the Combined Company set forth above under “The Business Combination – Attributes of the Combined Company”, certain financial metrics related to the Business Combination and the long-term prospects for growth of Veren both on a stand-alone basis and in conjunction with Whitecap, as well as, among others, the following:

Consideration of Alternatives

The Veren Special Committee and the Veren Board each carefully considered current industry, economic and market conditions and outlooks, including prevailing commodity prices and their expectations of the future prospects of the businesses in which Veren and Whitecap operate, as well as the impact of the Business Combination on affected stakeholders. Following a thorough review of alternative strategic courses of action available to Veren, including the status quo, which included advice from the respective financial advisors and legal counsel to the Veren Board and the Veren Special Committee, the Business Combination was determined to be the preferred strategic alternative available to Veren and the Veren Shareholders.

Share Price Premium

The Exchange Ratio implies a premium for Veren Shareholders as of the time of the announcement of the Business Combination Agreement. The Exchange Ratio represents: (i) a 39% premium to the closing prices of the Veren Shares and the Whitecap Shares on the TSX on March 7, 2025 (the last trading day prior to the announcement of the transaction); and (ii) a 38% premium based on 20-day volume weighted average trading prices of the Veren Shares and the Whitecap Shares on the TSX ending on March 7, 2025.

Increase in Dividends

The Combined Company is expected to continue to pay Whitecap’s annual dividend of $0.73 per Whitecap Share, which represents a 67% increase in base dividend for Veren Shareholders.

BMO Fairness Opinion and Scotiabank Fairness Opinion

The Veren Board considered the BMO Fairness Opinion, to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders. See “BMO Fairness Opinion” at Appendix E-1 to this Information Circular.

In making its recommendation to the Veren Board, the Veren Special Committee considered the Scotiabank Fairness Opinion, to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders. See “Scotiabank Fairness Opinion” at Appendix E- 2 to this Information Circular.

See “The Business Combination – Veren Fairness Opinions”.

Tax-Deferred Exchange of Veren Shares for Canadian Income Tax Purposes

The exchange of Veren Shares for Whitecap Shares will generally be tax-deferred for Veren Shareholders for Canadian income tax purposes. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Veren Shares under the Business Combination”. For a summary of certain United States federal income tax considerations generally applicable to certain U.S. Holders that transfer one or more Veren Shares pursuant to the Business Combination, see the discussion under the section entitled “Certain United States Federal Income Tax Considerations”.

Response to Superior Proposals

The terms of the Business Combination Agreement permit the Veren Board to engage in discussions or negotiations with respect to an unsolicited bona fide written Acquisition Proposal if the Veren Board determines in good faith after consultation with its external legal and financial advisors that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal. The ability of the Veren Board to respond to any such Superior Proposal is subject to the terms and conditions contained in the Business Combination Agreement. See “The Business Combination Agreement”.

Termination Protections

The Veren Board and the Veren Special Committee considered the appropriateness of the ability of Veren to terminate the Business Combination Agreement and receive the Veren Termination Amount payable from Whitecap to Veren, as consideration for the disposition by Veren of its rights under the Business Combination Agreement, in certain circumstances, including in the event that: (i) the Whitecap Board fails to unanimously recommend that Whitecap Shareholders vote in favour of the Share Issuance Resolution and the Business Combination Agreement is terminated by Veren; (ii) the Business Combination Agreement is terminated because Whitecap accepts a Superior Proposal; or (iii) the Business Combination Agreement is terminated because the Whitecap Shareholders do not approve the Share Issuance Resolution where prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Whitecap has been announced, proposed, disclosed, offered or made and, within 12 months following the date of such termination, the Whitecap Board recommends an Acquisition Proposal, the Whitecap Board enters into a definitive agreement in respect of any Acquisition Proposal, or Whitecap consummates any transaction in respect of any Acquisition Proposal.

Definitive Agreement Terms and Conditions

The Business Combination Agreement was the result of a comprehensive negotiation process with Whitecap and includes terms and conditions that are reasonable in the judgment of the Veren Board and the Veren Special Committee. The Veren Board and the Veren Special Committee also believe that the “deal protection” provisions in the Business Combination Agreement are reasonable in the circumstances and were negotiated at length with Whitecap in conjunction with the consideration of the other terms and conditions of the Business Combination, including the Exchange Ratio and related premium to the trading price of the Veren Shares.

Equal Treatment of Veren Shareholders

The Business Combination does not provide any Veren Shareholder with a “collateral benefit” within the meaning of MI 61-101 and provides all Veren Shareholders with identical consideration for their Veren Shares.

Approval by Veren Shareholders

Not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting are required to approve the Veren Transaction Resolution. Accordingly, Veren Shareholders can reject the Veren Transaction Resolution if they choose to do so.

Dissent Rights of Veren Shareholders

Registered Veren Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights. See “Dissent Rights”.

Additional Approvals

In addition to the approval of the Share Issuance Resolution and the Veren Transaction Resolution, completion of the Business Combination is subject to: (i) the approval of the Court; (ii) the approval of the listing on the TSX of the Whitecap Shares to be issued pursuant to the Business Combination; and (iii) the receipt of the Key Regulatory Approval.

The information and factors described above and considered by the Veren Board, and the Veren Special Committee in reaching their respective determinations and making their respective approvals are not intended to be exhaustive but include material factors considered by the Veren Board and the Veren Special Committee. In view of the wide variety of factors considered in connection with their respective evaluations of the Business Combination and the complexity of these matters, neither the Veren Board nor the Veren Special Committee found it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Veren Board and the Veren Special Committee may have given different weight to different factors.

See “The Business Combination – Reasons for the Business Combination – Veren Board” and “The Business Combination – Recommendation of the Veren Board”.

Whitecap Board

In: (i) determining that the Business Combination and entering into the Business Combination Agreement are in the best interests of Whitecap; (ii) determining that the Business Combination is fair to Whitecap Shareholders; (iii) approving the Business Combination Agreement and the transactions contemplated thereby; and (iv) resolving to recommend that Whitecap Shareholders vote in favour of the Share Issuance Resolution, the Whitecap Board considered and relied upon several strategic, financial, operational and other factors, including the expected attributes of the Combined Company set forth above under “The Business Combination – Attributes of the Combined Company”, certain financial metrics related to the Business Combination and the long- term prospects for growth of Whitecap both on a stand-alone basis and in conjunction with Veren, as well as, among others, the following:

Improves Strong Credit Profile

The Combined Company would continue to protect Whitecap’s strong financial position by maintaining significant financial flexibility with its balance sheet. It is expected that with the strength and increased scale of the Combined Company the credit profile will improve, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities.

In connection with the Business Combination, Whitecap received commitments from National Bank of Canada and The Toronto Dominion Bank with National Bank Financial Markets and TD Securities, as joint bookrunners and co-lead arrangers, for a $500 million increase to Whitecap’s existing committed $2.0 billion credit facilities as well as commitments for an additional fully committed $1.0 billion credit facility from National Bank of Canada, the Toronto Dominion Bank, Bank of Montreal, and Bank of Nova Scotia as joint bookrunners. On a combined basis, these facilities provide for $3.5 billion in total credit capacity available to Whitecap on closing to support the combination.

The Combined Company intends to execute an active risk management program with a long-term focus on reducing volatility in funds from operations.

Capturing Synergies to Improve Profitability

Both Whitecap and Veren share a focus on operational excellence. Additional synergies and efficiencies beyond those currently assigned a monetary value are expected to be realized longer term through leveraging the best practices and capabilities of both organizations and through additional infrastructure synergies.

Consideration of Alternatives

The Whitecap Board carefully considered current industry, economic, and market conditions and outlooks, including prevailing commodity prices and their expectations of the future prospects of the businesses in which Whitecap and Veren operate, as well as the impact of the Business Combination on affected stakeholders. In light of the risks and potential benefits associated with Whitecap continuing to execute its business and strategic plan as a standalone entity, as opposed to the Business Combination or other potential transactions which may offer increased stakeholder value, the Whitecap Board determined that the Combined Company will be better positioned to maximize shareholder value as a result of the anticipated benefits of the Business Combination.

Strong Leadership Team

The Combined Company will bring together the strengths and talents of both organizations to drive superior performance and deliver strong returns to Shareholders. Financial strength, disciplined capital allocation, operational excellence and safety, will continue to be key tenets for the Combined Company. Following completion of the Business Combination, the Combined Company will continue to be led by the Whitecap executive team, which has a long track record of operational excellence, financial discipline, strong safety performance and are focused on generating strong returns to Shareholders. The Combined Company Board will consist of eleven members, made up of seven directors from Whitecap and four directors from Veren.

NBF Fairness Opinion

The Whitecap Board considered the NBF Fairness Opinion to the effect that as of March 9, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to Whitecap Shareholders.

Veren Shareholder Support

All of the directors and executive officers of Veren have entered into agreements to support the transaction. The Supporting Veren Shareholders collectively hold approximately 0.75% of the issued and outstanding Veren Shares and each Supporting Veren Shareholder has irrevocably agreed to vote in favour of the Business Combination at the Veren Meeting and otherwise support the Business Combination, except in limited circumstances. See “Effect of the Business Combination – Support Agreements”.

Tax Considerations

The Business Combination will not result in a taxable event for Whitecap Shareholders for Canadian income tax purposes.

Termination Protections

The appropriateness of Whitecap’s ability to terminate the Business Combination Agreement and receive the Whitecap Termination Amount payable from Veren to Whitecap, as consideration for the disposition by Whitecap of its rights under the Business Combination Agreement, in certain circumstances, including in the event that: (i) the Veren Board fails to unanimously recommend that Veren Shareholders vote in favour of the Business Combination and the Business Combination Agreement is terminated by Whitecap; (ii) Veren accepts a Superior Proposal; or (iii) the Business Combination Agreement is terminated because the Veren Shareholders do not approve the Veren Transaction Resolution where prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Veren has been announced, proposed, disclosed, offered or made and, within 12 months following the date of such termination, the Veren Board recommends an Acquisition Proposal, the Veren Board enters into a definitive agreement in respect of any Acquisition Proposal, or Veren consummates any transaction in respect of an Acquisition Proposal.

The information and factors described above and considered by the Whitecap Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Whitecap Board. In view of the wide variety of factors considered in connection with its evaluation of the Business Combination and the complexity of these matters, the Whitecap Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Whitecap Board may have given different weight to different factors.

See “The Business Combination – Reasons for the Business Combination – Whitecap Board” and “The Business Combination – Recommendation of the Whitecap Board”.

BMO Fairness Opinion

BMO Capital Markets was retained to provide financial advisory services to Veren and the Veren Board in connection with a potential transaction involving Veren. The BMO Fairness Opinion provides an opinion by BMO Capital Markets to the Veren Board to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations, and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders.

The full text of the BMO Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the BMO Fairness Opinion, is attached as Appendix E-1 to this Information Circular.

Veren Shareholders are urged to read the BMO Fairness Opinion carefully and in its entirety. This summary of the BMO Fairness Opinion is qualified in its entirety by the full text of such opinion. The BMO Fairness Opinion was provided solely for the exclusive use of the Veren Board (solely in its capacity as such) in connection with the Veren Board’s consideration of the Business Combination and may not be relied upon for any other purpose or by any Veren Shareholders or any other person. The BMO Fairness Opinion is not intended to and does not constitute a recommendation as to how Veren Shareholders should vote in respect of the Veren Transaction Resolution. The BMO Fairness Opinion was one of a number of factors taken into consideration by the Veren Board in making their unanimous determinations that the Business Combination is fair to Veren Shareholders and is in the best interests of Veren and to resolve to recommend that Veren Shareholders vote for the Business Combination. BMO Capital Markets expresses no view as to, and the BMO Fairness Opinion does not address, any other aspect or implication of the Business Combination or the underlying decision of the Veren Board to effect the Business Combination, the relative merits of the Business Combination as compared to any strategic alternatives that may be available to Veren.

See “The Business Combination – Veren Fairness Opinions – BMO Fairness Opinion”. For the full text of the BMO Fairness Opinion, see Appendix E-1 – “BMO Fairness Opinion”.

Scotiabank Fairness Opinion

Scotiabank was retained to provide financial advisory services to the Veren Special Committee in connection with a potential transaction involving Whitecap and in connection with potential alternatives available to Veren. The Scotiabank Fairness Opinion provides an opinion by Scotiabank to the Veren Special Committee to the effect that, as of March 9, 2025 and subject to the assumptions, limitations, and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders.

The full text of the Scotiabank Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Scotiabank Fairness Opinion, is attached as Appendix E-2 to this Information Circular.

Veren Shareholders are urged to read the Scotiabank Fairness Opinion carefully and in its entirety. This summary of the Scotiabank Fairness Opinion is qualified in its entirety by the full text of such opinion. The Scotiabank Fairness Opinion was provided solely for the use of the Veren Special Committee (solely in its capacity as such) in connection with the Veren Special Committee’s evaluation of the Business Combination and may not be relied upon by any Veren Shareholders or any other person. The Scotiabank Fairness Opinion is not intended to and does not constitute a recommendation as to how Veren Shareholders should vote in respect of the Veren Transaction Resolution. The Scotiabank Fairness Opinion was one of a number of factors taken into consideration by the Veren Special Committee in making its unanimous determinations that the Business Combination is fair to the Veren Shareholders and is in the best interests of Veren, and its unanimous recommendations that the Veren Board: (a) determine that the Business Combination is fair to the Veren Shareholders and is in the best interests of Veren; (b) approve the Business Combination and the Business Combination Agreement and the transactions contemplated therein and the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement; and (c) submit the Business Combination to the Veren Shareholders for approval and recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution. Scotiabank expresses no view as to, and the Scotiabank Fairness Opinion does not address, any other aspect or implication of the Business Combination or the underlying decision of the Veren Special Committee to recommend the Veren Board to effect the Business Combination, the relative merits of the Business Combination as compared to any alternative business strategies that might be available for Veren or the effect of any other transaction in which Veren might engage.

See “The Business Combination – Veren Fairness Opinions – Scotiabank Fairness Opinion”. For the full text of the Scotiabank Fairness Opinion, see Appendix E-2 – “Scotiabank Fairness Opinion”.

NBF Fairness Opinion

National Bank was retained to provide financial advisory services to Whitecap and the Whitecap Board in connection with the Business Combination. The NBF Fairness Opinion provides an opinion by National Bank to the Whitecap Board that, as of March 9, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to Whitecap Shareholders.

The full text of the NBF Fairness Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the rendering of the NBF Fairness Opinion, is attached as Appendix F to this Information Circular.

Whitecap Shareholders are urged to read the NBF Fairness Opinion carefully and in its entirety. This summary of the NBF Fairness Opinion is qualified in its entirety by the full text of such opinion. The NBF Fairness Opinion was provided solely for the use of the Whitecap Board (solely in its capacity as such) in connection with the Whitecap Board’s evaluation of the Business Combination and may not be relied upon by any Whitecap Shareholders or any other person. The NBF Fairness Opinion is not intended to and does not constitute a recommendation as to how Whitecap Shareholders should vote in respect of the Share Issuance Resolution. The NBF Fairness Opinion was one of a number of factors taken into consideration by the Whitecap Board in making their unanimous determination that the Business Combination is fair to Whitecap Shareholders and is in the best interests of Whitecap and to resolve to recommend that Whitecap Shareholders vote for the Business Combination.

See “The Business Combination – NBF Fairness Opinion”. For the full text of the NBF Fairness Opinion, see Appendix F – “NBF Fairness Opinion”.

Recommendation of the Veren Board

After considering, among other things, the BMO Fairness Opinion, that the Veren Special Committee had received the Scotiabank Fairness Opinion, and the unanimous recommendation of the Veren Special Committee, the Veren Board unanimously: (i) determined that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Veren; (ii) determined that the Business Combination is fair to Veren Shareholders; (iii) approved the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that Veren Shareholders vote FOR the Veren Transaction Resolution.

The Veren Board unanimously recommends that Veren Shareholders vote FOR the Veren Transaction Resolution.

See “The Business Combination – Recommendation of the Veren Board” and “The Business Combination – Reasons for the Business Combination – Veren Board”.

Recommendation of the Whitecap Board

After considering, among other things, the NBF Fairness Opinion, the Whitecap Board unanimously: (i) determined that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Whitecap; (ii) determined that the Business Combination is fair to Whitecap Shareholders; (iii) approved the Business Combination Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that Whitecap Shareholders vote FOR the Share Issuance Resolution.

The Whitecap Board unanimously recommends that Whitecap Shareholders vote FOR the Share Issuance Resolution.

See “The Business Combination – Recommendation of the Whitecap Board” and “The Business Combination – Reasons for the Business Combination – Whitecap Board”.

Support Agreements

Veren Support Agreements

On March 9, 2025, each of the Supporting Veren Shareholders, who collectively hold approximately 0.75% of the issued and outstanding Veren Shares, entered into a support agreement with Whitecap pursuant to which such Supporting Veren Shareholder has agreed, among other things, to vote, or cause to be voted, all of the Veren Shares beneficially owned, controlled or directed or subsequently acquired by such Supporting Veren Shareholder for and in favour of the Veren Transaction Resolution and against any resolution, transaction or other action that is inconsistent with, or could reasonably be likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Business Combination or any of the other matters and transactions contemplated by the Business Combination Agreement. The Veren Support Agreements are only terminable in limited circumstances.

Whitecap Support Agreements

On March 9, 2025, each of the Supporting Whitecap Shareholders, who, as at March 26, 2025, collectively hold approximately 1.41% of the issued and outstanding Whitecap Shares, entered into a support agreement with Veren pursuant to which such Supporting Whitecap Shareholder has agreed, among other things, to vote, or cause to be voted, all of the Whitecap Shares beneficially owned, controlled or directed or subsequently acquired by such Supporting Whitecap Shareholder for and in favour of the Share Issuance Resolution and against any resolution, transaction or other action that is inconsistent with, or could reasonably be likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Business Combination or any of the other matters and transactions contemplated by the Business Combination Agreement. The Whitecap Support Agreements are only terminable in limited circumstances.

See “Effect of the Business Combination – Support Agreements”.

Treatment of Veren Incentives

In connection with and conditional upon the completion of the Business Combination, in accordance with the applicable Veren Incentive Plan, the Business Combination Agreement and the Plan of Arrangement, immediately prior to, or commencing at, the Effective Time (as the case may be):

(a)	the vesting of the Veren Options will be accelerated and the Veren Options will all be exercised or surrendered in the manner described below;

(b)	the vesting of the Veren Accelerated RSAs and the Veren Accelerated ESVAs will be accelerated and such Veren Accelerated RSAs and Veren Accelerated ESVAs will be settled by Veren with a cash payment;

(c)	the vesting of the Veren Accelerated PSUs will be accelerated based on the vesting multiplier provided for in the Business Combination Agreement and such Veren Accelerated PSUs will be surrendered to Veren in exchange for a cash payment; and

(d)	the Veren DSUs will be settled and redeemed by Veren in cash, provided that the settlement date is no later than on the Effective Date concurrent with each Veren director’s resignation.

Veren Options held by a Veren Optionholder who enters into a Veren Option Exercise or Surrender Agreement with Veren prior to the Effective Time will, conditional upon and effective immediately prior to completion of the Business Combination, be: (i) in the case of Veren ITM Options held by such Veren Optionholder, exercised for Veren Shares or surrendered in exchange for cash or a combination of cash and Veren Shares in accordance with the election of the Veren Optionholder; and (ii) in the case of Veren OTM Options held by such Veren Optionholder, surrendered to Veren in exchange for a nominal cash payment, all in accordance with the terms of the applicable Veren Option Exercise or Surrender Agreement and the Business Combination Agreement. All remaining Veren Options outstanding at the Effective Time will be surrendered and transferred to Veren in exchange for (i) in the case of Veren ITM Options, a cash payment equal to the in-the-money amount of the Veren Option, or (ii) in the case of Veren OTM Options, no consideration, all in accordance with the Business Combination Agreement and the Plan of Arrangement. Concurrently with the execution of the Business Combination Agreement, (i) certain holders of Veren Options holding not less than 66⅔% of the outstanding Veren Options entered into Veren Option Exercise or Surrender Agreements and/or Veren Support Agreements that evidence their approval and support of the Business Combination, and (ii) certain holders of Veren PSUs holding not less than 66⅔% of the outstanding Veren PSUs entered into Veren Support Agreements that evidence their approval and support of the Business Combination. As at the date hereof, all Veren Optionholders have executed Veren Option Exercise or Surrender Agreements electing to surrender their Veren Options for cash consideration.

Veren RSAs and Veren ESVAs that are not accelerated will continue to be governed by and be subject to the terms and conditions of the Veren RSA Plan and the Veren ESV Plan, respectively, and any applicable award agreement except that: (i) each such Veren RSA and Veren ESVA will be adjusted immediately after the Effective Time to reflect the Exchange Ratio; (ii) the calculation of the amounts payable or deliverable on the settlement of such securities (other than any amount payable or deliverable in respect of dividends paid on Veren Shares prior to the Effective Date or dividends declared on Veren Shares prior to the Effective Date but paid after the Effective Date) will be calculated with reference to Whitecap Shares; (iii) the calculation of the amounts payable or deliverable on such securities in respect of any dividends paid after the Effective Date (other than amounts in respect of dividends declared on Veren Shares prior to the Effective Date but paid after the Effective Date) will be calculated with reference to the dividends paid on Whitecap Shares on or after the Effective Date; and (iv) if the holder of such securities is terminated without cause or resigns with good reason (each for the purposes of the Veren RSA Plan or the Veren ESV Plan) at any time after the Effective Date, the Veren RSAs and Veren ESVAs held by such holder will become vested at such time and will be settled in accordance with the Veren RSA Plan or the Veren ESV Plan, as applicable.

Veren PSUs that are not accelerated will continue to be governed by the terms and conditions of the Veren PSU Plan and any applicable award agreement except that: (i) the number of Additional PSUs that holders are entitled to in respect of Unpaid Dividends on Veren Shares at the Effective Date will be calculated based on the volume weighted average trading price of Veren Shares on the TSX for the five Business Days immediately prior to the Effective Date, and such Additional PSUs will be deemed to be received by holders of Veren PSUs immediately prior to the Effective Time; (ii) each Veren PSU will be adjusted at the Effective Time to reflect the Exchange Ratio; (iii) after the Effective Time, the number of Additional PSUs to be received under the Veren PSU Plan will be calculated by reference to dividends paid on Whitecap Shares; (iv) the calculation of the amounts payable or deliverable upon the settlement of such securities will be calculated with reference to the Whitecap Shares; and (v) such Veren PSUs will vest on the basis of the vesting multiplier provided for in the Business Combination Agreement.

Procedure for the Business Combination to become Effective

Procedural Steps

The Business Combination is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken in order for the Business Combination to become effective:

(a)	the Veren Transaction Resolution must be approved by not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting, in the manner set forth in the Interim Order;

(b)	the Share Issuance Resolution must be approved by a simple majority of the votes cast by Whitecap Shareholders present in person (virtually) or represented by proxy at the Whitecap Meeting;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	all conditions precedent to the Business Combination, as set forth in the Business Combination Agreement, including receipt of the Key Regulatory Approval, must be satisfied or waived by the appropriate Party; and

(e)	the Articles of Arrangement must be sent to the Registrar and the Registrar must have issued the Certificate.

There is no assurance that the conditions set out in the Business Combination Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Business Combination Agreement being satisfied or waived, Veren intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Business Combination.

See “Procedure for the Business Combination to become Effective – Procedural Steps”.

Shareholder Approvals

Veren Transaction Resolution

Pursuant to the Interim Order, the Veren Transaction Resolution must, subject to further order of the Court, be approved by not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting. If the Veren Transaction Resolution is not approved by Veren Shareholders, the Business Combination cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Veren Transaction Resolution set forth in Appendix A to this Information Circular.

Notwithstanding the foregoing, the Veren Transaction Resolution proposed for consideration by Veren Shareholders authorizes the Veren Board, without further notice to or approval of Veren Shareholders, to the extent permitted by the Business Combination Agreement and the Interim Order, to amend the Business Combination Agreement or the Plan of Arrangement and to not proceed with the Business Combination. See Appendix A to this Information Circular for the full text of the Veren Transaction Resolution.

Share Issuance Resolution

In accordance with the applicable rules of the TSX, the Share Issuance Resolution must be approved by a simple majority of the votes cast by Whitecap Shareholders present in person (virtually) or represented by proxy at the Whitecap Meeting. If the Share Issuance Resolution is not approved by Whitecap Shareholders, the Business Combination cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Share Issuance Resolution set forth in Appendix B to this Information Circular.

Notwithstanding the foregoing, the Share Issuance Resolution proposed for consideration by Whitecap Shareholders authorizes the Whitecap Board, without further notice to or approval of Whitecap Shareholders, to the extent permitted by the Business Combination Agreement or the Plan of Arrangement, to amend the Business Combination Agreement or the Plan of Arrangement and to not proceed with the Business Combination.

See “Procedure for the Business Combination to become Effective – Shareholder Approvals”.

Court Approval

On March 28, 2025, Veren obtained the Interim Order providing for the calling and holding of the Veren Meeting and other procedural matters. The Interim Order is attached as Appendix D to this Information Circular.

The ABCA provides that the Business Combination requires final Court approval. Subject to the terms of the Business Combination Agreement and the satisfaction or waiver of the conditions therein, if the Veren Transaction Resolution is approved at the Veren Meeting and the Share Issuance Resolution is approved at the Whitecap Meeting, Veren will make an application to the Court for the Final Order at the Alberta Court of King’s Bench, Calgary Courts Centre, 601 – 5th Street SW, Calgary, Alberta, Canada, or via videoconference, on May 8, 2025 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The notice of application for the Final Order accompanies this Information Circular. At the application, the Court will be requested to consider the substantive and procedural fairness of the terms and conditions of the Business Combination.

Any Veren Shareholder, or other interested party desiring to support or oppose the application with respect to the Business Combination, may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Veren on or before 5:00 p.m. (Calgary time) on May 1, 2025, a Notice of Intention to Appear setting out their address for service and indicating whether they intend to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Veren is required to be effected by service upon the solicitors for Veren: Norton Rose Fulbright Canada LLP, Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Steven Leitl.

See “Procedure for the Business Combination to become Effective – Court Approval”.

Regulatory and TSX Approvals

The Business Combination Agreement provides that receipt of the Key Regulatory Approval is a condition precedent to the Business Combination becoming effective.

It is also a condition to the completion of the Business Combination that the TSX shall have conditionally approved the listing of the Whitecap Shares to be issued to Veren Shareholders pursuant to the Business Combination.

See “Procedure for the Business Combination to become Effective – Regulatory and TSX Approvals”.

Dissent Rights

Pursuant to the Interim Order, registered Veren Shareholders are entitled, in addition to any other right such Veren Shareholders may have, to dissent and to be paid by Veren the fair value of the Veren Shares held by them, determined as of the close of business on the last Business Day before the day on which the Veren Transaction Resolution was adopted and provided the Business Combination is completed. A Dissenting Shareholder must provide a written objection to the Veren Transaction Resolution no later than 5:00 p.m. (Calgary time) on the Business Day which is five Business Days immediately preceding the Veren Meeting.

A Dissenting Shareholder may dissent only with respect to all of the Veren Shares held by such Dissenting Shareholder, or on behalf of any one Beneficial Holder and registered in the Dissenting Shareholder’s name. Only registered Veren Shareholders may dissent. Veren Beneficial Holders who wish to dissent, should be aware that they may only do so through the registered owner of such Veren Shares. A registered Veren Shareholder, such as a broker or CDS, who holds Veren Shares as nominee for Veren Beneficial Holders, some of whom wish to dissent, must exercise the Dissent Right on behalf of such Veren Beneficial Holders with respect to all of the Veren Shares held for such Veren Beneficial Holders. In such case, the written objection to the Veren Transaction Resolution should set forth the number of Veren Shares covered by it.

Unless otherwise waived, it is a mutual condition to the completion of the Business Combination that holders of not more than 8% of the issued and outstanding Veren Shares shall have properly exercised Dissent Rights in respect of the Business Combination that have not been withdrawn as of the Effective Date.

See “Dissent Rights”.

Tax Considerations

This Information Circular discusses certain Canadian and United States federal income tax considerations applicable to certain Veren Shareholders. Tax consequences to Veren Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed and such Veren Shareholders should consult their tax advisors with respect to the tax implications of the Business Combination, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Whitecap Shares after the Business Combination. All Veren Shareholders should consult their own tax advisors regarding the tax consequences of the Business Combination and of holding or disposing of Whitecap Shares.

This Information Circular does not discuss any tax considerations applicable to holders of Veren Incentives. Such persons should consult their own tax advisors regarding the consequences of the Business Combination to them in their particular circumstances.

Summary of Canadian Federal Income Tax Considerations

This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to certain Veren Shareholders who, under the Business Combination, dispose of Veren Shares. See the discussion under the section entitled “Certain Canadian Federal Income Tax Considerations”.

Veren Shareholders should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them in respect of the Business Combination.

Summary of Certain United States Federal Income Tax Considerations

This Information Circular contains a summary of certain U.S. federal income tax considerations generally applicable to certain U.S. Holders that transfer one or more Veren Shares pursuant to the Business Combination. See the discussion under the section entitled “Certain United States Federal Income Tax Considerations”. U.S. Holders are urged to consult their own tax advisors regarding the specific tax consequences of the Business Combination to them.

U.S. Securities Law Matters

The Whitecap Shares to be issued to Veren Shareholders in exchange for their Whitecap Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and exemptions provided under the Applicable U.S. Securities Laws of each state of the United States in which Veren Shareholders reside. See “Securities Law Matters – United States”.

Timing

If the Meetings are held as scheduled and are not adjourned or postponed and the necessary conditions for completion of the Business Combination are satisfied or waived, Veren will apply for the Final Order approving the Business Combination. If the Final Order is obtained on May 8, 2025 in form and substance satisfactory to Veren and Whitecap, the Effective Date will occur once all other conditions set forth in the Business Combination Agreement are satisfied or waived. Veren and Whitecap expect the Effective Date will occur on or about May 12, 2025. It is not possible, however, to state with certainty when, or if, the Effective Date will occur.

The Business Combination will become effective upon the Articles of Arrangement being sent to the Registrar and the Registrar issuing the Certificate.

The Effective Date could be delayed or may not occur for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or delays in receiving the Key Regulatory Approval.

See “Timing”.

Selected Unaudited Pro Forma Financial and Operational Information for the Combined Company

The following is a summary of selected unaudited pro forma consolidated financial information of the Combined Company before and after giving effect to the completion of the Business Combination for the dates and periods indicated. The pro forma adjustments are based upon available information and certain assumptions that Whitecap believes are reasonable under the circumstances. The unaudited pro forma consolidated financial information set forth below and the Pro Forma Financial Statements of Whitecap attached to this Information Circular as Schedule A to Appendix G – “Pro Forma Information Concerning the Combined Company” are presented for illustrative purposes only and are not necessarily indicative of either the financial position or the results of operations that would have occurred as at or for such dates or periods had the Business Combination been effective as of January 1, 2024 or the financial position or results of operations for the Combined Company in future years if the Business Combination is completed. The actual adjustments will differ from those reflected in such Pro Forma Financial Statements and such differences may be material. The following is a summary only and must be read in conjunction with the Pro Forma Financial Statements, including the notes thereto, set forth in Schedule A to Appendix G to this Information Circular. Reference should also be made to: (i) the Veren Annual Financial Statements; and (ii) the Whitecap Annual Financial Statements, each of which is incorporated by reference herein.

(CAD $ millions, except per share amounts)

	Whitecap		Presentation	Pro Forma
	Resources Inc.	Veren Inc.	Adjustments	Adjustments	Pro Forma
Revenue
Petroleum and natural gas sales	3,937.9	4,271.3	142.6	-	8,351.8
Purchased product sales	-	142.6	(142.6)	-	-
Royalties	(600.1)	(441.7)	-	-	(1,041.8)
Petroleum and natural gas sales, net of royalties	3,337.8	3,972.2	-	-	7,310.0
Other Income
Net loss on commodity contracts	(16.3)	(14.6)	-	-	(30.9)
Other income (loss)	-	(17.0)	10.2	-	(6.8)
Total revenue and other income	3,321.5	3,940.6	10.2	-	7,272.3
Expenses
Operating	874.1	941.4	-	-	1,815.5
Transportation	135.9	311.5	-	-	447.4
Marketing	253.3	-	142.8	-	396.1
Purchased Product	-	142.8	(142.8)	-	-
General and administrative	63.8	112.0	-	-	175.8
Stock-based compensation	44.6	19.1	-	-	63.7
Transaction costs	2.3	-	-	37.4	39.7
Interest and financing	89.8	194.3	-	26.0	310.1
Accretion of decommissioning liabilities	37.3	31.2	-	-	68.5
Depletion, depreciation and amortization	975.2	1,338.3	-	(19.3)	2,294.2
Impairment	-	512.3	-	(512.3)	-
Exploration and evaluation	16.3	-	-	-	16.3
Net (gain) loss on asset dispositions	(246.4)	-	10.2	-	(236.2)
Foreign exchange gain	-	(6.0)	-	-	(6.0)
Total expenses	2,246.2	3,596.9	10.2	(468.2)	5,385.1
Income before income taxes	1,075.3	343.7	-	468.2	1,887.2
Taxes
Current income tax expense	255.2	-	-	-	255.2
Deferred income tax expense	7.8	59.8	-	114.4	182.0
Net income (loss) from continuing operations	812.3	283.9	-	353.8	1,450.0
Net income (loss) from discontinued operations	-	(10.6)	-	-	(10.6)
Net income	812.3	273.3	-	353.8	1,439.4
Other comprehensive income
Items that may be subsequently reclassified to profit or loss Foreign currency translation of foreign operations	-	0.6	-	-	0.6
Reclassification of cumulative foreign currency translation of discontinued operations	-	(0.5)	-	-	(0.5)
Comprehensive income	812.3	273.4	-	353.8	1,439.5

Net income (loss) per share
Continuing operations – basic	1.37	0.46	-	-	1.17
Discontinued operations – basic	-	(0.02)	-	-	(0.01)
Net income, basic	1.37	0.44	-	-	1.16
Continuing operations – diluted	1.36	0.46	-	-	1.17
Discontinued operations – diluted	-	(0.02)	-	-	(0.01)
Net income, diluted	1.36	0.44	-	-	1.16

Note:

(1)	See the notes to the Pro Forma Financial Statements attached as Schedule A to Appendix G – “Pro Forma Information Concerning the Combined Company”.

Risk Factors

Veren Shareholders voting in favour of the Veren Transaction Resolution and Whitecap Shareholders voting in favour of the Share Issuance Resolution, as the case may be, will be choosing to combine the businesses of Veren and Whitecap and, in the case of Veren Shareholders, to invest in Whitecap Shares by exchanging their Veren Shares for Whitecap Shares, as applicable. The completion of the Business Combination and investment in Whitecap Shares involves risks.

The businesses of Veren and Whitecap are subject to similar risks, which are those generally associated with an investment in shares of an integrated energy company. These are described under the heading “Risk Factors” in the Veren AIF, Veren Annual MD&A and the Whitecap AIF and under the headings “Business Risks” and “Environmental Risks” in the Whitecap Annual MD&A, all of which are incorporated by reference herein. The following is a list of certain additional risk factors associated with the Business Combination and the investment in Whitecap Shares which Veren Shareholders and Whitecap Shareholders should carefully consider before approving the Veren Transaction Resolution and the Share Issuance Resolution, as applicable:

●	it is possible there will be a failure to realize the anticipated benefits of the Business Combination;

●	risks related to the integration of Veren’s and Whitecap’s existing businesses, including that Shareholders may be exposed to additional business risks not previously applicable to their investment, as the business of the Combined Company will be different, in certain respects, than that of the standalone business of Veren or Whitecap;

●	Veren and Whitecap are restricted from taking certain actions prior to the completion of the Business Combination or the termination of the Business Combination Agreement, as applicable;

●	Whitecap and Veren will incur significant costs relating to the Business Combination regardless of whether the Business Combination is completed or not;

●	the Exchange Ratio is fixed and will not be adjusted in the event of any change in either Veren’s or Whitecap’s respective share prices;

●	Veren Shareholders have the right to exercise Dissent Rights and, if there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Veren Shareholders which could have an adverse effect on Whitecap’s financial condition and cash resources if the Business Combination is completed or Veren or Whitecap may determine not to proceed with the Business Combination if Dissent Rights are validly exercised and not withdrawn in respect of more than 8% of the Veren Shares;

●	a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in regulatory approvals could adversely affect the business, financial condition or results of operations of Whitecap, Veren or the Combined Company upon completion of the Business Combination;

●	there may be undisclosed liabilities that Whitecap or Veren failed to discover or was unable to quantify in its respective due diligence of the Other Party;

●	the financial position, business and assets of Veren and/or Whitecap may be significantly and adversely affected before the completion of the Business Combination;

●	the issuance of Whitecap Shares pursuant to the Business Combination, if completed, will reduce a Whitecap Shareholder’s ownership interest in the Combined Company;

●	the Pro Forma Financial Statements and pro forma financial and operational information in respect of Whitecap contained in this Information Circular may not be an accurate depiction of the future financial condition or results of operations of the Combined Company, as such statements and information are historical and rely on a number of adjustments and assumptions that may prove not to be accurate;

●	credit ratings of the Combined Company and its debt will be subject to ongoing evaluation and may be downgraded or there may be adverse conditions in the credit markets, which may impede the Combined Company’s access to the debt markets or raise its borrowing costs;

●	a decline in the credit rating attributable to the Veren IG Notes below an “investment grade” rating as a result of the Business Combination within the Downgrade Window may obligate Veren to purchase Veren IG Notes from holders of the Veren IG Notes who elect to sell their Veren IG Notes to Veren at a price of 101% of the principal amount thereof;

●	there can be no assurance that the Combined Company will have sufficient financial resources available to fund repayments of Veren’s existing indebtedness (including the Veren IG Notes, to the extent required by the Veren Note Indenture), which might result in a default under the documents governing Veren’s and Whitecap’s existing indebtedness;

●	changes in income or other tax laws or actions taken by taxing authorities could have adverse implications on Whitecap, Veren or their respective securityholders including risks relating to the income tax consequences of the Business Combination and the taxation of the Combined Company;

●	future dividends on the Whitecap Shares may not be approved by the Combined Company Board or, if approved, could be less than that forecasted or currently paid;

●	as a result of the Business Combination, Whitecap and Veren may become the targets of litigation or other legal claims, including securities class actions or derivative lawsuits;

●	completion of the Business Combination will trigger change of control or other similar provisions in certain material agreements;

●	the conditions precedent to completion of the Business Combination, including receipt of the Key Regulatory Approval, Court approval and TSX approval, may not be satisfied or waived by the Outside Date, which may result in the Business Combination not being completed;

●	the market price of the Veren Shares and/or the Whitecap Shares may be subject to material fluctuations if the Business Combination is delayed or is not completed due to a number of factors including, fluctuations due to political events and uncertainties, including United States and Canadian government policies, tariffs, and trade relationships;

●	the Business Combination Agreement could be terminated by either Party under certain circumstances;

●	another attractive sale, merger or business combination may not be available if the Business Combination is not completed;

●	the timing of the Meetings, the Final Order and the anticipated Effective Date may be changed or delayed; and

●	forward-looking information may prove inaccurate.

The risk factors listed above are an abbreviated list of certain risk factors associated with the Business Combination and an investment in the Whitecap Shares summarized elsewhere in this Information Circular. See “Risk Factors”. See also the risk factors set forth in the Veren AIF, the Veren Annual MD&A, the Whitecap AIF and the Whitecap Annual MD&A, each of which are incorporated by reference herein. Veren Shareholders and Whitecap Shareholders should carefully consider all such risk factors.

THE BUSINESS COMBINATION

General

Whitecap and Veren entered into the Business Combination Agreement on March 9, 2025. A copy of the Business Combination Agreement is attached as Appendix C to this Information Circular. The Business Combination Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Schedule “A” to Appendix C to this Information Circular) pursuant to which, among other things, Whitecap will acquire, all of the issued and outstanding Veren Shares in exchange for the issuance of new Whitecap Shares to the Veren Shareholders. The Business Combination Agreement has customary representations and warranties, covenants and conditions as further described in detail in this Information Circular.

Assuming satisfaction or waiver of all conditions to completion of the Business Combination, pursuant to the Business Combination Agreement, Veren Shareholders will exchange each of their Veren Shares for 1.05 Whitecap Shares.

Immediately following the completion of the Business Combination, former Veren Shareholders are expected to own approximately 52% of the Combined Company and current Whitecap Shareholders are expected to own approximately 48% of the Combined Company.

Pursuant to the terms of the Business Combination Agreement, Veren and Whitecap agreed that the Combined Company will be led by Grant Fagerheim, the current President and Chief Executive Officer of Whitecap, and the remainder of the existing Whitecap management team. For additional information regarding Mr. Fagerheim and the existing Whitecap management team, please refer to the Whitecap AGM Circular, which is incorporated by reference in this Information Circular.

The Combined Company Board will consist of eleven members, which will include: (i) Grant Fagerheim, (ii) six other representatives from the current Whitecap Board and (iii) four representatives from the current Veren Board, including Craig Bryksa.

It is anticipated that, on completion of the Business Combination, the head and registered office of the Combined Company will continue to be Whitecap’s head and registered office, which are located at 3800, 525 – 5th Avenue S.W., Calgary, Alberta, Canada T2P 1G1 and 2400, 525 – 8th Avenue SW, Calgary, Alberta, T2P 1G1, respectively.

Background to the Business Combination

The terms of the Business Combination are the result of extensive negotiations between representatives of Veren and Whitecap and their respective financial advisors and legal counsel. The following is a brief description of the background of these negotiations, the Business Combination and related transactions.

Management of Veren and the Veren Board meet routinely to review, among other things, Veren’s ongoing business objectives and strategy to enhance overall Veren Shareholder value. As part of this process, senior management of Veren provide assessments to the Veren Board on a regular basis with respect to potential value enhancement and maximization alternatives, including maintaining the status quo, accelerating or decelerating capital expenditures, returning capital to Veren Shareholders, and assessing potential strategic opportunities such as acquisitions, divestitures and business combinations.

Management of Whitecap and the Whitecap Board meet regularly to review, among other things, Whitecap’s ongoing business activities and progress towards long-term strategic objectives. In addition to updating the Whitecap Board with respect to ongoing business activities in the normal course, management of Whitecap will, from time to time, provide evaluations of potential strategic transactions such as acquisitions, divestitures and business combinations, to the Whitecap Board.

Veren has closely evaluated a number of strategic opportunities over the years, on a confidential basis, and its management and the Veren Board have accordingly become familiar with a range of specific value enhancement and maximization alternatives available to Veren at various junctures during the industry cycles. From time to time, these opportunities have included the consideration of potential material acquisitions or strategic transactions with various industry participants and other interested parties, which management of Veren and the Veren Board review and consider as they arise to determine whether pursuing them would be in the best interests of Veren. Veren’s management and the Veren Board also regularly review and consider market conditions, including factors that affect the business, operations, financial condition and affairs of Veren, including its growth and sustainability.

In the second half of 2020, Mr. Craig Bryksa, the President and Chief Executive Officer of Veren, and Mr. Grant Fagerheim, the President and Chief Executive Officer of Whitecap, engaged in discussions related to a possible business combination of the two companies. Those discussions did not culminate in a business combination for a variety of reasons, including respective share valuations and competing acquisition opportunities for each company. Following those discussions, Mr. Bryksa and Mr. Fagerheim continued to have ongoing discussions regarding the combination of Veren and Whitecap from time to time, although such discussions did not culminate in a business combination.

On August 27, 2024, Mr. Fagerheim and Mr. Bryksa met and discussed the merits of combining Veren and Whitecap (the “Potential Transaction”).

In September 2024, Mr. Fagerheim had various preliminary discussions with certain members of Whitecap’s Board on the possibility and merits of combining Whitecap and Veren. Soon after, Whitecap began discussions with National Bank with respect to the Potential Transaction.

On October 4, 2024, following an unsolicited request by the Chief Executive Officer of another company (“Company B”), Mr. Bryksa met with the Chief Executive Officer of Company B to discuss the possibility of Company B acquiring Veren.

In furtherance of the ongoing review of strategy by the Veren Board and management of Veren, on October 16, 2024, Veren approached BMO Capital Markets to advise on general corporate matters, including market positioning and strategy.

On October 21, 2024, Mr. Bryksa and the Chief Executive Officer of Company B discussed Veren providing Company B with access to certain non-public information to assist in Company B’s evaluation of Veren. On October 24, 2024, Veren entered into a confidentiality agreement with Company B and subsequently provided Company B access to sufficient financial and reserves information of Veren for Company B to evaluate an acquisition of Veren.

On November 4, 2024, Whitecap began discussions with TD Securities with respect to the Potential Transaction.

On November 6, 2024, Mr. Fagerheim approached Mr. Bryksa again to discuss the merits of combining Veren and Whitecap. At this meeting, Mr. Fagerheim proposed that, as a preliminary step, both Whitecap and Veren share certain data between the companies to allow the companies to assess the potential viability of the Potential Transaction. A confidentiality agreement was executed on November 12, 2024, which allowed, among other things, Veren and Whitecap to conduct mutual due diligence with a view to evaluating the Potential Transaction. On November 18, 2024, a virtual data room was set up for each of Veren and Whitecap, wherein each of Veren and Whitecap shared limited financial and reserves information for the purposes of evaluating and, if determined appropriate, furthering discussions in respect of the Potential Transaction. No other information was provided at this stage.

Between November 12, 2024 and January 20, 2025, Messrs. Fagerheim and Bryksa continued preliminary discussions as to the merits and financial and other parameters of the Potential Transaction.

Between December 17, 2024 and January 15, 2025, Mr. Fagerheim advised certain members of the Whitecap Board of management’s intention to pursue the Potential Transaction with Veren and provided periodic updates to such Whitecap Board members, including a preliminary analysis of the merits of the Potential Transaction, such as the benefits of size and scale, synergies, accretion, pro forma outlook and potential market reaction. Mr. Fagerheim also discussed certain matters with, and received legal advice from, BD&P relating to the Potential Transaction from time to time.

On January 14, 2025, Whitecap engaged National Bank as its financial advisor to provide an analysis of the Potential Transaction to Whitecap’s management and the Whitecap Board. The analysis included, among other things: a contribution analysis; historical trading and exchange ratio ranges; peer benchmarking; and data for historical precedent transactions.

On January 21, 2025, Whitecap submitted an unsolicited offer to the Veren Board, pursuant to which Whitecap would acquire all of the issued and outstanding Veren Shares in an all-share transaction (the “Initial Whitecap Offer”). Following receipt of the Initial Whitecap Offer, management of Veren and BMO Capital Markets evaluated the terms of such offer and, in particular, Veren’s valuation and its relative value to Whitecap. On January 29, 2025, the Veren Board met to review the Initial Whitecap Offer. At such meeting, management of Veren provided a detailed overview of the Initial Whitecap Offer and its assessment of Veren’s financial position and outlook, and BMO Capital Markets presented its financial analysis of the Initial Whitecap Offer. Veren’s external legal counsel, NRF, also attended the meeting and provided the Veren Board a summary of its legal duties and responsibilities in relation to considering the Initial Whitecap Offer, subsequent negotiations with Whitecap, and its consideration of potential alternative strategic courses of action. After thorough consideration and discussion of the Initial Whitecap Offer, the Veren Board then concluded that the Initial Whitecap Offer was insufficient to warrant further engagement. On a telephone discussion held on January 29, 2025, Mr. Bryksa advised Mr. Fagerheim that the Veren Board had formally rejected the Initial Whitecap Offer, informing Mr. Fagerheim that the offered value was insufficient to warrant further engagement.

On January 31, 2025, Mr. Bryksa phoned the Chief Executive Officer of Company B to enquire as to the status of its potential offer and was notified that Company B would not be making an offer for strategic reasons.

Following a request by Mr. Fagerheim for a meeting to discuss the Potential Transaction, on February 5, 2025, Mr. Bryksa, Ken Lamont, the Chief Financial Officer of Veren, and a representative of BMO Capital Markets met with Mr. Fagerheim, Thanh Kang, the Chief Financial Officer of Whitecap, and a representative of National Bank, to discuss the Potential Transaction, including valuation considerations for both Whitecap Shares and Veren Shares and their respective views on Veren and Whitecap.

On February 6, 2025, Veren met with Scotiabank to discuss general market conditions and counterparties that could have an interest in a transaction with Veren. On February 10, 2025, Veren authorized Scotiabank to begin contacting select third parties that were considered to have the wherewithal to transact to assess their potential interest in acquiring Veren. A formal market check (the “Market Check”) to assess the bona fide interest of select third parties in acquiring Veren commenced on February 12, 2025.

On February 7, 2025, Mr. Fagerheim contacted Mr. Bryksa and provided a verbal offer in respect of an acquisition of Veren at an increased share exchange ratio per Veren Share. Mr. Bryksa advised Mr. Fagerheim that such exchange ratio was not within a range the Veren Board would be willing to accept.

On February 11, 2025, Mr. Fagerheim submitted a second, unsolicited proposal letter (the “Second Whitecap Offer”) to Veren which proposed a share exchange ratio per Veren Share that was higher than in the Initial Whitecap Offer and the verbal offer.

On February 12, 2025, Whitecap formally engaged TD Securities as financial advisor to provide management with analysis and advice on the Potential Transaction, including among other things, index inclusion considerations, pro forma trading and merger arbitrage trading dynamics, investor analysis, post-announcement investor meeting and communication matters, debt structuring advice and commitments, and dual (NYSE) listing considerations.

On February 13, 2025, the Veren Board met with management of Veren and advisors to review the Second Whitecap Offer. Mr. Bryksa presented the terms of the Second Whitecap Offer, Veren management’s analysis of the Second Whitecap Offer, the status of the Market Check, and discussions with other potential counterparties regarding potential alternative transactions involving Veren. Representatives from BMO Capital Markets and Scotiabank, as financial advisors, attended the meeting and presented their financial analysis of the Second Whitecap Offer. After detailed consideration and discussion of the Second Whitecap Offer, the Veren Board determined that the terms of the Second Whitecap Offer were sufficiently compelling to continue negotiations. The Veren Board formed the Veren Special Committee, comprised of Mr. Jim Craddock, as Chair, Ms. Jodi Jenson Labrie, Ms. Barbara Munroe and Mr. Mike Jackson (all independent directors), to assist the Veren Board in reviewing and considering the Second Whitecap Offer, oversee management’s further negotiations with Whitecap, and consider other strategic alternatives available to Veren. Following consultation with management and its advisors, the Veren Board recommended that Veren counter the Second Whitecap Offer with an offer that included a higher share exchange ratio.

Following the formation of the Veren Special Committee, the Veren Special Committee engaged Scotiabank as its financial advisor, and Blake, Cassels & Graydon LLP (“Blakes”) as its legal advisor.

On February 18, 2025, Whitecap management informed the Whitecap Board at its regularly scheduled year-end meeting that ongoing discussions with Veren were continuing to take place with respect to the Potential Transaction. It was agreed that management would schedule a separate Whitecap Board meeting to provide a technical review of Veren’s assets and the pro forma outlook of the Combined Company. A representative of BD&P advised the Whitecap Board on certain legal matters relating to the Potential Transaction. The Whitecap Board requested that management continue discussions with Veren and provide updates to the Whitecap Board.

On February 18, 2025, Mr. Bryksa submitted a revised proposal letter to Whitecap (the “First Counteroffer”) that included a higher share exchange ratio. In response to the First Counteroffer, Mr. Fagerheim advised Mr. Bryksa that Whitecap was not prepared to accept the First Counteroffer at the proposed share exchange ratio. On February 20, 2025, Mr. Fagerheim submitted a third proposal letter (the “Third Whitecap Offer”) to Mr. Bryksa that proposed an exchange ratio of 1.05 Whitecap Shares for each Veren Share.

On February 22, 2025, the Veren Special Committee met with management of Veren, BMO Capital Markets, Scotiabank, Blakes and NRF to consider the Third Whitecap Offer. Mr. Bryksa provided an overview of the terms of the Third Whitecap Offer and the status of ongoing discussions with other potential counterparties, including Company B, regarding potential alternative transactions involving Veren. Representatives of BMO Capital Markets and Scotiabank presented their respective financial analysis of the Third Whitecap Offer to the Veren Special Committee. Scotiabank then provided a detailed update on the Market Check, noting that it had identified and contacted five potential counterparties in addition to Whitecap and Company B through the Market Check. Scotiabank reviewed the feedback received from the potential counterparties to date, including that no counterparty had indicated an intention to provide terms on which it would be willing to pursue an acquisition of, or combination with, Veren. The Veren Special Committee advised Mr. Bryksa to continue discussions with potential counterparties regarding alternative transactions. The Veren Special Committee also concluded that a counteroffer to the Third Whitecap Offer (the “Second Counteroffer”) should be submitted to Whitecap, with the same share exchange ratio as the Third Whitecap Offer and proposed revisions to certain terms thereof including the ability of Veren to respond to and accept a Superior Proposal from a third party notwithstanding that Veren would be subject to exclusivity obligations for a limited period once it executed the proposal letter to be entered into between Veren and Whitecap.

On February 24, 2025, Mr. Fagerheim submitted a fourth proposal letter on a non-binding basis (the “Proposal Letter”) to the Veren Board, the terms of which were substantially the same as the terms of the proposed Second Counteroffer, including the proposed exchange ratio, exclusivity and the process for continued work and negotiations for the Potential Transaction.

On February 25, 2025, the Veren Special Committee met to consider the Proposal Letter with management of Veren, Blakes, and NRF in attendance. At such meeting, Mr. Bryksa advised that no other counterparty, including Company B, had expressed sufficient interest in pursuing a transaction with Veren on terms that would be as compelling as or superior to the terms of the Proposal Letter. The Veren Special Committee engaged in a wide-ranging discussion of various considerations related to the Proposal Letter, including the proposed share exchange ratio, the benefits that the combined company may be able to achieve, and the number of Veren Board members who would be appointed to the Whitecap Board following the closing of the Potential Transaction. In the course of such discussions, members of the Veren Special Committee outlined the material benefits and risks associated with the terms set forth in the Proposal Letter and the alternatives available to Veren, including maintaining the status quo. After due consideration and discussion, the Veren Special Committee resolved to recommend to the Veren Board that it should accept the Proposal Letter and that Veren should continue with its evaluation and negotiation of the Potential Transaction on the material terms set forth therein.

On February 26, 2025, the Veren Board held its regularly scheduled year-end meeting, during which management of Veren updated the Veren Board on the status of the ongoing negotiations with Whitecap. At such meeting, the Veren Special Committee delivered its recommendation that the Veren Board authorize and direct management of Veren to accept the Proposal Letter for and on behalf of Veren and continue to evaluate and negotiate the Potential Transaction. The Veren Board resolved to approve the Proposal Letter and authorized management of Veren to execute and deliver the non-binding Proposal Letter.

On February 27, 2025, Veren and Whitecap executed the Proposal Letter and subsequently Veren and Whitecap conducted further due diligence on each other’s businesses and operations. The more detailed review conducted by each of Veren and Whitecap included a review of potential synergies, capital structure, operations, environmental, financial, accounting, tax, human resources, legal and corporate matters. In addition, the companies and their respective legal and financial advisors negotiated the terms of the Business Combination Agreement and related agreements.

On March 3, 2025, Whitecap management met with the Whitecap Board and BD&P to discuss the merits of the Potential Transaction. Whitecap management provided a presentation to the Whitecap Board, which included both a financial and a detailed technical review. The technical review consisted of asset level analysis, a review of Veren’s 2024 and 2025 corporate budget and guidance, an inventory review, a reserves assessment, an asset level comparison to Whitecap, a review of the potential benefits and risks, and initial synergy projections. Whitecap management also provided an overview of key commercial terms to be considered and summarized the results of the due diligence investigations conducted on Veren. BD&P reviewed certain legal matters with the Whitecap Board relating to the Proposed Transaction. The Whitecap Board engaged in a detailed discussion with management regarding the opportunities and benefits of, and risks and other relevant considerations associated with, the Potential Transaction.

On March 5, 2025, the Veren Special Committee met with management of Veren, Scotiabank, Blakes, and NRF to discuss the status of negotiations regarding the Business Combination Agreement and other matters related to the Business Combination, including the material outstanding issues, and Scotiabank updated the Veren Special Committee regarding its financial analysis in connection with the Business Combination.

On March 7, 2025, after market close, the Whitecap Board met with management of Whitecap, National Bank and BD&P. Management updated the Board regarding the status of negotiating the Business Combination Agreement and other matters related to the Business Combination, including the material outstanding issues. Representatives from National Bank provided the Whitecap Board with an overview of its financial analysis of the Potential Transaction. National Bank then provided a detailed presentation to the Whitecap Board outlining, among other things: (a) a review of the key financial and operational highlights of the Potential Transaction; (b) a review of the current market environment and key macroeconomic considerations; (c) a comparison of recent consolidation activity; (d) a review of the current top institutional shareholders of Whitecap and Veren; (e) the exchange ratios over a period of time based on the trading prices of Veren Shares and Whitecap Shares; (f) a pro forma analysis, net asset value analysis, and contribution analysis; (g) a review of the Combined Company relative to peers; and (h) a qualitative assessment of the Potential Transaction. National Bank then delivered its verbal fairness opinion in respect of the Business Combination to the Whitecap Board that, as of March 9, 2025, and subject to and based on customary assumptions, qualifications and limitations, the Exchange Ratio pursuant to the Business Combination is fair, from a financial point of view, to Whitecap Shareholders. National Bank subsequently delivered the NBF Fairness Opinion, which is contained in Appendix F to this Information Circular. During the meeting, BD&P also reviewed certain legal matters with the Whitecap Board relating to the Proposed Transaction.

On March 9, 2025, representatives of Whitecap management met virtually with DBRS to provide an overview of the transaction rationale for the Potential Transaction as well as the forecast operating and financial profile of the Combined Company. Additional information was shared with DBRS in follow-up conversations and email correspondence through mid-March 2025.

On March 9, 2025, after the Whitecap Board considered, among other things, the material terms of the Business Combination Agreement, the NBF Fairness Opinion, the advice received from BD&P, and the impact of the Business Combination on the various stakeholders of Whitecap, the Whitecap Board unanimously resolved: (a) that the Business Combination and the entering into of the Business Combination Agreement by Whitecap are in the best interests of Whitecap and approved the entering into of the Business Combination Agreement; (b) that the Business Combination is fair to the Whitecap Shareholders; and (c) to direct that the Share Issuance Resolution be submitted to the Whitecap Shareholders for approval and to recommend that the Whitecap Shareholders vote in favour of the Share Issuance Resolution.

On March 9, 2025, the Veren Board met to review and consider the terms of the Business Combination Agreement, the results of the due diligence investigations conducted on Whitecap, and the merits to Veren and Veren Shareholders of the Business Combination and the entering into of the proposed Business Combination Agreement. The Veren Board reviewed the negotiation process with management of Veren and its legal advisors and considered the proposed final terms of the Business Combination Agreement. Representatives of each of BMO Capital Markets and Scotiabank then provided the Veren Board with an overview of its financial analysis of the Potential Transaction. BMO Capital Markets provided to the Board a detailed presentation outlining, among other things, its financial analysis and considerations, including: (a) a review of the key financial aspects of the Business Combination; (b) a review of the trading prices of the Veren Shares and Whitecap Shares compared to their industry peers; (c) the exchange ratio over a period of time based on the trading prices of the Veren Shares and Whitecap Shares; (d) a review of share price premiums paid in select precedent transactions; (e) contribution analysis based on certain metrics of Veren and Whitecap; and (f) exchange ratio analysis. Scotiabank provided a detailed presentation to the Veren Board outlining, among other things: (a) a review of the key terms of the Business Combination and certain implied financial metrics; (b) a review of the projections provided by the management of Whitecap and Veren, and sensitivities thereto, which underpinned Scotiabank’s analysis; (c) the historical exchange ratios over a period of time based on the trading prices of Veren Shares and Whitecap Shares; (d) value analysis of each of the Whitecap Shares and Veren Shares; (e) relative exchange ratio analysis based on the results of (d); (f) perspectives on the Combined Company relative to peers; and (g) a review of the top institutional shareholders of each of Veren and Whitecap.

The Veren Board meeting was adjourned to allow the Veren Special Committee to meet with representatives of Scotiabank and Blakes to separately review and discuss the proposed Business Combination and the terms of the Business Combination Agreement that had been negotiated by Veren and Whitecap. At this time, Scotiabank delivered its verbal fairness opinion in respect of the Business Combination to the Veren Special Committee, that, as of March 9, 2025, and subject to and based on customary assumptions, qualifications and limitations, the Exchange Ratio is fair, from a financial point of view, to the Veren Shareholders. Scotiabank subsequently delivered the Scotiabank Fairness Opinion to the Veren Special Committee, which is contained in Appendix E-2 to this Information Circular. Upon consideration of several factors including the verbal fairness opinion of Scotiabank, the financial advice of Scotiabank, the legal advice of Blakes and NRF, and all other information available to the Veren Special Committee, the Veren Special Committee unanimously determined that the Business Combination is fair to the Veren Shareholders and is in the best interests of Veren, and unanimously recommended that the Veren Board: (a) determine that the Business Combination is fair to the Veren Shareholders and is in the best interests of Veren; (b) approve the Business Combination and the Business Combination Agreement and the transactions contemplated therein and the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement; and (c) submit the Business Combination to the Veren Shareholders for approval and recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution (the “Veren Special Committee Recommendation”).

Immediately following the conclusion of the Veren Special Committee meeting on March 9, 2025, the Veren Board meeting was reconvened to review and consider the terms of the Business Combination Agreement, and the merits to Veren and Veren Shareholders of the Business Combination and the entering into of the proposed Business Combination Agreement. At the meeting, the Chair of the Veren Special Committee delivered the Veren Special Committee Recommendation to the Veren Board. BMO Capital Markets delivered its verbal fairness opinion to the Veren Board to the effect that, as of March 9, 2025, based upon and subject to customary assumptions, limitations and qualifications, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders. BMO Capital Markets subsequently delivered the BMO Fairness Opinion to the Veren Board, which is contained in Appendix E-1 to this Information Circular. After the Veren Board considered, among other things, the review of strategic alternative courses of action, the terms of the Business Combination Agreement, the Veren Special Committee Recommendation, the BMO Fairness Opinion, that the Special Committee had received the Scotiabank Fairness Opinion and the impact of the Business Combination on the various stakeholders of Veren, the Veren Board unanimously resolved: (a) that the Business Combination and the entering into of the Business Combination Agreement by Veren are in the best interests of Veren and approved the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement; (b) that the Business Combination is fair to the Veren Shareholders; and (c) to direct that the Veren Transaction Resolution be submitted to the Veren Shareholders for approval and to recommend that the Veren Shareholders vote in favour of the Veren Transaction Resolution.

Veren and Whitecap signed the Business Combination Agreement on March 9, 2025. Concurrently with the execution of the Business Combination Agreement, the Supporting Veren Shareholders delivered the Veren Support Agreements to Whitecap and the Supporting Whitecap Shareholders delivered the Whitecap Support Agreements to Veren. Veren and Whitecap issued a joint press release announcing the Business Combination prior to the opening of the markets on Monday, March 10, 2025.

On March 11, 2025, following the announcement of the Business Combination, DBRS announced that it had placed all credit ratings of each of Whitecap and Veren “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to each of Whitecap’s and Veren’s stand-alone risk profiles. DBRS announced that it intends to resolve the “Under Review with Positive Implications” status in respect of Whitecap once all regulatory approvals have been secured and the Business Combination has closed and in respect of Veren by the close of the Business Combination. DBRS announced that when resolved, DBRS may assign a “Positive” trend to each of Whitecap’s and Veren’s credit ratings or, at a maximum, a one-notch credit rating upgrade. See Appendix H – “Information Concerning Veren Inc. – Credit Ratings”, Appendix I – “Information Concerning Whitecap Resources Inc. – Rating” and Appendix G – “Pro Forma Information Concerning the Combined Company.”

On March 28, 2025, the Court granted the Interim Order, a copy of which is attached as Appendix D to this Information Circular.

On March 28, 2025, the Whitecap Board approved the contents and mailing of this Information Circular to the Whitecap Shareholders.

On March 29, 2025, the Veren Board met and considered this Information Circular and various other matters relating to the Business Combination and the Veren Meeting. At this meeting, the directors of the Veren Board unanimously resolved to approve the contents of this Information Circular, the mailing of this Information Circular to Veren Shareholders and various other matters relating to the Business Combination and the Veren Meeting and unanimously confirmed its recommendation that Veren Shareholders vote in favour of the Veren Transaction Resolution.

Attributes of the Combined Company

The Combined Company’s key attributes include the following:6

●	Solidified Position within the Large-Cap Universe: The Combined Company is expected to initially have an enterprise value of approximately $15 billion and approximately 370,000 boe/d (63% liquids) of corporate production with complementary unconventional and conventional assets. The Combined Company will be the largest Canadian light oil- focused producer and the seventh largest producer in the Western Canadian Sedimentary Basin, with significant natural gas growth potential.

●	Significant Size and Scale across the High Impact Montney and Duvernay: The Combined Company will be the largest producer in the high margin Kaybob Duvernay and Alberta Montney resource plays, with approximately 220,000 boe/d of unconventional production. The Combined Company will become the largest landholder in the Alberta Montney and the second largest landholder across unconventional Montney and Duvernay fairways, with approximately 1.5 million acres in Alberta. The Combined Company is expected to have in excess of 4,800 total development locations in the Montney and Duvernay to deliver future production growth.

●	Leading Low Decline Light Oil Position in Saskatchewan: The Combined Company will be the second largest producer in Saskatchewan with consolidated assets in west and southeast Saskatchewan. The Combined Company will have approximately 40% of its conventional production under waterflood recovery supporting an anticipated decline rate of less than 20% on 150,000 boe/d of production. These assets have approximately 7,000 estimated development locations to support meaningful free funds flow generation into the future.

●	Immediate Accretion: The Business Combination is expected to be immediately accretive to Whitecap’s standalone funds flow per share and free funds flow per share, before incorporating any benefits from expected synergies, highlighting increasing sustainability and an enhanced financial outlook for the Combined Company.

●	Visible Long-Term Synergies: The Combined Company is expected to generate operating, capital and corporate synergies which, in addition to supply chain efficiencies, are expected to generate meaningful savings. It is anticipated that annual synergies of over $200 million can be achieved independent of commodity prices and are expected to begin to be captured upon closing of the Business Combination.

[6]	Refer to “Supplemental Disclosure – Non-IFRS Measures”, “Advisory Regarding Oil and Gas Information” and “Forward- Looking Statements” in the Information Circular for the advisory on non-IFRS measures and the advisories and additional disclosure in respect of oil and gas information and forward-looking statements, including the assumptions made in the forecasts and projections for the Combined Company.

●	Strong Credit Profile: The Combined Company is expected to have a strong balance sheet with an expected initial leverage of 0.9 times Net Debt to Funds Flow, which is expected to continue to further strengthen to 0.8 times by year- end 2026. Whitecap and Veren both currently have an investment grade credit rating of BBB (low), with a Stable trend, issued by DBRS and with the strength and increased scale of the Combined Company, management of both Whitecap and Veren expect the credit profile to improve, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities. On March 11, 2025, following the announcement of the Business Combination, DBRS announced that it had placed all credit ratings of each of Whitecap and Veren “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to each of Whitecap’s and Veren’s stand-alone risk profiles. See “The Business Combination – Background to the Business Combination”.

●	Pathway for Long-Term Growth and Value Creation: The Combined Company’s increased size and competitive position provides the potential to expand the Combined Company’s shareholder base and achieve a greater market presence and investor following. Pro forma scale, risk profile and increased market relevance are expected to support a valuation that is more closely aligned with the industry’s large-cap peers. The Combined Company intends to continue to pay Whitecap’s annual dividend of $0.73 per share, representing a 67% increase in base dividend for Veren Shareholders.

●	Disciplined Leadership and Governance: The Combined Company will continue to be led by the Whitecap executive team, who have a long track record of operational excellence, financial discipline, strong safety performance and are focused on generating strong returns to Shareholders. The Combined Company Board will consist of eleven members, made up of seven directors from the Whitecap Board and four directors from the Veren Board. See “The Combined Company’s Management and Board of Directors”.

See Appendix G – “Pro Forma Information Concerning the Combined Company”.

Reasons for the Business Combination

Veren Board

In: (i) determining that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Veren; (ii) determining that the Business Combination is fair to Veren Shareholders; (iii) approving the Business Combination Agreement and the transactions contemplated thereby and the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement; and (iv) resolving to recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution, the Veren Board and the Veren Special Committee (as applicable) considered and relied upon several strategic, financial, operational and other factors, including the expected attributes of the Combined Company set forth above under “The Business Combination – Attributes of the Combined Company”, certain financial metrics related to the Business Combination and the long-term prospects for growth of Veren both on a stand-alone basis and in conjunction with Whitecap, as well as, among others, the following:

Consideration of Alternatives

The Veren Special Committee and the Veren Board each carefully considered current industry, economic and market conditions and outlooks, including prevailing commodity prices and their expectations of the future prospects of the businesses in which Veren and Whitecap operate, as well as the impact of the Business Combination on affected stakeholders. Following a thorough review of alternative strategic courses of action available to Veren, including the status quo, which included advice from the respective financial advisors and legal counsel to the Veren Board and the Veren Special Committee, the Business Combination was determined to be the preferred strategic alternative available to Veren and the Veren Shareholders.

Share Price Premium

The Exchange Ratio implies a premium for Veren Shareholders as of the time of the announcement of the Business Combination Agreement. The Exchange Ratio represents: (i) a 39% premium to the closing prices of the Veren Shares and the Whitecap Shares on the TSX on March 7, 2025 (the last trading day prior to the announcement of the transaction); and (ii) a 38% premium based on 20-day volume weighted average trading prices of the Veren Shares and the Whitecap Shares on the TSX ending on March 7, 2025.

Increase in Dividends

The Combined Company is expected to continue to pay Whitecap’s annual dividend of $0.73 per Whitecap Share, which represents a 67% increase in base dividend for Veren Shareholders.

BMO Fairness Opinion and Scotiabank Fairness Opinion

The Veren Board considered the BMO Fairness Opinion, to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders. See “BMO Fairness Opinion” at Appendix E-1 to this Information Circular.

In making its recommendation to the Veren Board, the Veren Special Committee considered the Scotiabank Fairness Opinion, to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders. See “Scotiabank Fairness Opinion” at Appendix E- 2 to this Information Circular.

See “The Business Combination – Veren Fairness Opinions”.

Tax-Deferred Exchange of Veren Shares for Canadian Income Tax Purposes

The exchange of Veren Shares for Whitecap Shares will generally be tax-deferred for Veren Shareholders for Canadian income tax purposes. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Veren Shares under the Business Combination”. For a summary of certain United States federal income tax considerations generally applicable to certain U.S. Holders that transfer one or more Veren Shares pursuant to the Business Combination, see the discussion under the section entitled “Certain United States Federal Income Tax Considerations”.

Response to Superior Proposals

The terms of the Business Combination Agreement permit the Veren Board to engage in discussions or negotiations with respect to an unsolicited bona fide written Acquisition Proposal if the Veren Board determines in good faith after consultation with its external legal and financial advisors that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal. The ability of the Veren Board to respond to any such Superior Proposal is subject to the terms and conditions contained in the Business Combination Agreement. See “The Business Combination Agreement”.

Termination Protections

The Veren Board and the Veren Special Committee considered the appropriateness of the ability of Veren to terminate the Business Combination Agreement and receive the Veren Termination Amount payable from Whitecap to Veren, as consideration for the disposition by Veren of its rights under the Business Combination Agreement, in certain circumstances, including in the event that: (i) the Whitecap Board fails to unanimously recommend that Whitecap Shareholders vote in favour of the Share Issuance Resolution and the Business Combination Agreement is terminated by Veren; (ii) the Business Combination Agreement is terminated because Whitecap accepts a Superior Proposal; or (iii) the Business Combination Agreement is terminated because the Whitecap Shareholders do not approve the Share Issuance Resolution where prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Whitecap has been announced, proposed, disclosed, offered or made and, within 12 months following the date of such termination, the Whitecap Board recommends an Acquisition Proposal, the Whitecap Board enters into a definitive agreement in respect of any Acquisition Proposal, or Whitecap consummates any transaction in respect of any Acquisition Proposal.

Definitive Agreement Terms and Conditions

The Business Combination Agreement was the result of a comprehensive negotiation process with Whitecap and includes terms and conditions that are reasonable in the judgment of the Veren Board and the Veren Special Committee. The Veren Board and the Veren Special Committee also believe that the “deal protection” provisions in the Business Combination Agreement are reasonable in the circumstances and were negotiated at length with Whitecap in conjunction with the consideration of the other terms and conditions of the Business Combination, including the Exchange Ratio and related premium to the trading price of the Veren Shares.

Equal Treatment of Veren Shareholders

The Business Combination does not provide any Veren Shareholder with a “collateral benefit” within the meaning of MI 61-101 and provides all Veren Shareholders with identical consideration for their Veren Shares.

Approval by Veren Shareholders

Not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting are required to approve the Veren Transaction Resolution. Accordingly, Veren Shareholders can reject the Veren Transaction Resolution if they choose to do so.

Dissent Rights of Veren Shareholders

Registered Veren Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights. See “Dissent Rights”.

Additional Approvals

In addition to the approval of the Share Issuance Resolution and the Veren Transaction Resolution, completion of the Business Combination is subject to: (i) the approval of the Court; (ii) the approval of the listing on the TSX of the Whitecap Shares to be issued pursuant to the Business Combination; and (iii) the receipt of the Key Regulatory Approval.

The information and factors described above and considered by the Veren Board, and the Veren Special Committee in reaching their respective determinations and making their respective approvals are not intended to be exhaustive but include material factors considered by the Veren Board and the Veren Special Committee. In view of the wide variety of factors considered in connection with their respective evaluations of the Business Combination and the complexity of these matters, neither the Veren Board nor the Veren Special Committee found it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Veren Board and the Veren Special Committee may have given different weight to different factors.

See “The Business Combination – Recommendation of the Veren Board”.

Whitecap Board

In: (i) determining that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Whitecap; (ii) determining that the Business Combination is fair to Whitecap Shareholders; (iii) approving the Business Combination Agreement and the transactions contemplated thereby; and (iv) resolving to recommend that Whitecap Shareholders vote in favour of the Share Issuance Resolution, the Whitecap Board considered and relied upon several strategic, financial, operational and other factors, including the expected attributes of the Combined Company set forth above under “The Business Combination – Attributes of the Combined Company”, certain financial metrics related to the Business Combination and the long- term prospects for growth of Whitecap both on a stand-alone basis and in conjunction with Veren, as well as, among others, the following:

Improves Strong Credit Profile

The Combined Company would continue to protect Whitecap’s strong financial position by maintaining significant financial flexibility with its balance sheet. It is expected that with the strength and increased scale of the Combined Company the credit profile will improve, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities.

In connection with the Business Combination, Whitecap received commitments from National Bank of Canada and The Toronto Dominion Bank with National Bank Financial Markets and TD Securities, as joint bookrunners and co-lead arrangers, for a $500 million increase to Whitecap’s existing committed $2.0 billion credit facilities as well as commitments for an additional fully committed $1.0 billion credit facility from National Bank of Canada, the Toronto Dominion Bank, Bank of Montreal, and Bank of Nova Scotia as joint bookrunners. On a combined basis, these facilities provide for $3.5 billion in total credit capacity available to Whitecap on closing to support the combination.

The Combined Company intends to execute an active risk management program with a long-term focus on reducing volatility in funds from operations.

Capturing Synergies to Improve Profitability

Both Whitecap and Veren share a focus on operational excellence. Additional synergies and efficiencies beyond those currently assigned a monetary value are expected to be realized longer term through leveraging the best practices and capabilities of both organizations and through additional infrastructure synergies.

Consideration of Alternatives

The Whitecap Board carefully considered current industry, economic, and market conditions and outlooks, including prevailing commodity prices and their expectations of the future prospects of the businesses in which Whitecap and Veren operate, as well as the impact of the Business Combination on affected stakeholders. In light of the risks and potential benefits associated with Whitecap continuing to execute its business and strategic plan as a standalone entity, as opposed to the Business Combination or other potential transactions which may offer increased stakeholder value, the Whitecap Board determined that the Combined Company will be better positioned to maximize shareholder value as a result of the anticipated benefits of the Business Combination.

Strong Leadership Team

The Combined Company will bring together the strengths and talents of both organizations to drive superior performance and deliver strong returns to Shareholders. Financial strength, disciplined capital allocation, operational excellence and safety, will continue to be key tenets for the Combined Company. Following completion of the Business Combination, the Combined Company will continue to be led by the Whitecap executive team, which has a long track record of operational excellence, financial discipline, strong safety performance and are focused on generating strong returns to Shareholders. The Combined Company Board will consist of eleven members, made up of seven directors from Whitecap and four directors from Veren.

NBF Fairness Opinion

The Whitecap Board considered the NBF Fairness Opinion to the effect that as of March 9, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to Whitecap Shareholders.

Veren Shareholder Support

All of the directors and executive officers of Veren have entered into agreements to support the transaction. The Supporting Veren Shareholders collectively hold approximately 0.75% of the issued and outstanding Veren Shares and each Supporting Veren Shareholder has irrevocably agreed to vote in favour of the Business Combination at the Veren Meeting and otherwise support the Business Combination, except in limited circumstances. See “Effect of the Business Combination – Support Agreements”.

Tax Considerations

The Business Combination will not result in a taxable event for Whitecap Shareholders for Canadian income tax purposes.

Termination Protections

The appropriateness of Whitecap’s ability to terminate the Business Combination Agreement and receive the Whitecap Termination Amount payable from Veren to Whitecap, as consideration for the disposition by Whitecap of its rights under the Business Combination Agreement, in certain circumstances, including in the event that: (i) the Veren Board fails to unanimously recommend that Veren Shareholders vote in favour of the Business Combination and the Business Combination Agreement is terminated by Whitecap; (ii) Veren accepts a Superior Proposal; or (iii) the Business Combination Agreement is terminated because the Veren Shareholders do not approve the Veren Transaction Resolution where prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Veren has been announced, proposed, disclosed, offered or made and, within 12 months following the date of such termination, the Veren Board recommends an Acquisition Proposal, the Veren Board enters into a definitive agreement in respect of any Acquisition Proposal, or Veren consummates any transaction in respect of an Acquisition Proposal.

The information and factors described above and considered by the Whitecap Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Whitecap Board. In view of the wide variety of factors considered in connection with its evaluation of the Business Combination and the complexity of these matters, the Whitecap Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Whitecap Board may have given different weight to different factors.

See “The Business Combination – Recommendation of the Whitecap Board”.

Veren Fairness Opinions

BMO Fairness Opinion

BMO Capital Markets was retained to provide financial advisory services to Veren and the Veren Board in connection with a potential transaction involving Veren. Veren maintains regular contact with BMO Capital Markets regarding a variety of strategic opportunities and financial assessments.

The BMO Fairness Opinion provides an opinion by BMO Capital Markets to the Veren Board to the effect that, as of March 9, 2025, based upon and subject to the assumptions, limitations, and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders.

The full text of the BMO Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the BMO Fairness Opinion, is attached as Appendix E-1 to this Information Circular.

The BMO Fairness Opinion is not a recommendation as to how Veren Shareholders should vote with respect to the Business Combination or any other matter. The BMO Fairness Opinion was one of a number of factors taken into consideration by the Veren Board in making its unanimous determinations that the Business Combination is in the best interests of Veren and is fair to Veren Shareholders and to resolve to recommend that Veren Shareholders vote for the Veren Transaction Resolution.

Pursuant to the terms of its engagement letter, BMO Capital Markets will be paid a fee for its services as financial advisor, a substantial portion of which is contingent on the completion of the Business Combination or certain other events. Veren has also agreed to reimburse BMO Capital Markets for certain out-of-pocket expenses and to indemnify BMO Capital Markets against certain liabilities that may be incurred in connection with its engagement.

In connection with the Business Combination, BMO Capital Markets, or one or more of its affiliates, may provide financing services to Whitecap, for which BMO Capital Markets or such affiliate or affiliates would receive compensation. In addition, in the ordinary course of business and unrelated to the Business Combination, in addition to other previous engagements set out in the BMO Fairness Opinion, BMO Capital Markets, or one or more of its affiliates, is: (i) acting as co-lead arranger, syndication agent and lender on Veren’s current $2.255 billion revolving credit facility; (ii) acting as co-lead arranger and lender on Whitecap’s current $2.0 billion revolving credit facility; (iii) acting as joint bookrunner on Whitecap’s $1.0 billion bond backstop facility; (iv) providing various cash management, commodities and trading product services to Veren; and (v) providing various commodities and trading product services to Whitecap.

The Veren Board urges Veren Shareholders to read the BMO Fairness Opinion in its entirety. This summary of the BMO Fairness Opinion is qualified in its entirety by reference to the full text of the BMO Fairness Opinion as set out in Appendix E-1 to this Information Circular. The BMO Fairness Opinion was provided solely for the exclusive use of the Veren Board (solely in its capacity as such) in connection with the Veren Board’s consideration of the Business Combination and may not be relied upon by any other person or for any other purpose. The BMO Fairness Opinion is not intended to be and does not constitute a recommendation as to how Veren Shareholders should vote in respect of the Veren Transaction Resolution. BMO Capital Markets expresses no view as to, and the BMO Fairness Opinion does not address, any other aspect or implication of the Business Combination or the underlying decision of the Veren Board to effect the Business Combination, the relative merits of the Business Combination as compared to any strategic alternatives that may be available to Veren.

Scotiabank Fairness Opinion

Scotiabank was retained to provide financial advisory services to the Veren Special Committee in connection with a potential transaction involving Whitecap and in connection with potential alternatives available to Veren.

The Scotiabank Fairness Opinion provides an opinion by Scotiabank to the Veren Special Committee to the effect that, as of March 9, 2025, and subject to the assumptions, limitations, and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders.

The full text of the Scotiabank Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Scotiabank Fairness Opinion, is attached as Appendix E-2 to this Information Circular.

The Scotiabank Fairness Opinion is not a recommendation as to how Veren Shareholders should vote with respect to the Business Combination or any other matter. The Scotiabank Fairness Opinion was one of a number of factors taken into consideration by the Veren Special Committee in making its unanimous determinations that the Business Combination is fair to the Veren Shareholders and is in the best interests of Veren, and its unanimous recommendations that the Veren Board: (a) determine that the Business Combination is fair to the Veren Shareholders and is in the best interests of Veren; (b) approve the Business Combination and the Business Combination Agreement and the transactions contemplated therein and the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement; and (c) submit the Business Combination to the Veren Shareholders for approval and recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution.

Pursuant to the terms of its engagement letter, Scotiabank will be paid a fee for its services as financial advisor, including a fixed fee for rendering the Scotiabank Fairness Opinion and fees that are contingent on the completion of the Business Combination or certain other events. The Veren Special Committee has also agreed to reimburse Scotiabank for certain out-of-pocket expenses and to indemnify Scotiabank against certain liabilities that may be incurred in connection with its engagement.

In connection with the Business Combination, Scotiabank, or one or more of its affiliates, may provide financing services to Whitecap and/or Veren, for which Scotiabank or such affiliate or affiliates would receive compensation. In addition, in the ordinary course of business and in connection with the Business Combination, Scotiabank, or one or more of its affiliates, in the past two years has: (i) acted as joint bookrunner on Veren’s $1.0 billion issue of senior notes; (ii) acted as financial advisor to Veren on its $531.6 million disposition of certain upstream assets in Saskatchewan; (iii) acted as strategic advisor to Veren on its $2.55 billion acquisition of Hammerhead Energy Inc.; (iv) acted as strategic advisor to Veren on its $1.7 billion acquisition of certain Montney assets from Spartan Delta Corp.; (v) acted as co-manager on Veren’s $500 million bought deal offering of common shares in connection with the acquisition of Hammerhead Energy Inc.; (vi) acted as co-lead arranger and joint bookrunner on Veren’s revolving credit facility; (vii) provided commodity and foreign exchange spot trading and hedging and cash management services to Veren; (viii) acted as joint bookrunner on Whitecap’s $400 million issue of senior unsecured notes; (ix) acted as joint bookrunner on Whitecap’s $1.0 billion credit facility in connection with the Business Combination; (x) acted as co-lead arranger to Whitecap on its $2.0 billion revolving credit facility, which is expected to be upsized in connection with the Business Combination; and (xi) provided commodity spot trading and hedging services to Whitecap.

The Veren Special Committee and the Veren Board urge Veren Shareholders to read the Scotiabank Fairness Opinion in its entirety. This summary of the Scotiabank Fairness Opinion is qualified in its entirety by reference to the full text of the Scotiabank Fairness Opinion as set out in Appendix E-2 to this Information Circular. The Scotiabank Fairness Opinion was provided solely for the use of the Veren Special Committee (solely in its capacity as such) in connection with the Veren Special Committee’s evaluation of the Business Combination and may not be relied upon by any Veren Shareholders or any other person. The Scotiabank Fairness Opinion is not intended to and does not constitute a recommendation as to how Veren Shareholders should vote in respect of the Veren Transaction Resolution. Scotiabank expresses no view as to, and the Scotiabank Fairness Opinion does not address, any other aspect or implication of the Business Combination or the underlying decision of the Veren Special Committee to recommend to the Veren Board to effect the Business Combination, the relative merits of the Business Combination as compared to any alternative business strategies that might be available for Veren or the effect of any other transaction in which Veren might engage.

NBF Fairness Opinion

National Bank was retained to provide financial advisory services to Whitecap and the Whitecap Board in connection with the Business Combination. As part of this mandate, National Bank was requested to provide the Whitecap Board with its opinion as to the fairness to Whitecap Shareholders, from a financial point of view, of the Exchange Ratio. In connection with this mandate, National Bank has prepared and delivered the NBF Fairness Opinion. The NBF Fairness Opinion states that, as of March 9, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to Whitecap Shareholders.

The full text of the NBF Fairness Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the rendering of such opinion, is attached as Appendix F to this Information Circular and should be read carefully and in its entirety. National Bank provided its opinion solely for the use of the Whitecap Board in connection with its consideration of the Business Combination and the opinion is subject to the limitations and qualifications contained therein. The opinion of National Bank does not constitute a recommendation to any Whitecap Shareholder as to how such Shareholder should vote with respect to the Share Issuance Resolution or any other matter.

Pursuant to the terms of its engagement letter, National Bank is to be paid a fee for its services as financial advisor, including a fee for the NBF Fairness Opinion and fees that are contingent on the completion of the Business Combination or certain other events. Whitecap has also agreed to indemnify National Bank against certain liabilities.

None of National Bank, its affiliates or associates is an insider, associate or affiliate of Whitecap or Veren, or any of their respective associates or affiliates (as such terms are defined in the Securities Act) (collectively, the “Interested Parties”) or a related party of the Interested Parties. National Bank acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, National Bank conducts research on securities and has, in the past, in the ordinary course of its business, provided research reports and investment advice to its clients on investment matters, the Interested Parties and may, in the ordinary course of business provide research reports and investment advice to its clients with respect to the Arrangement.

National Bank’s controlling shareholder, National Bank of Canada (the “Bank”), a Canadian chartered bank, is a lender to Whitecap and Veren and the Bank is expected to be a lender to the Combined Company.

Whitecap Shareholders are urged to read the NBF Fairness Opinion carefully and in its entirety. This summary of the NBF Fairness Opinion is qualified in its entirety by the full text of such opinion.

Recommendation of the Veren Board

At a meeting of the Veren Board held on March 9, 2025, prior to Veren entering into the Business Combination Agreement, the Veren Board considered: (i) the Business Combination on the terms and conditions as provided in the Business Combination Agreement; (ii) the verbal opinion of BMO Capital Markets to the Veren Board to the effect that, as of March 9, 2025, based upon and subject to customary assumptions, limitations and qualifications, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders; and (iii) the unanimous recommendation of the Veren Special Committee (based on, among other things, the verbal opinion of Scotiabank to the Veren Special Committee to the effect that, as of March 9, 2025, based upon and subject to customary assumptions, limitations and qualifications, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders), that the Veren Board approve the Business Combination.

After considering, among other things, the terms of the proposed Business Combination, the BMO Fairness Opinion, that the Veren Special Committee had received the Scotiabank Fairness Opinion, the unanimous recommendation of the Veren Special Committee, the advice from its financial advisors and legal counsel and such other factors as were deemed appropriate, the members of the Veren Board unanimously: (i) determined that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Veren; (ii) determined that the Business Combination is fair to Veren Shareholders; (iii) approved the Business Combination Agreement and the transactions contemplated thereby and the entering into of, and performance of Veren’s obligations set out in, the Business Combination Agreement; and (iv) resolved to recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution (collectively, the “Veren Board Recommendation”).

The Veren Board unanimously recommends that Veren Shareholders vote FOR the Veren Transaction Resolution.

In coming to their respective conclusions and recommendations regarding the Business Combination, the Veren Board and the Veren Special Committee considered, among others, the factors described above under “Reasons for the Business Combination – Veren Board”:

The Veren Board and the Veren Special Committee each realizes that there are risks associated with the Business Combination, including that some of the expected benefits may not be realized or that there may be significant costs associated with realizing such benefits. The Veren Board and the Veren Special Committee each believes that the factors in favour of the Business Combination outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Risk Factors”.

Notwithstanding the recommendation of the Veren Board that Veren Shareholders vote in favour of the Veren Transaction Resolution, Veren Shareholders should make their own decision whether to vote their Veren Shares in favour of the Veren Transaction Resolution and, if appropriate, should consult their own legal, tax, financial or other professional advisors in making that decision.

Recommendation of the Whitecap Board

At a meeting of the Whitecap Board held on March 7, 2025, the Whitecap Board considered: (i) the Business Combination on the terms and conditions as provided in the Business Combination Agreement; and (ii) the verbal opinion of National Bank to the effect that as of such date, and based upon and subject to customary assumptions, limitations and qualifications, the Exchange Ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to Whitecap Shareholders. The Whitecap Board subsequently received the written opinion of National Bank effective prior to Whitecap entering into the Business Combination Agreement to the effect that as of March 9, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Whitecap Shareholders.

After considering the terms of the proposed Business Combination, the NBF Fairness Opinion, and following consultation with Whitecap’s senior management and with Whitecap’s legal, financial, tax and other advisors, the Whitecap Board unanimously: (i) determined that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Whitecap; (ii) determined that the Business Combination is fair to Whitecap Shareholders; (iii) approved the Business Combination Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that Whitecap Shareholders vote in favour of the Share Issuance Resolution (collectively, the “Whitecap Board Recommendation”).

The Whitecap Board unanimously recommends that Whitecap Shareholders vote FOR the Share Issuance Resolution.

In coming to its conclusion and recommendations the Whitecap Board consulted with and received advice from its financial advisors and legal counsel and considered, among others, the factors described above under “Reasons for the Business Combination – Whitecap Board”.

The Whitecap Board realizes that there are risks associated with the Business Combination, including that some of the expected benefits may not be realized or that there may be significant costs associated with realizing such benefits. The Whitecap Board believes that the factors in favour of the Business Combination outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Risk Factors”.

Notwithstanding the recommendation of the Whitecap Board that Whitecap Shareholders vote in favour of the Share Issuance Resolution, Whitecap Shareholders should make their own decision whether to vote their Whitecap Shares in favour of the Share Issuance Resolution and, if appropriate, should consult their own legal, tax, financial or other professional advisors in making that decision.

EFFECT OF THE BUSINESS COMBINATION

General

The Business Combination will result in the acquisition by Whitecap of all of the issued and outstanding Veren Shares in exchange for Whitecap Shares. The Veren Shareholders (excluding Dissenting Shareholders) will receive 1.05 Whitecap Shares in exchange for each Veren Share held.

As at March 26, 2025 there were 611,816,627 Veren Shares and 587,484,497 Whitecap Shares outstanding (in each case, on a non- diluted basis). Upon completion of the Business Combination, assuming: (i) there are no Dissenting Shareholders; (ii) that up to 572,853 Veren Shares are issued prior to the Effective Time upon the settlement of Veren RSAs; and (iii) that no other Veren Shares are issued pursuant to any other outstanding Veren Incentives prior to the Effective Date; there will be up to approximately 1,230,493,451 Whitecap Shares issued and outstanding, of which former Veren Shareholders and current Whitecap Shareholders will own approximately 52% and 48% of the Combined Company, on a non-diluted basis respectively immediately after completion of the Business Combination.

No fractional Whitecap Shares will be issued under the Business Combination. In the event that a Veren Shareholder would otherwise be entitled to a fractional Whitecap Share, the number of Whitecap Shares issued to such Veren Shareholder will be rounded up to the next whole number of Whitecap Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Whitecap Shares if the fractional entitlement is less than 0.5. In calculating fractional interests, all Veren Shares registered in the name of or beneficially held by such Veren Shareholder, or its nominee(s), will be aggregated.

The Plan of Arrangement provides that, subject to Applicable Laws, any certificate or DRS Advice formerly representing Veren Shares not deposited together with all other documents as required by the Plan of Arrangement and the applicable Veren Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the rights to receive certificates representing Whitecap Shares (in the case of former Veren Shareholders) to which such holder is entitled pursuant to the Business Combination, shall terminate and be deemed to be surrendered and forfeited to Whitecap for no consideration, together with all entitlements to dividends, distributions and interest thereon.

Veren Incentives

As at March 26, 2025, there were an aggregate of 2,000,073 Veren DSUs, 2,782,017 Veren ESVAs, 445,407 Veren Options, 3,690,288 Veren PSUs, and 1,119,165 Veren RSAs, outstanding.

In connection with and conditional upon the completion of the Business Combination, in accordance with the applicable Veren Incentive Plan, the Business Combination Agreement and the Plan of Arrangement, immediately prior to, or commencing at, the Effective Time (as the case may be):

(a)	the vesting of the Veren Options will be accelerated and the Veren Options will all be exercised or surrendered in the manner described below;

(b)	the vesting of the Veren Accelerated RSAs and the Veren Accelerated ESVAs will be accelerated and such Veren Accelerated RSAs and Veren Accelerated ESVAs will be settled by Veren with a cash payment;

(c)	the vesting of the Veren Accelerated PSUs will be accelerated based on the vesting multiplier provided for in the Business Combination Agreement and such Veren Accelerated PSUs will be surrendered to Veren in exchange for a cash payment; and

(d)	the Veren DSUs will be settled and redeemed by Veren in cash, provided that the settlement date is no later than on the Effective Date concurrent with each Veren director’s resignation.

Veren Options held by a Veren Optionholder who enters into a Veren Option Exercise or Surrender Agreement with Veren prior to the Effective Time will, conditional upon and effective immediately prior to completion of the Business Combination, be: (i) in the case of Veren ITM Options held by such Veren Optionholder, exercised for Veren Shares or surrendered in exchange for cash or a combination of cash and Veren Shares in accordance with the election of the Veren Optionholder; and (ii) in the case of Veren OTM Options held by such Veren Optionholder, surrendered to Veren in exchange for a nominal cash payment, all in accordance with the terms of the applicable Veren Option Exercise or Surrender Agreement and the Business Combination Agreement. All remaining Veren Options outstanding at the Effective Time will be surrendered and transferred to Veren in exchange for: (i) in the case of Veren ITM Options, a cash payment equal to the in-the-money amount of the Veren Option; or (ii) in the case of Veren OTM Options, no consideration, all in accordance with the Business Combination Agreement and the Plan of Arrangement. Concurrently with the execution of the Business Combination Agreement, (i) certain holders of Veren Options holding not less than 66⅔% of the outstanding Veren Options entered into Veren Option Exercise or Surrender Agreements and/or Veren Support Agreements that evidence their approval and support of the Business Combination, and (ii) certain holders of Veren PSUs holding not less than 66⅔% of the outstanding Veren PSUs entered into Veren Support Agreements that evidence their approval and support of the Business Combination. As at the date hereof, all Veren Optionholders have executed Veren Option Exercise or Surrender Agreements electing to surrender their Veren Options for cash consideration.

Veren RSAs and Veren ESVAs that are not accelerated will continue to be governed by and be subject to the terms and conditions of the Veren RSA Plan and the Veren ESV Plan, respectively, and any applicable award agreement except that: (i) each such Veren RSA and Veren ESVA will be adjusted immediately after the Effective Time to reflect the Exchange Ratio; (ii) the calculation of the amounts payable or deliverable on the settlement of such securities (other than any amount payable or deliverable in respect of dividends paid on Veren Shares prior to the Effective Date or dividends declared on Veren Shares prior to the Effective Date but paid after the Effective Date) will be calculated with reference to Whitecap Shares; (iii) the calculation of the amounts payable or deliverable on such securities in respect of any dividends paid after the Effective Date (other than amounts in respect of dividends declared on Veren Shares prior to the Effective Date but paid after the Effective Date) will be calculated with reference to the dividends paid on Whitecap Shares on or after the Effective Date; and (iv) if the holder of such securities is terminated without cause or resigns with good reason (each for the purposes of the Veren RSA Plan or the Veren ESV Plan) at any time after the Effective Date, the Veren RSAs and Veren ESVAs held by such holder will become vested at such time and will be settled in accordance with the Veren RSA Plan or the Veren ESV Plan, as applicable.

Veren PSUs that are not accelerated will continue to be governed by the terms and conditions of the Veren PSU Plan and any applicable award agreement except that: (i) the number of Additional PSUs that holders are entitled to in respect of Unpaid Dividends on Veren Shares at the Effective Date will be calculated based on the volume weighted average trading price of Veren Shares on the TSX for the five Business Days immediately prior to the Effective Date, and such Additional PSUs will be deemed to be received by holders of Veren PSUs immediately prior to the Effective Time; (ii) each Veren PSU will be adjusted at the Effective Time to reflect the Exchange Ratio; (iii) after the Effective Time, the number of Additional PSUs to be received under the Veren PSU Plan will be calculated by reference to dividends paid on Whitecap Shares; (iv) the calculation of the amounts payable or deliverable upon the settlement of such securities will be calculated with reference to the Whitecap Shares; and (v) such Veren PSUs will vest on the basis of the vesting multiplier provided for in the Business Combination Agreement.

Whitecap Incentives

The Business Combination will not constitute a “change of control” with respect to the Whitecap Incentives. Whitecap Incentives will continue to exist pursuant to the terms of the Whitecap Incentive Plan.

Board and Management

Pursuant to the terms of the Business Combination Agreement, Veren and Whitecap agreed that the Combined Company will be led by Grant Fagerheim, the current President and Chief Executive Officer of Whitecap, and the remainder of the existing Whitecap management team. For additional information regarding Mr. Fagerheim and the existing Whitecap management team, please refer to the Whitecap AGM Circular, which is incorporated by reference in this Information Circular.

The Combined Company Board will consist of eleven members, which will include: (i) Grant Fagerheim, (ii) six other representatives from the current Whitecap Board and (iii) four representatives from the current Veren Board, including Craig Bryksa.

Details of the Business Combination

The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Business Combination Agreement and the Plan of Arrangement set forth in Appendix C and Schedule “A” to Appendix C to this Information Circular, respectively.

Pursuant to the Plan of Arrangement, commencing at the Effective Time, each of the following are deemed to occur consecutively in two-minute intervals in the following order without any further act or formality:

●	Dissenting Shareholders: Veren Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred to, and acquired by, Veren (free and clear of any Encumbrances), and such Dissenting Shareholders shall cease to be the holders of the Veren Shares so transferred and to have any rights as Veren Shareholders other than the right to be paid fair value for such Veren Shares in accordance with the Plan of Arrangement;

●	Settlement of Non-Continuing Veren PSUs: Each Non-Continuing Veren PSU Holder’s Non-Continuing Veren PSUs shall be, and shall be deemed to be, fully and unconditionally vested on the basis of the vesting multiplier provided for in the Business Combination Agreement, and: (i) such Non-Continuing Veren PSUs shall be, and shall be deemed to be, surrendered to Veren by the Non-Continuing Veren PSU Holder in exchange for, subject to the Plan of Arrangement, a cash payment equal to the number of Non-Continuing Veren PSUs multiplied by the Market Price; and (ii) each Non-Continuing Veren PSU shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent any right to any payment from any Person; and

●	Acquisition of Veren Shares by Whitecap: Each Veren Shareholder (other than a Dissenting Shareholder) shall simultaneously transfer, and shall be deemed to transfer, to Whitecap (free and clear of any Encumbrances) all Veren Shares held by such Veren Shareholder, in sole consideration for, subject to the Plan of Arrangement, that number of Whitecap Shares obtained by multiplying the number of Veren Shares so transferred by such Veren Shareholder by the Exchange Ratio.

The foregoing summary of the Plan of Arrangement does not include a description of the settlement of Veren Options because all Veren Optionholders have executed Veren Option Exercise or Surrender Agreements electing to surrender their Veren Options for cash consideration and as such no Veren Options will be outstanding at the Effective Time.

The Business Combination Agreement

General

The Business Combination will be effected pursuant to the Business Combination Agreement and the Plan of Arrangement. The Business Combination Agreement contains covenants, representations and warranties, and conditions precedent of and from each of Veren and Whitecap, both mutual and with respect to Veren and Whitecap individually.

Unless all conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Business Combination will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain provisions of the Business Combination Agreement and is qualified in its entirety by the full text of the Business Combination Agreement, set forth in Appendix C to this Information Circular. Veren Shareholders and Whitecap Shareholders are urged to read the Business Combination Agreement in its entirety.

Financing

Prior to executing the Business Combination Agreement, Whitecap entered into the Debt Commitment Letters. For the complete text of the applicable provisions, see Sections 3.7 and 3.8 of the Business Combination Agreement, which is attached as Appendix C hereto.

Pursuant to the Business Combination Agreement, Whitecap is required to, among other things, take, or cause to be taken, all actions necessary, proper or advisable to maintain the Debt Commitment Letters and the Whitecap Credit Agreement in accordance with their respective terms, and to negotiate and enter into definitive documentation with respect to the Debt Financings, and to satisfy and obtain the waiver of all conditions of funding in the Debt Commitment Letters, subject to the following caveats with respect to the Bridge Commitment Letter:

(a)	Whitecap shall not be required to: (i) negotiate and enter into any definitive documentation with respect to the Bridge Commitment Letter unless and until there occurs a “Ratings Decline” (being a decline in the credit rating attributable to the Veren IG Notes below an “investment grade” rating as a result of a “Change of Control”); or (ii) fund the financing under such Bridge Commitment Letter unless and until there is a “Change of Control Payment Date” (in each case, as such term is defined in the Veren Note Indenture);

(b)	the commitments of the lenders under the Bridge Commitment Letter may be cancelled on the first day after the end of the Downgrade Window;

(c)	if any portion of the financing provided under the Debt Commitment Letters becomes unavailable on the terms and conditions contemplated by such Debt Commitment Letters or the Whitecap Credit Agreement, Whitecap shall use its reasonable best efforts to arrange and obtain alternative financing to complete the financing contemplated under the Debt Commitment Letters on terms that would not be reasonably expected to prevent or materially delay the Business Combination; and

(d)	completion of the Debt Financings is not a condition to any of Whitecap’s obligations under the Business Combination Agreement and Whitecap shall continue to be obligated to consummate the Business Combination pursuant to the Business Combination Agreement as set forth therein, irrespective of whether such financing is obtained.

Veren shall use commercially reasonable efforts to provide and to cause its subsidiaries (and to use commercially reasonable efforts to cause its and their representatives) to provide such customary and timely cooperation to Whitecap as Whitecap may reasonably request in connection with the arrangements by Whitecap to obtain the Debt Financings, provided that such cooperation: (i) does not unreasonably interfere with Veren or its subsidiaries’ ongoing business; (ii) shall not require Veren or its subsidiaries’ to enter into any binding commitment or agreement that becomes effective prior to the Effective Time or which is not conditional upon the completion of the Business Combination, other than certain customary authorization letters; (iii) shall not require the Veren Board nor any of Veren’s subsidiaries’ boards of directors to approve or adopt any financing or contracts related thereto that would take effect prior to, or are not otherwise contingent upon the occurrence of, the Effective Time; (iv) shall not require any employee, officer or director of Veren or any of its subsidiaries to take any action which would result in such person incurring any personal liability with respect to such Debt Financings; and (v) shall include any acts taken under the Business Combination Agreement.

Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties

The Business Combination Agreement contains certain customary representations and warranties of each of Veren and Whitecap subject to the qualifications provided in each such Party’s respective disclosure letter. Aside from the Veren Fundamental Representations and Warranties (as defined below) and Whitecap Fundamental Representations and Warranties (as defined below), all such representations and warranties shall be true and correct in all respects as of the Effective Date except where failing to be so would not constitute a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored), or prevent the completion of the transactions contemplated in the Business Combination Agreement. For the complete text of the applicable provisions, see Article 4, Article 5, Section 6.2, Section 6.3, Schedule “D” and Schedule “E” of the Business Combination Agreement, which is attached as Appendix C hereto.

Certain of the representations and warranties provided by the Parties are not subject to the Material Adverse Effect qualifier noted above. For example:

(a)	Veren’s representations and warranties: (i) with respect to its organization and qualification, authority relative to the Business Combination Agreement, material subsidiaries and joint ventures and ownership of subsidiaries shall be true and correct in all respects as of the Agreement Date and the Effective Date; and (ii) with respect to its capitalization, shall be true and correct in all respects (except for de minimis inaccuracies) as of the Agreement Date and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted under the Business Combination Agreement) as of the Effective Date (collectively, the “Veren Fundamental Representations and Warranties”); and

(b)	Whitecap’s representations and warranties: (i) with respect to its organization and qualification, authority relative to the Business Combination Agreement, material subsidiaries, joint ventures, ownership of subsidiaries and the Debt Commitment Letters, shall be true and correct in all respects as of the Agreement Date and the Effective Date; and (ii) with respect to its capitalization, shall be true and correct in all respects (except for de minimis inaccuracies) as of the Agreement Date and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted under the Business Combination Agreement) as of the Effective Date (collectively, the “Whitecap Fundamental Representations and Warranties”).

In addition, the Parties are subject to certain mutual and individual covenants, including the covenant to, until the earlier of the Effective Time or the termination of the Business Combination Agreement, use all reasonable commercial efforts to maintain and preserve their respective businesses and refrain from taking certain actions outside the ordinary course. For the complete text of the Parties’ mutual and individual covenants, see Article 3 of the Business Combination Agreement.

Conditions Precedent

Mutual Conditions Precedent

The respective obligations of Whitecap and Veren to complete the Business Combination are subject to the satisfaction of the following mutual conditions, which may be waived, where possible, by the mutual consent of Whitecap and Veren, without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to each of Whitecap and Veren, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Whitecap or Veren, each acting reasonably, on appeal or otherwise;

(b)	the Veren Transaction Resolution shall have been approved by Veren Shareholders at the Veren Meeting, in accordance with the Interim Order;

(c)	the Share Issuance Resolution shall have been approved by Whitecap Shareholders at the Whitecap Meeting;

(d)	the Final Order shall have been granted on terms consistent with the Business Combination Agreement, and such order shall not have been set aside or modified in a manner unacceptable to Whitecap or Veren, on appeal or otherwise;

(e)	the TSX shall have conditionally approved the issuance and the listing and posting for trading of the Whitecap Shares to be issued pursuant to the Business Combination subject only to customary conditions reasonably expected to be satisfied;

(f)	the Competition Act Approval shall have been obtained from the Commissioner under the Competition Act, and shall be in full force and effect;

(g)	no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination; and

(h)	the aggregate number of Veren Shares held, directly or indirectly, by the Veren Shareholders who have properly exercised and not withdrawn Dissent Rights in connection with the Business Combination shall not exceed 8% of the outstanding Veren Shares at the Effective Time.

For the complete text of the applicable provisions, see Section 6.1 of the Business Combination Agreement, which is attached as Appendix C hereto.

Conditions to the Obligations of Whitecap

In addition to the mutual conditions noted above, the following conditions in favour of Whitecap must be satisfied or waived by it on or before the Effective Date:

(a)	Veren shall have fulfilled and complied in all material respects with its covenants in the Business Combination Agreement to be performed, fulfilled or complied with on or before the Effective Time, and shall have provided an officers’ certificate to Whitecap certifying compliance with such covenants dated the Effective Date;

(b)	the Veren Fundamental Representations and Warranties shall be true and correct in all respects (with respect to its capitalization, except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted thereunder) as of the dates specified with respect to such representations and warranties in the Business Combination Agreement and in this Information Circular. See “Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties”. All of Veren’s other representations and warranties shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures to be true and correct would not have, or would not reasonably be expected to have, a Material Adverse Effect on Veren or prevent the completion of the transactions contemplated in the Business Combination Agreement (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored), and Veren shall have provided an officers’ certificate to Whitecap certifying such accuracy; and

(c)	between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Veren.

The foregoing conditions are for the exclusive benefit of Whitecap and may be asserted by Whitecap regardless of the circumstances or may be waived by Whitecap in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Whitecap may have, including the right of Whitecap to rely on any other of such conditions.

For the complete text of the applicable provisions, see Section 6.2 of the Business Combination Agreement, which is attached as Appendix C hereto.

Conditions to the Obligations of Veren

In addition to the mutual conditions noted above, the following conditions must by satisfied or waived by Veren on or before the Effective Date:

(a)	Whitecap shall have fulfilled and complied in all material respects with its covenants in the Business Combination Agreement to be performed, fulfilled or complied with on or before the Effective Time, and shall have provided an officers’ certificate to Whitecap certifying compliance with such covenants dated the Effective Date;

(b)	the Whitecap Fundamental Representations and Warranties shall be true and correct in all respects (with respect to its capitalization, except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted thereunder) as of the dates specified with respect to such representations and warranties in the Business Combination Agreement and in this Information Circular. See “Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties”. All of Whitecap’s other representations and warranties shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures to be true and correct would not have, or would not reasonably be expected to have, a Material Adverse Effect on Whitecap or prevent the completion of the transactions contemplated in the Business Combination Agreement (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored), and Whitecap shall have provided an officers’ certificate to Veren certifying such accuracy;

(c)	as of the Effective Date: (i) each of the Veren Credit Agreements shall either be repaid in full or cancelled by Whitecap; and (ii) if any of the Veren IG Notes have been downgraded below BBB (low) by DBRS, Whitecap shall have immediately available funds or one or more credit facilities having terms and conditions acceptable to Veren, acting reasonably, with immediately available funds, that, alone or together, would enable Veren or Whitecap (as its successor), as applicable, to purchase all of the Veren IG Notes as required under the Veren Note Indenture;

(d)	between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Whitecap; and

(e)	on the Effective Date, the Whitecap Board shall consist of eleven members, which shall include: (i) Grant Fagerheim of Whitecap; (ii) six additional members from the Whitecap Board as designated by Whitecap (after consultation with Veren); (iii) Craig Bryksa of Veren; and (iv) three members selected by Whitecap from the members of the Veren Board referred to in the Veren Disclosure Letter.

The foregoing conditions are for the exclusive benefit of Veren and may be asserted by Veren regardless of the circumstances or may be waived by Veren in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Veren may have, including the right of Veren to rely on any other of such conditions.

For the complete text of the applicable provisions, see Section 6.3 of the Business Combination Agreement, which is attached as Appendix C hereto.

Covenants of the Parties Regarding Non-Solicitation; Right to Accept a Superior Proposal

Non-Solicitation

Under the Business Combination Agreement, each Party has agreed that it and its respective subsidiaries and representatives, as applicable, shall immediately cease and cause to be terminated all existing solicitations initiated before the Agreement Date with respect to any Acquisition Proposal made, or reasonably expected to be made, by any third party. From the Agreement Date until the termination of the Business Combination Agreement in accordance with the terms thereof, each Party has agreed to immediately discontinue providing access to and disclosure of any of its confidential information, and not allow or establish further access to any of its confidential information, to any such persons that have entered a confidentiality agreement with respect to any such Acquisition Proposal, to promptly request the return of all information provided to any third parties that have entered into a confidentiality agreement, and to not release, waive or terminate any rights or benefits under any such confidentiality agreements (the “Confidentiality Obligations”). Additionally, the Parties have agreed that neither Party shall solicit, assist, initiate, knowingly facilitate, or participate in discussions with respect to any agreements or understandings that may lead to an Acquisition Proposal. The Parties are further restricted from withdrawing, amending, modifying or qualifying, or proposing to withdraw, amend, modify or qualify, the Veren Board Recommendation (or any related recommendation by any committee of the Veren Board) or the Whitecap Board Recommendation (or any related recommendation by any committee of the Whitecap Board), as applicable, in a manner adverse to the Other Party and from making any public announcements or take any other action inconsistent with such board recommendations (the “Non-Solicitation Obligations”). For the complete text of the applicable provisions, see Section 7.1 of the Business Combination Agreement, which is attached as Appendix C hereto.

Right to Accept a Superior Proposal

Notwithstanding the Confidentiality Obligations and the Non-Solicitation Obligations, each Party may, at any time prior to obtaining the approval of the Veren Shareholders of the Veren Transaction Resolution (in the case of Veren) or at any time prior to obtaining the approval of the Whitecap Shareholders of the Share Issuance Resolution (in the case of Whitecap), enter into, or participate in, any discussions or negotiations with an arm’s length third party who makes an unsolicited written bona fide Acquisition Proposal, provided that: (i) such Acquisition Proposal did not arise from a breach of the Confidentiality Obligations or the Non-Solicitation Obligations; (ii) the board of directors of the Party receiving the Acquisition Proposal determines, in good faith and after consultation with external advisors, that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal; (iii) prior to furnishing any information to or entering into or participating in any such negotiations or initiating any discussions with such third party, the Party receiving the Acquisition Proposal promptly provides written notice of such Acquisition Proposal to the Other Party and provides to such Other Party the confidentiality and standstill agreement entered into with respect to such proposal; and (iv) the Party receiving the Acquisition Proposal has been, and would be after entering into discussions or negotiations relating to such an Acquisition Proposal, in compliance with its covenants under the Business Combination Agreement with respect to the Non- Solicitation Obligations. For the complete text of the applicable provisions, see Section 7.1 of the Business Combination Agreement, which is attached as Appendix C hereto.

The Parties may withdraw their respective board recommendations (or any committee of each respective board) and accept, recommend, approve or enter into an agreement to implement a Superior Proposal at any time:

(a)	in the case of Veren, prior to the Veren Transaction Resolution being approved, if the Veren Board concludes in good faith, after considering any proposals to adjust the terms and conditions of the Business Combination Agreement and the advice of its advisors, that such Superior Proposal is in the best interests of Veren and that accepting such Superior Proposal is necessary in order for the Veren Board to act in a manner consistent with its fiduciary obligations under Applicable Law; and

(b)	in the case of Whitecap, prior to the Share Issuance Resolution being approved, if the Whitecap Board concludes in good faith, after considering any proposals to adjust the terms and conditions of the Business Combination Agreement and the advice of its advisors, that such Superior Proposal is in the best interests of Whitecap and that accepting such Superior Proposal is necessary in order for the Whitecap Board to act in a manner consistent with its fiduciary obligations under Applicable Law, in either case, provided that each such Party complies with its obligations under the Business Combination Agreement to provide oral and written notice of such Superior Proposal, and the details of such proposal, to the Other Party and to allow the Other Party the opportunity to match such Superior Proposal. In the event that the Other Party does not match such Superior Proposal and such Superior Proposal is accepted, the Party that accepted such Superior Proposal shall also terminate the Business Combination Agreement in accordance with its terms and shall pay either the Veren Termination Amount or the Whitecap Termination Amount, as applicable.

If either Party has received an Acquisition Proposal, or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to such Party, such Party shall promptly (and in any event within 24 hours of receipt) notify the Other Party, first orally and then in writing, of any such Acquisition Proposal (or any amendment thereof). Such notice shall include a copy of the written Acquisition Proposal (or the request for non-public information) or, if no written documentation has been received, a description of the material terms and conditions of the Acquisition Proposal (or the request for non-public information) and the identity of the person making such Acquisition Proposal or request. The Party receiving such Acquisition Proposal or request shall provide further information as reasonably requested by the Other Party, and shall keep the Other Party informed of the status of such matters, including through the provision of all material correspondence with respect to such matters.

If either Party receives a Superior Proposal, such Party shall give the Other Party at least five Business Days advance notice, orally and in writing, of any decision by the board of directors of such Party to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall:

(a)	confirm that such board of directors has determined that the Acquisition Proposal constitutes a Superior Proposal;

(b)	identify the third party making the Superior Proposal;

(c)	if an agreement will be entered into to implement such Superior Proposal, confirm that the entering into of such agreement is not subject to financing, due diligence or access conditions; and

(d)	if an agreement will be entered into to implement such Superior Proposal, confirm that such agreement has been settled in all material respects and that a true and complete copy thereof, together with all supporting materials will be provided to the Other Party concurrently.

During the five Business Days following the delivery of such notice (the “Matching Period”), the Party receiving the Superior Proposal shall not implement such Superior Proposal or publicly propose to modify the Veren Board Recommendation or the Whitecap Board Recommendation, as applicable. During the Matching Period, the Party that did not receive the Superior Proposal shall have the opportunity but not the obligation to offer to amend the Business Combination Agreement and the Business Combination in order for the Acquisition Proposal to cease to be a Superior Proposal. In addition, during the Matching Period, or such longer period as the Party receiving the Superior Proposal may approve in writing for such purpose, the board of directors of the Party receiving the Superior Proposal shall review any such offer in good faith to determine whether the Superior Proposal would no longer be a Superior Proposal after such amendment and shall cooperate and negotiate in good faith to amend the Business Combination Agreement and the Business Combination as contemplated in such offer. If the Superior Proposal would cease to be a Superior Proposal following such amendment, the Party that received the Superior Proposal shall promptly advise the Other Party and the Parties shall amend the Business Combination Agreement to reflect the offer received. The Superior Proposal shall thereafter not be accepted, however the Parties acknowledge that each successive material modification to any Superior Proposal that results in an increase in the consideration paid (or the value thereof) to be received under such Superior Proposal shall constitute a new Superior Proposal and shall initiate a new Matching Period.

If any Acquisition Proposal is received by either of the Parties that does not constitute a Superior Proposal, the board of directors of the Party that received such Acquisition Proposal shall promptly, but in any event within 24 hours of such determination, reaffirm either the Veren Board Recommendation or the Whitecap Board Recommendation, as applicable, by news release.

Termination Amounts

Veren Termination Amount

Whitecap shall pay to Veren the Veren Termination Amount in the event that any of the following occurs:

(a)	the Whitecap Board (or any committee thereof): (i) fails to make the Whitecap Board Recommendation as required under the Business Combination Agreement; (ii) changes, withdraws, withholds, modifies or qualifies, or publicly proposes to take any such action, with respect to the Whitecap Board Recommendation in a manner adverse to Veren, including by taking a neutral position or no position with respect of a publicly announced Acquisition Proposal within the timeframe that it is required to respond to such Acquisition Proposal under the Business Combination Agreement; (iii) fails to publicly reaffirm the Whitecap Board Recommendation in a manner and time period required under the Business Combination Agreement; or (iv) resolves to do any of the foregoing, and Veren terminates the Business Combination Agreement as a result of such occurrence;

(b)	Whitecap breaches any of its Non-Solicitation Obligations in any material respect and Veren terminates the Business Combination Agreement as a result of such occurrence;

(c)	the Whitecap Board (or any committee thereof) accepts or fails to unequivocally recommend against an Acquisition Proposal and Veren terminates the Business Combination Agreement as a result of such occurrence;

(d)	the Business Combination Agreement is terminated by either Party where Whitecap Shareholders fail to approve the Share Issuance Resolution at the Whitecap Meeting, and prior to such termination an Acquisition Proposal for Whitecap (or an intention to make an Acquisition Proposal) has been publicly announced, proposed, disclosed, offered or made by any Person other than Veren or its affiliates, and within twelve months following such termination: (i) the Whitecap Board recommends any Acquisition Proposal which is consummated at any time thereafter; (ii) Whitecap enters into a binding agreement with respect to an Acquisition Proposal which is consummated at any time thereafter; or (iii) an Acquisition Proposal is consummated with Whitecap; or

(e)	Whitecap enters into a definitive agreement with respect to a Superior Proposal pursuant to its right to accept a Superior Proposal under the Business Combination Agreement and terminates the Business Combination Agreement as a result thereof.

(each, a “Veren Disposition Event”).

Whitecap shall only be obligated to pay one Veren Termination Amount pursuant to the Business Combination Agreement, and shall pay all such amounts in accordance with the requirements set out in the Business Combination Agreement. For the complete text of the applicable provisions, see Section 7.3 of the Business Combination Agreement, which is attached as Appendix C hereto.

Whitecap Termination Amount

Veren shall pay to Whitecap the Whitecap Termination Amount in the event that any of the following occurs:

(a)	the Veren Board (or any committee thereof): (i) fails to make the Veren Board Recommendation as required under the Business Combination Agreement; (ii) changes, withdraws, withholds, modifies or qualifies, or publicly proposes to take any such action, with respect to the Veren Board Recommendation in a manner adverse to Whitecap, including by taking a neutral position or no position with respect of a publicly announced Acquisition Proposal within the timeframe that it is required to respond to such Acquisition Proposal under the Business Combination Agreement; (iii) fails to publicly reaffirm the Veren Board Recommendation in a manner and time period required under the Business Combination Agreement; or (iv) resolves to do any of the foregoing, and Whitecap terminates the Business Combination Agreement as a result of such occurrence;

(b)	Veren breaches any of its Non-Solicitation Obligations in any material respect and Whitecap terminates the Business Combination Agreement as a result of such occurrence;

(c)	the Veren Board (or any committee thereof) accepts or fails to unequivocally recommend against an Acquisition Proposal and Whitecap terminates the Business Combination Agreement as a result of such occurrence;

(d)	the Business Combination Agreement is terminated by either Party where Veren Shareholders fail to approve the Veren Transaction Resolution at the Veren Meeting in accordance with the Interim Order, and prior to such termination an Acquisition Proposal for Veren (or an intention to make an Acquisition Proposal) has been publicly announced, proposed, disclosed, offered or made by any Person other than Whitecap or its affiliates, and within twelve months following such termination: (i) the Veren Board recommends any Acquisition Proposal which is consummated at any time thereafter; (ii) Veren enters into a binding agreement with respect to an Acquisition Proposal which is consummated at any time thereafter; or (iii) an Acquisition Proposal is consummated with Veren; or

(e)	Veren enters into a definitive agreement with respect to a Superior Proposal pursuant to its right to accept a Superior Proposal under the Business Combination Agreement and terminates the Business Combination Agreement as a result thereof,

(each, a “Whitecap Disposition Event”).

Veren shall only be obligated to pay one Whitecap Termination Amount pursuant to the Business Combination Agreement, and shall pay all such amounts in accordance with the requirements set out in the Business Combination Agreement. For the complete text of the applicable provisions, see Section 7.2 of the Business Combination Agreement, which is attached as Appendix C hereto.

Termination

Whitecap and Veren have agreed that the Business Combination Agreement may be terminated at any time prior to the Effective Date by mutual written agreement between the Parties. The Business Combination Agreement may also be terminated by either Party:

(a)	Veren Shareholders fail to approve the Veren Transaction Resolution at the Veren Meeting in accordance with the Interim Order or Whitecap Shareholders fail to approve the Share Issuance Resolution at the Whitecap Meeting;

(b)	a change of Law is enacted, made, enforced or amended that makes the consummation of the Business Combination illegal or otherwise prohibits the Parties from completing the Business Combination, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate the Business Combination Agreement due to such change has used reasonable commercial efforts, as applicable, to appeal or overturn the Law or otherwise have it lifted or rendered non-applicable in respect of the Business Combination, and the change of Law was not primarily due to the failure of such Party to perform its covenants or agreements under the Business Combination Agreement;

(c)	the Effective Time has not occurred on or prior to the Outside Date, except that a Party shall not be entitled to terminate the Business Combination Agreement if the Effective Time did not occur by such date due to the failure of such Party to fulfill any of its obligations under the Business Combination Agreement; and

(d)	the conditions precedent existing for the benefit of the Party seeking to terminate the Business Combination Agreement have not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date; provided that the Party seeking termination is in compliance with its obligations as provided in Section 6.4(b) of the Business Combination Agreement (Notice and Cure Provisions), if applicable, and on the condition that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of the Business Combination Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Business Combination Agreement.

In addition to the foregoing, Veren shall have the right to terminate the Business Combination Agreement in the event that: (i) a Veren Disposition Event occurs; or (ii) Veren enters into, or the Veren Board authorizes Veren to enter into, a definitive agreement with respect to a Superior Proposal prior to the approval of the Veren Transaction Resolution and in compliance with its obligations under the Business Combination Agreement, provided that Veren has paid the applicable Whitecap Termination Amount to Whitecap. Whitecap shall have the right to terminate the Business Combination Agreement in the event that: (i) a Whitecap Disposition Event occurs; or (ii) Whitecap enters into, or the Whitecap Board authorizes Whitecap to enter into, a definitive agreement with respect to a Superior Proposal prior to the approval of the Share Issuance Resolution and in compliance with its obligations under the Business Combination Agreement, provided that Whitecap has paid the applicable Veren Termination Amount to Veren. For the complete text of the applicable provisions, see Section 9.1 of the Business Combination Agreement, which is attached as Appendix C hereto.

Under the Business Combination Agreement, the Parties acknowledge and agree that the payment of the respective termination amounts noted above are payments in consideration for the disposition of the Other Party’s rights under the Business Combination Agreement and that such amounts are genuine pre-estimates of the damages that Veren or Whitecap, as applicable, would suffer or incur as a result of the termination of the Business Combination Agreement. Such amounts are the sole monetary remedies available to Veren and Whitecap, as applicable, in such circumstances except in the event of fraud or wilful or intentional breach of the Business Combination Agreement. In circumstances where either the Veren Termination Amount or the Whitecap Termination Amount are not payable, Veren or Whitecap, as applicable, shall not be precluded from pursuing an action against the Other Party for damages or from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the Business Combination Agreement. For the complete text of the applicable provisions, see Sections 7.4, 9.1 and 11.8 of the Business Combination Agreement, which is attached as Appendix C hereto.

Support Agreements

Veren Support Agreements

On March 9, 2025, each of the Supporting Veren Shareholders, who collectively hold approximately 0.75% of the issued and outstanding Veren Shares, entered into a support agreement with Whitecap pursuant to which such Supporting Veren Shareholder has agreed, among other things, to vote, or cause to be voted, all of the Veren Shares beneficially owned, controlled or directed or subsequently acquired by such Supporting Veren Shareholder: (i) for and in favour of the Veren Transaction Resolution (and in favour of any actions or resolutions required in furtherance of completing the Business Combination) and to provide evidence thereof to Whitecap within five days prior to the Veren Meeting; and (ii) against any resolution or transaction which would in any manner frustrate, prevent, delay or nullify the Business Combination or any of the other transactions contemplated by the Business Combination Agreement. Additionally, each Supporting Veren Shareholder has agreed to a number of negative covenants in furtherance of the consummation of the Business Combination, and otherwise support the Business Combination.

Each of the Veren Support Agreements shall terminate on the earliest of: (i) the Effective Time; (ii) the date on which the Support Agreement is terminated by the mutual written agreement of the parties thereto; (iii) the close of business on the date of the Veren Meeting at which a vote of Veren Shareholders in respect of the Veren Transaction Resolution is taken and is not approved; (iv) the close of business on the date of the Whitecap Meeting at which a vote of Whitecap Shareholders in respect of the Share Issuance Resolution is taken and not approved; or (v) the date on which the Business Combination Agreement is terminated in accordance with its terms.

Whitecap Support Agreements

On March 9, 2025, each of the Supporting Whitecap Shareholders, who, as at March 26, 2025, collectively hold approximately 1.41% of the issued and outstanding Whitecap Shares, entered into a support agreement with Veren pursuant to which such Supporting Whitecap Shareholder has agreed, among other things, to vote, or cause to be voted, all of the Whitecap Shares beneficially owned, controlled or directed or subsequently acquired by such Supporting Whitecap Shareholder: (i) for and in favour of the Share Issuance Resolution (and in favour of any actions or resolutions required in furtherance of completing the Business Combination) and to provide evidence thereof to Veren within five days prior to the Whitecap Meeting; and (ii) against any resolution or transaction which would in any manner frustrate, prevent, delay or nullify the Business Combination or any of the other transactions contemplated by the Business Combination Agreement. Additionally, each Supporting Whitecap Shareholder has agreed to a number of negative covenants in furtherance of the consummation of the Business Combination, and otherwise support the Business Combination.

Each of the Whitecap Support Agreements shall terminate on the earliest of: (i) the Effective Time; (ii) the date on which the Support Agreement is terminated by the mutual written agreement of the parties thereto; (iii) the close of business on the date of the Veren Meeting at which a vote of Veren Shareholders in respect of the Veren Transaction Resolution is taken and is not approved; (iv) the close of business on the date of the Whitecap Meeting at which a vote of Whitecap Shareholders in respect of the Share Issuance Resolution is taken and not approved; or (v) the date on which the Business Combination Agreement is terminated in accordance with its terms.

PROCEDURE FOR THE BUSINESS COMBINATION TO BECOME EFFECTIVE

Procedural Steps

The Business Combination is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken in order for the Business Combination to become effective:

(a)	the Veren Transaction Resolution must be approved by not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting, in the manner set forth in the Interim Order;

(b)	the Share Issuance Resolution must be approved by a simple majority of the votes cast by Whitecap Shareholders present in person (virtually) or represented by proxy at the Whitecap Meeting;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	the TSX must have conditionally approved the listing of the Whitecap Shares to be issued pursuant to the Business Combination;

(e)	all other conditions precedent to the Business Combination, as set forth in the Business Combination Agreement, including receipt of the Key Regulatory Approval, must be satisfied or waived by the appropriate Party; and

(f)	the Articles of Arrangement must be filed with the Registrar and the Registrar must have issued the Certificate.

There is no assurance that the conditions set out in the Business Combination Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Business Combination Agreement being satisfied or waived, Veren intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Business Combination.

Shareholder Approvals

Veren Transaction Resolution

Pursuant to the Interim Order, the Veren Transaction Resolution must, subject to further order of the Court, be approved by not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting. If the Veren Transaction Resolution is not approved by Veren Shareholders, the Business Combination cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy FOR the Veren Transaction Resolution set forth in Appendix A to this Information Circular.

Notwithstanding the foregoing, the Veren Transaction Resolution proposed for consideration by Veren Shareholders authorizes the Veren Board, without further notice to or approval of Veren Shareholders, to the extent permitted by the Business Combination Agreement and the Interim Order, to amend the Business Combination Agreement or the Plan of Arrangement and to not proceed with the Business Combination. See Appendix A to this Information Circular for the full text of the Veren Transaction Resolution.

Share Issuance Resolution

In accordance with the applicable rules of the TSX, the Share Issuance Resolution must be approved by a simple majority of the votes cast by Whitecap Shareholders present in person (virtually) or represented by proxy at the Whitecap Meeting. If the Share Issuance Resolution is not approved by Whitecap Shareholders, the Business Combination cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy FOR the Share Issuance Resolution set forth in Appendix B to this Information Circular.

Notwithstanding the foregoing, the Share Issuance Resolution proposed for consideration by Whitecap Shareholders authorizes the Whitecap Board, without further notice to or approval of Whitecap Shareholders, to the extent permitted by the Business Combination Agreement or the Plan of Arrangement, to amend the Business Combination Agreement or the Plan of Arrangement and to not proceed with the Business Combination.

Court Approval

Interim Order

On March 28, 2025, Veren obtained the Interim Order providing for the calling and holding of the Veren Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix D to this Information Circular.

Final Order

The ABCA provides that the Arrangement requires final Court approval. Subject to the terms of the Business Combination Agreement and the satisfaction or waiver of the conditions therein, if the Veren Transaction Resolution is approved at the Veren Meeting and the Share Issuance Resolution is approved at the Whitecap Meeting, Veren will make an application to the Court for the Final Order at the Alberta Court of King’s Bench at the Calgary Courts Centre, 601 5th Street SW, Calgary, Alberta, Canada, or via videoconference, on May 8, 2025 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Information Circular. At the application, the Court will be requested to consider the substantive and procedural fairness of the terms and conditions of the Arrangement.

Any Veren Shareholder, or other interested party desiring to support or oppose the application with respect to the Arrangement, may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Veren on or before 5:00 p.m. (Calgary time) on May 1, 2025, a Notice of Intention to Appear setting out their address for service and indicating whether they intend to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Veren is required to be effected by service upon the solicitors for Veren: Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary Alberta T2P 4H2 Canada, Attention: Steven Leitl.

The Whitecap Shares issuable to Veren Shareholders in exchange for their Veren Shares pursuant to the Business Combination have not been and will not be registered under the U.S. Securities Act or any state securities laws, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof and exemptions under applicable state securities laws. Prior to the hearing on the Final Order, the Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirement of the U.S. Securities Act, pursuant to section 3(a)(10) thereof, with respect to the issuance of the Whitecap Shares issuable to Veren Shareholders pursuant to the Business Combination.

Veren has been advised by its counsel, NRF, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness of the Arrangement, both from a substantive and procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

Any amendment to the Plan of Arrangement required by the Court pursuant to the Final Order must be acceptable to Veren and Whitecap, each acting reasonably.

Regulatory and TSX Approvals

The Business Combination Agreement provides that receipt of the Key Regulatory Approval and receipt of conditional approval of the TSX for listing of the Whitecap Shares to be issued pursuant to the Business Combination are conditions precedent to the Business Combination becoming effective. See “Effect of the Business Combination – The Business Combination Agreement – Conditions Precedent”.

Competition Act Approval

Part IX of the Competition Act requires that the parties to certain classes of transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act (a “Notifiable Transaction”) each provide the Commissioner with prescribed information pursuant to Part IX of the Competition Act (“Notifications”) in respect of such transaction. Subject to certain exemptions, a Notifiable Transaction may not be completed until the parties to the transaction have filed Notifications and the applicable waiting period under Section 123 of the Competition Act has expired or has been terminated by the Commissioner, or the Commissioner has waived the parties’ obligation to provide Notifications pursuant to Section 113(c) of the Competition Act. Where Notifications are made, the waiting period is 30 calendar days after the day on which the parties to the transaction have each submitted their respective Notifications, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to his assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”). If the Commissioner provides the parties with a Supplementary Information Request, the waiting period is extended until 30 calendar days after compliance with such Supplementary Information Request, at which time the parties are entitled to complete the transaction provided that there is no order in effect prohibiting completion at the relevant time.

Alternatively, or in addition to filing Notifications, parties to a Notifiable Transaction may apply to the Commissioner for an ARC under subsection 102(1) of the Competition Act in respect of the transaction or in the alternative a No Action Letter. Transactions for which an ARC has been issued are exempt from the notification requirements of Part IX of the Competition Act. Parties who apply for an ARC and do not also file Notifications will typically also request alternatively in their application a No Action Letter and a waiver of the obligation to notify the transaction pursuant to Section 113(c) of the Competition Act.

The Commissioner may, upon application by the parties to a Notifiable Transaction, issue an ARC where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal (the “Tribunal”) for an order under section 92 of the Competition Act. If the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Tribunal under section 92 of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where the Commissioner declines to issue an ARC he may instead issue a No Action Letter, confirming that he does not, at that time, intend to make an application under section 92 of the Competition Act.

Whether or not a transaction is a Notifiable Transaction, the Commissioner may apply to the Tribunal for a remedial order under Section 92 of the Competition Act at any time before the transaction has been completed or, if completed, for up to one year after it has been substantially completed, if the Commissioner is of the view that the transaction prevents or lessens, or is likely to prevent or lessen competition substantially, provided that, subject to certain exceptions, the Commissioner has not issued an ARC in respect of the transaction.

The Commissioner may also apply to the Tribunal under sections 100 and 104 of the Competition Act for an injunction to delay closing of the transaction pending the Tribunal’s determination of the Commissioner’s application for a remedial order. On application by the Commissioner under section 92 of the Competition Act, the Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Tribunal may order a person to take any other action.

The Business Combination is a Notifiable Transaction for the purposes of Part IX of the Competition Act. Completion of the Business Combination is subject to the condition that either: (a) the Commissioner shall have issued an ARC; or (b) both (i) either waiting period has expired or been terminated by the Commissioner under sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under section 113(c) thereof, and (ii) unless waived by the Parties, such waiver not to be unreasonably withheld or delayed, the Commissioner shall have issued a No Action Letter, on terms and conditions satisfactory to Whitecap and Veren, each acting reasonably.

Veren and Whitecap applied for an ARC on March 13, 2025, receipt of which was acknowledged by the Commissioner on March 14, 2025, requesting that the Commissioner issue an ARC or, alternatively, a No Action Letter and a waiver of the obligation to notify pursuant to section 113(c) of the Competition Act in respect of the Business Combination.

Under the Business Combination Agreement, the Parties agreed to use their commercially reasonable efforts to obtain the Key Regulatory Approval as soon as practicable, but in any event no later than three Business Days prior to the Outside Date.

Stock Exchange Listings

Veren is a reporting issuer under the securities laws of each province of Canada. The Veren Shares are listed and posted for trading on the TSX and NYSE under the symbol “VRN”.

On March 7, 2025, the last trading day on which the Veren Shares traded prior to the announcement of the Business Combination, the closing price of the Veren Shares on the TSX was $7.06 and on the NYSE was US$4.91. On March 26, 2025, the closing price of the Veren Shares on the TSX was $9.68 and on the NYSE was US$6.78.

Whitecap is a reporting issuer under the securities laws of each province of Canada. The Whitecap Shares are listed and posted for trading on the TSX under the symbol “WCP”. It is anticipated that following the completion of the Business Combination, the Whitecap Shares will continue to trade on the TSX.

If the Business Combination is completed, the Combined Company will be required to file reports with the SEC as a successor registrant to Veren. However, following completion of the Business Combination, the Combined Company may determine to continue or terminate its duty to file reports with the SEC. If the Combined Company terminates its SEC filing obligations, the Combined Company will cease filing reports with the SEC. Alternatively, if the Combined Company does not terminate its duty to file reports with the SEC, the Combined Company will file reports with the SEC and will be subject to SEC rules applicable to SEC registrants, and will also be subject to corporate governance and other applicable rules of the NYSE or any stock exchange on which its shares are or become listed.

On March 7, 2025, the last trading day on which the Whitecap Shares traded prior to announcement of the Business Combination, the closing price of the Whitecap Shares on the TSX was $9.35. On March 26, 2025, the closing price of the Whitecap Shares on the TSX was $9.51.

Following completion of the Business Combination, it is anticipated that the Veren Shares will be delisted from the TSX and NYSE and Veren will be deregistered under the U.S. Exchange Act, and Veren will generally not be required to file reports with the Canadian Securities Regulators or the SEC. The Combined Company’s common shares will initially be listed only on the TSX, unless or until the Combined Company determines to seek an additional listing on the NYSE or any other stock exchange. Any such determination will be in the Combined Company’s sole discretion and no assurance can be given that the Combined Company will seek any such additional listing.

For information with respect to the trading history of the Whitecap Shares and the Veren Shares, see “Information Concerning Whitecap Resources Inc. – Market for Securities” and “Information Concerning Veren Inc. – Market for Securities”, in Appendix I and Appendix H to this Information Circular, respectively.

It is a condition to the completion of the Business Combination that the TSX shall have conditionally approved the listing of the Whitecap Shares to be issued to Veren Shareholders pursuant to the Business Combination.

Securities Law Matters

Canada

General

The Whitecap Shares to be issued to Veren Shareholders pursuant to the Business Combination, will be issued in reliance on exemptions from the prospectus requirements of Applicable Canadian Securities Laws, will generally be “freely tradable” and the resale of such Whitecap Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under Applicable Canadian Securities Laws if the following conditions are met: (i) the trade is not a control distribution (as defined in Applicable Canadian Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Whitecap, the selling shareholder has no reasonable grounds to believe that Whitecap is in default of securities legislation. Veren Shareholders are urged to consult their legal advisors to determine the applicability to them of the resale restrictions prescribed by Applicable Canadian Securities Laws.

MI 61-101

Each of Veren and Whitecap is subject to the provisions of MI 61-101. MI 61-101 governs transactions that raise the potential for conflicts of interest, including insider bids, issuer bids, business combinations and related party transactions, to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

As described in this Information Circular, all Veren Shares will be exchanged for Whitecap Shares under the terms of the Plan of Arrangement. Unless certain exceptions apply, the Business Combination would be considered a “business combination” in respect of Veren pursuant to MI 61-101 since the interest of a holder of a Veren Share (being an “equity security” of Veren within the meaning of MI 61-101) may be terminated without the holder’s consent. Accordingly, unless no related party of Veren is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with the Business Combination, the transaction would be considered a “business combination” and subject to minority approval requirements at the Veren Meeting.

If “minority approval” is required, MI 61-101 would require that, in addition to the approval of the Veren Transaction Resolution by not less than 66⅔% of the votes cast by Veren Shareholders, present in person (virtually) or represented by proxy at the Veren Meeting, the Business Combination would also require the approval of a simple majority of the votes cast by Veren Shareholders, excluding votes cast in respect of Veren Shares held by “related parties” who receive a “collateral benefit” (as such terms are defined in MI 61-101) as a consequence of the transaction.

A collateral benefit includes any benefit that a related party of Veren (which includes the directors and senior officers of Veren) is entitled to receive, directly or indirectly, as a consequence of the Business Combination, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Veren; however, such a benefit will not constitute a collateral benefit provided that certain conditions are satisfied. Under MI 61-101, a benefit received by a related party of Veren is not considered to be a collateral benefit if the benefit is: (a) a payment or distribution per Veren Share that is identical in amount and form to the entitlement of other Veren Shareholders; or (b) received solely in connection with the related party’s services as an employee, director or consultant of Veren or of an affiliated entity of Veren, and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished pursuant to the Business Combination; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Business Combination in any manner; (iii) full particulars of the benefit are disclosed in this Information Circular; and (iv) (A) at the time the Business Combination was agreed to, the related party and its associated entities beneficially own or exercise control or direction over, less than 1% of the outstanding Veren Shares (calculated as set forth in MI 61-101), or (B) (1) the related party discloses to an independent committee of the Veren Board the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Business Combination, in exchange for the Veren Shares beneficially owned by the related party; (2) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in subclause (B)(1); and (3) the independent committee’s determination is disclosed in this Information Circular.

As disclosed in this Information Circular, certain current executive officers and directors of Veren will receive compensation in the form of severance payments and payments resulting from accelerated vesting of the Veren Incentives upon completion of the Business Combination. This compensation will be received by such executive officers and directors of Veren solely in connection with their services as officers and/or directors of Veren. See “Interests of Certain Persons or Companies in the Business Combination – Veren – Veren Incentive Awards”, “Interests of Certain Persons or Companies in the Business Combination – Veren – Severance” and “Interests of Certain Persons or Companies in the Business Combination – Veren – Summary of Interests of Veren Directors and Veren Executive Officers in the Business Combination”.

Veren has considered whether any of these payments or other benefits to be received by the executive officers and directors of Veren would constitute a “collateral benefit” for purposes of MI 61-101 such that the Business Combination would therefore constitute a “business combination” under MI 61-101. See “Interests of Certain Persons or Companies in the Business Combination – Veren” and “General Proxy Matters – Veren – Voting Securities of Veren and Principal Holders Thereof”.

Veren has determined that none of these payments or other benefits is a “collateral benefit” for the purposes of MI 61-101 since: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for their Veren Shares; (ii) the benefit is not, by its terms, conditional on the related party supporting the Business Combination in any manner; (iii) full particulars of the benefit have been disclosed in this Information Circular; and (iv) each of the related parties receiving the benefit exercised control or direction over, or beneficially owned, less than 1% of the outstanding Veren Shares at the date on which the proposed Business Combination was agreed to.

Accordingly, the Business Combination is not considered to be a “business combination” in respect of Veren for the purposes of MI 61-101, and as a result, no “minority approval” is required for the Veren Transaction Resolution. In addition, since the Business Combination does not constitute a “business combination” for the purposes of MI 61-101, no formal valuation is required for the Business Combination under MI 61-101.

United States

The Whitecap Shares issuable to Veren Shareholders in exchange for their Veren Shares pursuant to the Business Combination have not been and will not be registered under the U.S. Securities Act or the securities laws of any state within the United States, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof and exemptions under Applicable U.S. Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Business Combination will be considered. The Court granted the Interim Order on March 28, 2025 and, subject to the approval of the Veren Transaction Resolution by Veren Shareholders and the Share Issuance Resolution by Whitecap Shareholders and satisfaction of certain other conditions, a final hearing on the Business Combination is expected to be held on May 8, 2025 by the Court. All Veren Shareholders are entitled to appear and be heard at this hearing, provided they satisfy the applicable conditions set forth in the Interim Order. See “Procedure for the Business Combination to Become Effective – Court Approval”. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirement of the U.S. Securities Act provided by section 3(a)(10) thereof with respect to the Whitecap Shares issuable in connection with the Business Combination.

The Whitecap Shares issuable to Veren Shareholders pursuant to the Business Combination will not be, following completion of the Business Combination, subject to transfer restrictions under Applicable U.S. Securities Laws, except for any Control Shares. Persons who may be deemed to be “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise. Typically, Persons who are directors, executive officers or 10% or greater shareholder of an issuer are considered to be affiliates. Any resale of such Whitecap Shares by such an affiliate (or former affiliate) will be subject to the registration requirement of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, persons holding Control Shares may generally resell those shares outside the United States without registration under the U.S. Securities Act pursuant to Rule 903 of Regulation S under the U.S. Securities Act. If available, such persons may also resell such shares pursuant to Rule 144 under the U.S. Securities Act or pursuant to another exemption or exclusion therefrom.

The foregoing discussion is only a general overview of certain provisions of United States federal securities laws applicable to the resale of Whitecap Shares received upon completion of the Business Combination. All U.S. Holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Procedure for Exchange of Veren Share Certificates or DRS Advices

Registered Veren Shareholders (other than Dissenting Shareholders) must duly complete and return a Veren Letter of Transmittal, together with the certificate(s), if applicable, representing their Veren Shares and all other required documents to the Depositary at one of the offices specified in the Veren Letter of Transmittal. In the event that the Business Combination is not completed, such certificates will be promptly returned to Veren Shareholders who provided such certificates to the Depositary.

Enclosed with this Information Circular is a Veren Letter of Transmittal which, when properly completed and returned together with the certificate(s), if applicable, representing Veren Shares and all other required documents, will enable each Veren Shareholder to obtain the consideration that the Veren Shareholder is entitled to receive under the Business Combination.

The Veren Letter of Transmittal contains complete instructions on how to exchange your Veren Shares.

From and after the Effective Time, certificates or DRS Advices formerly representing Veren Shares shall represent only the right to receive the consideration to which the former Veren Shareholders are entitled under the Business Combination, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Business Combination pursuant to the Plan of Arrangement, to receive the fair value of the Veren Shares represented by such certificates or DRS Advices. As soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Veren Shares acquired by Whitecap under the Business Combination of a duly completed Veren Letter of Transmittal, and the certificates or DRS Advices representing such Veren Shares and all other required documents, the Depositary shall either: (i) forward by first class mail to such former holder at the address specified in the Veren Letter of Transmittal; or (ii) if requested by such Veren Shareholder in the Veren Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Veren Shareholder, DRS Advices representing the number of Whitecap Shares issued to such Veren Shareholder under the Business Combination.

No fractional Whitecap Shares will be issued under the Business Combination. In the event that a Veren Shareholder would otherwise be entitled to a fractional Whitecap Share, the number of Whitecap Shares issued to such Veren Shareholder will be rounded up to the next whole number of Whitecap Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Whitecap Shares if the fractional entitlement is less than 0.5. In calculating fractional interests, all Veren Shares registered in the name of or beneficially held by such Veren Shareholder, or its nominee(s), will be aggregated.

Subject to any Applicable Laws relating to unclaimed personal property, any certificate or DRS Advice formerly representing Veren Shares that is not deposited, together with all other documents required under the Plan of Arrangement, on or before the last Business Day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former Veren Shareholder to receive certificates representing Whitecap Shares to which such holder is entitled pursuant to the Business Combination, shall terminate and be deemed to be surrendered and forfeited to Whitecap for no consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Whitecap Shares shall be returned to Whitecap for cancellation.

If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding Veren Shares has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Whitecap and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Business Combination (and any dividends or distributions with respect thereto) as determined in accordance with the Business Combination, deliverable in accordance with such holder’s Veren Letter of Transmittal. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Whitecap, Veren and their respective transfer agents in such form as is satisfactory to Whitecap, Veren and their respective transfer agents, and shall indemnify Whitecap, Veren and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Veren Beneficial Holders must contact their nominee to deposit their Veren Shares.

The use of mail to transmit certificates representing Veren Shares or the Veren Letter of Transmittal is at each registered holder’s risk. Veren recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used and appropriate insurance be obtained.

If a Veren Letter of Transmittal is executed by a person other than the registered holder of the Veren Shares being exchanged or if the DRS Advice(s) to be issued in exchange therefor are to be issued to a person other than the registered owner(s), the signature on the Veren Letter of Transmittal must be medallion guaranteed by an Eligible Institution. If the Veren Letter of Transmittal is executed by a person other than the registered owner(s) of the Veren Shares and in certain other circumstances as set forth in the Veren Letter of Transmittal, then the certificate(s) or DRS Advice(s) representing the Veren Shares must be endorsed or be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or the transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) must be medallion guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt), and acceptance of any Veren Shares exchanged pursuant to the Business Combination will be determined by Whitecap in its sole discretion. Depositing Veren Shareholders agree that such determination shall be final and binding. Whitecap reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Whitecap reserves the absolute right to waive any defect or irregularity in the exchange of Veren Shares. There shall be no duty or obligation on Whitecap, Veren, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Veren Shares and no liability shall be incurred by any of them for failure to give such notice.

Notwithstanding the provisions of this Information Circular or the Veren Letter of Transmittal, DRS Advices representing the Whitecap Shares issued as consideration pursuant to the Business Combination will not be mailed if Whitecap determines that delivery thereof by mail may be delayed. Persons entitled to DRS Advices which are not mailed for such reason may take delivery thereof at the office of the Depositary in which the deposited certificates or DRS Advices representing Veren Shares were originally deposited until such time that it is determined that the delivery by mail will no longer be delayed.

Veren Shareholders are encouraged to deliver a validly completed and duly executed Veren Letter of Transmittal together with the relevant certificate(s), if applicable, to the Depositary as soon as possible.

None of Veren, Whitecap or the Depositary are liable for failure to notify Veren Shareholders, nor do they have any obligation to notify Veren Shareholders, who make a deficient deposit with the Depositary.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE BUSINESS COMBINATION

Except as described below, management of Veren and Whitecap are not aware of any material interest direct or indirect, by way of beneficial ownership or otherwise, of any director or executive officer of Veren or Whitecap, respectively, or anyone who has held office as such since the beginning of Veren’s and Whitecap’s last financial years or of any associate or affiliate of any of the foregoing in the Business Combination.

Veren

Veren Shares

As at March 26, 2025, the directors and executive officers of Veren and their associates beneficially owned, controlled or directed, directly or indirectly, an aggregate of 4,576,215 Veren Shares, representing less than 1% of the outstanding Veren Shares. All of the Veren Shares held by such directors and executive officers of Veren and their associates will be treated in the same fashion under the Business Combination as Veren Shares held by any other Veren Shareholder. If the Business Combination is completed, the directors and executive officers of Veren and their associates will receive in exchange for such Veren Shares an aggregate of approximately 4,805,026 Whitecap Shares. See “Summary of Interests of Veren Directors and Veren Executive Officers in the Business Combination”.

As at March 26, 2025, Whitecap did not beneficially own, control or direct, directly or indirectly, any Veren Shares. As at March 26, 2025, the directors and executive officers of Whitecap, as a group, beneficially owned, controlled or directed, directly or indirectly, less than 1% of the issued and outstanding Veren Shares.

Veren Incentive Awards

As at March 26, 2025, the directors and executive officers of Veren held an aggregate of: (i) 266,284 Veren Options, representing approximately 60% of the outstanding Veren Options; (ii) 2,000,073 Veren DSUs, representing all of the outstanding Veren DSUs; (iii) 800,903 Veren RSAs, representing approximately 72% of the outstanding Veren RSAs; (iv) 2,868,115 Veren PSUs, representing approximately 78% of the outstanding Veren PSUs; and (v) nil Veren ESVAs.

In connection with and conditional upon the completion of the Business Combination, in accordance with the applicable Veren Incentive Plan, the Business Combination Agreement and the Plan of Arrangement, immediately prior to, or commencing at, the Effective Time (as the case may be):

(a)	the vesting of the Veren Options will be accelerated and the Veren Options will all be exercised or surrendered in the manner described below;

(b)	the vesting of the Veren Accelerated RSAs and the Veren Accelerated ESVAs will be accelerated and such Veren Accelerated RSAs and Veren Accelerated ESVAs will be settled by Veren with a cash payment;

(c)	the vesting of the Veren Accelerated PSUs will be accelerated based on the vesting multiplier provided for in the Business Combination Agreement and such Veren Accelerated PSUs will be surrendered to Veren in exchange for a cash payment; and

(d)	the Veren DSUs will be settled and redeemed by Veren in cash, provided that the settlement date is no later than on the Effective Date concurrent with each Veren director’s resignation.

Veren Options held by a Veren Optionholder who enters into a Veren Option Exercise or Surrender Agreement with Veren prior to the Effective Time will, conditional upon and effective immediately prior to completion of the Business Combination, be: (i) in the case of Veren ITM Options held by such Veren Optionholder, exercised for Veren Shares or surrendered in exchange for cash or a combination of cash and Veren Shares in accordance with the election of the Veren Optionholder; and (ii) in the case of Veren OTM Options held by such Veren Optionholder, surrendered to Veren in exchange for a nominal cash payment, all in accordance with the terms of the applicable Veren Option Exercise or Surrender Agreement and the Business Combination Agreement. All remaining Veren Options outstanding at the Effective Time will be surrendered and transferred to Veren in exchange for (i) in the case of Veren ITM Options, a cash payment equal to the in-the-money amount of the Veren Option, or (ii) in the case of Veren OTM Options, no consideration, all in accordance with the Business Combination Agreement and the Plan of Arrangement. Concurrently with the execution of the Business Combination Agreement, (i) certain holders of Veren Options holding not less than 66⅔% of the outstanding Veren Options entered into Veren Option Exercise or Surrender Agreements and/or Veren Support Agreements that evidence their approval and support of the Business Combination, and (ii) certain holders of Veren PSUs holding not less than 66⅔% of the outstanding Veren PSUs entered into Veren Support Agreements that evidence their approval and support of the Business Combination. As at the date hereof, all Veren Optionholders have executed Veren Option Exercise or Surrender Agreements electing to surrender their Veren Options for cash consideration.

Veren RSAs and Veren ESVAs that are not accelerated will continue to be governed by and be subject to the terms and conditions of the Veren RSA Plan and the Veren ESV Plan, respectively, and any applicable award agreement except that: (i) each such Veren RSA and Veren ESVA will be adjusted immediately after the Effective Time to reflect the Exchange Ratio; (ii) the calculation of the amounts payable or deliverable on the settlement of such securities (other than any amount payable or deliverable in respect of dividends paid on Veren Shares prior to the Effective Date or dividends declared on Veren Shares prior to the Effective Date but paid after the Effective Date) will be calculated with reference to Whitecap Shares; (iii) the calculation of the amounts payable or deliverable on such securities in respect of any dividends paid after the Effective Date (other than amounts in respect of dividends declared on Veren Shares prior to the Effective Date but paid after the Effective Date) will be calculated with reference to the dividends paid on Whitecap Shares on or after the Effective Date; and (iv) if the holder of such securities is terminated without cause or resigns with good reason (each for the purposes of the Veren RSA Plan or the Veren ESV Plan) at any time after the Effective Date, the Veren RSAs and Veren ESVAs held by such holder will become vested at such time and will be settled in accordance with the Veren RSA Plan or the Veren ESV Plan, as applicable.

Veren PSUs that are not accelerated will continue to be governed by the terms and conditions of the Veren PSU Plan and any applicable award agreement except that: (i) the number of Additional PSUs that holders are entitled to in respect of Unpaid Dividends on Veren Shares at the Effective Date will be calculated based on the volume weighted average trading price of Veren Shares on the TSX for the five Business Days immediately prior to the Effective Date, and such Additional PSUs will be deemed to be received by holders of Veren PSUs immediately prior to the Effective Time; (ii) each Veren PSU will be adjusted at the Effective Time to reflect the Exchange Ratio; (iii) after the Effective Time, the number of Additional PSUs to be received under the Veren PSU Plan will be calculated by reference to dividends paid on Whitecap Shares; (iv) the calculation of the amounts payable or deliverable upon the settlement of such securities will be calculated with reference to the Whitecap Shares; and (v) such Veren PSUs will vest on the basis of the vesting multiplier provided for in the Business Combination Agreement.

See “Effect of the Business Combination – Details of the Business Combination”, “Effect of the Business Combination – Veren Incentives” and “Summary of Interests of Veren Directors and Veren Executive Officers in the Business Combination”.

Severance

Veren has employment agreements with each of its executive officers (collectively, the “Employment Agreements”) that provide for payments in connection with the termination of their employment or following certain triggering events that occur after a change of control event. Capitalized terms used in this section and not otherwise defined have the meaning given to such term in the Employment Agreements.

The Employment Agreements provide that, in the event Veren terminates the executive officers employment without cause, or if the executive officers resign for “good reason” (complying with the mechanics required under the Employment Agreements) within 12 months of the change of control event, Veren must pay to the executive officers conditional upon the execution and return of a release: (1) the “Departure Payment” or “Change of Control Departure Payment”, as applicable, which includes (i) an amount equal to 18 to 24 months (depending on the executive officer) of: (a) his or her annual salary and (b) the average annual short term incentive plan payout for the past completed three years; (ii) an amount equal to the “STIP” payment pro-rata to the termination date, based upon the executive officer’s regular bonus target but with a deemed performance multiplier of 1.0x subject to Veren Board discretion acting reasonably, (iii) an amount equal to 20% of the amount calculated under (i)(a), which amount is intended to compensate for the loss of benefits; (2) “Other Entitlements”, the meaning of which includes: Veren PSUs (governed by terms of the Veren PSU Plan), Veren RSAs (to be paid a cash amount), “ESVP Rights” (to be paid a cash amount), Veren Options (shall vest and be exercisable in accordance with the Veren Option Plan), “Expenses”, “Outplacement” or $10,000 in lieu, and “Other Incentive Plans” in which the executive officer participates (as governed by applicable plans); and (3) “any payment or benefits to which the “Executive” is entitled under the Employment Standards Code (Alberta)” not otherwise covered. If the executive officer is terminated without cause, or resigns for “good reason” (complying with the mechanics required under the Employment Agreements), within 12 months of the change of control event, he or she will also receive, in addition to the amounts set out in (1) to (3) above, (4) the Change of Control Equity Entitlements, which is defined to mean the amounts provided for in accordance with the Veren ESV Plan, Veren RSA Plan, Veren PSU Plan or Veren Option Plan, as applicable.

See “Summary of Interests of Veren Directors and Veren Executive Officers in the Business Combination”.

Continuing Insurance Coverage for Directors and Officers of Veren

Pursuant to the Business Combination Agreement, Whitecap has agreed that it will maintain or cause to be maintained in effect for six years from the Effective Time, policies of directors’ and officers’ liability insurance for the benefit of the existing Veren directors and officers providing coverage comparable to the coverage provided by the directors’ and officers’ policies obtained by Veren that are in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date. Prior to the Effective Time, Veren may, in the alternative, purchase run off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time.

Whitecap has also agreed, pursuant to the Business Combination Agreement, that all rights to indemnification, expense reimbursement or exculpation now existing in favour of present and former officers and directors of Veren shall survive completion of the Business Combination and, after the Effective Time, Veren and any successor to Veren will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, expense advancement and exculpation arrangements and indemnities provided or available to or in favour of past and present officers and directors of Veren pursuant to the provisions of the articles, by-laws or other constating documents of Veren, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Veren and its past or current officers or directors effective on or prior to the Agreement Date.

Summary of Interests of Veren Directors and Veren Executive Officers in the Business Combination

To the knowledge of Veren, after reasonable inquiry, the following table discloses, as at March 26, 2025, the number of securities of Veren beneficially owned, or over which control or direction is exercised, by each director and executive officer of Veren and, to the extent known by Veren after reasonable inquiry, by each of their associates and affiliates. The following table also discloses the interests of each director and executive officer of Veren in the Business Combination, with all directors resigning and all executive officers being terminated without cause at the Effective Time in connection with the Business Combination. The Veren Board was aware of these interests and considered them, among other matters, when recommending approval of the Business Combination by Veren Shareholders.

		Number of
		Whitecap Shares
		Issuable Pursuant
		to the Business
		Combination in
	Number of	Exchange for					Estimated
	Veren Shares Owned or	Veren Shares Owned or	Number of Veren	Number of Veren	Number of Veren	Number of Veren	Severance Amount
Name and Position	Controlled	Controlled(1)	Options(2)	PSUs(3)	RSAs(4)(7)	DSUs(5)(7)	($)(6)
Craig Bryksa, President & Chief Executive Officer, Director	1,250,603	1,313,133	38,610	1,048,523	177,073	-	3,702,286

Kenneth Lamont, Chief Financial Officer	705,488	740,762	18,533	425,715	131,654	-	2,396,863

Ryan Gritzfeldt, Chief Operating Officer	699,091	734,046	18,533	414,868	126,231	-	2,316,220

Mark Eade, Senior Vice President, General Counsel and Corporate Secretary	255,705	268,490	109,126	199,550	69,331	-	1,563,072

William Garret Holt, Senior Vice President, Strategy and Planning	477,951	501,849	13,513	196,505	66,639	-	1,565,592

Shelly Witwer, Senior Vice President, Business Development	236,898	248,743	13,900	199,735	62,656	-	1,520,197

Michael Politeski, Senior Vice President, Finance and Treasurer	303,753	318,941	48,278	200,647	62,656	-	1,511,447

		Number of
		Whitecap Shares
		Issuable Pursuant
		to the Business
		Combination in
	Number of	Exchange for					Estimated
Name and	Veren Shares Owned or	Veren Shares Owned or	Number of Veren	Number of Veren	Number of Veren	Number of Veren	Severance Amount
Position	Controlled	Controlled(1)	Options(2)	PSUs(3)	RSAs(4)(7)	DSUs(5)(7)	($)(6)
Justin Foraie, Senior Vice President, Operations and Marketing	84,592	88,822	5,791	182,571	53,114	-	1,392,652

Barbara Munroe, Director and Chair of the Veren Board	97,436	102,308	-	-	21,569	307,013	-

Corey Bieber, Director	24,000	25,200	-	-	-	-	-

James E. Craddock, Director	-	-	-	-	-	243,983	-

John P. Dielwart, Director	175,000	183,750	-	-	-	332,665	-

Mike Jackson, Director	89,159	93,617	-	-	29,980	233,424	-

Jodi J. Jenson, Labrie Director	5,000	5,250	-	-	-	-	-

Jennifer F. Koury, Director	10,000	10,500	-	-	-	261,608	-

François Langlois, Director	1,539	1,616	-	-	-	368,978	-

Myron M. Stadnyk, Director	160,000	168,000	-	-	-	180,340	-

Mindy Wight, Director	-	-	-	-	-	72,062	-

Notes:

(1)	This figure reflects the aggregate number of Whitecap Shares to be issued to such director or executive officer in exchange for the Veren Shares owned or controlled by such person as at March 26, 2025 pursuant to the Business Combination, being 1.05 Whitecap Shares per Veren Share.
(2)	As at the date hereof, all Veren Optionholders have executed Veren Option Exercise or Surrender Agreements electing to surrender their Veren Options for cash consideration.
(3)	Veren PSUs shall be deemed to be fully and unconditionally vested on the basis of a vesting multiplier of 2.0 and shall be deemed to be surrendered to Veren in exchange for a cash payment equal to the number of Veren PSUs after taking into account such vesting multiplier, multiplied by the Market Price, subject to applicable withholdings.
(4)	Prior to the Effective Time, certain of these Veren RSAs will be settled for Veren Shares and any applicable dividend entitlements will be settled in cash. Veren RSAs that remain outstanding at the Effective Time shall be deemed to be fully and unconditionally vested and shall be settled in cash by Veren in accordance with the terms of the Veren RSA Plan. The settlement amount will be equal to the number of Veren RSAs held multiplied by the Market Price plus, for each Veren RSA, an amount accrued in respect of amounts paid by Veren in dividends per Veren Share while the Veren RSA was outstanding (to the extent not already paid), less applicable withholdings.
(5)	Veren DSUs held by a Veren director shall be settled and redeemed in cash upon the resignation of the Veren director in accordance with the terms of the Veren DSU Plan. The payout amount for the Veren DSUs will be equal to the number of Veren DSUs held by the Veren director multiplied by the Market Price, less applicable withholdings.
(6)	This figure reflects the aggregate cash amount (prior to withholdings) to be paid to such executive officer if such person was terminated on May 12, 2025, being the estimated closing date. This figure reflects such executive officer’s contractual right to payment in the event of a termination without cause in connection with the Business Combination, but does not include the value of any payments in respect of such executive officer’s Veren Incentives, which are disclosed separately in the table above and in the associated footnotes thereto.
(7)	On April 1, 2025, the executive officers and directors listed in the above table will also receive a customary grant of Veren RSAs and Veren DSUs, respectively, as permitted and contemplated by the Business Combination Agreement.

Whitecap Shares

As at March 26, 2025, Veren did not beneficially own, control or direct, directly or indirectly, any Whitecap Shares. As at March 26, 2025, the directors and officers of Veren, as a group, beneficially owned, controlled or directed, directly or indirectly less than 1% of the issued and outstanding Whitecap Shares.

Whitecap

Whitecap Shares and Whitecap Incentives

As at March 26, 2025, the directors and executive officers of Whitecap and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 8,267,720 Whitecap Shares, representing less than 2% of the outstanding Whitecap Shares.

As at March 26, 2025, the directors and executive officers of Whitecap, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,966,142 Whitecap Incentives.

The Business Combination will not result in a change of control under the Whitecap Incentive Plan. Whitecap Incentives will continue to exist pursuant to the terms of the Whitecap Incentive Plan.

Veren Shares

As at March 26, 2025, Whitecap did not beneficially own, control or direct, directly or indirectly, any Veren Shares. As at March 26, 2025, the directors and executive officers of Whitecap, as a group, beneficially owned, controlled or directed, directly or indirectly less than 1% of the issued and outstanding Veren Shares.

LEGAL DEVELOPMENTS

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Veren for approval of the Business Combination. Veren has been advised by its counsel, NRF, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Business Combination, both from a substantive and a procedural point of view. The Court may approve the Business Combination either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Veren may determine not to proceed with the Business Combination.

There have been a number of judicial decisions considering section 193 of the ABCA and applications to various arrangements. There have been recent judicial decisions which may apply in this instance, particularly with respect to the role of fairness opinions in a transaction of the nature of a plan of arrangement. Veren Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Business Combination.

DISSENT RIGHTS

The following description of the Dissent Rights to which registered Veren Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Veren Shareholder who seeks payment of the fair value of such Veren Shareholder’s Veren Shares and is qualified in its entirety by reference to the full text of the Plan of Arrangement, Interim Order and the text of section 191 of the ABCA, which are attached to this Information Circular as Schedule “A” to Appendix C, Appendix D and Appendix J, respectively. A Veren Shareholder who intends to exercise Dissent Rights should carefully consider and strictly comply with the provisions of the ABCA, as modified by the Plan of Arrangement and by the Interim Order. Failure to adhere to the procedures established therein may result in the loss of all rights thereunder.

Accordingly, each Veren Shareholder who might desire to exercise Dissent Rights should consult his or her own legal advisor.

The dissent procedures require that a registered Veren Shareholder who wishes to dissent ensure that a written notice of objection to the Veren Transaction Resolution is sent to Veren c/o Norton Rose Fulbright Canada LLP, 3700, 400 – 3rd Street S.W., Calgary, Alberta T2P 4H2, Attention: Justin Ferrara or by email at: justin.ferrara@nortonrosefulbright.com to be received no later than 5:00 p.m. (Calgary Time) on April 29, 2025 or 5:00 p.m. (Calgary Time) on the day which is five Business Days immediately preceding the date that any adjourned or postponed Veren Meeting is reconvened or held, as the case may be, and must otherwise strictly comply with the dissent procedures described.

There can be no assurance that a Veren Shareholder that dissents will receive consideration for his, her or its Veren Shares of equal or greater value to the consideration such Veren Shareholder would have received on completion of the Business Combination if such Veren Shareholder did not exercise its Dissent Rights. Only registered Veren Shareholders are entitled to dissent. Veren Shareholders should carefully read this section in this Information Circular if they wish to exercise Dissent Rights and seek their own legal advice as failure to strictly comply with the dissent procedures in section 191 of the ABCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, may result in the loss or unavailability of the right to dissent. See Appendices D and J, respectively to this Information Circular for a copy of the Interim Order and certain information relating to the Dissent Rights.

Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of the Veren Shares in respect of which they have exercised Dissent Rights will have their Veren Shares transferred to Veren and cancelled in exchange for the right to be paid by Veren the fair value of their Veren Shares. Each such Dissenting Shareholder will cease to be a holder of Veren Shares, and their name will be deemed to be removed from the securities register for the Veren Shares, as of the Effective Date.

Dissenting Shareholders who validly withdraw their Dissent Rights or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Veren Shares will be deemed to have participated in the Business Combination on the same basis as a non-Dissenting Shareholder and shall be entitled to receive 1.05 Whitecap Shares for each Veren Share formerly held by them in accordance with the Plan of Arrangement.

In addition to any other restrictions under section 191 of the ABCA, holders of Veren Shares who vote in favour of the Veren Transaction Resolution, or have instructed a proxyholder to vote such Veren Shares in favour of the Veren Transaction Resolution shall not be entitled to exercise Dissent Rights and shall be deemed to have not exercised Dissent Rights in respect of such Veren Shares.

No rights of dissent are available to holders of Veren Incentives in connection with the Business Combination.

In no circumstances shall Whitecap, Veren or any of their respective successors or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Veren Shares in respect of which such rights are sought to be exercised. Only registered Veren Shareholders may dissent. A Veren Shareholder may only exercise its rights of dissent in respect of all, and not less than all, of its Veren Shares. Veren Beneficial Holders who wish to dissent, should be aware that they may only do so through the registered owner of such Veren Shares. A registered Veren Shareholder, such as a broker or CDS, who holds Veren Shares as nominee for Veren Beneficial Holders, some of whom wish to dissent, must exercise the Dissent Right on behalf of such Veren Beneficial Holders with respect to all of the Veren Shares held for such Veren Beneficial Holders. In such case, the written objection to the Veren Transaction Resolution should set forth the number of Veren Shares covered by it.

In no case shall Whitecap, Veren, the Depositary, the transfer agent in respect of the Veren Shares or any other Person be required to recognize a Dissenting Shareholder as a holder of Veren Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of holders of Veren Shares as at the time those Veren Shares are so transferred and such shares will be cancelled.

Section 191 of the ABCA

A brief summary of the provisions of Section 191 of the ABCA as modified by the Interim Order and Plan of Arrangement is set out below. This summary is qualified in its entirety by reference to the full text of the Plan of Arrangement, Interim Order and the text of section 191 of the ABCA, which are attached to this Information Circular as Schedule “A” to Appendix C, Appendix D and Appendix J, respectively.

Registered Veren Shareholders may exercise Dissent Rights in respect of the Business Combination and require Veren to purchase the Veren Shares held by such Veren Shareholders at the fair value of such Veren Shares.

The exercise of Dissent Rights does not deprive a registered Veren Shareholder of the right to vote at the Veren Meeting. However, a Veren Shareholder is not entitled to exercise Dissent Rights in respect of the Veren Transaction Resolution if such holder votes any of the Veren Shares beneficially held by such holder in favour of the Veren Transaction Resolution.

A Dissenting Shareholder is required to send a written objection to the Veren Transaction Resolution to Veren prior to the Veren Meeting. The execution or exercise of a proxy against the Veren Transaction Resolution, a vote against the Veren Transaction Resolution or not voting on the Veren Transaction Resolution does not constitute a written objection for purposes of the right to dissent under Section 191 of the ABCA.

An application may be made to the Court by Veren or by a Dissenting Shareholder after adoption of the Veren Transaction Resolution to fix the fair value of the Dissenting Shareholder’s Veren Shares. If such an application to the Court is made by Veren or a Dissenting Shareholder, Veren must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay such Person an amount considered by the Veren Board to be the fair value of the Veren Shares formerly held by such Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Veren is the applicant, or within 10 days after Veren is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with Veren for the purchase of such Dissenting Shareholder’s Veren Shares in the amount of Veren’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Veren Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Veren Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Veren and in favour of each of those Dissenting Shareholders, and fixing the time within which Veren must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Veren Shareholder until the date of payment.

At the Effective Time, or upon the making of an agreement between Veren and the Dissenting Shareholder as to the payment to be made by Veren to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Veren Shareholder other than the right to be paid the fair value of such Dissenting Shareholder’s Veren Shares in the amount agreed to between Veren and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw dissent, or if the Business Combination has not yet become effective Veren may rescind the Veren Transaction Resolution, and, in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

Under the Plan of Arrangement, Veren will be required to pay the fair value of such Veren Shares held by a Dissenting Shareholder, and to offer to pay the Dissenting Shareholder an amount to which such Shareholder is entitled. Veren shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that Veren is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Veren would thereby be less than the aggregate of its liabilities. In such event, Veren shall notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Veren Shares, in which case the Dissenting Shareholder may, by written notice to Veren within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case such Dissenting Shareholder shall, in accordance with the Interim Order, be deemed to have participated in the Business Combination as a Veren Shareholder. If the Dissenting Shareholder does not withdraw such holder’s written objection, such Dissenting Shareholder retains status as a claimant against Veren to be paid as soon as Veren is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Veren Shares. Section 191 of the ABCA, other than as amended by the Plan of Arrangement and the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, Veren Shareholders who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA, the full text of which is set out in Appendix J to this Information Circular and consult their own legal advisor.

Unless otherwise waived, it is a mutual condition to the completion of the Business Combination that holders of not more than 8% of the issued and outstanding Veren Shares shall have properly exercised Dissent Rights in respect of the Business Combination that have not been withdrawn as of the Effective Date.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a Beneficial Owner of Veren Shares who disposes of or exchanges a Veren Share pursuant to the Business Combination and who, for purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with Veren and Whitecap; (ii) is not affiliated with Veren or Whitecap; and (iii) holds all Veren Shares, and will hold all Whitecap Shares acquired under the Business Combination, as capital property (each such Beneficial Owner, a “Holder”). Generally, Veren Shares and Whitecap Shares (collectively, the “Securities”) will be capital property to a Holder provided the Holder does not use or hold, and is not deemed to use or hold, the Securities in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “specified financial institution” (as defined in the Tax Act); (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (iii) that is, for purposes of certain rules (referred to as the mark- to-market rules) contained in the Tax Act, a “financial institution”; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered into, or will enter into, with respect to any Securities, a “derivative forward agreement”, “synthetic disposition agreement” or “dividend rental arrangement” (each as defined in the Tax Act); (vi) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (vii) that is exempt from tax under Part I of the Tax Act; or (viii) who, immediately following the Business Combination, will, either alone or together with persons with whom such Holder does not deal at arm’s length, beneficially own Whitecap Shares which have a fair market value in excess of 50% of the fair market value of all outstanding Whitecap Shares. Such Holders should consult their own tax advisors. In addition, this summary does not address all issues that may be relevant to Holders who acquired their Veren Shares under an equity-based employment compensation arrangement, including in connection with the exercise or settlement of any Veren Incentives. Such Holders should consult their own tax advisors.

The Canadian federal income tax considerations applicable to holders of Veren Incentives under the Business Combination are not addressed in this summary. All holders of Veren Incentives should consult their own tax advisors with respect to the Business Combination.

This summary is based on the facts set out in this Information Circular, the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices of the CRA published in writing and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Holder. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary does not discuss any non- Canadian income or other tax consequences of the Business Combination. Holders resident or subject to taxation in a jurisdiction other than Canada should be aware that the Business Combination may have tax consequences both in Canada and in such other jurisdiction. Such consequences are not described in this summary. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described in this Information Circular based on their particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Securities (and every other “Canadian security”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Securities might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Exchange of Veren Shares under the Business Combination

For Veren Shares that are exchanged for Whitecap Shares, the Resident Holder will be deemed to have disposed of such Veren Shares under a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless the Resident Holder chooses to recognize all, but not a portion, of the capital gain (or capital loss) in computing its income for the taxation year in which the disposition takes place as discussed below.

Where a Resident Holder does not choose to recognize a capital gain (or capital loss) in respect of the exchange of Veren Shares for Whitecap Shares, the Resident Holder will be deemed to have disposed of its Veren Shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base of the Veren Shares, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the Whitecap Shares at a cost equal to the adjusted cost base of such Veren Shares. This cost will be averaged with the adjusted cost base of all other Whitecap Shares held by the Resident Holder as capital property at that time for the purposes of determining the adjusted cost base of each Whitecap Share held by the Resident Holder.

A Resident Holder may choose to recognize all, but not a portion, of the capital gain (or capital loss) on the exchange of Veren Shares for Whitecap Shares by including the capital gain (or capital loss) in computing the Resident Holder’s income for the taxation year in which the Business Combination is completed. In such circumstances, the Resident Holder will recognize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Whitecap Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Veren Shares immediately before the exchange. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Losses” below. The cost of the Whitecap Shares received on the exchange for a Resident Holder choosing to recognize a capital gain (or capital loss) will be equal to the fair market value thereof at the time of the exchange. This cost will be averaged with the adjusted cost base of all other Whitecap Shares held by the Resident Holder as capital property at that time for the purpose of determining the adjusted cost base of each Whitecap Share held by the Resident Holder.

Dissenting Resident Holders of Veren Shares

A Resident Holder that validly exercises Dissent Rights (a “Dissenting Resident Holder”) will be deemed under the Business Combination to have transferred such Dissenting Resident Holder’s Veren Shares to Veren, and will be entitled to receive a cash payment from Veren in respect of the fair value of the Dissenting Resident Holder’s Veren Shares.

The Dissenting Resident Holder will generally be deemed to have received a taxable dividend from Veren equal to the amount, if any, by which the amount paid to such Dissenting Resident Holder (less such portion of the amount in respect of interest, if any, awarded by the Court) exceeds the “paid-up capital” (as defined in the Tax Act) of such Dissenting Resident Holder’s Veren Shares immediately prior to the disposition to Veren. In certain circumstances, a taxable dividend received by a Dissenting Resident Holder that is a corporation may be deemed to be proceeds of disposition. Dissenting Resident Holder’s that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

In addition, a Dissenting Resident Holder will be considered to have disposed of such Veren Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (less such portion of the amount in respect of interest, if any, awarded by the Court), less the amount of any dividend deemed to be received by the Dissenting Resident Holder as described above. The Dissenting Resident Holder will, in general, realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Dissenting Resident Holder of the Veren Shares immediately before the disposition to Veren. Any such capital gain or capital loss will be subject to the same tax treatment as described below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

A Dissenting Resident Holder that is not ultimately determined to be entitled to be paid fair value for its Veren Shares will be deemed to have participated in the Business Combination in the same manner as a Resident Holder that does not exercise Dissent Rights. In such circumstances, the Canadian federal income tax considerations as discussed above under the heading “Holders Resident in Canada – Exchange of Veren Shares under the Business Combination” will generally apply to such Dissenting Resident Holder.

The exercise of Dissent Rights by a Dissenting Resident Holder will give rise to tax consequences to the Dissenting Resident Holder that are not discussed herein. A Resident Holder considering exercising Dissent Rights should consult with its own legal and tax advisors in order to fully understand the tax and other implications of the exercise of its Dissent Rights having regard to their own circumstances, including with respect to the treatment to such Dissenting Resident Holder of dividends, capital gains (or capital losses) and interest.

Holding and Disposing of Whitecap Shares

Dividends Received on Whitecap Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Whitecap Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Whitecap as eligible dividends in accordance with the provisions of the Tax Act.

Taxable dividends received (or deemed to be received) by a Resident Holder that is an individual (other than certain trusts) may increase such Resident Holder’s liability for alternative minimum tax. Resident Holders that are individuals should consult their own tax advisors in this regard.

A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. In certain circumstances, a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation may be deemed to be a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Whitecap Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Disposition of Whitecap Shares

Generally, on a disposition or deemed disposition of a Whitecap Share (other than in a tax-deferred transaction or a disposition to Whitecap that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Whitecap Share held immediately before the disposition or deemed disposition. The adjusted cost base to the Resident Holder of a Whitecap Share at any particular time will be determined by averaging the cost of such Whitecap Share with the adjusted cost base of all other Whitecap Shares held by the Resident Holder as capital property at that time. See “Holders Resident in Canada – Taxation of Capital Gains and Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Taxation of Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year and, subject to and in accordance with the provisions of the Tax Act, is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year, in each case, against net taxable capital gains realized in such years.

The amount of any capital loss realized on the disposition or deemed disposition of a Veren Share or a Whitecap Share by a Resident Holder that is a corporation may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Veren Shares or Whitecap Shares, directly or indirectly through one or more partnerships or trusts. Such Resident Holders should consult their own advisors.

Capital gains realized by a Resident Holder that is an individual (other than certain trusts) may increase such Resident Holder’s liability for alternative minimum tax.

Refundable Tax

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation” or that is or is deemed to be, at any time in the taxation year, a “substantive CCPC”, each as defined in the Tax Act, may be liable to pay a refundable tax on certain investment income, including taxable capital gains realized, dividends received or deemed to be received that are not deductible in computing taxable income and certain amounts in respect of interest.

Eligibility for Investment

The Whitecap Shares received by Resident Holders pursuant to the Business Combination will be qualified investments under the Tax Act at the Effective Time for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), registered education savings plans (“RESP”), registered disability savings plans (“RDSP”), tax-free savings accounts (“TFSA”), first home savings accounts (“FHSA” and, together with RRSP, RRIF, RESP, RDSP and TFSA, “Registered Plans”), and deferred profit sharing plans, provided that, at the Effective Time: (i) the Whitecap Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX); or (ii) Whitecap is a “public corporation”, as defined in the Tax Act.

Notwithstanding that Whitecap Shares may be qualified investments for a Registered Plan, the holder, subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act if such Whitecap Shares are a “prohibited investment” for the Registered Plan for purposes of the Tax Act. A Whitecap Share will generally be a “prohibited investment” for a Registered Plan if the holder, subscriber or annuitant, as the case may be: (i) does not deal at arm’s length with Whitecap for the purposes of the Tax Act; or (ii) has a “significant interest” (as defined in the Tax Act) in Whitecap. In addition, the Whitecap Shares will generally not be a prohibited investment if such shares are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules.

Resident Holders who would receive Whitecap Shares in a Registered Plan pursuant to the Business Combination should consult their own tax advisors regarding their particular circumstances in advance of the Business Combination.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is not, and is not deemed to be, resident in Canada and does not, and will not, use or hold, and is not deemed to use or hold, the Veren Shares or Whitecap Shares in a business carried on in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer that is carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

For the purpose of this portion of the summary, it is assumed that, at all times prior to and after the Effective Time, more than 50% of the fair market value of the Veren Shares and the Whitecap Shares will be derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (for purposes of the Tax Act); (iii) “timber resource properties” (for purposes of the Tax Act); and (iv) options or interests, or for civil law purposes, rights in respect of property described in (i), (ii) or (iii) whether or not the property exists.

Exchange of Veren Shares under the Business Combination

A Non-Resident Holder will not generally be subject to tax under the Tax Act on any capital gain realized on an exchange of Veren Shares for Whitecap Shares pursuant to the Business Combination (or be entitled to recognize any capital loss in respect thereof) unless, at the Effective Time, the Veren Shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder.

A Non-Resident Holder whose Veren Shares are “taxable Canadian property” and are not “treaty-protected property” will generally have the same Canadian federal income tax considerations as those described above under “Holders Resident in Canada – Exchange of Veren Shares under the Business Combination”, including the potential for the automatic deferral pursuant to section 85.1 of the Tax Act of any capital gain (or capital loss) that would otherwise be realized on the exchange of their Veren Shares for Whitecap Shares under the Business Combination.

Generally, Veren Shares will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that:

(a) the Veren Shares are listed on a designated stock exchange (as defined in the Tax Act, which includes the TSX and the NYSE) within the meaning of the Tax Act at that time; (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, one or more partnerships in which the Non-Resident Holder or such persons hold a membership interest directly or indirectly through one or more partnerships, or any combination of the foregoing, did not own 25% or more of the issued shares of any class or series of the capital stock of Veren at any time during the 60-month period immediately preceding that time; and (c) such Veren Shares are not deemed to be taxable Canadian property to the Non-Resident Holder for purposes of the Tax Act.

Even if the Veren Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the exchange or disposition of such shares under the Business Combination will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Veren Shares constitute “treaty-protected property”. Veren Shares owned by a Non-Resident Holder will generally be treaty-protected property of a Non-Resident Holder if the gain from the disposition of such Veren Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

Non-Resident Holders whose Veren Shares are, or may be, taxable Canadian property should consult their own tax advisors with respect to the Canadian federal income tax considerations applicable to such Non-Resident Holders in respect of the disposition of Veren Shares pursuant to the Business Combination, including any resulting Canadian reporting obligations.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises Dissent Rights (a “Dissenting Non-Resident Holder”) will be deemed under the Business Combination to have transferred such Dissenting Non-Resident Holder’s Veren Shares to Veren, and will be entitled to receive a cash payment from Veren in respect of the fair value of the Dissenting Non-Resident Holder’s Veren Shares.

The Dissenting Non-Resident Holder will generally be deemed to have received a taxable dividend from Veren equal to the amount, if any, by which the amount paid to such Dissenting Non-Resident Holder (less such portion of the amount in respect of interest, if any, awarded by the Court) exceeds the “paid-up capital” (as defined in the Tax Act) of such Dissenting Non-Resident Holder’s Veren Shares immediately prior to the disposition to Veren.

Dividends deemed to be paid or credited by Veren to a Dissenting Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Dissenting Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Convention, where deemed dividends are considered to be paid to or derived by a Dissenting Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of and is entitled to full benefits of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

In addition, the Dissenting Non-Resident Holder will be considered to have disposed of such Veren Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder less such portion of the amount in respect of interest, if any, awarded by the Court and less the amount of any dividend deemed to be received by the Dissenting Non-Resident Holder on such Veren Shares as described above. As discussed above under “Holders Not Resident in Canada – Exchange of Veren Shares under the Business Combination”, any resulting capital gain would only be subject to tax under the Tax Act if the Dissenting Non- Resident Holder’s Veren Shares are taxable Canadian property to the Dissenting Non-Resident Holder at the Effective Time and are not treaty-protected property of the Dissenting Non-Resident Holder at that time.

Generally, an amount paid or credited in respect of interest awarded by the Court to a Dissenting Non-Resident Holder will not be subject to Canadian withholding tax under the Tax Act.

Holding and Disposing of Whitecap Shares

Dividends Received on Whitecap Shares

Dividends paid or credited (or deemed to be paid or credited) on the Whitecap Shares to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non- Resident Holder is entitled under any applicable income tax convention. For example, under the Convention, where dividends on the Whitecap Shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of and is entitled to full benefits of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Whitecap Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Whitecap Shares (or be entitled to recognize any capital loss in respect thereof), unless the Whitecap Shares constitute “taxable Canadian property” to the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” of the Non-Resident Holder at that time.

Generally, Whitecap Shares will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that: (a) the Whitecap Shares are listed on a designated stock exchange (as defined in the Tax Act, which includes the TSX) within the meaning of the Tax Act at that time; (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, one or more partnerships in which the Non-Resident Holder or such persons hold a membership interest directly or indirectly through one or more partnerships, or any combination of the foregoing, did not own 25% or more of the issued shares of any class or series of the capital stock of Whitecap at any time during the 60-month period immediately preceding that time; and (c) such Whitecap Shares are not deemed to be taxable Canadian property to the Non-Resident Holder for purposes of the Tax Act.

Pursuant to the provisions of the Tax Act, where Veren Shares are “taxable Canadian property” to a Non-Resident Holder, any Whitecap Shares received by the Non-Resident Holder on the exchange of such Veren Shares utilizing the rollover available under section 85.1 of the Tax Act will be deemed to be “taxable Canadian property” to the Non-Resident Holder for a period of 60 months following such exchange. The result is that such Non-Resident Holder may be subject to tax under the Tax Act on capital gains realized on a future disposition of those Whitecap Shares so long as such Whitecap Shares are “taxable Canadian property” to the Non-Resident Holder.

Even if the Whitecap Shares are “taxable Canadian property” to a Non-Resident Holder, a taxable capital gain resulting from the disposition of such shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Whitecap Shares are “treaty-protected property”. Whitecap Shares owned by a Non-Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

Non-Resident Holders whose Whitecap Shares are, or may be, “taxable Canadian property” should consult their own tax advisors with respect to the Canadian federal income tax considerations applicable to them of disposing of Whitecap Shares, including any resulting Canadian reporting obligations.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) arising from the disposition of Veren Shares pursuant to the Business Combination, and the ownership and disposition of Whitecap Shares received pursuant to the Business Combination. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder (as discussed below), including specific tax considerations for a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, U.S. Medicare tax on net investment income or non-U.S. tax considerations applicable to U.S. Holders of the receipt of Whitecap Shares pursuant to the Business Combination and the ownership and disposition of such Whitecap Shares. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to such U.S. Holder in light of its own circumstances of the Business Combination and the ownership and disposition of Whitecap Shares received pursuant to the Business Combination.

No opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be requested or obtained, regarding the U.S. federal income tax considerations applicable to the Business Combination or the ownership and disposition of Whitecap Shares received pursuant to the Business Combination. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary and such disagreement could have an adverse effect on U.S. Holders.

This discussion is based on the Internal Revenue Code, Treasury regulations promulgated thereunder, court decisions, published positions of the IRS and other applicable authorities, each as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a prospective or retroactive basis which could affect the U.S. federal income tax considerations described in this summary.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Veren Shares (or, after the Business Combination, Whitecap Shares) participating in the Business Combination that is for U.S. federal income tax purposes:

(a)	an individual who is a citizen or resident of the United States;

(b)	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

(c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(d)	a trust that: (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not address the U.S. federal income tax considerations relating to the Business Combination or the ownership and disposition of Whitecap Shares received pursuant to the Business Combination to U.S. Holders that are subject to special provisions under the Internal Revenue Code, including U.S. Holders that: (i) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) are banks or other financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) have a “functional currency” other than the U.S. dollar; (v) own Veren Shares (or after the Business Combination, Whitecap Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) acquired Veren Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) hold Veren Shares (or after the Business Combination, Whitecap Shares) other than as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment purposes); (viii) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Veren Shares (or after the Business Combination, Whitecap Shares); (ix) acquired Veren Shares by gift or inheritance; or (x) are U.S. expatriates or former long-term residents of the United States. U.S. Holders that are subject to special provisions under the Internal Revenue Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax considerations to them in light of their own circumstances relating to the Business Combination and the ownership and disposition of Whitecap Shares received pursuant to the Business Combination.

If an entity or arrangement that is classified as a partnership (including any other “pass-through” entity) for U.S. federal income tax purposes holds Veren Shares (or after the Business Combination, Whitecap Shares), the U.S. federal income tax considerations applicable to such partnership and the partners (or owners) of such partnership of participating in the Business Combination and the ownership and disposition of Whitecap Shares received pursuant to the Business Combination generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax considerations applicable to any such partnership or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships (or “pass-through” entities) for U.S. federal, U.S. state and local, and non-U.S. tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations to them in light of their own circumstances relating to the Business Combination and the ownership and disposition of Whitecap Shares received pursuant to the Business Combination.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL U.S. HOLDERS OF VEREN SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN CIRCUMSTANCES OF PARTICIPATING IN THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. STATE AND LOCAL, NON-U.S. OR OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Certain U.S. Federal Income Tax Considerations for U.S. Holders Relating to the Business Combination

General Tax Considerations if the Business Combination Qualifies as a Reorganization

Veren and Whitecap intend to treat the Business Combination as a “reorganization” for U.S. federal income tax purposes within the meaning of section 368(a) of the Internal Revenue Code. Neither Veren nor Whitecap has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the Business Combination. Furthermore, the Business Combination is not conditioned on the receipt of opinions from U.S. legal counsel regarding the qualification of the Business Combination as a reorganization for U.S. federal income tax purposes. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder is urged to consult its own tax advisor with respect to the particular tax consequences of the Business Combination to such

U.S. Holder in light of its own circumstances.

If the Business Combination is treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code, subject to the PFIC rules discussed below, U.S. Holders will not recognize gain or loss upon exchanging Veren Shares for Whitecap Shares pursuant to the Business Combination. The aggregate tax basis in Whitecap Shares received by a U.S. Holder pursuant to the Business Combination will equal such U.S. Holder’s aggregate adjusted tax basis in the Veren Shares surrendered. Such aggregate adjusted tax basis will be allocated among the Whitecap Shares received. A U.S. Holder’s holding period for Whitecap Shares received pursuant to the Business Combination will include such U.S. Holder’s holding period for Veren Shares surrendered. U.S. Holders that acquired different blocks of Veren Shares at different times or different prices are urged to consult their own tax advisors regarding the manner in which their tax basis should be allocated to the Whitecap Shares received in the Business Combination based on their specific circumstances.

General Tax Considerations if the Business Combination Does Not Qualify as a Reorganization

If the Business Combination is not treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code, subject to the PFIC rules discussed below:

(a)	Each U.S. Holder will recognize gain or loss in an amount equal to the excess of the fair market value of the Whitecap Shares received pursuant to the Business Combination over the U.S. Holder’s adjusted tax basis in the Veren Shares surrendered.

(b)	The aggregate tax basis of the Whitecap Shares received in the Business Combination would be equal to the fair market value of such shares on the date of receipt.

(c)	The holding period for the Whitecap Shares received in the Business Combination would begin on the day after such shares are received.

Subject to the PFIC rules discussed below, any gain or loss described in (a) immediately above would be capital gain or loss, which would be long-term capital gain or loss if the U.S. Holder’s holding period in the Veren Shares exceeds one year as of the date of the Business Combination. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to limitations.

Tax Considerations Arising from Exercising Dissenting Rights

A U.S. Holder that validly exercises Dissent Rights will recognize gain or loss in an amount equal to the excess of the cash received for the U.S. Holder’s Veren Shares over the U.S. Holder’s adjusted tax basis in the Veren Shares surrendered. Subject to the PFIC rules discussed below, any gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Veren Shares exceeds one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to limitations.

Tax Considerations Relating to the Business Combination if Veren is or has been Classified as a PFIC

Veren does not believe that it is or has been, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and Veren expects to operate in such a manner so as not to become a PFIC. If, however, Veren has been, is or becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes with respect to the Business Combination, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. The tests to determine whether a company is a PFIC apply annually, and a company’s status can change depending, among other things, on changes in the composition and relative value of its gross receipts and assets, changes in its operations and changes in the market value of its stock. Accordingly, there can be no assurance that Veren has not been, is not or will not be a PFIC.

Each U.S. Holder should consult its own tax advisor regarding the status of Veren as a PFIC, the possible effect of the PFIC rules to such U.S. Holder and the availability of any election or exception that may be available to such U.S. Holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Certain U.S. Federal Income Tax Considerations for U.S. Holders of the Ownership and Disposition of Whitecap Shares

Distributions on Whitecap Shares

For U.S. federal income tax purposes, subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution with respect to a Whitecap Share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Whitecap, as computed for U.S. federal income tax purposes. Any portion of the distribution in excess of Whitecap’s earnings and profits will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in its Whitecap Shares and will be applied against and reduce that basis, but not below zero. To the extent that the distribution exceeds the U.S. Holder’s tax basis, the excess will constitute gain from a sale or exchange of the Whitecap Shares. Whitecap does not expect to maintain calculations of earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that any distribution from Whitecap will generally be treated as a dividend from foreign sources for U.S. federal income tax purposes when actually or constructively received.

The amount of the dividend distribution that a U.S. Holder must include in income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in such U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date they are received, the U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Holder includes the dividend payment in income to the date such U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such foreign exchange gain or loss generally will be U.S. source income or loss for

U.S. foreign tax credit purposes.

Dividends received on the Whitecap Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations, dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders, including individuals, generally would be eligible for qualified dividend treatment and the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied. Whitecap will be treated as a qualified foreign corporation if Whitecap qualifies for comprehensive benefits under the Convention and Whitecap is not a PFIC for either the taxable year of distribution or the prior taxable year. Whitecap will qualify for benefits under the Convention if the Whitecap Shares are “regularly traded” on one or more “recognized stock exchanges”, which includes the TSX. While Whitecap believes that the Whitecap Shares are and will continue to be “regularly traded” on the TSX and, therefore, that it will qualify for benefits of the Convention, there can be no assurance that Whitecap Shares will be considered readily tradable on a recognized stock exchange in future years. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Subject to certain limitations, Canadian tax withheld from a distribution may be creditable or deductible against a U.S. Holder’s

U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends generally will be income from sources outside the United States and will, depending on a U.S. Holder’s circumstances, be either “passive” or “general” income for purposes of computing the U.S. foreign tax credit allowable to such U.S. Holder. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Whitecap Shares

Upon a sale, exchange or other taxable disposition of the Whitecap Shares acquired pursuant to the Business Combination, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of any cash and the fair market value of any property received, and the U.S. Holder’s adjusted tax basis in the Whitecap Shares. Subject to the PFIC rules discussed below, any gain or loss generally will be capital gain or loss and generally will be long- term capital gain or loss if the U.S. Holder’s holding period for the Whitecap Shares exceeds one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status of Whitecap

Based on the composition of Whitecap’s current gross assets and income and the manner in which Whitecap expects to operate its business in future years, Whitecap believes, and the foregoing discussion assumes, that Whitecap will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year, and Whitecap does not expect to be so classified in the foreseeable future. The tests to determine whether a company is a PFIC apply annually and a company’s status can change depending, among other things, on changes in the composition and relative value of its gross receipts and assets, changes in its operations and changes in the market value of its stock. Accordingly, there can be no assurance that Whitecap will not be a PFIC for its current or any future taxable year. If Whitecap were to be a PFIC for any taxable year during which a U.S. Holder owned Whitecap Shares, such U.S. Holder generally would be subject, in that taxable year and all subsequent taxable years (whether or not Whitecap continued to be a PFIC), to materially adverse U.S. federal income tax consequences, including that gain from a sale or other disposition of Whitecap Shares, as well as certain distributions on Whitecap Shares, would be subject to tax at the highest ordinary income tax rates and an interest charge and U.S. Holders would be subject to additional information reporting requirements.

U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Whitecap Shares and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Whitecap Shares, subject to exceptions (including an exception for Whitecap Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their own tax return for each year in which they hold an interest in Whitecap Shares. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Whitecap Shares in light of their own circumstances.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to cash payments made to U.S. Holders that validly exercise Dissent Rights and in respect of Whitecap Shares, unless an exemption applies. Backup withholding may apply to amounts subject to information reporting if the applicable U.S. Holder fails to provide an accurate taxpayer identification number, fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to establish an exemption from backup withholding. U.S. Holders can claim a credit against their U.S. federal income tax liability for the amount of any backup withholding and a refund of any excess, provided that all required information is timely provided to the IRS. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

This discussion does not address tax considerations that may vary with, or are contingent on, individual circumstances. Moreover, it only addresses U.S. federal income tax and does not address any non-income tax or any state, local or non-U.S. tax considerations. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax considerations of the Business Combination and the ownership and disposition of Whitecap Shares received in the Business Combination in light of their own circumstances, as well as any considerations arising under the laws of any other taxing jurisdiction.

TAX CONSIDERATIONS

This Information Circular discusses certain Canadian and United States federal income tax considerations applicable to certain Veren Shareholders. Tax considerations applicable to Veren Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed and such Veren Shareholders should consult their own tax advisors with respect to the tax implications of the Business Combination, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Whitecap Shares after the Business Combination. All Veren Shareholders should consult their own tax advisors regarding the provincial, state, local and territorial tax considerations relating to the Business Combination and of holding Whitecap Shares.

This Information Circular does not discuss any tax considerations applicable to holders of Veren Incentives. Such persons should consult their own tax advisors regarding the consequences of the Business Combination to them in their particular circumstances.

PRO FORMA INFORMATION CONCERNING THE COMBINED COMPANY

General

The Business Combination will result in a strategic business combination of Whitecap and Veren, pursuant to which Whitecap will acquire all of the issued and outstanding Veren Shares in exchange for the issuance of Whitecap Shares. Pursuant to the Business Combination, Veren Shareholders will exchange their Veren Shares for Whitecap Shares on the basis of 1.05 Whitecap Shares for each Veren Share held.

Current Whitecap Shareholders are expected to own approximately 48% of the Combined Company immediately after completion of the Business Combination. Former Veren Shareholders are expected to own approximately 52% of the Combined Company upon completion of the Business Combination.

Organizational Structure

Immediately following completion of the Business Combination, Veren will be a wholly-owned subsidiary of Whitecap and the Combined Company will continue the business and operations of Whitecap and Veren on a combined basis.

Narrative Description of the Business

The Combined Company will operate as “Whitecap Resources Inc.” and remain headquartered in Calgary, Alberta. The Combined Company will carry on the business and operations of Whitecap and Veren on a combined basis. For a detailed description of the businesses, operations and assets of Whitecap and Veren, including the historical development of their respective businesses, operations and respective assets, see the Whitecap AIF and the Veren AIF, each of which is incorporated by reference in this Information Circular.

For the Combined Company’s attributes, see “The Business Combination – Attributes of the Combined Company”.

Notice to Reader

Additional information about the Combined Company following completion of the Business Combination is found in Appendix G – “Pro Forma Information Concerning the Combined Company” and should be read in conjunction with documents incorporated by reference in this Information Circular and the information concerning Veren and Whitecap, as applicable, appearing elsewhere in this Information Circular. See Appendix H – “Information Concerning Veren Inc.” and Appendix I – “Information Concerning Whitecap Resources Inc.”.

TIMING

If the Meetings are held as scheduled and are not adjourned or postponed, and the necessary approvals are obtained in respect of the Veren Transaction Resolution and the Share Issuance Resolution, Veren is expected to apply for the Final Order approving the Business Combination on or about May 8, 2025. If the Final Order is obtained in form and substance satisfactory to Veren and Whitecap and all other conditions set forth in the Business Combination Agreement are otherwise satisfied or waived, Veren and Whitecap expect the Effective Date will occur on about May 12, 2025. It is not possible, however, to state with certainty when the Effective Date will occur and it is possible that factors outside the control of Veren and/or Whitecap could result in the Business Combination being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Business Combination Agreement if the Business Combination is not consummated by September 9, 2025 (or by December 9, 2025 if the Key Regulatory Approval has not been received by September 9, 2025), or such later date as Veren and Whitecap may agree in writing.

The Business Combination will become effective as of the Effective Time on the Effective Date upon the Articles of Arrangement being sent to the Registrar and the Registrar issuing the Certificate.

The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive the Key Regulatory Approval in a timely manner.

RISK FACTORS

Veren Shareholders voting in favour of the Veren Transaction Resolution and Whitecap Shareholders voting in favour of the Share Issuance Resolution will be choosing to combine the businesses of Veren and Whitecap and, in the case of Veren Shareholders, to invest in Whitecap Shares by exchanging their Veren Shares for Whitecap Shares. The Business Combination and the completion of it involves numerous risks. In addition to the risk factors present in each of Veren’s and Whitecap’s businesses, described under the heading “Risk Factors” in the Veren AIF and the Whitecap AIF, each of which is incorporated by reference herein, Veren Shareholders and Whitecap Shareholders should carefully consider the following additional risk factors in evaluating whether to approve the Veren Transaction Resolution and the Share Issuance Resolution, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included elsewhere in this Information Circular, including the documents incorporated by reference herein and the documents filed by Veren pursuant to Applicable Canadian Securities Laws and Applicable U.S. Securities Laws from time to time and Whitecap pursuant to Applicable Canadian Securities Laws.

Possible Failure to Realize Anticipated Benefits of the Business Combination

Veren and Whitecap are proposing to complete the Business Combination to create the opportunity to realize certain anticipated benefits including, among other things, those set forth in this Information Circular under the headings “The Business Combination – Reasons for the Business Combination – Veren Board”, “The Business Combination – Reasons for the Business Combination – Whitecap Board”, “The Business Combination – Attributes of the Combined Company”, and information in Appendix G – “Pro Forma Information Concerning the Combined Company”. The Business Combination is subject to normal commercial risks that such transaction may not be completed on the terms negotiated or at all. Veren and Whitecap are proposing to complete the Business Combination to create a leading light oil and condensate producer with concentrated assets in the Alberta Montney and Duvernay. The Combined Company will be the largest Alberta Montney and Duvernay landholder, a prominent light oil producer in Saskatchewan and will seek to leverage the combined asset base and technical expertise to drive improved profitability and superior returns to Shareholders. Achieving the benefits of the Business Combination depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Combined Company’s ability to realize the anticipated growth opportunities and synergies from integrating the respective businesses of Veren and Whitecap following completion of the Business Combination.

Achieving the benefits of the Business Combination also depends on the ability of the Combined Company to realize the anticipated capital and operating synergies and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Veren and Whitecap. No assurances can be made in any such respect.

Entry into New Business Activities

Completion of the Business Combination will result in a combination of the business operations and activities currently carried on by each of Veren and Whitecap as separate entities. Whitecap’s business activities include the acquisition, development and production of crude oil, natural gas and natural gas liquids assets in the Montney resources play in northeast British Columbia and northern Alberta and in the Cardium resource play in central Alberta. Veren is an oil and gas exploration, development and production company with properties comprised of high quality, long life, operated, light and medium crude oil, natural gas liquids and natural gas reserves in Western Canada. The combination of these operations and activities into the Combined Company may expose Veren Shareholders and Whitecap Shareholders to different business risks than those to which they were exposed prior to the Business Combination. As a result of the changing risk profile of the companies or other factors, the credit ratings attributable to Veren, Whitecap or the Combined Company and/or their debt may be subject to review, which may result in a downgrade or negative outlook being assigned.

The integration of Veren and Whitecap will require the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies and business partners of each company. There can be no assurance that management will be able to integrate the operations and assets of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the Business Combination. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies which may be physically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve some or all of the anticipated benefits of the Business Combination. The performance of the Combined Company’s operations after completion of the Business Combination could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of Veren and Whitecap.

Any inability of management to successfully integrate the personnel, operations, and assets could have a material adverse effect on the business, financial condition and results of operations of the Combined Company.

After the completion of the Business Combination, Whitecap will generally face the same risks that each of Veren and Whitecap currently face, in addition to other risks.

While the Business Combination is Pending, Veren and Whitecap are Restricted from Taking Certain Actions

The Business Combination Agreement restricts Veren and Whitecap from taking specified actions until the Business Combination is completed or the termination of the Business Combination Agreement, as applicable, without the consent of the Other Party. These restrictions may prevent Veren and/or Whitecap from pursuing attractive business opportunities that may arise prior to completion of the Business Combination.

See “Effect of the Business Combination – The Business Combination Agreement – Covenants of the Parties”.

The Exchange Ratio is Fixed and will not be Adjusted in the Event of any Change in either Veren’s or Whitecap’s Respective Share Prices

Upon closing of the Business Combination, each Veren Shareholder (other than a Dissenting Shareholder) will receive 1.05 Whitecap Shares in respect of each Veren Share held by it. The Exchange Ratio is fixed in the Plan of Arrangement and will not be adjusted for changes in the market price of either the Veren Shares or the Whitecap Shares. Changes in the price of the Whitecap Shares prior to the consummation of the Business Combination will affect the market value that Veren Shareholders will be entitled to receive upon closing. Neither Veren nor Whitecap is permitted to terminate the Business Combination Agreement solely because of changes in the market price of either Party’s common shares. Share price changes may result from a variety of factors (many of which are beyond Whitecap’s or Veren’s control), including the risk factors identified in the Veren AIF and the Whitecap AIF, respectively.

Veren Dissent Rights

Veren Shareholders have the right to exercise certain dissent rights and demand payment of the fair value of their Veren Shares in cash in connection with the Business Combination in accordance with the ABCA. If there are a significant number of Dissenting Shareholders, either a substantial cash payment may be required to be made to such Veren Shareholders which could have an adverse effect on the Combined Company’s financial condition and cash resources if the Business Combination is completed, or Veren or Whitecap may determine not to proceed with the Business Combination if Dissent Rights are validly exercised and not withdrawn in respect of more than 8% of the Veren Shares.

Consents and Approvals

Completion of the Business Combination is conditional upon receiving certain consents and regulatory approvals. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of Whitecap, Veren, or the Combined Company.

Potential Undisclosed Liabilities Associated with the Business Combination

In connection with the Business Combination, there may be liabilities that Whitecap or Veren failed to discover or did not accurately quantify in their respective due diligence, which was conducted prior to the execution of the Business Combination Agreement. It is possible that Veren or Whitecap may not be indemnified for some or all of such undisclosed liabilities.

The Financial Position, Business and Assets of Veren and/or Whitecap may be Significantly and Adversely Affected before the Completion of the Business Combination

The financial position, business and assets of Veren and/or Whitecap may be significantly and adversely affected before the completion of the Business Combination. Any change in financial position, business and/or assets to a Party which does not amount to a Material Adverse Effect will not result in any right to terminate the Business Combination Agreement and the Other Party must otherwise complete the Business Combination.

Reduced Ownership Interest in Whitecap

The issuance of Whitecap Shares pursuant to the Business Combination, if completed, will reduce a Whitecap Shareholder’s ownership interest in the Combined Company.

Pro Forma Financial Statements and Pro Forma Financial and Operational Information may not be Indicative of the Combined Company’s Financial Condition, or Performance or Results of Operations following the Business Combination

The Pro Forma Financial Statements and pro forma operational information contained in this Information Circular are presented for illustrative purposes only as of their respective dates or for their respective periods and may not be indicative of the future financial condition, performance or results of operations of the Combined Company following completion of the Business Combination for several reasons. The Pro Forma Financial Statements have been derived from the respective historical financial statements of Whitecap and Veren, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Business Combination that may prove not to be accurate. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the Pro Forma Financial Statements do not include, among other things, estimated costs or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Business Combination-related change in control provisions that are currently not factually supportable and/or likely to occur. The information upon which these pro forma adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Therefore, the Pro Forma Financial Statements and pro forma operational information contained herein is presented for informational purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition, performance or results of operations would have been had the Business Combination been completed on the date indicated. Accordingly, the combined business, assets, results of operations and financial condition or performance may differ significantly from those indicated in the Pro Forma Financial Statements and the pro forma operational information. See Schedule A to Appendix G – “Unaudited Consolidated Pro Forma Financial Statements of the Combined Company”.

The Credit Ratings of the Combined Company and its Debt will be Subject to Ongoing Evaluation

The terms of the Combined Company’s debt financings will, in part, be dependent on the credit ratings assigned to it and its securities by independent credit rating agencies. The Combined Company’s corporate and debt credit ratings upon completion of the Business Combination will reflect each rating organization’s opinion of the Combined Company’s financial strength, operating performance and ability to meet the obligations associated with its obligations and outstanding debt securities. The credit ratings of the Combined Company will be subject to ongoing evaluation by credit rating agencies, and there can be no assurance that such ratings will be maintained in the future. Downgrades in the Combined Company’s credit ratings could adversely affect the Combined Company’s business, cash flows, financial condition, operating results, and share and debt costs and terms.

A Decline in the Credit Rating Attributable to the Veren IG Notes Could Trigger a Repayment Obligation

If, within the Downgrade Window, the Veren IG Notes are downgraded to below an investment grade rating in connection with the Business Combination, holders of the Veren IG Notes may have the right to require Veren to purchase all or any part of such holders’ Veren IG Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase. While Whitecap has arranged for debt financing to fund such purchases, if required, there can be no assurance that either Veren and/or Whitecap will have sufficient financial resources available if required to satisfy all of the obligations under the Veren IG Notes in such circumstances. Veren’s failure to purchase the Veren IG Notes if and as required under the indenture would result in a default under the indenture and trigger cross-default provisions under certain of Veren’s other indebtedness, which could have a Material Adverse Effect on Veren and the Combined Company. The terms of such debt financings completed by Whitecap to fund the repurchase of the Veren IG Notes may be on terms which are not as favourable as those for the Veren IG Notes.

Repayment of Veren’s Existing Indebtedness

Upon closing of the Business Combination, Whitecap will be required to repay and cancel the existing indebtedness under Veren’s credit facilities, and Veren is expected to prepay its then outstanding Veren PPNs. While Whitecap has arranged for debt financing to fund such repayments, there can be no assurance that Whitecap will have sufficient financial resources available to fund such repayments. Veren’s failure to prepay the Veren PPNs might result in a default under the documents governing Veren’s and Whitecap’s existing indebtedness, which could have a Material Adverse Effect on Veren and the Combined Company.

Income Tax Laws

There can be no assurance that the CRA, the IRS or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Business Combination, as applicable, as summarized in this Information Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax Laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to Veren Shareholders in respect of the Business Combination or to Whitecap and its securityholders following completion of the Business Combination. Such taxation authorities may also disagree with how Whitecap or Veren calculate or have in the past calculated their income for income tax purposes. In addition, the Business Combination and related transactions may restrict the ability of the Combined Company to use certain pre-combination tax attributes of either or both of Whitecap and Veren. Any such events could adversely affect the Combined Company, its share price or the dividends or other payments to be paid to Whitecap’s Shareholders following completion of the Business Combination.

Future Dividends on the Combined Company’s Shares

There can be no assurance as to future dividend payments by the Combined Company, and the level thereof, following completion of the Business Combination, as the Combined Company’s dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by the Combined Company and its subsidiaries, financial requirements for the Combined Company’s operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends. If approved, future dividends on the shares of the Combined Company could be less than that forecasted or currently paid.

Whitecap and Veren may be the Targets of Legal Claims, Securities Class Actions, Derivative Lawsuits and Other Claims

Whitecap and Veren may be the target of securities class actions and derivative lawsuits as a result of the Business Combination which could result in substantial costs and may delay or prevent the Business Combination from being completed. Third parties may also attempt to bring claims against Whitecap and Veren seeking to restrain the Business Combination or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert the time and resources of management. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed.

In addition, political and public attitudes towards the Business Combination could result in negative press coverage and other adverse public statements affecting Whitecap and Veren. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of Whitecap, Veren or the Combined Company to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a Material Adverse Effect on Whitecap, Veren, or the Combined Company.

Whitecap and Veren Directors and Officers may have Interests in the Business Combination different from the Interests of Whitecap Shareholders and Veren Shareholders following Completion of the Business Combination

Certain of the directors and executive officers of Whitecap and Veren were involved with negotiating the terms of the Business Combination Agreement, and the Whitecap Board has unanimously recommended that Whitecap Shareholders vote in favour of the Share Issuance Resolution and the Veren Board has unanimously recommended that Veren Shareholders vote in favour of the Veren Transaction Resolution. These directors and executive officers may have interests in the Business Combination that are different from, or in addition to, those of Whitecap Shareholders and Veren Shareholders generally. These interests include, but are not limited to, the continued employment of the executive officers of Whitecap by the Combined Company, the continued service of certain directors of Whitecap and Veren as directors of the Combined Company, the receipt of payment for the acceleration of the vesting and settlement of the Veren DSUs, Veren Options and, to the extent a Veren Employee has their employment terminated at the Effective Time in connection with the Business Combination, the Veren Accelerated Incentive Securities held by such Veren Employee. See “Effect of the Business Combination – Veren Incentives”, “Effect of the Business Combination – Whitecap Incentives” and “Interests of Certain Persons or Companies in the Business Combination – Veren – Summary of Interests of Veren Directors and Veren Executive Officers in the Business Combination”. The directors and executive officers of Whitecap and Veren will not receive a “collateral benefit” (as defined in MI 61-101), see “Procedure for the Business Combination to Become Effective – Securities Law Matters”. Whitecap Shareholders and Veren Shareholders should be aware of these interests when they consider their respective board of directors’ recommendations. The Whitecap Board and the Veren Board were each aware of, and considered, these interests when they declared the advisability of the Business Combination Agreement and unanimously recommended that Whitecap Shareholders approve the Share Issuance Resolution and that Veren Shareholders approve the Veren Transaction Resolution.

Completion of the Business Combination will Trigger Change of Control or Other Provisions in Certain Material Agreements

The completion of the Business Combination will trigger change of control or other similar provisions in certain agreements to which Veren is a party. If Veren is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating such agreements, or seeking payments, consents on certain terms or monetary damages. Even if Veren is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favourable to Veren.

Whitecap is unaware of any change of control triggers under its existing contracts that would materially impact the Combined Company.

Satisfaction of Conditions Precedent to Business Combination

The completion of the Business Combination is subject to a number of conditions precedent, certain of which are outside the control of Veren and Whitecap. Among other things, completion of the Business Combination is subject to the approval of the Court, TSX approval, the approval of the Veren Transaction Resolution by Veren Shareholders, the approval of the Share Issuance Resolution by Whitecap Shareholders and obtaining the Key Regulatory Approval. A substantial delay in satisfying any such condition or the imposition of unfavourable terms or conditions in connection therewith could delay the Effective Date and may adversely affect the business, financial condition or results of Veren, Whitecap, or the Combined Company. There is no certainty, nor can Veren or Whitecap provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If for any reason the Business Combination is not completed, or is materially delayed, the market price of the Veren Shares or the Whitecap Shares may be adversely affected. In addition, if the Business Combination is not completed, Veren or Whitecap could be subject to litigation related to the failure to complete the Business Combination or to require Veren or Whitecap to perform their respective obligations under the Business Combination Agreement. See “Risk Factors – A Decline in the Credit Rating Attributable to the Veren IG Notes Could Trigger a Repayment Obligation”.

Governmental Authorities could take action under competition laws, including seeking to prevent the Business Combination from occurring, to rescind or unwind the Business Combination, if completed, or to conditionally approve the Business Combination upon the divestiture of divisions, operations or assets of Veren or Whitecap or other remedies. There can be no assurance that a challenge to the Business Combination on competition law grounds will not be made, or if a challenge is made, whether or not it will be successful. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such competition approvals may have a material and adverse effect on the business and affairs of the Combined Company or the trading price of the Whitecap Shares after completion of the Business Combination.

Even if all approvals and orders are obtained and conditions precedent to the completion of the Business Combination are satisfied, no assurance can be made as to the terms, conditions and timing of such approvals, orders and consents. For example, these approvals, orders and consents may impose conditions on or require divestitures relating to the divisions, operations or assets of Veren or Whitecap or may impose requirements, limitations or costs or place restrictions on the conduct of Whitecap’s or Veren’s respective businesses, and if such approvals, orders or consents require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Whitecap or Veren. Such extended period of time may also increase the chance that other adverse effects with respect to Whitecap or Veren could occur, such as the loss of key personnel. Each Party’s obligation to complete the Business Combination is also subject to the accuracy of the representations and warranties of the Other Party (subject to certain qualifications and exceptions) and the performance in all material respects of the Other Party’s covenants under the Business Combination Agreement. As a result of these conditions, the Parties cannot provide assurance that the Business Combination will be completed on the terms or timeline contemplated in the Business Combination Agreement, or at all.

Market Price of Shares

If, for any reason, the Business Combination is not completed or its completion is materially delayed and/or the Business Combination Agreement is terminated, the market price of the Veren Shares and/or the Whitecap Shares may be materially adversely affected. The trading prices of the Whitecap Shares, both before and after the completion of the Business Combination, and the Veren Shares may be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including: (i) changes in the market price of the commodities that Veren and Whitecap and, following completion of the Business Combination, the Combined Company, sell and purchase; (ii) current events, including the effects and uncertainties of United States and Canadian government policies, tariffs and trade relations between Canada and the United States, and their resulting impacts on the economic situation in Canada, the United States and internationally; (iii) trends in the national, North American and global oil and natural gas industry; (iv) regulatory and/or government actions, rulings or policies; (v) changes in financial estimates and recommendations by securities analysts or rating agencies; (vi) acquisitions and financings; (vii) the economics of current and future projects of Veren, Whitecap or, following completion of the Business Combination, the Combined Company; (viii) quarterly variations in operating results; and (ix) the operating and share price performance of other companies, including those that investors may consider to be comparable.

The Business Combination Agreement may be Terminated

Each of Veren and Whitecap has the right to terminate the Business Combination Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of Veren or Whitecap provide any assurance, that the Business Combination Agreement will not be terminated by either Veren or Whitecap before the completion of the Business Combination. For instance, Veren and Whitecap have the right, in certain circumstances, to terminate the Business Combination Agreement upon Veren or Whitecap accepting a Superior Proposal or upon the occurrence of a Veren Disposition Event or a Whitecap Disposition Event.

In addition, certain costs related to the Business Combination, such as legal, accounting and certain financial advisor fees, must be paid by Veren and Whitecap even if the Business Combination is not completed.

Under the Business Combination Agreement, if the Business Combination is not completed, Veren or Whitecap are required to pay the Whitecap Termination Amount or the Veren Termination Amount, as applicable, in certain circumstances. The Whitecap Termination Amount and the Veren Termination Amount may discourage other parties from attempting to enter into a business transaction with a Party, even if those parties would otherwise be willing to enter into an agreement with Veren or Whitecap for a business combination and would be prepared to pay consideration with a higher price per share or cash market value than the per share market value proposed to be received or realized in the Business Combination.

If the Business Combination is not completed for any reason, including in the event the Veren Shareholders or Whitecap Shareholders, respectively, do not approve the matters before them at the Meetings in respect of the Business Combination, the ongoing businesses of Whitecap and Veren may be adversely affected and, without realizing any of the anticipated benefits of having completed the Business Combination, Veren and Whitecap would be subject to a number of risks, including the following:

●	Veren and Whitecap may experience negative reactions in the capital markets, including a decline of their share prices (which may reflect a market assumption that the Business Combination will be completed);

●	Veren and Whitecap may experience negative reactions from their shareholders and the investment community, their customers, suppliers, regulators and employees and other partners in the business community;

●	Veren and Whitecap may be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

●	matters relating to the Business Combination will have required substantial commitments of time and other resources by Whitecap and Veren management, which would otherwise have been devoted to day-to-day operations and strategic opportunities that may have been beneficial to Veren and Whitecap had the Business Combination not been contemplated.

See “Effect of the Business Combination – The Business Combination Agreement – Termination Amounts”.

Another Attractive Sale, Merger or Business Combination may not be Available if the Business Combination is not Completed

If the Business Combination is not completed and is terminated, there can be no assurance that Veren or Whitecap will be able to find a party willing to enter an equivalent or more attractive agreement than that provided in the Business Combination or be willing to proceed at all with a similar transaction or any alternative transaction.

Timing of the Meetings, the Final Order and the Anticipated Effective Date may be Changed or Delayed

Any change in the timing of the Meeting, the Final Order and the anticipated Effective Date may cause uncertainty for the Parties and could result in negative outcomes.

Forward-looking Information may Prove Inaccurate

Shareholders are cautioned not to place undue reliance on the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. See “Forward-Looking Statements”.

INFORMATION CONCERNING VEREN INC.

See Appendix H attached to this Information Circular for detailed information concerning Veren.

INFORMATION CONCERNING WHITECAP RESOURCES INC.

See Appendix I attached to this Information Circular for detailed information concerning Whitecap.

MATTERS TO BE CONSIDERED AT THE VEREN MEETING

At the Veren Meeting, Veren Shareholders will be asked to consider the Veren Transaction Resolution in the form set forth in Appendix A of this Information Circular.

Veren Shareholders are urged to carefully review this Information Circular when considering the Veren Transaction Resolution. In particular, see, “The Business Combination”, “Effect of the Business Combination” and Appendix I – “Information Concerning Whitecap Resources Inc.”. For information relating to the impact of the Business Combination on Veren and Whitecap, see Appendix G – “Pro Forma Information Concerning the Combined Company”.

To pass, the Veren Transaction Resolution must be approved by not less than 66⅔% of the votes cast by Veren Shareholders, present in person (virtually) or represented by proxy at the Veren Meeting.

Unless otherwise directed, the persons named in the accompanying forms of proxy for the Veren Meeting intend to vote FOR the Veren Transaction Resolution.

It is a condition to the completion of the Business Combination that the Veren Transaction Resolution be approved at the Veren Meeting.

MATTERS TO BE CONSIDERED AT THE WHITECAP MEETING

As a condition to its acceptance of an issue or potential issue of listed shares as consideration for an acquisition, pursuant to section 611(c) of the TSX Company Manual, the TSX requires shareholder approval if the number of listed shares so issued or made issuable in payment of the purchase price for an acquisition, or otherwise in connection with the acquisition, exceeds 25% of the number of shares of the listed issuer which are outstanding on a non-diluted basis prior to the acquisition. For TSX purposes, the Business Combination constitutes an acquisition transaction for which Whitecap Shares are issued or made issuable, and shareholder approval is required because the maximum number of Whitecap Shares potentially issuable as a result of or in connection with the Business Combination exceeds 25% of the currently outstanding Whitecap Shares on a non-diluted basis.

The Veren Option Plan provides for the issuance of Veren Shares from treasury on exercise of Veren Options and the Veren RSA Plan provides that Veren RSAs can be settled in Veren Shares issued from treasury, Veren Shares purchased in the open market or in cash (at Veren’s election). All of the other Veren Incentive Plans provide that the applicable Veren Incentives will be settled only in cash. As at the date hereof, all Veren Optionholders have executed Veren Option Exercise or Surrender Agreements electing to surrender their Veren Options for cash consideration. As such, the following information in respect of Veren Incentives as it relates to the Share Issuance Resolution is limited to Veren RSAs as those are the only other Veren Incentives that may be settled in Veren Shares issued from treasury. For more detailed information on the treatment of the Veren Incentives, see “Effect of the Business Combination – Veren Incentives”.

As at March 20, 2025, there were 611,816,627 Veren Shares issued and outstanding (on a non-diluted basis). Further, prior to the Effective Time, Veren intends to settle 572,853 Veren RSAs with the issuance of a like number of Veren Shares. At the Effective Time and assuming there are no Dissenting Shareholders, Whitecap would therefore issue approximately 643,008,954 Whitecap Shares to acquire all of the outstanding Veren Shares in connection with the Business Combination.

In accordance with the terms of the Business Combination Agreement, Whitecap will cause Veren to continue all obligations of Veren under the Veren RSA Plan (and any and all related award agreements) such that following the Effective Time, holders of Veren RSAs who continue their employment with (or continue to provide services to) Veren and/or Whitecap, will have their Veren RSAs adjusted to account for the Business Combination and the Exchange Ratio and the amounts payable or shares deliverable on settlement of such Veren RSAs shall after the Effective Date be determined by reference to Whitecap Shares and dividends paid on Whitecap Shares on or after the Effective Date.

As at March 20, 2025, there were an aggregate of 1,119,165 Veren RSAs outstanding, however, certain Veren RSAs will be granted prior to the Effective Time and certain Veren RSAs will be settled prior to the Effective Time, in each case in accordance with the terms of the Veren RSA Plan and/or the terms of the Business Combination Agreement, with the result that, immediately after the Effective Time, there are expected to continue to be up to 328,971 Veren RSAs outstanding, which Veren RSAs will be adjusted by a factor of 1.05 to reflect the Exchange Ratio. Such adjusted Veren RSAs will entitle the holders to receive on settlement up to approximately 345,420 Whitecap Shares if Whitecap elects to settle all such Veren RSAs with Whitecap Shares (excluding any additional Whitecap Shares necessary to settle dividend entitlements that have accrued on such Veren RSAs prior to settlement).

Whitecap Shareholders will be asked to approve the issuance of up to 643,508,954 Whitecap Shares or approximately 109.5% of the outstanding Whitecap Shares in connection with the Business Combination, consisting of: (i) up to 643,008,954 Whitecap Shares to be issued based on the issued and outstanding Veren Shares as of March 20, 2025 and the Veren Shares expected to be issued on the settlement of 572,853 Veren RSAs prior to the Effective Time; (ii) up to 400,000 Whitecap Shares that may be issued upon the settlement of Veren RSAs after the Effective Time (which includes additional Whitecap Shares to settle dividend entitlements that accrue on Veren RSAs prior to settlement); and (iii) an additional 100,000 Whitecap Shares to account for clerical and administrative matters, including the rounding of fractional Whitecap Shares, to ensure that there are a sufficient number of Whitecap Shares approved for issuance to effect the Business Combination.

If the Share Issuance Resolution is approved, the TSX will generally not require further shareholder approval for the issuance of up to an additional 160,877,238 Whitecap Shares in connection with the Business Combination, such number being 25% of the number of Whitecap Shares approved pursuant to the Share Issuance Resolution.

To pass, the Share Issuance Resolution must be approved by a simple majority of the votes cast by Whitecap Shareholders present in person (virtually) or represented by proxy at the Whitecap Meeting.

Whitecap Shareholders are urged to carefully review this Information Circular when considering the Share Issuance Resolution. In particular, see “The Business Combination”, “Effect of the Business Combination” and Appendix H – “Information Concerning Veren Inc.”. For information relating to the impact of the Business Combination on Whitecap, see Appendix G – “Pro Forma Information Concerning the Combined Company”.

Unless otherwise directed, the persons named in the accompanying form of proxy for the Whitecap Meeting intend to vote FOR the Share Issuance Resolution.

It is a condition to the completion of the Business Combination that the Share Issuance Resolution be approved at the Whitecap Meeting.

GENERAL PROXY MATTERS – VEREN

Solicitation of Proxies

This Information Circular is delivered in connection with the solicitation by or on behalf of management of Veren of proxies for use at the Veren Meeting. The cost of soliciting proxies will be borne by Veren. The solicitation of proxies will be done primarily by mail and electronic means, but may also be solicited personally, by telephone, facsimile or other similar means by directors, officers, employees or agents of Veren. The costs of preparing and distributing this Information Circular and meeting materials will be borne by Veren and Whitecap, as applicable.

The Veren Meeting is being called pursuant to the Interim Order to seek the requisite approvals of Veren Shareholders to the Business Combination in accordance with section 193 of the ABCA. See “The Business Combination”, “Effect of the Business Combination” and “Matters to be Considered at the Veren Meeting”.

The information set forth below generally applies to registered holders of Veren Shares. If you are a Veren Beneficial Holder (i.e. your Veren Shares are held through a broker, financial institution or other nominee), see “Information for Beneficial Holders of Veren Shares” below.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for registered holders of Veren Shares. The persons named in the enclosed form of proxy are directors and/or officers of Veren. A registered Veren Shareholder has a choice of voting by proxy on the internet, by phone, by mail or by fax or by using the form of proxy provided by Veren to appoint another person (who need not be a Veren Shareholder) other than the persons designated in the form of proxy provided by Veren to attend the Veren Meeting and act for such Veren Shareholder, or voting in person by attending the Veren Meeting. If a Veren Shareholder votes by proxy on the internet, by telephone, by mail or by facsimile in advance of the Veren Meeting, such Veren Shareholder’s vote will be counted, whether or not such Veren Shareholder attends the Veren Meeting. Even if a Veren Shareholder attends the Veren Meeting, it may be more convenient to vote in advance. To exercise this right to vote at the Veren Meeting, the Veren Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. Completed forms of proxy must be received by the transfer agent and registrar of Veren, Computershare, no later than the Veren Proxy Deadline.

Instruments of proxy or voting instructions must be received by Veren, or its agents, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the Veren Meeting.

Registered Veren Shareholders may submit their vote by:

Mail: Computershare Trust Company of Canada Attention: Proxy Department

Internet: Go to www.investorvote.com and enter the 15-digit control number printed on your form of proxy and follow the instructions on the web page to vote your Veren Shares.

Phone:

Call 1-866-732-8683 (toll-free in North America) and enter the 15-digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to vote your Veren Shares.

In person via Internet Webcast:

Registered Veren Shareholders and Veren Beneficial Holders who have appointed themselves proxyholder (see “Information for Beneficial Holders of Veren Shares” below) have the ability to participate, ask questions, and vote at the Veren Meeting using the online meeting platform. Eligible Veren Shareholders may log in at https://www.meetnow.global/MZVV6YX and enter the 15-digit control number found on the proxy accompanying the Information Circular. Duly appointed proxyholders will be provided by Computershare Trust Company of Canada with an Invite Code by email after the voting deadline has passed. During the Veren Meeting, you must ensure you are connected to the internet at all times in order to vote when polling is commenced on the resolutions put before the Veren Meeting. It is your responsibility to ensure internet connectivity. Veren Beneficial Holders who have not appointed themselves as proxyholders to participate and vote at the meeting may listen to a live webcast of the Veren Meeting and login as a guest, by clicking on “Guest” and completing the online form; however, they will not be able to vote or submit questions.

In order to participate online, Veren Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code.

Veren Shareholders will be able to participate in the Veren Meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest versions of Chrome, Safari, Edge or Firefox, that are running the most updated versions of the applicable software plugins and that meet the minimum applicable system requirements.

Veren has decided to hold the meeting virtually in order to maximize attendance for those who would be unable to attend in person and because:

●	our in-person meetings have been lightly attended with few outside attendees and almost no in-person voting;

●	Veren has followed what it understands are best practices for virtual meetings to ensure that there is appropriate opportunity for questions as well as voting at the meeting;

●	the vast majority of Veren Shareholders are not based in Calgary. Thus, virtual meetings keep us environmentally and cost aligned;

●	our peers have generally moved to on-line meeting forums; and

●	virtual meetings are a safe way of holding shareholders’ meetings.

As such, Veren Shareholders will not be able to attend the meeting physically in person. To ensure the effective conduct of the meeting, the following rules will apply. Only registered Veren Shareholders and duly appointed and registered proxyholders will be eligible to vote and have the opportunity to ask questions during the Veren Meeting, provided they are connected to the Internet and comply with the requirements set out herein. Veren Beneficial Holders who did not appoint themselves as proxyholders and register with Computershare at www.computershare.com/Veren by 10:00 a.m. (Calgary time) on May 2, 2025 will only be able to log in to the Veren Meeting as guests. In such case, it will not be possible for them to vote or ask questions.

For any question on joining or attending the Veren Meeting or on voting procedures, please refer to the “User Guide – Virtual Meeting” which is included in the materials sent to registered Veren Shareholders and is available on Veren’s website (www.vrn.com) and on SEDAR+ (www.sedarplus.ca). For live technical assistance during the Veren Meeting, please contact Computershare at 1-888-724-2416 (local) or +1 781-575-2748 (international).

If you are accessing the Veren Meeting, you must remain connected to the internet at all times during the Veren Meeting in order to vote when balloting commences. It is your responsibility to ensure you have internet connectivity for the duration of the Veren Meeting. Note that, if you lose connectivity once the Veren Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the Veren Meeting, you should consider voting your Veren Shares in advance so that your vote will be counted in case you later decide not to attend the Veren Meeting or in the event that you experience any technical difficulties and are unable to access the Veren Meeting and vote for any reason. You should allow ample time to check into the Veren Meeting and complete the related procedure.

Veren Shareholders will be able to submit their votes by virtual ballot throughout the Veren Meeting. The Chair of the Veren Meeting will indicate the time of opening and closure of the polls. Voting options will be visible on your screen. It is recommended to Veren Shareholders and proxyholders to submit their questions as soon as possible during the Veren Meeting so they can be addressed at the right time. Only Veren Shareholders and duly appointed and registered proxyholders may ask questions during the question period.

The Chair of the Veren Board and members of management present at the Veren Meeting will answer questions relating to the Business Combination before a vote is held on the Veren Transaction Resolution. Shareholders may also make motions or raise points of order using the question interface of the virtual platform. General questions will be addressed by them at the end of the Veren Meeting during the question period. So that as many questions as possible are answered, Veren Shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple Veren Shareholders on the same topic or that are otherwise related will be grouped, summarized and answered together.

All questions are welcome and Veren Shareholders may submit questions at any time during the Veren Meeting. However, Veren does not intend to address questions that:

●	are irrelevant to Veren’s operations or to the business of the Veren Meeting;

●	are related to non-public information about Veren;

●	are related to personal grievances;

●	constitute derogatory references to individuals or that are otherwise offensive to third parties;

●	are repetitious or have already been asked by other Veren Shareholders;

●	are in furtherance of a Veren Shareholder’s personal or business interest; or

●	are out of order or not otherwise appropriate as determined by the Chair or Secretary of the Veren Meeting in their reasonable judgment.

For any questions asked but not answered during the Veren Meeting, Veren Shareholders may contact Veren’s Corporate Secretary at legal@vrn.com. If there are questions that Veren would have answered, but time does not allow in the meeting, such questions and their answers will also be posted on Veren’s website at https://vrn.com/investors/presentations.

Veren intends to offer a forum in which, to the extent possible using the electronic solutions available at the time of the Veren Meeting, Veren Shareholders can adequately communicate during the Veren Meeting. An audio webcast of the Veren Meeting will be available on Veren’s corporate website at https://vrn.com/investors/presentations in the days following the Veren Meeting.

In the event of technical malfunction or other significant problem that disrupts the Veren Meeting, the Chair of the Veren Meeting may adjourn, postpone recess, or expedite the meeting, or take such other action as the Chair determines is appropriate considering the circumstances.

The deadline for deposit of proxies may be waived or extended by the Chair of the Veren Meeting at the Chair’s discretion, without notice.

The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by Veren and Whitecap, as applicable. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone or other means of communication and by directors, officers and employees of Veren, who will not be specifically compensated for such solicitations.

Record Date

The Veren Board has fixed the record date for the meeting as the close of business on March 27, 2025. If you held one or more Veren Shares on that date, you are entitled to receive notice of, attend and vote at the Veren Meeting. Each outstanding Veren Share on that date is entitled to one vote.

Voting by Proxy

The Veren Shares represented by an effective form of proxy will be voted or withheld from voting in accordance with such Veren Shareholder’s instructions. If the Veren Shareholder specifies a choice with respect to any matter to be acted upon, the Veren Shares will be voted accordingly. Voting by proxy is the easiest way to vote. It means you are giving someone else (i.e., your proxyholder) the authority to attend the Veren Meeting and vote for you according to your instructions. A Veren Shareholder has the right to appoint a person or entity (who need not be a Veren Shareholder) to attend and act for them on their behalf at the Veren Meeting other than the persons named in the enclosed instrument of Proxy. Craig Bryksa, President and Chief Executive Officer, or failing him, Ken Lamont, Chief Financial Officer, each (with full power of substitution) have agreed to act as Veren proxyholders to vote your Veren Shares at the Veren Meeting according to your instructions.

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Veren Meeting or any other matters properly brought before the Veren Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Veren Meeting is routine and whether or not the amendment, variation or other matter that comes before the Veren Meeting is contested.

If you do not name a different proxyholder when you sign your form, you are authorizing Mr. Bryksa or Mr. Lamont to act as your proxyholder to vote for you at the Veren Meeting according to your instructions.

The Veren Board unanimously recommends that Veren Shareholders vote FOR the Veren Transaction Resolution. Information For Beneficial Holders of Veren Shares

You are a Veren Beneficial Holder if your Veren Shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution. Only proxies deposited by registered Veren Shareholders can be recognized and acted upon at the Veren Meeting. If you are a Veren Beneficial Holder, your package includes a Voting Instruction Form that outlines how to vote. Veren Shares held by brokers or their nominees can only be voted upon with the instructions of the Veren Beneficial Holder. Without specific instructions, the Canadian broker/nominees are prohibited from voting Veren Shares for their clients. When a broker is unable to vote on a proposal because it is non-routine and the owner of the Veren Shares does not provide voting instructions, a “broker non-vote” occurs. Broker non-votes have no effect on the vote on such a proposal because they are not considered present and entitled to vote. Veren Beneficial Holders cannot be recognized at the meeting for the purposes of voting the Veren Shares in person, via internet webcast, or by way of proxy except as outlined below.

Your broker is required by law to receive voting instructions from you before voting your Veren Shares. Every broker has their own mailing procedures and instructions for returning the completed Voting Instruction Form, so be sure to follow the instructions provided on the form. Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge mails the proxy materials and Voting Instruction Form to Veren Beneficial Holders, at Veren’s expense. The Voting Instruction Form will name the same Veren representatives listed above in the section “Voting by Proxy” to act as Veren proxyholders.

Additionally, Veren may use Broadridge’s QuickVoteTM service to assist Veren Beneficial Holders with voting their Veren Shares. Broadridge then tabulates the results of all the instructions received and provides the appropriate instructions respecting the Veren Shares to be represented at the Veren Meeting.

If you are a Beneficial Holder and wish to participate online or vote at the Veren Meeting you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or Voting Instruction Form sent to you by your intermediary, and follow all of the applicable instructions provided by your intermediary AND, to be able to participate in the Veren Meeting online, you must register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. Veren Beneficial Holders who have not appointed themselves as proxyholder (and registered as instructed below) cannot vote during the Veren Meeting. This is because Veren and its transfer agent, Computershare, do not maintain the records for Veren Beneficial Holders and Veren has no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

Veren Beneficial Holders are asked to consider signing up for electronic delivery (“E-delivery”) of the meeting materials. E- delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your 16-digit control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Online Proxyholder Voting

Registered Veren Shareholders who appoint a proxyholder, and Veren Beneficial Holders who appoint themselves or a proxyholder to participate in the virtual meeting, MUST also visit http://www.computershare.com/Veren to register their or their proxyholder’s name and email address so that, after the Veren Proxy Deadline, Computershare can send an Invite Code via email. Without an Invite Code, proxyholders will not be able to vote at the Veren Meeting and will only be able to enter the meeting as a guest.

Information for Holders of Veren Shares in the United States

If you are a Veren Beneficial Holder located in the United States and wish to vote at the Veren Meeting or, if permitted, appoint a third party as your proxyholder, then you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Veren Beneficial Holders located in the U.S. that wish to vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to: uslegalproxy@computershare.com (if by email), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m. (Calgary time) on May 2, 2025.

Our solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the U.S. should be aware that requirements are different from those of the U.S. applicable to proxy statements under the U.S. Exchange Act.

Revocability of Proxy

A submitted proxy may be revoked at any time prior to it being exercised. If you have followed the process for attending the Veren Meeting and are a registered Veren Shareholder you may revoke the proxy and vote at the Veren Meeting. Voting at the Veren Meeting online will revoke your previous proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a Veren Shareholder that is a corporation, under the corporate seal or by a duly authorized officer or attorney. The revocation of proxy can be deposited either at Veren’s head office (Suite 2000, 585 – 8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1) at any time up to and including the last Business Day preceding the day of the Veren Meeting, or with the Chair of the Veren Meeting on the day of the Veren Meeting, at which point the submitted proxy is revoked.

Notice-and-Access

Veren has elected to use the Notice-and-Access Provisions for the Veren Meeting in respect of mailings to Veren Beneficial Holders, but not in respect of mailings to registered Veren Shareholders (i.e., a Veren Shareholder whose name appears on Veren’s records). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials.

More specifically, Veren has elected to use procedures known as ‘stratification’ in relation to Veren’s use of the Notice-and-Access Provisions. As a result, registered Veren Shareholders will receive a paper copy of the Notice of Special Meeting, this Information Circular and a form of proxy, whereas Veren Beneficial Holders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a Voting Instruction Form. In addition, a paper copy of the Notice of Special Meeting, this Information Circular and a voting direction will be mailed to those Veren Shareholders who do not hold their Veren Shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of Veren’s most recently completed financial year was mailed to those registered Veren Shareholders and Beneficial Holders who previously requested to receive such information.

Veren will be delivering proxy-related materials to non-objecting Veren Beneficial Holders indirectly with the assistance of Broadridge. Veren intends to pay for intermediaries to deliver proxy-related materials to objecting Veren Beneficial Holders under the Notice-and-Access Provisions.

Voting Securities of Veren and Principal Holders thereof

As at March 26, 2025 there are 611,816,627 Veren Shares issued and outstanding. Each Veren Share entitles the holder thereof to one vote per Veren Share on the Veren Transaction Resolution at the Veren Meeting.

Veren Shareholders are entitled to vote if they were a holder of Veren Shares at the close of business on March 27, 2025, the record date for the Veren Meeting. Veren will prepare, as of the Veren Record Date, a list of Veren Shareholders entitled to receive the Notice of Special Meeting of Veren Shareholders, showing the number of Veren Shares held by each such Veren Shareholder. Veren Shareholders whose names have been entered in the register of holders of Veren Shares by the close of business on the Veren Record Date will be entitled to receive notice of and to vote the Veren Shares shown opposite such Veren Shareholder’s name at the Veren Meeting.

To the knowledge of the directors and officers of Veren, as of March 26, 2025, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Veren Shares.

Procedure and Votes Required

Pursuant to the Interim Order:

●	each Veren Share entitled to vote at the Veren Meeting will entitle the holder thereof to one vote at the Veren Meeting in respect of the Veren Transaction Resolution;

●	the number of votes required to pass the Veren Transaction Resolution shall be not less than 66⅔% of the votes cast by Veren Shareholders, present in person (virtually) or represented by proxy at the Veren Meeting; and

●	the quorum required in respect of the Veren Transaction Resolution at the Veren Meeting will be two Veren Shareholders present in person (virtually), or represented by proxy, at the opening of the Veren Meeting, and holding or representing at least 25% of the Veren Shares entitled to be voted at the Veren Meeting.

Notwithstanding the foregoing, the Veren Transaction Resolution authorizes the Veren Board, without further notice to or approval of Veren Shareholders, to the extent permitted by the Business Combination Agreement and the Interim Order, to amend the Business Combination Agreement or the Plan of Arrangement and to not proceed with the Business Combination. See Appendix A to this Information Circular for the full text of the Veren Transaction Resolution.

GENERAL PROXY MATTERS – WHITECAP

Solicitation of Proxies

This Information Circular is delivered in connection with the solicitation by or on behalf of management of Whitecap of proxies for use at the Whitecap Meeting. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Whitecap. The cost of soliciting proxies will be borne by Whitecap. The solicitation of proxies will be done primarily by mail and electronic means, but may also be solicited personally, by telephone, facsimile or other similar means by directors, officers, employees or agents of Whitecap. The costs of preparing and distributing this Information Circular and meeting materials will be borne by Veren and Whitecap.

The Whitecap Meeting is being called to seek the requisite approval of Whitecap Shareholders of the Share Issuance Resolution. See “The Business Combination”, “Effect of the Business Combination” and “Matters to be Considered at the Whitecap Meeting”.

The information set forth below generally applies to registered holders of Whitecap Shares. If you are a Whitecap Beneficial Holder (i.e. your Whitecap Shares are held through a broker, financial institution or other nominee), see “Can I appoint someone other than the individuals named in the enclosed proxy to vote my Whitecap Shares?” and “How can a Whitecap Beneficial Holder vote?” in the “Whitecap Q&A” at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for registered holders of Whitecap Shares. The persons named in the enclosed form of proxy are directors and/or officers of Whitecap. A registered Whitecap Shareholder has a choice of voting by proxy on the internet, by mail or by fax or by using the form of proxy provided by Whitecap to appoint another person (who need not be a Whitecap Shareholder) other than the persons designated in the form of proxy provided by Whitecap to attend the Whitecap Meeting and act for such Whitecap Shareholder, or voting in person by attending the Whitecap Meeting. If a Whitecap Shareholder votes by proxy on the internet, by mail or by facsimile in advance of the Whitecap Meeting, such Whitecap Shareholder’s vote will be counted, whether or not such Whitecap Shareholder attends the Whitecap Meeting. Even if a Whitecap Shareholder attends the Whitecap Meeting, it may be more convenient to vote in advance. To exercise this right to vote at the Whitecap Meeting, the Whitecap Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. Completed forms of proxy must be received by the transfer agent and registrar of Whitecap, Odyssey, no later than the Whitecap Proxy Deadline.

A registered Whitecap Shareholder may vote in one of the following ways: (i) by internet, at the website indicated on the proxy form, for which the control number which is noted on the proxy form will be required; (ii) by mailing a complete, signed and dated form of proxy using the enclosed return envelope or an envelope addressed to the registrar and transfer agent of Whitecap, Odyssey Trust Company Trader’s Bank Building, 702, 67 Yonge Street, Toronto, Ontario M5E 1J8; (iii) by hand delivery to Odyssey Trust Company Trader’s Bank Building, 702, 67 Yonge Street, Toronto, Ontario M5E 1J8; (iv) by facsimile, by sending a complete, signed and dated form of proxy to 1-800-517-4553 (toll-free); or (v) in person at the Whitecap Meeting wherein the form of proxy does not need to be completed or returned in advance of the Whitecap Meeting.

The following applies to Whitecap Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy.

Whitecap Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy to attend and participate in the Whitecap Meeting and vote their Whitecap Shares MUST submit their proxies appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the Whitecap Meeting.

Step 1: Submit your proxy: To appoint someone other than the individuals named in the proxy as proxyholder, insert that person’s name in the blank space provided in the proxy and follow the instructions for submitting such proxy. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy.

Step 2: Register your proxyholder: To register a third-party proxyholder, you must email appointee@odysseytrust.com by the Whitecap Proxy Deadline and provide Odyssey with the required proxyholder contact information so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote or submit questions at the Whitecap Meeting but will be able to participate as guests.

In addition to revocation in any other manner permitted by law, a Whitecap Shareholder may revoke a proxy: (i) by accessing the Whitecap Meeting by following the instructions under the heading “How to Participate at the Whitecap Meeting” in this Information Circular and voting their Whitecap Shares during the designated time; (ii) by instrument in writing executed by the Whitecap Shareholder or such Whitecap Shareholder’s attorney authorized in writing or if the Whitecap Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Odyssey, the transfer agent of Whitecap, at the office designated in the Notice of Special Meeting of Whitecap Shareholders not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Whitecap Meeting, (or any adjournment or postponement thereof); or (iii) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked.

Proxy Voting

The Whitecap Shares represented by an effective form of proxy will be voted or withheld from voting in accordance with such Whitecap Shareholder’s instructions. If the Whitecap Shareholder specifies a choice with respect to any matter to be acted upon, the Whitecap Shares will be voted accordingly. If a Whitecap Shareholder returns the form of proxy but does not indicate how to vote such Whitecap Shares, and does not appoint a person other than the persons designed on the form of proxy, such Whitecap Shares will be voted FOR approval of the Share Issuance Resolution. In respect of any other matters other than those set forth above which are to be considered at the Whitecap Meeting, where no choice is specified, the Whitecap Shares will be voted in favour of each matter identified in the accompanying Notice of Special Meeting of Whitecap Shareholders. Whitecap Shareholders have the right to appoint a person other than the persons designated in the enclosed form of proxy as proxy holder to vote the Whitecap Shares on their behalf.

The enclosed applicable form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting of Whitecap Shareholders and with respect to other matters which may properly come before the Whitecap Meeting or any adjournment or postponement thereof. As of the date hereof, management of Whitecap is not aware of any amendments, variations or other matters to come before the Whitecap Meeting. If a Whitecap Shareholder attends the Whitecap Meeting and is eligible to vote, such Whitecap Shareholder can vote on any amendments, variations or other matters that properly come before the Whitecap Meeting in accordance with the wishes of such Whitecap Shareholder. If a Whitecap Shareholder is voting by proxy, the persons named in the form of proxy will have discretionary authority to vote on any such amendments, variations or other matters that may properly come before the Whitecap Meeting, as he or she sees fit for each item of business at the Whitecap Meeting. Whitecap may utilize the Broadridge QuickVote™ service to assist Whitecap Beneficial Holders with voting their Whitecap Shares over the telephone.

Notice-and-Access

Whitecap has elected to use the Notice-and-Access Provisions for the Whitecap Meeting in respect of mailings to Whitecap Beneficial Holders, but not in respect of mailings to registered Whitecap Shareholders (i.e., a Whitecap Shareholder whose name appears on Whitecap’s records as a holder of Whitecap Shares). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to Whitecap Shareholders by allowing Whitecap to post the Information Circular and any additional materials online.

More specifically, Whitecap has elected to use procedures known as ‘stratification’ in relation to Whitecap’s use of the Notice-and- Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management’s discussion and analysis, to some shareholders together with a notice of a meeting of its shareholders. As a result, registered Whitecap Shareholders will receive a paper copy of the Notice of Special Meeting, this Information Circular and a form of proxy, whereas Whitecap Beneficial Holders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a Voting Instruction Form. In addition, a paper copy of the Notice of Special Meeting, this Information Circular and a voting direction will be mailed to those Whitecap Beneficial Holders who do not hold their Whitecap Shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of Whitecap’s most recently completed financial year was mailed to those registered Whitecap Shareholders and Whitecap Beneficial Holders who previously requested to receive such information.

The Information Circular and related Whitecap Meeting materials can also be accessed online at https://www.wcap.ca/investors/shareholder-meetings and Whitecap’s SEDAR+ profile at www.sedarplus.ca.

Voting Securities of Whitecap and Principal Holders thereof

As at March 26, 2025, there are 587,484,497 Whitecap Shares issued and outstanding which are its only outstanding voting securities. Each Whitecap Share entitles the holder thereof to one vote on a ballot at the Whitecap Meeting.

Whitecap Shareholders are entitled to vote if they were a holder of Whitecap Shares at the close of business on March 27, 2025, the record date for the Whitecap Meeting. Whitecap will prepare, as of the Whitecap Record Date, a list of Whitecap Shareholders entitled to receive the Notice of Special Meeting of Whitecap Shareholders and showing the number of Whitecap Shares held by each such Whitecap Shareholder. Whitecap Shareholders whose names have been entered in the register of holders of Whitecap Shares at the close of business on the Whitecap Record Date will be entitled to receive notice of and to vote the Whitecap Shares shown opposite such Whitecap Shareholder’s name at the Whitecap Meeting.

To the knowledge of the directors and officers of Whitecap, as of March 26, 2025, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Whitecap Shares.

How to Participate at the Whitecap Meeting

The Whitecap Meeting is being held in a virtual, audio only, format. Whitecap Shareholders and duly appointed proxyholders may only attend and participate in the Whitecap Meeting virtually via live audio webcast, including by asking questions during the question and answer session and voting online, provided they follow the instructions herein.

●	Registered Whitecap Shareholders and duly appointed proxyholders who participate by attending online will be able to listen to the proceedings of the Whitecap Meeting, ask questions and vote during the specified times, provided they remain connected to the internet.

●	If you are a Whitecap Beneficial Holder and wish to vote your Whitecap Shares online during the Whitecap Meeting, you must follow the instructions under “How can a Whitecap Beneficial Holder vote?” in the “Whitecap Q&A” at the front of this Information Circular. Whitecap Beneficial Holders who have not duly appointed themselves as proxyholders may still attend the Whitecap Meeting as guests, but will not be able to vote.

●	Guests, including Whitecap Beneficial Holders who have not duly appointed themselves as proxyholder, will be able to login and listen to the proceedings of the Whitecap Meeting but will not be able to vote or submit questions.

●	Attendees can login to the Whitecap Meeting by following the instructions below.

●	Log in online at: https://web.lumiconnect.com/215740943. The latest versions of Chrome, Safari, Microsoft Edge or Firefox will be needed. Whitecap recommends that you log in at least 30 to 60 minutes before the Whitecap Meeting starts. You should allow ample time to log in to the Whitecap Meeting to check compatibility and complete the related procedures.

●	For registered Whitecap Shareholders and duly appointed proxyholders, select “I have a Control Number/Username” and enter your 12-digit control number or Username and the password: “whitecap2025” (case sensitive).

OR

●	Click “I am a guest” and then complete the online form to access the Whitecap Meeting.

For registered Whitecap Shareholders: The control number located on the form of proxy or in the email notification delivered for the Whitecap Meeting is the control number to log in to the Whitecap Meeting. For duly-appointed proxyholders: Odyssey will provide the proxyholder with a Username by email after the proxy voting deadline has passed provided that the proxyholder has been duly appointed and registered as described in this Information Circular.

If a Whitecap Shareholder attends the Whitecap Meeting online, it is important to remain connected to the internet at all times in order to vote when the balloting commences. It is the responsibility of such Whitecap Shareholder to ensure internet connectivity is maintained for the duration of the Whitecap Meeting.

QUESTIONS AND OTHER ASSISTANCE

If you are a Whitecap Shareholder or a Veren Shareholder and you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy, Voting Instruction Form or Veren Letter of Transmittal, as applicable, please contact your financial, legal, tax or other professional advisors.

CONSENT OF BMO NESBITT BURNS INC.

TO:	The Board of Directors (the “Board”) of Veren Inc. (“Veren”)

RE:	Joint Management Information Circular of Veren and Whitecap Resources Inc. dated March 28, 2025 (the “Information Circular”)

We consent to the reference to our firm name and reference to and summary description of our fairness opinion dated March 9, 2025 (the “BMO Fairness Opinion”) in the Information Circular under the headings “Letter to Veren Shareholders”, “Veren Q&A”, “Glossary of Terms”, “Summary”, “Background to the Business Combination”, “Reasons for the Business Combination – Veren Board”, “Veren Fairness Opinions”, “Recommendation of the Veren Board” and to the inclusion of the full text of the BMO Fairness Opinion as Appendix E-1 to the Information Circular. The BMO Fairness Opinion was given as of March 9, 2025 and was based upon and remains subject to the assumptions, qualifications and limitations contained therein. In providing such consent, we do not intend that any person other than the Board may rely or shall be entitled to rely upon the BMO Fairness Opinion.

Yours very truly,

BMO NESBITT BURNS INC.
/s/ “BMO Nesbitt Burns Inc.”

March 28, 2025
Calgary, Alberta

CONSENT OF SCOTIA CAPITAL INC.

TO:	The Special Committee of the Board of Directors (the “Special Committee”) of Veren Inc. (“Veren”)

RE:	Joint Management Information Circular of Veren and Whitecap Resources Inc. dated March 28, 2025 (the “Information Circular”)

We consent to the reference to our firm name and reference to and summary description of our fairness opinion dated March 9, 2025 (the “Scotiabank Fairness Opinion”) in the Information Circular and to the inclusion of the full text of the Scotiabank Fairness Opinion as Appendix E-2 to the Information Circular. Our fairness opinion was given as March 9, 2025 and remains subject to the assumptions, qualifications and limitations contained therein. In providing such consent, we do not intend that any person other than the Special Committee may rely or shall be entitled to rely upon the Scotiabank Fairness Opinion.

Yours very truly,

SCOTIA CAPITAL INC.
/s/ “Scotia Capital Inc.”

March 28, 2025
Calgary, Alberta

CONSENT OF NATIONAL BANK FINANCIAL INC.

TO:	The Board of Directors (the “Board”) of Whitecap Resources Inc. (“Whitecap”)

Dear Sirs/Mesdames:

RE:	Joint Management Information Circular and Proxy Statement of Whitecap and Veren Inc. (“Veren”), dated March 28, 2025 (the “Information Circular”)

We refer to our written fairness opinion (the “Fairness Opinion”) dated March 9, 2025, which we prepared solely for the information of the Board in connection with the business combination involving Whitecap and Veren.

We hereby consent to the references to our firm name and summary description of the Fairness Opinion in the Information Circular and to the inclusion of the text of the Fairness Opinion as Appendix F of the Information Circular. The Fairness Opinion was given as at March 9, 2025 and remains subject to the assumptions, limitations and qualifications contained therein. In providing such consent, we do not intend that any person other than the Board may rely or shall be entitled to rely upon the Fairness Opinion.

Yours truly,

/s/ “National Bank Financial Inc.”
NATIONAL BANK FINANCIAL INC.

March 28, 2025
Calgary, Canada

APPENDIX A -

VEREN TRANSACTION RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (“Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 (the “ABCA”) involving Veren Inc. (“Veren”), Whitecap Resources Inc. (“Whitecap”), the shareholders of Veren (the “Veren Shareholders”) and other securityholders of Veren, to effect the business combination of Whitecap and Veren, as more particularly described and set forth in the joint management information circular and proxy statement of Veren and Whitecap accompanying the notices of meeting, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) to implement the Arrangement, the full text of which is set out as Schedule “A” to the business combination agreement dated March 9, 2025 between Veren and Whitecap (the “Business Combination Agreement”), as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.	Notwithstanding that this resolution has been passed by Veren Shareholders or that the Arrangement has been approved by the Court of King’s Bench of Alberta, the directors of Veren are hereby authorized and empowered without further notice to or approval of Veren Shareholders: (i) to amend the Business Combination Agreement or the Plan of Arrangement, to the extent permitted by the Business Combination Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Business Combination Agreement, not to proceed with the Arrangement.

4.	Any one director or officer of Veren be and is hereby authorized and directed for and on behalf of Veren to execute, under the corporate seal of Veren or otherwise, and to deliver to the Registrar under the ABCA for filing Articles of Arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Business Combination Agreement.

5.	Any one director or officer of Veren be and is hereby authorized and directed for, on behalf of, and in the name of Veren to execute or cause to be executed, under the corporate seal of Veren or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

A - 1

APPENDIX B -

SHARE ISSUANCE RESOLUTION

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The issuance of up to 643,508,954 common shares (“Whitecap Shares”) in the capital of Whitecap Resources Inc. (“Whitecap”) pursuant to a business combination (the “Business Combination”) by way of a plan of arrangement (“Plan of Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 involving Veren Inc. (“Veren”), Whitecap, the shareholders of Veren, and other securityholders of Veren, the full text of which is set out as Schedule “A” to the business combination agreement dated March 9, 2025 (the “Business Combination Agreement”) between Whitecap and Veren, as more particularly described and set forth in the joint management information circular and proxy statement of Whitecap and Veren and accompanying the notices of meeting, is hereby authorized and approved, such number of Whitecap Shares consisting of: (i) up to 643,008,954 Whitecap Shares issuable pursuant to the Plan of Arrangement; (ii) up to 400,000 Whitecap Shares issuable upon the exercise, settlement or redemption of the Veren RSAs that are issued and outstanding at the Effective Time under the Veren RSA Plan assumed by Whitecap pursuant to the Business Combination Agreement; and (iii) up to 100,000 Whitecap Shares to account for clerical and administrative matters, including the rounding of fractional Whitecap Shares to ensure that there are a sufficient number of Whitecap Shares to effect the Business Combination.

2.	The Business Combination Agreement, the actions of the directors of Whitecap in approving the Business Combination Agreement and the actions of the directors and officers of Whitecap in executing and delivering the Business Combination Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

3.	Notwithstanding that this resolution has been passed by the holders (the “Whitecap Shareholders”) of Whitecap Shares, or that the Arrangement has been approved by the Court of King’s Bench of Alberta, the directors of Whitecap are hereby authorized and empowered without further notice to or approval of Whitecap Shareholders: (i) to amend the Business Combination Agreement or the Plan of Arrangement, to the extent permitted by the Business Combination Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Business Combination Agreement, not to proceed with the Business Combination.

4.	Capitalized terms used herein that are not defined herein shall have the meanings ascribed thereto in the Business Combination Agreement.

5.	Any one director or officer of Whitecap is hereby authorized and directed, for and on behalf of Whitecap, to execute or cause to be executed, under the corporate seal of Whitecap or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

B - 1

APPENDIX C -

BUSINESS COMBINATION AGREEMENT

[See attached.]

Execution Copy

BUSINESS COMBINATION AGREEMENT

between

WHITECAP RESOURCES INC.

and

VEREN INC.

March 9, 2025

Article 1 INTERPRETATION		5
1.1	Definitions	19
1.2	Interpretation Not Affected by Headings, etc.	19
1.3	Number, etc.	19
1.4	Date for Any Action	19
1.5	Entire Agreement	20
1.6	Currency	20
1.7	Accounting Matters	20
1.8	Disclosure in Writing	20
1.9	References to Legislation	20
1.10	Knowledge	20
1.11	No Strict Construction	20
1.12	Schedules	20
Article 2 THE BUSINESS COMBINATION AND MEETINGS		21
2.1	Plan of Arrangement	21
2.2	Veren Board Recommendation	22
2.3	Whitecap Board Recommendation	22
2.4	Circular and Meetings	23
2.5	Court Proceedings	25
2.6	Effective Date	25
2.7	Payment of Consideration	26
2.8	Board of Directors and Senior Management of Whitecap upon completion of the Business Combination	26
2.9	Employee and Director Matters	26
2.10	Treatment of Veren Incentives	27
2.11	Treatment of Whitecap Incentives	31
2.12	Applicable U.S. Securities Laws	31
2.13	Income Tax Matters and Withholdings Obligations	32
Article 3 COVENANTS AND ADDITIONAL AGREEMENTS		32
3.1	Conduct of Business of Whitecap	32
3.2	Conduct of Business of Veren	35
3.3	Mutual Covenants Regarding the Business Combination	37
3.4	Additional Covenants of Whitecap	39
3.5	Additional Covenants of Veren	40
3.6	Key Regulatory Approval	41
3.7	Financings	42
3.8	Financing Assistance	44
3.9	Debt Financing Sources	46
Article 4 REPRESENTATIONS AND WARRANTIES OF WHITECAP		46
4.1	Representations and Warranties of Whitecap	46
4.2	Investigation	47
4.3	Disclaimer	47
4.4	Survival of Representations and Warranties	47
Article 5 REPRESENTATIONS AND WARRANTIES OF VEREN		47
5.1	Representations and Warranties of Veren	47
5.2	Investigation	47
5.3	Disclaimer	47
5.4	Survival of Representations and Warranties	47

Article 6 CONDITIONS PRECEDENT		47
6.1	Mutual Conditions Precedent	47
6.2	Additional Conditions to Obligations of Whitecap	48
6.3	Additional Conditions to Obligations of Veren	49
6.4	Notice and Cure Provisions	50
6.5	Merger of Conditions	51
Article 7 ADDITIONAL AGREEMENTS		51
7.1	Covenants Regarding Non-Solicitation	51
7.2	Whitecap Disposition of Rights	55
7.3	Veren Disposition of Rights	56
7.4	Quantum of Termination Amounts and Specific Performance	57
7.5	Fees and Expenses	57
7.6	Access to Information; Confidentiality	57
7.7	Insurance and Indemnification	58
7.8	Financial Advisors	59
7.9	Privacy Issues	59
Article 8 AMENDMENT		60
8.1	Amendment	60
Article 9 TERMINATION		61
9.1	Termination	61
9.2	Notice and Effect of Termination	62
9.3	Waiver	62
Article 10 NOTICES		62
10.1	Notices	62
Article 11 GENERAL		63
11.1	Binding Effect	63
11.2	Assignment	63
11.3	Disclosure	63
11.4	Severability	64
11.5	Further Assurances	64
11.6	Time of Essence	64
11.7	Governing Law	64
11.8	Specific Performance	64
11.9	Third Party Beneficiaries	65
11.10	Counterparts	65

SCHEDULES

SCHEDULE “A”	-	Plan of Arrangement
SCHEDULE “B”	-	Form of Veren Transaction Resolution
SCHEDULE “C”	-	Form of Share Issuance Resolution
SCHEDULE “D”	-	Representations and Warranties of Whitecap
SCHEDULE “E”	-	Representations and Warranties of Veren
SCHEDULE “F”	-	Form of Veren Option Exercise or Surrender Agreement
SCHEDULE “G”	-	Form of Veren PSU Consent Agreement

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT dated the 9th day of March, 2025

BETWEEN:

WHITECAP RESOURCES INC., a corporation existing under the laws of the Province of Alberta (“Whitecap”)

- and -

VEREN INC., a corporation existing under the laws of the Province of Alberta (“Veren”)

WHEREAS Whitecap and Veren wish to complete a transaction involving the acquisition by Whitecap of all the issued and outstanding Veren Shares in exchange for Whitecap Shares, all in accordance with the terms set out herein;

AND WHEREAS Whitecap and Veren wish to carry out the transactions contemplated by this Agreement by way of a plan of arrangement of Veren under the provisions of the ABCA;

AND WHEREAS the Whitecap Board and the Veren Board have determined that it would be in the best interests of Whitecap and Veren, respectively, to enter into this Agreement and to complete the transactions contemplated herein;

AND WHEREAS concurrently with the execution of this Agreement, Whitecap has entered into the Veren Support Agreements with the Supporting Veren Shareholders and Veren has entered into the Whitecap Support Agreements with the Supporting Whitecap Shareholders;

AND WHEREAS concurrently with the execution of this Agreement, (i) certain holders of Veren Options holding not less than 66 2/3% of the outstanding Veren Options have entered into Veren Option Exercise or Surrender Agreements and/or Veren Support Agreements that evidence their approval and support of the Business Combination; and (ii) certain holders of Veren PSUs holding not less than 66 2/3% of the outstanding Veren PSUs have entered into Veren Support Agreements that evidence their approval and support of the Business Combination;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

AND WHEREAS for U.S. federal income Tax purposes the Parties intend that (a) the transactions contemplated by this Agreement shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (b) this Agreement be adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Internal Revenue Code and the U.S. Treasury Regulations promulgated thereunder;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, including the preamble and recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“Abandoned Pipelines” means [description redacted];

“ABCA” means the Business Corporations Act, RSA 2000, c B-9;

“Accordion Commitment Letter” means the executed debt commitment letter from National Bank of Canada, National Bank Financial Markets and The Toronto-Dominion Bank in favour of Whitecap, providing for new up to $3.5 billion credit facilities or an increase of $500 million to the syndicated credit facility of Whitecap provided pursuant to the Whitecap Credit Agreement (in effect on the Agreement Date) through an exercise of the accordion feature in the Whitecap Credit Agreement, as such commitment letter is in effect on the Agreement Date and delivered to Veren and related term sheets and fee letters to provide the Accordion Debt Financing to Whitecap, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time to the extent permitted hereunder;

“Accordion Debt Financing” means the commitments and/or the financing under the Accordion Commitment Letter and/or any other financing the proceeds of which are intended to be used to complete the financings described therein;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and one or more of its wholly-owned subsidiaries, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to a Party’s shareholders and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)	any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of a Party that, when taken together with the shares and other securities of such Party held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of such Party or rights or interests therein and thereto;

(b)	any direct or indirect acquisition or purchase of 20% or more of the assets (or any joint venture, lease, long- term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of a Party and its subsidiaries taken as a whole (and, for greater certainty, assets shall include shares of subsidiaries owned by a Party);

(c)	an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving a Party or its subsidiaries that collectively own assets to which 20% or more of such Party’s revenues or earnings on a consolidated basis are attributable;

(d)	any take-over bid, issuer bid, exchange offer or similar transaction involving a Party or its subsidiaries that, if consummated, would result in a Person or group of Persons acting jointly or in concert with such Person acquiring beneficial ownership of 20% or more of any class of equity or voting securities of such Party; or

(e)	any transaction that would reasonably be expected to materially reduce the benefits to the Other Party of the Business Combination or impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Business Combination;

“AFEs” has the meaning ascribed thereto in Section 7.6(a);

“affiliate” means any Person that is affiliated with another Person in accordance with the meaning of the Securities Act;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Business Combination Agreement (including the Schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Agreement Date” means March 9, 2025;

“Anti-Corruption Laws” means collectively, the FCPA, the Corruption of Foreign Public Officials Act (Canada), the Money Laundering Laws and the rules and regulations promulgated thereunder or under any other applicable legislation of any jurisdiction covering a similar subject matter;

“Applicable Canadian Securities Laws” means, collectively, the Securities Act or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act) and all rules, regulations and orders promulgated thereunder and, with respect to Veren, all rules, by-laws and regulations of the NYSE;

“ARC” means an advance ruling certificate issued by the Commissioner under section 102 of the Competition Act;

“Articles of Arrangement” means the articles of arrangement in respect of the Plan of Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Business Combination have been satisfied or waived, to give effect to the Business Combination;

“associate” has the meaning ascribed thereto in the Securities Act; “BMO Capital Markets” means BMO Nesbitt Burns Inc.; “Bridge Commitment Letter” means the executed debt commitment letter from National Bank of Canada, National Bank Financial Markets and The Toronto-Dominion Bank in favour of Whitecap, providing for a $1 billion bond backstop credit facility as in effect on the Agreement Date and delivered to Veren and related term sheets and fee letters to provide the Bridge Debt Financing to Whitecap, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time to the extent permitted hereunder;

“Bridge Debt Financing” means the commitments and/or the financing under the Bridge Commitment Letter and/or any other financing the proceeds of which are intended to be used to complete the financings described therein;

“Business Combination” means the business combination of Whitecap and Veren, to be completed by way of an arrangement of Veren pursuant to section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Business Day” means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;

“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement;

“Circular” means the joint management information circular of Veren and Whitecap to be sent by Veren to the Veren Shareholders (and any other Persons required by the Interim Order) in connection with the Veren Meeting and to be sent by Whitecap to the Whitecap Shareholders (and any other Persons required by the ABCA) in connection with the Whitecap Meeting, together with any amendments thereto or supplements thereof;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives where the context requires;

“Competition Act” means the Competition Act, RSC 1985, c C-34;

“Competition Act Approval” means the occurrence of one or more of the following, in respect of the transactions contemplated by this Agreement:

(a)	the Commissioner shall have issued an ARC; or

(b)	both (i) either the waiting period has expired or been terminated by the Commissioner under sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under section 113(c) thereof, and (ii) unless waived by the Parties, such waiver not to be unreasonably withheld or delayed, the Commissioner shall have issued a No Action Letter, on terms and conditions satisfactory to Whitecap and Veren, each acting reasonably;

“Confidentiality Agreement” means the mutual confidentiality agreement between Whitecap and Veren dated November 12, 2024, as amended from time to time, and the common interest privilege agreement between Whitecap and Veren dated February 28, 2025, as amended from time to time;

“Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

“Court” means the Court of King’s Bench of Alberta;

“Debt Commitment Letters” means, collectively, the Accordion Commitment Letter and the Bridge Commitment Letter;

“Debt Financing Sources” means the agents, arrangers, lenders, underwriters and other Persons that have committed or been engaged to provide or arrange (including through soliciting purchasers of, or otherwise placing, notes or other debt) or otherwise entered into agreements in connection with all or any part of the Debt Financings, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns;

“Debt Financings” means, collectively, the Accordion Debt Financing, the Bridge Debt Financing and the Whitecap Credit Agreement Financing;

“Depositary” means the Person appointed by the Parties in connection with the Business Combination for the purpose of receiving deposits of certificates formerly representing Veren Shares;

“Disclosing Party” has the meaning ascribed thereto in Section 7.9(a);

“Dissent Rights” has the meaning ascribed thereto in the Plan of Arrangement; “Downgrade Expiry Date” means the first day after the end of the Downgrade Window;

“Downgrade Window” means the period ending on the later of (a) the date falling 60 days after the date that the Business Combination is publicly announced, and (b) if DBRS Limited makes a public announcement at any time after such public announcement of the Business Combination and prior to such 60th day that it is considering for possible downgrade any of the Veren IG Notes, the date on which DBRS Limited makes a public announcement that such notes are no longer being considered for possible downgrade, if, on such later date, all of the Veren IG Notes are rated BBB(low) or higher by DBRS Limited;

“Economic Sanctions” means the economic sanctions administered by OFAC, Global Affairs Canada or Public Safety Canada or any Applicable Law or executive order relating thereto;

“Effective Date” means the date the Business Combination becomes effective in accordance with the ABCA;

“Effective Time” means the time on the Effective Date at which the Articles of Arrangement are filed in accordance with section 193(4.1) of the ABCA;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

“Environment” means the natural components of the earth and includes: (i) any land (including land surface or subsurface strata), soil or underground space, surface water, ground water, body of water, sediment, and air (including all layers of the atmosphere); (ii) all organic and inorganic matter and living organisms; (iii) the interacting natural systems that include components referred to in clauses (i) and (ii); (iv) the environment or natural environment as defined in any Environmental Laws; and (v) any other environmental medium or natural resource;

“Environmental Laws” means, with respect to any one or more Persons or its or their business, activities, property, assets or undertaking, all Laws relating to the Environment or health and safety matters of the jurisdictions applicable to such Person or Persons or its or their business, activities, property, assets or undertaking, including Laws relating to the storage, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release or disposal of, or exposure to, Hazardous Substances;

“ESVA Dividend Equivalent” means, in respect of a Veren ESVA, the aggregate amount paid by Veren in dividends per Veren Share from the Grant Date (as defined in the Veren ESV Plan) of such Veren ESVA, plus an amount equal to the amount per Veren Share of any Unpaid Dividend;

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended;

“Final Order” means the order of the Court approving the Business Combination pursuant to section 193(4) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both Veren and Whitecap, each acting reasonably;

“Financing Documents” has the meaning ascribed thereto in Section 3.7(a); “Financing Materials” has the meaning ascribed thereto in Section 3.8(c);

“Governmental Authority” means any: (i) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“Hazardous Substances” means all material, substance and waste that is prohibited, listed, defined, designated, classified or regulated under or pursuant to any Environmental Laws, including any pollutant, substance, dangerous substance, toxic substance, hazardous material, hazardous substance, waste, hazardous waste, dangerous good or contaminant, whether natural or artificial, and all breakdown substances, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor, asbestos or asbestos-containing materials in any form or condition, and polychlorinated biphenyls;

“Hedging Transaction” means: (i) any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity loan, commodity consignment, commodity lease, commodity swap, commodity option, commodity purchase or sale (including, a forward Contract and whether settled by physical or financial delivery), equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, transaction to buy, sell, borrow or lend securities or any other similar transaction (including any option with respect to any of these transactions); and (ii) any derivative or combination of these transactions;

“IFRS” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;

“Independent Contractors” means those Persons engaged to provide services to Veren or a Veren Subsidiary;

“Information Technology” means all: (i) computer, information technology, data processing, and communications systems, components, facilities, and services, including all software, hardware, networks, interfaces, platforms, databases and related data, switches, telecommunications equipment, operating systems, websites, website content, links; and (ii) equipment relating to the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format;

“Intellectual Property Rights” means any right or protection existing from time to time in any jurisdiction throughout the world, whether registered or not, under any patent law or other invention or discovery law, copyright law, industrial design law, confidential information law (including breach of confidence), trade secret law, trademark law, and any other industrial or intellectual property laws, including all registrations, applications for registration, divisionals and renewals for any of the foregoing (as applicable), legislation by competent Governmental Authorities and judicial decisions under common law or equity, and rights and remedies against past, present, and future infringement, misappropriation, or other violation of any such right or protection;

“Interim Order” means the interim order of the Court concerning the Business Combination under section 193(4) of the ABCA, containing declarations and directions with respect to the Business Combination and the holding of the Veren Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both Veren and Whitecap, each acting reasonably;

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, including any successor provisions and transition rules, whether or not codified;

“Key Regulatory Approval” means the Competition Act Approval;

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“Matching Period” has the meaning ascribed thereto in Section 7.1(d);

“Material Adverse Change” or “Material Adverse Effect” means, with respect to either Party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would individually or in the aggregate reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Party and its subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)	any change, development or condition generally affecting the industries, businesses or segments thereof in which such Party and its respective subsidiaries operate;

(b)	any change, development or condition in or relating to global, international, national or regional political conditions (including strikes, lockouts, riots, blockades or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial, credit or capital markets;

(c)	any change, development or condition resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non- application of any Laws by any Governmental Authority (including, for greater certainty, any change to the Tax Act or other applicable taxing legislation or to tax rates);

(e)	any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to the oil and gas exploration, development and production businesses;

(f)	any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(g)	any epidemic, pandemic, disease outbreak, other health crisis or public health event;

(h)	any decline in the market price for crude oil, natural gas or related hydrocarbons on a current or forward basis;

(i)	any actions taken (or omitted to be taken) at the written request of the Other Party;

(j)	any action taken by the Party or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but, for greater certainty, including any steps taken pursuant to Sections 3.3);

(k)	any matter which has been disclosed in the Whitecap Disclosure Letter or the Veren Disclosure Letter, as applicable, or in a document filed by the Party since January 1, 2024 until two (2) Business Days prior to the Agreement Date with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the Party’s profile on SEDAR+ at www.sedarplus.ca;

(l)	the execution, announcement, pendency or performance of the Business Combination Agreement or the consummation of the Business Combination;

(m)	the failure of the Party to meet any internal, published, public or analyst projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(n)	any change in the market price, credit rating or trading volume of any securities of the Party or the Party’s corporate credit rating (it being understood that the causes underlying such change in market price, credit rating or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); or

(o)	any change to any existing, or the imposition of any new, import or export restriction, prohibition, tariff, duty, charge or tax imposed by:

(i)	the federal or a state or other government of the United States of America on goods (including petroleum products) imported from or exported to Canada; or

(ii)	the federal or a provincial or other government of Canada on goods (including petroleum products) imported from or exported to the United States of America;

provided, however, that: (i) with respect to clauses (a) through and including (h), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the oil and gas industry (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect); and (ii) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

“material change” has the meaning ascribed thereto in the Securities Act;

“Material Subsidiary” means a subsidiary, the total assets of which constitute more than 10% of the consolidated assets of Whitecap or Veren (as applicable) as at December 31, 2024, the total liabilities of which constitute more than 10% of the consolidated liabilities of Whitecap or Veren (as applicable) as at December 31, 2024, or the total revenues of which constitute more than 10% of the consolidated revenues of Whitecap or Veren (as applicable) for the year ended December 31, 2024;

“McDaniel” means McDaniel & Associates Consultants Ltd.; “misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Money Laundering Laws” means collectively, the applicable anti-money laundering statutes and the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency;

“No Action Letter” means a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act;

“Non-Continuing Veren Individuals” has the meaning ascribed thereto in Section 2.9(a); “NYSE” means the New York Stock Exchange;

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department; “OHSL” means Occupational Health and Safety legislation;

“Operating Credit Facility Agreement” means the fifth amended and restated operating credit facility agreement dated as of October 30, 2024 between Veren, as borrower, and The Bank of Nova Scotia, as lender;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“Other Party” means: (i) with respect to Whitecap, Veren; and (ii) with respect to Veren, Whitecap;

“Outside Date” means the date that is six (6) months after the date hereof, provided that if the Key Regulatory Approval has not been obtained by that date and the Key Regulatory Approval has not been denied by a non-appealable decision of a Governmental Authority, the Outside Date may be extended by one (1) three (3) month period by either Party delivering a notice to the Other Party of its election of such extension delivered on or before the Outside Date then in effect, and thereafter the Outside Date may be extended by the mutual agreement of the Parties in writing;

“Parties” means Whitecap and Veren, and “Party” means either of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Personal Information” means any information that is defined as “personal information” under Applicable Law;

“Plan of Arrangement” means the plan of arrangement in the form attached hereto as Schedule “A”, as the same may be amended or supplemented from time to time in accordance with the terms hereof, thereof or at the direction of the Court in the Final Order;

“Receiving Party” has the meaning ascribed thereto in Section 7.1(c); “Recipient” has the meaning ascribed thereto in Section 7.9(a);

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the ABCA;

“Release” means any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into or through the Environment that would constitute a violation of Environmental Law;

“Representatives” has the meaning ascribed thereto in Section 7.1(a); “Responding Party” has the meaning ascribed thereto in Section 7.1(c);

“Return” means any written or electronic report, return, statement, claim for refund, estimate, election, designation, form, declaration of estimated tax, information statement and information return relating to, or required to be filed or actually filed with a Governmental Authority in connection with, any Taxes;

“RSA Dividend Amount” means in respect of each Veren RSU the amount that is accrued on such Veren RSA for amounts paid by Veren in dividends on the Veren Shares, pursuant to and in accordance with the Veren RSA Plan, plus an amount equal to the amount per Veren Share of any Unpaid Dividend;

“Scotiabank” means Scotia Capital Inc.;

“Securities Act” means the Securities Act, RSA 2000, c S-4;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Share Issuance Resolution” means the ordinary resolution to be considered by the Whitecap Shareholders at the Whitecap Meeting, substantially in the form included in Schedule “C” attached hereto;

“Special Committee” means the special committee of the Veren Board;

“Special Dividend” means a monthly dividend declared by the Veren Board and paid by Veren or Whitecap (on behalf of Veren) in respect of the month of May 2025 (if the Effective Date does not occur in May 2025) and every calendar month thereafter in which the Effective Date does not occur, in the amount of $0.03833 per Veren Share (being one- third of Veren’s current quarterly dividend per Veren Share), which monthly dividend(s) shall have a record date that is prior to the Effective Date;

“STIP” means the short-term incentive plan of Veren;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal:

(a)	that complies with all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

(b)	that is not subject to a financing condition;

(c)	that is not subject to any due diligence condition and/or access condition;

(d)	to acquire not less than all of the applicable Party’s outstanding common shares or not less than substantially all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the applicable Party and its subsidiaries and partnership interests;

(e)	that the applicable Party’s board of directors and any relevant committee thereof has determined in good faith (after receipt of advice from its professional financial advisors and external legal counsel) is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(f)	that the applicable Party’s board of directors and any relevant committee thereof determines in good faith, after consultation with its professional financial advisors, would be, if consummated in accordance with its terms, more favourable, from a financial point of view, to the holders of its common shares than the Business Combination;

“Support Agreements” means collectively, the Veren Support Agreements and the Whitecap Support Agreements; “Supporting Veren Shareholders” means each of the directors and executive officers of Veren;

“Supporting Whitecap Shareholders” means each of the directors and executive officers of Whitecap;

“Syndicated Credit Agreement” means the fifth amended and restated syndicated credit agreement dated as of October 30, 2024 among Veren, as Borrower, The Bank of Nova Scotia, as Agent, and the financial institutions party thereto as Lenders from time to time;

“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Applicable Laws and howsoever denominated, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, employment insurance, health and health insurance, social services, education and social security taxes, fuel taxes or levies, all surtaxes, all customs duties and import and export taxes, pension plan and workers compensation premiums or contributions, royalties, carbon taxes or levies and other obligations of the same or of a similar nature to any of the foregoing;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp);

“Transferred Information” has the meaning ascribed thereto in Section 7.9(a); “TSX” means the Toronto Stock Exchange;

“Unpaid Dividend” means any dividend declared by the Veren Board that has a record date that is prior to the Effective Date and a payment date that is subsequent to the Effective Date;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; “U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Treasury Regulations” means the Treasury regulations promulgated under the Internal Revenue Code; “Veren” means Veren Inc., a corporation existing under the ABCA;

“Veren 3.94% Cdn Notes” means the 3.94% notes of Veren due April 22, 2025; “Veren 4.08% US Notes” means the 4.08% notes of Veren due April 22, 2025;

“Veren 4.18% US Notes” means the 4.18% notes of Veren due April 22, 2027; “Veren 4.30% US Notes” means the 4.30% notes of Veren due April 11, 2025;

“Veren 4.968% Cdn Notes” means the 4.968% notes of Veren due June 21, 2029; “Veren 5.503% Cdn Notes” means the 5.503% notes of Veren due June 21, 2034; “Veren Accelerated ESVAs” has the meaning ascribed thereto in Section 2.10(b)(iii);

“Veren Accelerated Incentive Securities” has the meaning ascribed thereto in Section 2.10(b)(v); “Veren Accelerated PSUs” has the meaning ascribed thereto in Section 2.10(b)(iv);

“Veren Accelerated RSAs” has the meaning ascribed thereto in Section 2.10(b)(ii); “Veren Balance Sheet” has the meaning ascribed thereto in Section (cc) of Schedule “E”; “Veren Board” means the board of directors of Veren;

“Veren Board Recommendation” has the meaning ascribed thereto in Section 2.2(a);

“Veren Capital Program” means the capital program of Veren disclosed in writing by Veren to Whitecap;

“Veren Credit Agreements” means, collectively, the Syndicated Credit Agreement and the Operating Credit Facility Agreement;

“Veren Data Room” means the electronic data room, as it existed as of 10:00 p.m. (Calgary, Alberta time) on March 7, 2025, and made available by Veren to Whitecap and its Representatives in connection with the transactions contemplated hereby;

“Veren Disclosure Letter” means the disclosure letter dated the Agreement Date from Veren to Whitecap; “Veren Disposition Event” has the meaning ascribed thereto in Section 7.3;

“Veren DSU Plan” means the amended and restated deferred share unit plan for directors and designated employees of Veren initially approved on November 9, 2011, as amended in accordance with its terms from time to time;

“Veren DSUs” means the deferred share units, whether vested or unvested, granted pursuant to the Veren DSU Plan; “Veren Employee Plans” has the meaning ascribed thereto in Section (qq) of Schedule “E”;

“Veren Employees” means individuals employed by Veren or a Veren Subsidiary on a full-time, part-time or temporary basis, and for greater certainty includes officers of Veren;

“Veren ESV Plan” means the employee share value plan of Veren dated effective April 2020, as amended in accordance with its terms from time to time;

“Veren ESVAs” means the employee share value awards, whether vested or unvested, granted pursuant to the Veren ESV Plan;

“Veren Fairness Opinions” means the opinions of each of BMO Capital Markets, as financial advisor to Veren, and Scotiabank, as financial advisor to the Special Committee, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the exchange ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to the Veren Shareholders;

“Veren Financial Statements” means the audited consolidated financial statements of Veren as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon;

“Veren Group” has the meaning ascribed thereto in Section 3.2(a);

“Veren IG Notes” means the Veren 4.968% Cdn Notes and the Veren 5.503% Cdn Notes;

“Veren Incentive Plans” means, collectively, the Veren Option Plan, the Veren DSU Plan, the Veren PSU Plan, the Veren RSA Plan, and the Veren ESV Plan;

“Veren Incentives” means, collectively, the Veren Options, the Veren DSUs, the Veren PSUs, the Veren RSAs and the Veren ESVAs;

“Veren Information” means the information describing Veren and its business, operations and affairs required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws;

“Veren IP” has the meaning ascribed thereto in Section (vv) of Schedule “E”; “Veren IT” has the meaning ascribed thereto in Section (vv) of Schedule “E”;

“Veren Material Contracts” means the Contracts described in Section (w) of Schedule “E”, together with all exhibits, schedules and amendments to such Contracts;

“Veren Meeting” means the special meeting of Veren Shareholders to be called and held in accordance with this Agreement and the Interim Order to permit the Veren Shareholders to consider the Veren Transaction Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Veren Note Indenture” means the trust indenture dated as of June 21, 2024 between Veren, as Issuer, and Computershare Trust Company of Canada, as Trustee;

“Veren Notes” means collectively, the Veren 4.30% US Notes, the Veren 3.94% Cdn Notes, the Veren 4.08% US Notes, the Veren 4.18% US Notes, the Veren 4.968% Cdn Notes and the Veren 5.503% Cdn Notes;

“Veren Option Exercise or Surrender Agreements” mean the agreements to be entered into between Veren and the holders of the outstanding Veren Options, in the form attached hereto as Schedule “F”, whereby each holder conditionally agrees, with effect as at immediately prior to the Effective Time, to (a) exercise Veren Options in accordance with their terms, or (b) surrender to Veren for cancellation Veren Options, for (i) a cash payment from Veren equal to the “in-the-money amount” of such Veren Options or (ii) a combination of cash and a number of Veren Shares together having an aggregate fair market value equal to the “in-the-money amount” of such Veren Options;

“Veren Option Plan” means the stock option plan of Veren dated effective as of January 3, 2018, as amended in accordance with its terms from time to time;

“Veren Options” means the options to purchase Veren Shares, whether vested or unvested, granted pursuant to the Veren Option Plan;

“Veren PSU Consent Agreements” mean the agreements to be entered into between Veren and the holders of the outstanding Veren PSUs, in the form attached hereto as Schedule “G”, whereby each holder conditionally agrees, with effect as at immediately prior to the Effective Time, that all such holders of Veren Accelerated PSUs (if any) shall be treated in accordance with Section 2.10(b)(iv) and the Plan of Arrangement;

“Veren PSU Plan” means the performance share unit plan of Veren dated effective April 26, 2017, as amended in accordance with its terms from time to time;

“Veren PSUs” means the performance share units, whether vested or unvested, granted pursuant to the Veren PSU Plan and includes any fractional performance share unit;

“Veren Required Approval” has the meaning ascribed thereto in Section 2.1(c)(ii);

“Veren Reserves Report” means the report prepared by McDaniel and dated January 20, 2025 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to Veren’s properties as at December 31, 2024, a true and complete copy of which has been disclosed in writing by Veren to Whitecap;

“Veren RSA Plan” means the restricted share bonus plan of Veren dated effective July 2, 2009, as amended in accordance with its terms from time to time;

“Veren RSAs” means the restricted share awards, whether vested or unvested, granted pursuant to the Veren RSA Plan;

“Veren Settled DSUs” has the meaning ascribed thereto in Section 2.10(b)(v);

“Veren Shareholders” means the registered and/or beneficial holders of Veren Shares, as the context requires; “Veren Shares” means the common shares of Veren;

“Veren Subsidiaries” means Veren Partnership, Veren Holdings Ltd., Veren U.S. Corp., Veren Rockies Corp., Veren LNG Corp., Inception General Partner Inc. and Hammerhead Energy Inc.;

“Veren Support Agreements” means the support agreements entered into between the Supporting Veren Shareholders and Whitecap, dated as of the Agreement Date;

“Veren Termination Amount” has the meaning ascribed thereto in Section 7.3;

“Veren Transaction Resolution” means the special resolution in respect of the Business Combination to be considered and voted on by the Veren Shareholders at the Veren Meeting, substantially in the form included in Schedule “B” attached hereto, including any amendments or variations made thereto in accordance with this Agreement or at the direction of the Court in the Interim Order, provided any amendments made at the discretion of the Court in the Interim Order are acceptable to Veren and Whitecap, each acting reasonably;

“Whitecap” means Whitecap Resources Inc., a corporation existing under the ABCA; “Whitecap 3.90% Notes” means the 3.90% notes of Whitecap due December 20, 2026;

“Whitecap 4.382% Notes” means the 4.382% notes of Whitecap due November 1, 2029;

“Whitecap AIP” means the amended and restated 2013 award incentive plan of Whitecap dated as of April 30, 2013;

“Whitecap AIP PAs” means the performance awards, whether vested or unvested, granted pursuant to the Whitecap AIP;

“Whitecap AIP TAs” means the time-based awards, whether vested or unvested, granted pursuant to the Whitecap AIP;

“Whitecap Balance Sheet” has the meaning ascribed thereto in Section (dd) of Schedule “D”; “Whitecap Board” means the board of directors of Whitecap;

“Whitecap Board Recommendation” has the meaning ascribed thereto in Section 2.3(a);

“Whitecap Capital Program” means the capital program of Whitecap disclosed in writing by Whitecap to Veren;

“Whitecap Credit Agreement” means the credit agreement dated as of September 19, 2024 among Whitecap, as Borrower, the persons party thereto from time to time in their capacity as Lenders, and National Bank of Canada, as Administrative Agent, as such credit agreement may be amended, amended and restated, replaced or otherwise modified in accordance with the Debt Commitment Letters;

“Whitecap Credit Agreement Financing” means the drawdown by Whitecap on the Effective Date under the Whitecap Credit Agreement in an amount sufficient to repay in full the Veren Credit Agreements;

“Whitecap Data Room” means the electronic data room, as it existed as of 10:00 p.m. (Calgary, Alberta time) on March 7, 2025, and made available by Whitecap to Veren and its Representatives in connection with the transactions contemplated hereby;

“Whitecap Disclosure Letter” means the disclosure letter dated the Agreement Date from Whitecap to Veren; “Whitecap Disposition Event” has the meaning ascribed thereto in Section 7.2;

“Whitecap Employee Plans” has the meaning ascribed thereto in Section (rr) of Schedule “D”;

“Whitecap Fairness Opinion” means the opinion of National Bank Financial Inc., as financial advisor to Whitecap, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the exchange ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to the Whitecap Shareholders;

“Whitecap Financial Statements” means the audited consolidated financial statements of Whitecap as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon;

“Whitecap Group” has the meaning ascribed thereto in Section 3.1(a);

“Whitecap Incentive Plan” means the Whitecap AIP;

“Whitecap Incentives” means, collectively, the Whitecap AIP PAs and the Whitecap AIP TAs;

“Whitecap Information” means the information describing Whitecap and its business, operations and affairs required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws;

“Whitecap IP” has the meaning ascribed thereto in Section (ww) of Schedule “D”; “Whitecap IT” has the meaning ascribed thereto in Section (ww) of Schedule “D”;

“Whitecap Material Contracts” means the Contracts described in Section (x) of Schedule “D”, together with all exhibits, schedules and amendments to such Contracts;

“Whitecap Meeting” means the special meeting of Whitecap Shareholders to be called to permit the Whitecap Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Whitecap Notes” means collectively, the Whitecap 3.90% Notes and the Whitecap 4.382% Notes;

“Whitecap Reserves Report” means the report prepared by McDaniel and dated February 2, 2025 evaluating the crude oil, natural gas, natural gas liquids, and sulphur reserves attributable to Whitecap’s properties as at December 31, 2024, a true and complete copy of which has been disclosed in writing by Whitecap to Veren;

“Whitecap Shareholders” means the holders of Whitecap Shares; “Whitecap Shares” means the common shares of Whitecap;

“Whitecap Subsidiaries” means Amos & Co. Ltd. and 2136146 Alberta Ltd.;

“Whitecap Support Agreements” means the support agreements entered into between the Supporting Whitecap Shareholders and Veren, dated as of the Agreement Date; and

“Whitecap Termination Amount” has the meaning ascribed thereto in Section 7.2.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Entire Agreement

This Agreement, the Confidentiality Agreement (to the extent that the provisions of the Confidentiality Agreement have not been superseded by the provisions of this Agreement), together with the agreements and documents referred to herein and therein, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. For greater certainty, the Support Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6	Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with IFRS.

1.8	Disclosure in Writing

Reference to “disclosure in writing” or similar references herein shall, in the case of disclosure to Whitecap be references exclusively to the Veren Disclosure Letter, or in the case of disclosure to Veren be references exclusively to the Whitecap Disclosure Letter.

1.9	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10	Knowledge

In this Agreement, references to “to the knowledge of” means the actual knowledge of the Executive Officers of Whitecap or Veren, as the case may be, after such inquiry as such officers shall consider reasonable in the circumstances. For purposes of this Section 1.10 “Executive Officers” in the case of Whitecap means Whitecap’s [positions redacted], and in the case of Veren means Veren’s [positions redacted].

1.11	No Strict Construction

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.12	Schedules

The following schedules attached hereto are incorporated into, and form an integral part of, this Agreement:

SCHEDULE “A”	-	Plan of Arrangement
SCHEDULE “B”	-	Form of Veren Transaction Resolution
SCHEDULE “C”	-	Form of Share Issuance Resolution
SCHEDULE “D”	-	Representations and Warranties of Whitecap
SCHEDULE “E”	-	Representations and Warranties of Veren
SCHEDULE “F”	-	Form of Veren Option Exercise or Surrender Agreement
SCHEDULE “G”	-	Form of Veren PSU Consent Agreement

ARTICLE 2

THE BUSINESS COMBINATION AND MEETINGS

2.1	Plan of Arrangement

(a)	Subject to the terms and conditions of this Agreement, the Parties agree to carry out the Business Combination in accordance with the terms of the Plan of Arrangement.

(b)	On April 4, 2025 or as soon as reasonably practicable thereafter, but in any event by no later than April 9, 2025, subject to the availability of the Court, Veren will apply to the Court, in a manner acceptable to Whitecap, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order in cooperation with Whitecap. Upon receipt of the Interim Order, Veren will promptly carry out the terms of the Interim Order to the extent applicable to it.

(c)	The application for an Interim Order referred to in Section 2.1(b) shall request that the Interim Order provide, among other things:

(i)	for the classes of Persons to whom notice is to be provided in respect of the Business Combination and the Veren Meeting and for the manner in which such notice is to be provided;

(ii)	that the requisite approval for the Veren Transaction Resolution to be placed before the Veren Shareholders at the Veren Meeting shall be:

(A)	66⅔% of the votes cast on the Veren Transaction Resolution by Veren Shareholders present in person (or virtually) or represented by proxy at the Veren Meeting (and that each Veren Shareholder is entitled to one vote for each Veren Share held);

(B)	if required under Applicable Canadian Securities Laws, a simple majority of the votes cast on the Veren Transaction Resolution by Veren Shareholders present in person (or virtually) or represented by proxy at the Veren Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions; and

(C)	such other approvals of the Veren Shareholders at the Veren Meeting as may be required by the TSX under Part VI of the TSX Company Manual, (the “Veren Required Approval”);

(iii)	for the method and manner in which amendments, revisions or supplements to the Circular (and any other materials sent by Veren or Whitecap in connection with the Veren Meeting or the Whitecap Meeting, respectively), including material changes, may be mailed, filed or otherwise publicly disseminated to the Veren Shareholders and the Whitecap Shareholders, and such other Persons as may be required by the Interim Order;

(iv)	that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the constating documents of Veren, including quorum requirements and all other matters, shall apply in respect of the Veren Meeting;

(v)	for the grant of Dissent Rights to the registered Veren Shareholders as set forth in the Plan of Arrangement;

(vi)	that the Veren Meeting and/or the Whitecap Meeting may be adjourned or postponed from time to time in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)	confirmation of the record date for the purposes of determining the Veren Shareholders entitled to receive materials and vote at the Veren Meeting in accordance with the Interim Order;

(viii)	that such record date will not change in respect of any adjournment(s) or postponement(s) of the Veren Meeting, unless required by Applicable Laws;

(ix)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(x)	for such other matters as the Parties may agree in writing, each acting reasonably.

(d)	In the application referred to in Section 2.1(b), Veren shall inform the Court that Whitecap intends to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act for the issuance of Whitecap Shares, and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Business Combination to each Person to whom Whitecap Shares will be issued. Each Person to whom Whitecap Shares will be issued on completion of the Business Combination will be given adequate notice in accordance with the Interim Order advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right.

(e)	On the condition that all necessary approvals for the Veren Transaction Resolution are obtained from the Veren Shareholders and all necessary approvals for the Share Issuance Resolution are obtained from the Whitecap Shareholders, Veren shall, as soon as reasonably practicable following the Veren Meeting and the Whitecap Meeting but in any event not later than five (5) Business Days after the Veren Transaction Resolution and the Share Issuance Resolution are duly passed, but in all cases subject to the availability of the Court, submit the Business Combination to the Court and apply for the Final Order.

2.2	Veren Board Recommendation

Veren represents and warrants to Whitecap that the Veren Board:

(a)	has unanimously:

(i)	determined that the Business Combination and the entry into this Agreement are in the best interests of Veren;

(ii)	determined that the Business Combination is fair to Veren Shareholders;

(iii)	approved this Agreement and the transactions contemplated hereby; and

(iv)	resolved to recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution; and (collectively (a)(i), (ii), (iii) and (iv) the “Veren Board Recommendation”);

(b)	has received the oral Veren Fairness Opinions.

2.3	Whitecap Board Recommendation

Whitecap represents and warrants to Veren that the Whitecap Board:

(a)	has unanimously:

(i)	determined that the Business Combination and the entry into this Agreement are in the best interests of Whitecap;

(ii)	determined that the Business Combination is fair to the Whitecap Shareholders;

(iii)	approved this Agreement and the transactions contemplated hereby; and

(iv)	resolved to recommend that Whitecap Shareholders vote in favour of the Share Issuance Resolution; and (collectively (a)(i), (ii), (iii) and (iv) the “Whitecap Board Recommendation”);

(b)	has received the oral Whitecap Fairness Opinion.

2.4	Circular and Meetings

(a)	Following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, each of Veren and Whitecap shall, as applicable and with assistance from and the participation of the Other Party, each acting reasonably: (i) prepare the Circular together with any other documents required by Applicable Laws in connection with the Whitecap Meeting and the Veren Meeting, and cause the Circular and such other documents to be mailed to the Veren Shareholders and such other Persons as required by the Interim Order and the Whitecap Shareholders and such other Persons required by the ABCA and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed on April 15, 2025 or as soon as reasonably practicable thereafter, and in any event by no later than April 22, 2025; (ii) convene and conduct the Veren Meeting on May 6, 2025 or as soon as reasonably practicable thereafter, but in any event by no later than May 13, 2025 and not adjourn, postpone or cancel (or propose the same) the Veren Meeting without the prior written consent of Whitecap, such consent not to be unreasonably withheld, conditioned or delayed, except in the case of an adjournment or postponement required for quorum purposes (in which case it shall be reconvened within ten (10) Business Days) or by Applicable Laws or by a Governmental Authority, at which Veren Meeting the Veren Transaction Resolution shall be submitted to the Veren Shareholders entitled to vote upon such resolutions for approval; and (iii) convene and conduct the Whitecap Meeting on May 6, 2025 or as soon as reasonably practicable thereafter, but in any event by no later than May 13, 2025 and not adjourn, postpone or cancel (or propose the same) the Whitecap Meeting without the prior written consent of Veren, such consent not to be unreasonably withheld, conditioned or delayed, except in the case of an adjournment or postponement required for quorum purposes (in which case it shall be reconvened within ten (10) Business Days) or by Applicable Laws or by a Governmental Authority, at which Whitecap Meeting the Share Issuance Resolution shall be submitted to the Whitecap Shareholders entitled to vote upon such resolution for approval.

(b)	Each of Veren and Whitecap shall, with assistance from and the participation of the Other Party, each acting reasonably, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and the ABCA and to provide the Veren Shareholders and the Whitecap Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Veren Meeting and the Whitecap Meeting, respectively, and shall include: (i) or incorporate by reference the Veren Information; (ii) a copy of the Veren Fairness Opinions; (iii) subject to the terms of this Agreement, the Veren Board Recommendation; (iv) or incorporate by reference the Whitecap Information; (v) subject to the terms of this Agreement, the Whitecap Board Recommendation; (vi) a copy of the Whitecap Fairness Opinion; (vii) details of the composition of the Whitecap Board following the Effective Time as agreed to by the Parties in accordance with Section 2.8; (viii) a summary of the terms of the Support Agreements; and (ix) a copy, and summary of the terms and conditions, of this Agreement.

(c)	Veren shall use reasonable commercial efforts to, in a timely manner, provide Whitecap with all financial statements and financial information reasonably required and requested by Whitecap to prepare pro forma financial statements at and for the period ended December 31, 2024 for inclusion in the Circular in the form prescribed by Applicable Canadian Securities Laws.

(d)	Whitecap shall use reasonable commercial efforts to, in a timely manner, provide Veren with all financial statements and financial information reasonably requested by Veren to prepare pro forma financial statements at and for the period ended December 31, 2024 for inclusion in the Circular in the form prescribed by Applicable Canadian Securities Laws.

(e)	Whitecap shall, in a timely manner, provide Veren with the Whitecap Information, and such other information relating to Whitecap as Veren may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.4(a).

(f)	Veren shall, in a timely manner, provide Whitecap with the Veren Information, and such other information relating to Veren as Whitecap may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.4(a).

(g)	The Parties shall, subject to compliance with Applicable Canadian Securities Laws, incorporate the Whitecap Information and the Veren Information into the Circular substantially in the form provided by Whitecap and Veren, respectively, and each Party shall provide the Other Party and its Representatives with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by the Other Party and its Representatives (subject to any Applicable Laws). The Circular shall be in form and content satisfactory to Veren and Whitecap, each acting reasonably, and shall comply with Applicable Canadian Securities Laws, Applicable U.S. Securities Laws and the ABCA.

(h)	Veren shall use its reasonable commercial efforts to ensure that the Veren Information included in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(i)	Whitecap shall use its reasonable commercial efforts to ensure that the Whitecap Information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(j)	Each Party shall promptly notify the Other Party if it becomes aware that the Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as is required or appropriate, and Whitecap and Veren shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Veren Shareholders and such other Persons as required by the Interim Order and the Whitecap Shareholders and such other Persons as required by the ABCA and, if required by the Court or by Law, file the same with the applicable securities regulatory authorities and other Governmental Authorities as required.

(k)	The Parties shall cooperate to schedule and convene the Veren Meeting and the Whitecap Meeting on the same date (subject to any adjournments or postponements required or permitted by this Agreement).

(l)	Each Party shall consult with the Other Party in fixing the record date of the Veren Meeting and the Whitecap Meeting, and shall not change such record date for the Veren Shareholders or the Whitecap Shareholders, as applicable, entitled to vote at the Veren Meeting or the Whitecap Meeting, as applicable, in connection with any adjournment or postponement of the Veren Meeting or the Whitecap Meeting, as applicable, unless required by Law or with the prior written consent of the Other Party.

(m)	Each Party shall provide notice to the Other Party of the Veren Meeting or the Whitecap Meeting, as applicable, and allow the Other Party and its Representatives and legal counsel to attend such meeting.

(n)	Each Party shall advise the Other Party, as the Other Party may reasonably request, and on a daily basis on each of the last ten (10) Business Days prior to the proxy cut-off date for the Veren Meeting or the Whitecap Meeting, as applicable, as to the aggregate tally of the proxies received by such Party in respect of the Veren Transaction Resolution and the Share Issuance Resolution, as applicable, and any other matters to be considered at the Veren Meeting or the Whitecap Meeting, as applicable.

2.5	Court Proceedings

In connection with the Court proceedings relating to obtaining the Interim Order and the Final Order, Veren shall:

(a)	provide Whitecap and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Plan of Arrangement, prior to the filing of that material, and give reasonable and due consideration to all comments of Whitecap and its legal counsel;

(b)	provide Whitecap and its legal counsel on a timely basis a description of any information required to be supplied by Whitecap for inclusion in any material to be filed with the Court in connection with the Business Combination, prior to the filing of that material, and will accept the reasonable comments of Whitecap and its legal counsel with respect to any such information required to be supplied by Whitecap and included in such material and any other matters contained therein;

(c)	provide counsel to Whitecap, on a timely basis, with copies of any notice of appearance and evidence served on Veren or its counsel in respect of the application for the Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by Veren indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(d)	not object to legal counsel to Whitecap making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that Veren is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the terms of the Business Combination;

(e)	subject to Laws, not file any material with, or make any written submissions to, the Court in connection with the Business Combination or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Whitecap’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, on the condition that nothing herein shall require Whitecap to agree or consent to, and Whitecap shall not be deemed to agree or consent to, any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Whitecap’s obligations, or diminishes or limits Whitecap’s rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Interim Order or the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Interim Order or the Final Order or by Law to return to Court with respect to the Interim Order or the Final Order do so only after notice to, and in consultation and cooperation with, Whitecap; and

(g)	if at any time after the issuance of the Final Order and prior to the Effective Date, Veren is required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Whitecap.

2.6	Effective Date

The Business Combination shall become effective at the Effective Time on the Effective Date. The Certificate shall be conclusive evidence that the Business Combination has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as reasonably practicable, but in any event no later than two (2) Business Days following the later of the issuance of the Final Order, the Downgrade Expiry Date and the receipt of the Key Regulatory Approval, and subject to the satisfaction or waiver of the conditions set out in Article 6 and, in any event, not later than the Outside Date, unless otherwise agreed to by the Parties in writing.

2.7	Payment of Consideration

Whitecap will, on the Effective Date, prior to the sending of the Articles of Arrangement to the Registrar pending only filing of the Articles of Arrangement, deposit, or cause to be deposited, in escrow with the Depositary, to be released in accordance with the Plan of Arrangement for the benefit of and to be held on behalf of the Veren Shareholders entitled to receive Whitecap Shares pursuant to the Plan of Arrangement, certificates representing, or other evidence regarding the issuance of, the Whitecap Shares that such Veren Shareholders are entitled to receive under the Business Combination (calculated without reference to whether any Veren Shareholder has exercised Dissent Rights).

2.8	Board of Directors and Senior Management of Whitecap upon completion of the Business Combination

The Parties agree that the Whitecap Board and the senior management of Whitecap upon completion of the Business Combination shall be determined in the manner set out below.

(a)	On the Effective Date, the Whitecap Board shall consist of eleven (11) members, which shall include (i) Grant Fagerheim of Whitecap, (ii) six (6) additional members from the current Whitecap Board as designated by Whitecap (after consultation with Veren), and (iii) Craig Bryksa of Veren and three (3) members from the current Veren Board, which three (3) members shall be selected by Whitecap from the Veren Board members referred to in the Veren Disclosure Letter.

(b)	Following the completion of the Business Combination, Whitecap will be led by Grant Fagerheim, as President and Chief Executive Officer of Whitecap, and the remainder of the existing Whitecap management team.

2.9	Employee and Director Matters

(a)	Veren shall use its reasonable commercial efforts to obtain and deliver to Whitecap at the Effective Time evidence reasonably satisfactory to Whitecap of the resignations, effective as of the Effective Time, of all: (i) the directors of Veren; (ii) the officers of Veren; and (iii) the executives of Veren who are not officers of Veren identified by Whitecap in writing at least ten (10) Business Days prior to the Effective Date as those who will not continue their employment with Veren, Whitecap or an affiliate of either such Party following the Effective Date (the “Non-Continuing Veren Individuals”). Such resignations shall be received in consideration for Whitecap and Veren providing mutual releases to each such persons, in form and substance satisfactory to Whitecap and Veren, acting reasonably, and such resigning person, each acting reasonably (or in the case of officers or executives who have a form of release attached to their relevant employment agreement, in such form as is attached to such agreement), which mutual releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors’ fees, bonus, payments in respect of Veren Incentives, other payments due pursuant to the Business Combination as a Veren Shareholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements, and for any payments that may be owing to them pursuant to the terms of their employment with Veren. The Non-Continuing Veren Individuals will, on the Effective Date, be paid their full entitlement under their respective employment agreements, to the extent applicable, and the Veren Incentive Plans in accordance with the terms thereof (on the basis that the Non-Continuing Veren Individuals were terminated without just cause following a “change of control” to the Veren Incentives), all as a consequence of a change of control and related termination without cause and all as disclosed in the Veren Disclosure Letter, subject to receipt of all customary resignations and mutual releases.

(b)	Whitecap shall use its reasonable commercial efforts to obtain the resignations, effective as of the Effective Time, of all of the directors of Whitecap who are not to form part of the Whitecap Board after the Effective Time. Such resignations shall be received in consideration for Whitecap and Veren providing mutual releases to each such persons, in form and substance satisfactory to Whitecap and such resigning person, each acting reasonably, which mutual releases shall contain exceptions for amounts or obligations owing to such directors for accrued but unpaid directors’ fees, payments in respect of Whitecap Incentives, other payments due pursuant to the Business Combination as a Veren Shareholder (if applicable), benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements.

(c)	At Whitecap’s discretion, and in any event no later than ten (10) Business Days prior to the Effective Date, Whitecap may identify and confirm to Veren in writing the Veren Employees (who are not Non-Continuing Veren Individuals) and Independent Contractors who will be terminated by Veren on the Effective Date. All other Veren Employees and Independent Contractors will continue in their employment or service after the Effective Date. [treatment of employees redacted]

(i)	[treatment of employees redacted]

(ii)	[treatment of employees redacted]

(d)	Effective and conditional on the closing of the Business Combination, Veren shall, subject to Applicable Laws, terminate the employment or engagement of those Veren Employees and Independent Contractors identified by Whitecap in the first sentence of Section 2.9(c), and Veren shall, in exchange for a customary and reasonable form of release, in form and substance satisfactory to Whitecap, acting reasonably, pay such Veren Employees and Independent Contractors, in addition to the payment of all earned entitlements, such as accrued salary, contractor fees, accrued and unused vacation and reimbursable expenses, [treatment of employees and Independent Contractors redacted].

(e)	Veren covenants and agrees that it will, prior to the Effective Date, use commercially reasonable efforts to obtain a release, in form and substance satisfactory to Veren and Whitecap, acting reasonably, from all Veren Employees that are terminated by Veren between the Agreement Date and up to and including the Effective Time prior to or concurrent with making any termination payments to any such terminated Veren Employees.

(f)	Whitecap covenants and agrees, and after the Effective Time will cause Veren and any successor to Veren, to honour and comply with the terms of all existing employment, change of control and severance agreements of each member of the Veren Group and all obligations of the members of the Veren Group under the Veren Employee Plans and the Veren Incentive Plans, in each case as disclosed in the Veren Disclosure Letter.

2.10	Treatment of Veren Incentives

(a)	The particulars of Veren Incentives outstanding as at the Agreement Date have been disclosed in writing to Whitecap by Veren, including the names of holders of Veren Incentives and the number and type of Veren Incentives held by each such holder, and in respect of each such holder and such holder’s Veren Incentives: (i) the date of grant; (ii) the date of expiry; (iii) the vesting date(s); (iv) in the case of Veren Options, the exercise price; (v) in the case of each grant of Veren PSUs, the percentage of the Veren PSUs subject to the vesting provisions under Section 5.8 of the Veren PSU Plan and the percentage of the Veren PSUs subject to the vesting provisions under Section 5.9 of the Veren PSU Plan; and (vi) the gross number of Veren Shares issuable or the gross amount of cash payable on exercise, settlement or redemption, as applicable, of Veren Options and Veren Accelerated Incentive Securities (with such cash payable being computed, solely for the purposes of this disclosure, based on a Whitecap Share trading price of $9.09 multiplied by 1.05).

(b)	The Parties acknowledge and agree as follows with respect to the Veren Options and the Veren Accelerated Incentive Securities:

(i)	with respect to the Veren Options, the vesting of all of the Veren Options shall, conditional upon the completion of the Business Combination, be accelerated by the Veren Board in accordance with the terms of the Veren Option Plan and Veren will use its reasonable commercial efforts to encourage and facilitate the holders of all Veren Options to enter into Veren Option Exercise or Surrender Agreements with Veren prior to obtaining the Interim Order and shall continue to encourage and facilitate the holders of all Veren Options to enter into Veren Option Exercise or Surrender Agreements until the Effective Time;

(ii)	with respect to:

(A)	Veren RSAs held by a Non-Continuing Veren Individual that resigns in accordance with Section 2.9(a) (which for certainty shall include all officers and directors of Veren) or by a Veren Employee (other than a Non-Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren RSA Plan) or is terminated by Veren in accordance with Section 2.9(c), in either case as a result of the Business Combination and on or prior to the Effective Date; and

(B)	Veren RSAs held by an Independent Contractor that ceases to be a Consultant (as defined in the Veren RSA Plan) on the Effective Date in accordance with Section 2.9(c);

the Veren RSAs held by each such Non-Continuing Veren Individual, Veren Employee or Independent Contractor (the “Veren Accelerated RSAs”) shall be, and shall be deemed to be, conditional upon the completion of the Business Combination, fully and unconditionally vested as a result of the Business Combination and each such Veren Accelerated RSA and the RSA Dividend Amount in respect thereof shall be settled by Veren in cash immediately prior to the Effective Time, in accordance with the terms of the Veren RSA Plan and the foregoing;

(iii)	with respect to:

(A)	Veren ESVAs held by a Non-Continuing Veren Individual that resigns in accordance with Section 2.9(a) or by a Veren Employee (other than a Non-Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren ESV Plan) or is terminated by Veren in accordance with Section 2.9(c), in either case as a result of the Business Combination and on or prior to the Effective Date; and

(B)	Veren ESVAs held by an Independent Contractor that ceases to be a Consultant (as defined in the Veren ESV Plan) on the Effective Date in accordance with Section 2.9(c);

the Veren ESVAs held by such Non-Continuing Veren Individual, Veren Employee or Independent Contractor (the “Veren Accelerated ESVAs”) shall be, and shall be deemed to be, conditional upon the completion of the Business Combination, fully and unconditionally vested as a result of the Business Combination and each such Veren Accelerated ESVA shall be settled by Veren in cash immediately prior to the Effective Time for an amount equal to the Payout Value (as defined in the Veren ESV Plan) (which shall, for greater certainty and without duplication, include an amount equal to the ESVA Dividend Equivalent), in accordance with the terms of the Veren ESV Plan and the foregoing;

(iv)	all Veren PSUs held by a Non-Continuing Veren Individual (which for certainty shall include all officers of Veren) that resigns in accordance with Section 2.9(a) or that is terminated by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan) prior to the Effective Date, or by a current or former Veren Employee (other than a Non- Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren PSU Plan) as a result of the Business Combination or that is terminated (including by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan)) other than for Cause (as defined in the Veren PSU Plan), in either case on or prior to the Effective Date, (the “Veren Accelerated PSUs”) shall be arranged as set forth in the Plan of Arrangement; and

(v)	all Veren DSUs (“Veren Settled DSUs” and, together with the Veren Accelerated RSAs, the Veren Accelerated ESVAs and the Veren Accelerated PSUs, the “Veren Accelerated Incentive Securities”) will be settled and redeemed by Veren in strict accordance with the terms of the Veren DSU Plan, provided that the settlement date of such Veren DSUs shall be no later than on the Effective Date concurrent with each Veren director’s resignation.

(c)	The Parties acknowledge and agree as follows with respect to the Veren Incentives other than the Veren Options and the Veren Accelerated Incentive Securities:

(i)	with respect to each Veren RSA (other than a Veren Accelerated RSA) and each Veren ESVA (other than a Veren Accelerated ESVA):

(A)	each such Veren RSA and Veren ESVA shall be adjusted immediately after the Effective Time by a factor of 1.05 to reflect the exchange ratio of Whitecap Shares for each Veren Share under the Business Combination;

(B)	the calculation of the amount payable or deliverable upon settlement of each such Veren RSA and Veren ESVA (other than any amount payable or deliverable in respect of dividends paid on Veren Shares prior to the Effective Date or Unpaid Dividends) shall be calculated with reference to the Whitecap Shares;

(C)	the calculation of the amount payable or deliverable upon settlement of each such Veren RSA and Veren ESVA in respect of any dividends paid after the Effective Date (other than any Unpaid Dividends) shall be calculated by reference to dividends paid on the Whitecap Shares on or after the Effective Date;

(D)	if the holder of such Veren RSAs or such Veren ESVAs is terminated without Cause (as defined in the Veren RSA Plan or the Veren ESV Plan, as applicable) or resigns with Good Reason (as defined in the Veren RSA Plan or the Veren ESV Plan, as applicable) at any time after the Effective Date, such Veren RSAs or Veren ESVAs, held by the holder at such time shall be and shall be deemed to be fully and unconditionally vested at such time and shall be settled in accordance with the terms of the Veren RSA Plan or Veren ESV Plan, as applicable; and

(E)	except for the foregoing, all such Veren RSAs and Veren ESVAs shall continue to be governed by and be subject to the terms and conditions of the Veren RSA Plan and the Veren ESV Plan, respectively, and any applicable award agreements;

(ii)	with respect to each grant of Veren PSUs (other than a Veren Accelerated PSU):

(A)	the number of Additional PSUs (as defined in the Veren PSU Plan and which may include a fractional Additional PSU) to be received by each holder of Veren PSUs in respect of any Unpaid Dividends shall be calculated in accordance with section 6.3 of the Veren PSU Plan, except that (I) the reference therein to “closing price of the Shares on the applicable Dividend Date on the principal stock exchange on which the Shares are then traded” shall be read as “volume weighted average trading price of the Shares on the Toronto Stock Exchange for the five (5) Business Days immediately preceding the Effective Date”, and (II) such Additional PSUs shall be deemed to be received by each holder of Veren PSUs immediately prior to the Effective Time;

(B)	the number of Veren PSUs represented by such grant (as adjusted in accordance with the foregoing) shall be adjusted immediately after the Effective Time by a factor of 1.05 to reflect the exchange ratio of Whitecap Shares for each Veren Share under the Business Combination;

(C)	after the Effective Time, the number of any Additional PSUs (as defined in the Veren PSU Plan and which may include a fractional Additional PSU) to be received pursuant to section 6.3 of the Veren PSU Plan shall be calculated in reference to dividends paid on the Whitecap Shares;

(D)	the calculation of the amount payable or deliverable upon settlement of such Veren PSUs shall be determined with reference to the Whitecap Shares;

(E)	[vesting redacted]

(F)	except for the foregoing, such Veren PSUs shall continue to be governed by and be subject to the terms and conditions of the Veren PSU Plan and the applicable award agreement;

(iii)	following the Effective Time, holders of such Veren RSAs, Veren ESVAs and Veren PSUs shall, subject to the terms and conditions of the applicable Veren Incentive Plan and any award agreement, be entitled to receive Whitecap Shares in place of Veren Shares and/or a cash payment from Veren (as applicable) on the exercise, settlement or redemption of such Veren Incentive and, subject to Section 2.10(c)(i) and (ii), Veren shall and Whitecap shall cause Veren to, in accordance with the terms of the Veren Incentive Plans, continue the obligations of Veren under the Veren Incentive Plans and, unless and until Veren is amalgamated with Whitecap, Whitecap shall deliver on behalf of Veren (or cause to be delivered on behalf of Veren) Whitecap Shares to the holders of any Veren Incentives that are not settled in cash after the Effective Time; and

(iv)	if the Parties determine that any of the Veren Incentive Plans or any of the Veren Incentives must be amended in order to give effect to the foregoing and such amendments are permitted to be made under the terms of the applicable Veren Incentive Plan or the Veren Incentives, Veren hereby agrees to make such amendments to the Veren Incentive Plans or the Veren Incentives prior to the Effective Time as the Parties shall agree to, each acting reasonably, in order to give effect to the foregoing.

(d)	The references to a factor of 1.05 in this Section 2.10 shall be adjusted to reflect fully the effect of any share split, reverse split, share dividend (including any dividend or distribution of securities convertible into Whitecap Shares or Veren Shares, other than share dividends paid in lieu of ordinary course dividends), consolidation, reclassification, reorganization, recapitalization or other like change with respect to Whitecap Shares or Veren Shares occurring after the Agreement Date and prior to the Effective Time.

(e)	Veren shall: (i) ensure that it will have available funds, at the Effective Time, to pay the aggregate cash consideration to be paid to the holders of the Veren Options and the Veren Accelerated Incentive Securities at the Effective Time; (ii) cause to be taken all necessary corporate action to allot and reserve for issuance the Veren Shares to be issued on the exercise or surrender of Veren Options in connection with the Business Combination; and (iii) cause all Veren RSAs and Veren ESVAs that are or become vested prior to the Effective Time other than as a result of the application of Section 2.10(b) to be paid and settled by Veren prior to the Effective Time.

(f)	Veren or any successor, including Whitecap, will elect pursuant to subsection 110(1.1) of the Tax Act and any similar provisions of any applicable provincial tax statute in Canada that neither Veren nor any person not dealing at arm’s length with Veren will deduct in computing its income for a taxation year for purposes of the Tax Act any amount in respect of the surrender or other settlement of any Veren Options that are not “non-qualified securities” for purposes of section 110 of the Tax Act, for all holders of Veren Options who are entitled to claim a deduction pursuant to paragraph 110(1)(d) of the Tax Act. Veren or any successor will file such subsection 110(1.1) elections in the manner and within the time prescribed by Applicable Laws, and will not revoke such elections. Veren will, and Whitecap will cause Veren to, provide such holders of Veren Options with evidence in writing of such election under subsection 110(1.1) of the Tax Act.

(g)	Notwithstanding, and without limitation of, any other provision of this Agreement, the Parties agree that during the period commencing on the Agreement Date and ending on the first to occur of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as is necessary to comply with non-discretionary requirements of the Whitecap Incentive Plans or the Veren Incentive Plans, as applicable, (i) Whitecap shall not grant any Whitecap Incentives, and (ii) Veren shall not grant any Veren Incentives; provided that Veren may grant such number of Veren Incentives to Veren Employees and Veren directors, and bearing the terms and conditions, as disclosed in writing by Veren to Whitecap.

2.11	Treatment of Whitecap Incentives

The Business Combination shall not constitute a “change of control” with respect to the Whitecap Incentives and Whitecap and the Whitecap Board shall not make any determination or take any action inconsistent with the foregoing prior to the Effective Time.

2.12	Applicable U.S. Securities Laws

The Business Combination shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Business Combination and grants the Final Order, the issuance of the Whitecap Shares issuable to Veren Shareholders under the Business Combination will not require registration under the U.S. Securities Act, in reliance upon section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Business Combination as set out in this Section 2.12. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Business Combination will be carried out on the following basis:

(a)	the Business Combination will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Business Combination, prior to the hearing required to approve the Interim Order;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Business Combination to those whom Whitecap Shares will be issued pursuant to the Business Combination;

(d)	each person entitled to receive the Whitecap Shares pursuant to the Business Combination will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Business Combination and providing them with the sufficient information necessary for them to exercise that right;

(e)	each person entitled to receive Whitecap Shares will be advised that the Whitecap Shares issued pursuant to the Business Combination have not been registered under the U.S. Securities Act and will be issued by Whitecap in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Business Combination that is obtained from the Court will expressly acknowledge that the Business Combination is substantively and procedurally fair to those whom Whitecap Shares will be issued pursuant to the Business Combination;

(g)	the Interim Order approving the Veren Meeting will specify that each Veren Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Business Combination so long as they enter an appearance within the time prescribed by the Interim Order; and

(h)	the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by such Act, regarding the distribution of securities of Whitecap, pursuant to the Plan of Arrangement.”

2.13	Income Tax Matters and Withholdings Obligations

(a)	Veren, Whitecap and the Depositary shall be entitled to deduct or withhold from any amounts payable (including from any shares issuable or transferable) to any Person pursuant to the Business Combination (including in connection with any amount payable, or any shares issuable or transferable, pursuant to any Veren Incentive), such amounts as Veren, Whitecap or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment, issuance or transfer, as the case may be, under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to such Person in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts (or net proceeds therefrom) are timely remitted to the appropriate Governmental Authority. Any of Veren, Whitecap or the Depositary is hereby authorized to sell or otherwise dispose of any shares issuable or transferable pursuant to the Business Combination or any Veren Incentive as is necessary to provide sufficient funds to Veren, Whitecap or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Veren, Whitecap or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and Veren, Whitecap or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale. Veren shall be exclusively responsible to ensure compliance with any deduction, withholding and remittance obligations imposed on it under Applicable Law (including the Tax Act) in respect of any amounts paid or shares issued or transferred in connection with the exercise or settlement of Veren Incentives (whether pursuant to Section 2.10 or otherwise).

(b)	The Business Combination is intended to qualify as a tax-deferred reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the U.S. Treasury Regulations promulgated under Section 368 of the Internal Revenue Code, and this Agreement, together with the Plan of Arrangement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Internal Revenue Code. Each Party agrees to (i) use commercially reasonable efforts to not take or knowingly fail to take (and to cause its affiliates not to take or knowingly fail to take) any action that would reasonably be expected to prevent or impede the Business Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (ii) treat the Business Combination as a tax-deferred reorganization within the meaning of Section 368(a) of the Internal Revenue Code for all United States federal income tax purposes, (iii) treat this Agreement, together with the Plan of Arrangement, as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Internal Revenue Code, and (iv) not take any position on any Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by Applicable Law (as determined by Whitecap’s outside accounting firm at a “more likely than not” or higher level of comfort).

ARTICLE 3

COVENANTS AND ADDITIONAL AGREEMENTS

3.1	Conduct of Business of Whitecap

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of Veren (such consent not to be unreasonably withheld, conditioned or delayed):

(a)	the business of Whitecap and the Whitecap Subsidiaries (collectively, the “Whitecap Group”) shall be conducted only in, and the members of the Whitecap Group shall not take any action except in, the ordinary course of business and consistent with its past practice other than as disclosed in writing to Veren by Whitecap, and Whitecap shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

(b)	Whitecap shall not, and shall not permit any other member of the Whitecap Group to, directly or indirectly: (i) amend Whitecap’s constating documents or amend in any material respect the constating documents of any other member of the Whitecap Group; (ii) amend its existing accounting policies, practices, methods and principles or adopt new accounting principles, in each case, except as required by IFRS or as disclosed in writing by Whitecap to Veren; (iii) other than the regular monthly dividends to Whitecap Shareholders in accordance with the terms thereof and in an amount consistent with past practice, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of the Whitecap Shares owned by any Person other than a member of the Whitecap Group; (iv) except (A) Whitecap Shares issuable pursuant to the terms of Whitecap Incentives outstanding on the Agreement Date, or (B) as disclosed in writing by Whitecap to Veren, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Whitecap or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Whitecap or any of its subsidiaries; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Whitecap or a Whitecap Subsidiary; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)	except as disclosed in writing by Whitecap to Veren, Whitecap shall not, and shall not permit any other member of the Whitecap Group to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of the Whitecap Group with a value individually or in the aggregate exceeding [limit redacted], other than the sale of petroleum products in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to or from a subsidiary of Whitecap) or, other than the purchase of petroleum products in the ordinary course of business, purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding [limit redacted]; (iii) (A) incur any indebtedness for borrowed money or any other refinancing, liability or obligation, or (B) issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in each case (x) as required to perform or fulfill the Whitecap Capital Program, (y) as disclosed in the Whitecap Disclosure Letter, or (z) in the ordinary course of business consistent with past practice for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time, or, in any case, in relation to internal transactions solely involving members of the Whitecap Group (but which for greater certainty, “in the ordinary course of business consistent with past practice” shall not include the redemption, repurchase or calling of any outstanding Whitecap Notes); (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Whitecap, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Whitecap’s most recently publicly available financial statements as of the Agreement Date as required by Applicable Laws or incurred in the ordinary course of business consistent with past practice, but which shall not include the redemption, repurchase or calling of any outstanding Whitecap Notes; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Whitecap; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, Contract or other document which is material to the business of Whitecap, other than in the ordinary course of business consistent with past practice; (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business consistent with past practice (which for greater certainty, “ordinary course of business consistent with past practice” shall not include the entry into, amendment, renewal or termination of any transportation or any physical purchases and sales Contracts with a term greater than twelve (12) months); (viii) endorse or enter into, or materially change, amend or modify any Contract, arrangement or undertaking with any Person (other than a subsidiary of Whitecap) in which such member of the Whitecap Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(d)	except as disclosed in writing by Whitecap to Veren, Whitecap shall not enter into any Contract that has take or pay obligations of any nature whatsoever which individually could require payments by Whitecap of more than [limit redacted] annually or that in aggregate together with other Contracts with take or pay obligations of any nature whatsoever entered into after the Agreement Date could require payments by Whitecap of more than [limit redacted] annually;

(e)	except for the aggregate amount set forth in the Whitecap Capital Program which has been disclosed in writing by Whitecap to Veren, Whitecap shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding [limit redacted];

(f)	except as disclosed in writing by Whitecap to Veren, Whitecap shall not, and shall not permit any other member of the Whitecap Group to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement (or amendments thereof or ancillary agreements) with, any executive officer or director of any member of the Whitecap Group, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

(g)	except as disclosed in writing by Whitecap to Veren, no member of the Whitecap Group shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing plans (including making matching contributions under the employee savings plan);

(h)	Whitecap shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or reinsurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Whitecap, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i)	Whitecap shall maintain a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and will otherwise comply with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not materially affect the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(j)	Whitecap shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all amounts that are required to be so withheld by any Applicable Laws and Whitecap shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(k)	Whitecap shall: (i) duly and on a timely basis file all material Returns required to be filed by it before the Effective Date and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable by it before the Effective Date unless validly contested; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes, file any material amended Returns or make any material Tax filings outside the ordinary course of business, except as required by Applicable Law; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns or with respect to the assessment or reassessment of material Taxes; (vi) not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [limit redacted]; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2023; (viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Whitecap which are not due or payable prior to the Effective Date; and

(l)	Whitecap shall not agree, resolve or commit to do any of the foregoing.

Nothing in this Agreement is intended to or shall result in Veren exercising material influence over the operations of Whitecap, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date. For greater certainty, prior to the Effective Date, Whitecap will exercise, consistent with the terms of this Agreement, complete control and supervision over the Whitecap Group’s operations.

3.2	Conduct of Business of Veren

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of Whitecap (such consent not to be unreasonably withheld, conditioned or delayed):

(a)	the business of Veren and the Veren Subsidiaries (collectively, the “Veren Group”) shall be conducted only in, and the members of the Veren Group shall not take any action except in, the ordinary course of business and consistent with its past practice other than as disclosed in writing to Whitecap by Veren, and Veren shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

(b)	Veren shall not, and shall not permit any other member of the Veren Group to, directly or indirectly: (i) amend Veren’s constating documents or amend in any material respect the constating documents of any other member of the Veren Group; (ii) amend its existing accounting policies, practices, methods and principles or adopt new accounting principles, in each case, except as required by IFRS or as disclosed in writing by Veren to Whitecap; (iii) other than (A) the regular quarterly dividend to be paid on April 1, 2025 by Veren to Veren Shareholders of record on March 15, 2025, and (B) one or more Special Dividends if the Effective Date occurs after May 31, 2025 (being the record date for the dividend that is payable or paid to the Whitecap Shareholders in respect of the May 2025 operations of Whitecap), declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of the Veren Shares owned by any Person other than a member of the Veren Group; (iv) except (A) Veren Shares issuable pursuant to the terms of Veren Incentives outstanding on the Agreement Date, or (B) as disclosed in writing by Veren to Whitecap, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Veren or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Veren or any of its subsidiaries; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Veren or a Veren Subsidiary; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)	except as disclosed in writing by Veren to Whitecap, Veren shall not, and shall not permit any other member of the Veren Group to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of the Veren Group with a value individually or in the aggregate exceeding [limit redacted], other than the sale of petroleum products in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to or from a subsidiary of Veren) or, other than the purchase of petroleum products in the ordinary course of business, purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding [limit redacted]; (iii) (A) incur any indebtedness for borrowed money or any other refinancing, liability or obligation, or (B) issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in each case (x) as required to perform or fulfill the Veren Capital Program, (y) as disclosed in the Veren Disclosure Letter, or (z) in the ordinary course of business consistent with past practice for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time, or, in any case, in relation to internal transactions solely involving members of the Veren Group (but which for greater certainty, “in the ordinary course of business consistent with past practice” shall not include the redemption, repurchase or calling of any outstanding Veren Notes); (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Veren, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Veren’s most recently publicly available financial statements as of the Agreement Date as required by Applicable Laws or incurred in the ordinary course of business consistent with past practice, but which shall not include the redemption, repurchase or calling of any outstanding Veren Notes; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Veren; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, Contract or other document which is material to the business of Veren, other than in the ordinary course of business consistent with past practice; (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business consistent with past practice (which for greater certainty, “ordinary course of business consistent with past practice” shall not include the entry into, amendment, renewal or termination of any transportation or any physical purchases and sales Contracts with a term greater than twelve (12) months); (viii) endorse or enter into, or materially change, amend or modify any Contract, arrangement or undertaking with any Person (other than a subsidiary of Veren) in which such member of the Veren Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(d)	except as disclosed in writing by Veren to Whitecap, Veren shall not enter into any Contract that has take or pay obligations of any nature whatsoever which individually could require payments by Veren of more than [limit redacted] annually or that in aggregate together with other Contracts with take or pay obligations of any nature whatsoever entered into after the Agreement Date could require payments by Veren of more than [limit redacted] annually;

(e)	except for the aggregate amount set forth in the Veren Capital Program which has been disclosed in writing by Veren to Whitecap, Veren shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding [limit redacted];

(f)	except as disclosed in writing by Veren to Whitecap, Veren shall not, and shall not permit any other member of the Veren Group to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement (or amendments thereof or ancillary agreements) with, any executive officer or director of any member of the Veren Group, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

(g)	except as disclosed in writing by Veren to Whitecap, no member of the Veren Group shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing plans (including making matching contributions under the employee savings plan);

(h)	Veren shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or reinsurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Veren, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i)	Veren shall maintain a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and will otherwise comply with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not materially affect the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(j)	Veren shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all amounts that are required to be so withheld by any Applicable Laws and Veren shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(k)	Veren shall: (i) duly and on a timely basis file all material Returns required to be filed by it before the Effective Date and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable by it before the Effective Date unless validly contested; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes, file any material amended Returns or make any material Tax filings outside the ordinary course of business, except as required by Applicable Law; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns or with respect to the assessment or reassessment of material Taxes; (vi) not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [limit redacted]; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2023; (viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Veren which are not due or payable prior to the Effective Date; and

(l)	Veren shall not agree, resolve or commit to do any of the foregoing.

Nothing in this Agreement is intended to or shall result in Whitecap exercising material influence over the operations of Veren, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date. For greater certainty, prior to the Effective Date, Veren will exercise, consistent with the terms of this Agreement, complete control and supervision over the Veren Group’s operations.

3.3	Mutual Covenants Regarding the Business Combination

Subject to Applicable Laws, from the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed):

(a)	each Party will comply promptly with all requirements imposed by Law on it with respect to this Agreement and the Business Combination, including seeking all required shareholder approvals at the Veren Meeting and the Whitecap Meeting, as applicable;

(b)	each Party will use its reasonable commercial efforts to assist the Other Party in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Business Combination;

(c)	other than in connection with obtaining the Key Regulatory Approval, which approval shall be governed by the provisions of Section 3.6, each Party shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under this Agreement (to the extent the satisfaction of the same is within the control of such Party) and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete and give effect to the transactions contemplated by this Agreement and the Business Combination, including using its reasonable commercial efforts to promptly:

(i)	obtain and maintain all necessary waivers, consents, permits, exemptions, orders, agreements, amendments (including, if applicable, in respect of the Interim Order), confirmations and approvals required to be obtained from any Person in connection with the Business Combination (including from counterparties to any material Contracts); and notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement: (A) not, without the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed), pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any material commitment or incur any liability or other obligation due to such Person to the extent that such payments are not provided for in a Contract with such Person; and (B) neither Party nor any of their respective affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any commitment or incur any liability or other obligation to such Person to the extent that such payments are not provided for in a Contract with such Person;

(ii)	other than in connection with obtaining the Key Regulatory Approval, which approval shall be governed by the provisions of Section 3.6, obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder;

(iii)	other than in connection with obtaining the Key Regulatory Approval, which approval shall be governed by the provisions of Section 3.6, effect all necessary registrations, filings and submissions of information required by Governmental Authority from such Party and its subsidiaries relating to the Business Combination;

(iv)	other than in connection with obtaining the Key Regulatory Approval, which approval shall be governed by the provisions of Section 3.6, obtain all necessary exemptions, consents, orders, approvals and authorizations as are required by it under all Applicable Laws to permit it to carry out the transactions contemplated by this Agreement and/or necessary to complete the Business Combination; and

(v)	upon reasonable consultation with the Other Party, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Business Combination and to defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Business Combination or this Agreement or the consummation of the transactions contemplated hereby;

(d)	each Party will promptly provide to the Other Party, for review by the Other Party and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including any news release or material change report, subject to such Party’s obligations under Applicable Canadian Securities Laws to make continuous disclosure and timely disclosure of material information, and the Other Party agrees to keep such information confidential in accordance with the terms of the Confidentiality Agreement until it is filed as part of such Party’s public disclosure record on SEDAR+;

(e)	neither Veren nor Whitecap or their respective subsidiaries, as applicable, shall take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Business Combination or the transactions contemplated hereby, or which would render, or may reasonably be expected to render, any representation or warranty made by such Party in this Agreement untrue in any material respect;

(f)	each Party will promptly notify the Other Party in writing of:

(i)	any notice or other communication from any Person (other than Governmental Authorities in connection with the Key Regulatory Approval) alleging that the consent or waiver, permit, exemption, order, approval, agreement, amendment or confirmation of such Person (or another Person) is or may be required in connection with this Agreement or the Business Combination and the response thereto from such Party, its subsidiaries or its Representatives;

(ii)	any material communication from any Governmental Authority in connection with the transactions and Key Regulatory Approval contemplated by this Agreement and the response thereto from such Party, its subsidiaries or its Representatives;

(iii)	any material Governmental Authority or third-party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of Veren or Whitecap or their respective subsidiaries, as applicable, or the Business Combination, and any material change in relation thereto;

(iv)	all material matters relating to material claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of such Party, threatened, against Veren or Whitecap or their respective subsidiaries, as applicable, or related to the Business Combination; and

(v)	any material change (actual, anticipated, contemplated or, to the knowledge of such Party, threatened) in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by such Party in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

such Party shall in good faith discuss with the Other Party any change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Other Party pursuant to this Section 3.3(f);

(g)	each Party shall promptly inform the Other Party as soon as it is aware of any material communication (written or oral) received by such Party or its Representatives from the Veren Shareholders (in the case of Veren) or the Whitecap Shareholders (in the case of Whitecap) in opposition to the Business Combination or the transactions contemplated in this Agreement;

(h)	each Party will use its reasonable commercial efforts to maintain its status as a “reporting issuer” (or similarly designated entity) not in default under Applicable Canadian Securities Laws in the provinces and territories where it is a reporting issuer at the Agreement Date;

(i)	each Party shall indemnify and save harmless the Other Party and its subsidiaries and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of such Persons may be subject or which any of such Persons may suffer or incur, whether under the provisions of any Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by such Party in the Veren Information (in the case of Veren) or the Whitecap Information (in the case of Whitecap) contained in the Circular; or

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by such Party in the Veren Information (in the case of Veren) or the Whitecap Information (in the case of Whitecap) contained in the Circular, except that such Party shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Whitecap Information or the Veren Information, as applicable, included in the Circular or the non-compliance by the Other Party with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(j)	except for proxies and non-substantive communications with the holders of its securities and communications that a Party is required to keep confidential pursuant to Applicable Law, such Party shall furnish promptly to the Other Party, or the Other Party’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by such Party from holders of such Party’s securities or regulatory agencies in connection with: (i) the Business Combination; (ii) the Veren Meeting or the Whitecap Meeting, as applicable; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with stock exchanges or regulatory agencies, in connection with the transactions contemplated by this Agreement;

(k)	other than in connection with obtaining the Key Regulatory Approval, which approval shall be governed by the provisions of Section 3.6, each Party shall make all filings and applications under Applicable Laws that are required to be made by such Party in connection with the Business Combination and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws; and

(l)	each Party shall ensure that it has available funds to permit the payment of the Whitecap Termination Amount pursuant to Section 7.2 or the Veren Termination Amount pursuant to Section 7.3, as applicable, having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required.

3.4	Additional Covenants of Whitecap

Whitecap shall perform and shall cause each other member of the Whitecap Group to perform all obligations required to be performed under this Agreement, cooperate with Veren in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

(a)	Whitecap shall assist Veren in the preparation of the Court documents related to the Interim Order and the Final Order;

(b)	subject to Applicable Laws, Whitecap shall not file any material with, or make any submissions to, the Court in connection with the Business Combination or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Veren’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, on the condition that nothing herein shall require Veren to agree or consent to any decreased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Veren’s obligations, or diminishes or limits Veren’s rights, set forth in any such filed or served materials or under this Agreement;

(c)	unless this Agreement shall have been terminated in accordance with Section 9.1, Whitecap shall convene and hold the Whitecap Meeting, at which meeting the Share Issuance Resolution shall be submitted to the Whitecap Shareholders entitled to vote upon such resolution for approval, even if the Whitecap Board shall have withdrawn, amended, modified or qualified the Whitecap Board Recommendation;

(d)	subject to the terms of this Agreement, Whitecap shall solicit proxies to be voted at the Whitecap Meeting in favour of the matters to be considered at such meeting, including the Share Issuance Resolution, and against any resolution submitted by any Person that is inconsistent with such resolution and the completion of any of the transactions contemplated by this Agreement and, if requested by Veren, acting reasonably, will retain a proxy solicitation firm to assist with its proxy solicitation;

(e)	Whitecap shall conduct the Whitecap Meeting in accordance with the by-laws of Whitecap and any instrument of a Governmental Authority governing or having authority over such meeting and otherwise in accordance with Applicable Laws;

(f)	Whitecap will use its reasonable commercial efforts to maintain the listing of the Whitecap Shares on the TSX;

(g)	Whitecap shall apply to the TSX for conditional approval of the listing of the Whitecap Shares to be issued pursuant to the Business Combination and use all reasonable commercial efforts to obtain such conditional approval or approvals, subject only to customary conditions for listing of such Whitecap Shares including receiving the approval of the Whitecap Shareholders for the Share Issuance Resolution, prior to the mailing of the Circular;

(h)	Whitecap will cause to be taken all necessary corporate action to create, allot and reserve for issuance the Whitecap Shares to be issued in exchange for Veren Shares pursuant to the Plan of Arrangement; and

(i)	other than in connection with obtaining the Key Regulatory Approval (which shall be governed by Section 3.6), Whitecap will make all filings and applications under Applicable Laws that are required to be made on the part of Whitecap or, following the Effective Date, Veren, in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws.

3.5	Additional Covenants of Veren

Veren shall perform and shall cause each other member of the Veren Group to perform all obligations required to be performed under this Agreement, cooperate with Whitecap in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

(a)	Veren will forthwith carry out the terms of the Interim Order and the Final Order;

(b)	Veren will use its reasonable commercial efforts to maintain the listing of the Veren Shares on the TSX and the NYSE and to file with, or furnish to, the U.S. Securities and Exchange Commission in a timely manner all reports required to be filed or furnished by it pursuant to the U.S. Exchange Act and the rules thereunder;

(c)	unless this Agreement shall have been terminated in accordance with Section 9.1, Veren shall convene and hold the Veren Meeting, at which meeting the Veren Transaction Resolution shall be submitted to the Veren Shareholders entitled to vote upon such resolution for approval, even if the Veren Board shall have withdrawn, amended, modified or qualified the Veren Board Recommendation;

(d)	Veren shall conduct the Veren Meeting in accordance with the by-laws of Veren and any instrument of a Governmental Authority governing or having authority over such meeting (including the Interim Order) and otherwise in accordance with Applicable Laws;

(e)	subject to the terms of this Agreement, Veren shall solicit proxies to be voted at the Veren Meeting in favour of the matters to be considered at such meeting, including the Veren Transaction Resolution, and against any resolution submitted by any Person that is inconsistent with such resolution and the completion of any of the transactions contemplated by this Agreement and, if requested by Whitecap, will retain a proxy solicitation firm to assist with its proxy solicitation;

(f)	prior to the Effective Date, Veren shall cooperate with Whitecap in making an application to list the Whitecap Shares to be issued pursuant to the Business Combination on the TSX;

(g)	prior to the application for the Interim Order, Veren shall use its reasonable commercial efforts to deliver to Whitecap, Veren Option Exercise or Surrender Agreements executed by each holder of Veren Options, and after receipt of the Interim Order Veren shall continue to do so until the Effective Time;

(h)	prior to the application for the Interim Order, Veren shall use its reasonable commercial efforts to deliver to Whitecap, Veren PSU Consent Agreements executed by each holder of Veren PSUs, and after receipt of the Interim Order Veren shall continue to do so until the Effective Time;

(i)	other than in connection with obtaining the Key Regulatory Approval (which shall be governed by Section 3.6), Veren will make all filings and applications under Applicable Laws that are required to be made on the part of Veren in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws; and

(j)	Veren shall promptly inform Whitecap as soon as it is aware of the number of Veren Shareholders for which Veren receives notices of dissent or written objections to the Business Combination, whether or not such notices or objections are valid or in proper form, and provide Whitecap with copies of such notices and written objections on an as received basis and, subject to Applicable Laws, shall provide Whitecap with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Veren to any Veren Shareholder exercising or purporting to exercise Dissent Rights in relation to the Veren Transaction Resolution and reasonable consideration shall be given to any comments made by Whitecap and its counsel prior to sending any such written communications. Veren shall not settle any claims with respect to Dissent Rights without the prior written consent of Whitecap, not to be unreasonably withheld, conditioned or delayed.

3.6	Key Regulatory Approval

(a)	In connection with the Key Regulatory Approval:

(i)	within five (5) Business Days following the Agreement Date, Whitecap shall, with the assistance of and in consultation with Veren, prepare and file with the Commissioner a request for an ARC or, in the alternative, a No Action Letter, in respect of the transactions contemplated by this Agreement and a waiver of the obligation to file notifications under Part IX of the Competition Act pursuant to section 113(c) of the Competition Act; and

(ii)	if the Competition Act Approval is not obtained within twenty (20) days of the submission of the request for an ARC or, in the event that the Commissioner will not issue an ARC or a waiver of the obligation to file notifications under Part IX of the Competition Act, upon written request by Whitecap or Veren, each of Whitecap and Veren shall, and shall cause their respective affiliates, if applicable, to file with the Commissioner a notification under Part IX of the Competition Act within ten (10) Business Days following receipt of such request.

(b)	Each Party shall, and shall cause its respective affiliates to, use its commercially reasonable efforts to obtain the Key Regulatory Approval as soon as reasonably practicable, but in any event no later than three (3) Business Days prior to the Outside Date.

(c)	In connection with obtaining the Key Regulatory Approval, subject to Applicable Law, each Party shall, and shall cause its affiliates to: (i) cooperate with the Other Party and provide such information and assistance to the Other Party as the Other Party may reasonably request in connection with obtaining the Key Regulatory Approval; (ii) respond as soon as reasonably practicable to any requests for information (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority; (iii) permit the Other Party an advance opportunity to review and comment upon any proposed written communications to any Governmental Authority, consider in good faith the comments of the Other Party, and provide the Other Party with final copies thereof; (iv) not participate in any substantive meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority without giving the Other Party a reasonable opportunity to attend and participate thereat (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion); (v) keep the Other Party informed of the status of the Key Regulatory Approval and promptly notify the Other Party of receipt of any communications (oral or written) of any nature from a Governmental Authority and provide the Other Party with copies thereof; (vi) refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the Other Party; and (vii) not do anything that would reasonably be expected to prejudice the Key Regulatory Approval from being obtained as soon as reasonably practicable.

(d)	Notwithstanding any requirement in this Agreement, including this Section 3.6 and Section 7.6, or any other provision in this Agreement, where a Party is required to provide information to the Other Party that the disclosing Party deems to be competitively sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the Other Party, provided that the disclosing Party also provides a redacted version of any such information to the Other Party.

(e)	Whitecap and Veren shall each be responsible for and shall pay 50% of the filing fees payable in respect of the Key Regulatory Approval.

3.7	Financings

(a)	Whitecap shall take, or cause to be taken, all actions as are necessary, proper or advisable to: (i) maintain in effect the Debt Commitment Letters and the Whitecap Credit Agreement in accordance with their respective terms, which for certainty, provides for an automatic reduction of commitments under the Bridge Commitment Letter upon closing of the new credit facilities under the Accordion Commitment Letter with, among other things, commitments in excess of $2.5 billion under such new credit facilities (except for such amendments, supplements, modifications, replacements or waivers permitted pursuant to this Section 3.7); provided that the commitments of the lenders under the Bridge Commitment Letter may be cancelled on the Downgrade Expiry Date if, on such date, all of the Veren IG Notes are rated BBB(low) or higher by DBRS Limited; (ii) negotiate and enter into definitive documentation with respect to the Debt Financings on the respective terms and conditions (including the “market flex” provisions) contained in the Debt Commitment Letters or on other terms in accordance with this Section 3.7 (the “Financing Documents”); provided that Whitecap shall not be required to negotiate and enter into any Financing Documents with respect to the Bridge Commitment Letter unless and until there occurs a “Ratings Decline” (under and as defined in the Veren Note Indenture); (iii) satisfy or obtain the waiver of all conditions to funding in the Debt Commitment Letters (or Financing Documents entered into with respect to the Debt Commitment Letters) applicable to Whitecap to enable the consummation of the Debt Financings at or prior to the Effective Time; provided that Whitecap shall not be required to consummate any Debt Financing under any Financing Documents entered into with respect to the Bridge Commitment Letter unless and until there is a “Change of Control Payment Date” (under and as defined in the Veren Note Indenture); (iv) enforce its rights under the Debt Commitment Letters in the event of a breach by the Debt Financing Sources that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Business Combination (it being agreed that any delay to a date that would be later than the Outside Date is a material delay); and (v) ensure that the required funds are available before the “Change of Control Payment Date” (under and as defined in the Veren Note Indenture).

(b)	Whitecap shall not permit, without the prior written consent of Veren (not to be unreasonably withheld, delayed or conditioned, provided that it shall not be unreasonable for Veren to withhold consent to any amendment or modification that would reasonably be expected to cause closing of the Business Combination to occur after the Outside Date), any amendment or modification to be made to, or any waiver or release of any provision or remedy to be made under, the Debt Commitment Letters or any Financing Document (it being understood that the exercise of any “market flex” provisions shall not be deemed to be an amendment, modification, waiver or release) if such amendment, modification, waiver or release imposes new or additional conditions precedent to the availability of the Debt Financings, reduces the amount of the commitments thereunder or would otherwise reasonably be expected to prevent or materially delay the consummation of the Debt Financings or the consummation of the transactions contemplated by this Agreement; provided, that notwithstanding the foregoing Whitecap shall be permitted to amend the Debt Commitment Letters to add lenders (and re-allocate commitments as a consequence of the addition of lenders), arrangers, book-runners, syndication and documentation agents or similar entities who have not executed the Debt Commitment Letters as of the Agreement Date.

(c)	Upon reasonable request by Veren, Whitecap will provide Veren with information, in reasonable detail, with respect to the current status of all material activity concerning arranging and obtaining the Debt Financings. Without limiting the generality of the foregoing, Whitecap shall give Veren notice as soon as reasonably practicable: (i) of any actual breach or default by any party to any Debt Commitment Letter, the Financing Documents or the Whitecap Credit Agreement of which Whitecap becomes aware; (ii) of the receipt of any written notice or other communication from any Debt Financing Source with respect to any actual breach, default, termination or repudiation by any party to any Debt Commitment Letter, any Financing Documents or the Whitecap Credit Agreement; (iii) if for any reason Whitecap believes in good faith that it will not be able to obtain all or any portion of the Debt Financings contemplated by the Debt Commitment Letters or the Whitecap Credit Agreement; (iv) if any Debt Commitment Letter or the Whitecap Credit Agreement expires or is terminated for any reason; and (v) if any Debt Commitment Letter or the Whitecap Credit Agreement is amended or supplemented, or if any waiver is granted in respect thereof, together with the applicable amendment, supplement or waiver. As soon as reasonably practicable after the date Veren delivers to Whitecap a written request, Whitecap shall provide any information reasonably requested by Veren relating to any circumstance referred to in clause (i), (ii), (iii), (iv) or (v) of the immediately preceding sentence. Whitecap shall not be required to make a disclosure under this Section 3.7 to the extent that any such disclosure would be prohibited under Applicable Laws or could reasonably be expected to result in a waiver of solicitor-client privilege.

(d)	If any portion of the Debt Financings becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letters or the Whitecap Credit Agreement, Whitecap shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources which alternative financing shall (i) provide for an aggregate commitment amount (for the avoidance of doubt, inclusive of the commitment amount under such alternative financing) that is sufficient to enable Whitecap to complete (A) the financings described under the Debt Commitment Letters and (B) the Whitecap Credit Agreement Financing, and (ii) be subject to such terms and conditions as would not reasonably be expected to prevent or materially delay the consummation of the Business Combination or the transactions contemplated hereby. Whitecap shall deliver to Veren true, correct and complete copies of such alternative commitments when available; provided that the commitments of the lenders under the Bridge Commitment Letter may be cancelled on the Downgrade Expiry Date if, on such date, all of the Veren IG Notes are rated BBB(low) or higher by DBRS Limited. For the avoidance of doubt, Whitecap arranging and obtaining, in replacement of the Debt Financing, new or replacement financing in accordance with this Section 3.7 shall not modify or affect in any way any of Veren’s or Whitecap’s rights or obligations pursuant to this Agreement. In the event any alternative financing is obtained, all references herein to the “Accordion Debt Financing”, the “Bridge Debt Financing” or the “Whitecap Credit Agreement Financing”, as applicable, shall be deemed to include such alternative financing and all references herein to the “Accordion Commitment Letter”, the “Bridge Commitment Letter” or the “Whitecap Credit Agreement Financing”, as applicable, shall be deemed to include the applicable credit agreement(s), commitment letter(s) and any related fee letter(s) for the alternative financing.

(e)	Whitecap acknowledges and agrees that Whitecap obtaining financing is not a condition to any of its obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of Whitecap. For the avoidance of doubt, if any financing referred to in this Section 3.7 is not obtained, Whitecap will continue to be obligated to consummate the Business Combination, subject to and on the terms contemplated by this Agreement, subject to the applicable conditions set forth in Article 6.

(f)	In addition to the foregoing and for greater certainty, Whitecap shall take, or cause to be taken, all actions as are necessary, proper or advisable to obtain and maintain in full force and effect all credit facilities and/or financing arrangements as are required in order to permit the conditions of Veren in Section 6.3(c) to be satisfied.

3.8	Financing Assistance

(a)	Veren shall use commercially reasonable efforts to provide and to cause its subsidiaries (and to use commercially reasonable efforts to cause its and their Representatives) to provide such customary and timely cooperation to Whitecap as Whitecap may reasonably request in connection with the arrangements by Whitecap to obtain the Debt Financings (provided that (i) such cooperation does not unreasonably interfere with the ongoing business operations of Veren or its subsidiaries; (ii) other than any customary authorization letters described below, Veren shall not be required to execute or enter into, or cause any of its subsidiaries to execute or enter into, any binding commitment or agreement which becomes effective prior to the Effective Time or which is not conditional on the completion of the Business Combination and does not terminate without liability to Veren or its subsidiaries upon the termination of this Agreement; (iii) neither the Veren Board nor any of Veren’s subsidiaries’ boards of directors (or equivalent bodies) shall be required to approve or adopt any financing or Contracts related thereto (or any alternative financing) that would take effect prior to, or are not otherwise contingent upon the occurrence of, the Effective Time (and no such directors that shall not be continuing directors shall be required to take such action); (iv) no employee, officer or director of Veren or any of its subsidiaries shall be required to take any action which would result in such Person incurring any personal liability (as opposed to liability in his or her capacity as an officer) with respect to any matters related to the Debt Financings; and (v) any actions taken hereunder shall be, and shall be deemed to be, taken in compliance with this Section 3.8), including:

(i)	making available to Whitecap, its Representatives and their Debt Financing Sources and their respective agents and advisors, such financial information or other information as Whitecap may reasonably request in connection with the preparation of the Financing Materials, and assist in providing customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders and other financing sources (without limiting the confidentiality restrictions noted below);

(ii)	providing Whitecap and its Representatives with any financial information and data required to prepare any pro forma financial statements and with any reserves and operating data, in each case, reasonably required or customarily included in the Financing Materials;

(iii)	providing Whitecap and the Debt Financing Sources with the Veren information required under the Debt Commitment Letters with respect to Veren and its subsidiaries;

(iv)	cooperating and providing information reasonably required by or for the benefit of the Debt Financing Sources in the context of due diligence and verification, in compliance with applicable requirements or customary practice;

(v)	as soon as practicable following request and at least three (3) Business Days prior to the Effective Date (provided the request is at least ten (10) Business Days prior to such time), providing Whitecap and any of the Debt Financing Sources with all documentation and other information required under applicable anti-money laundering laws, rules and regulations, know-your-client processes, including without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended and with respect to beneficial ownership;

(vi)	cooperating in the discharge of existing indebtedness and Encumbrances of Veren and its subsidiaries in connection with the Debt Financings (which discharge for clarity shall not be required to take effect before closing of the Business Combination), including obtaining a customary debt pay-off letter(s) and delivering a draft of such pay-off letter(s) to Whitecap for comment and review;

(vii)	cooperating with the preparation and negotiation of and entry into and sending of definitive and ancillary documentation in connection with the Debt Financings, including any redemption notices, change of control notices, certificates and other documents required under any of the existing debt documents of Veren necessary to repay, satisfy and discharge existing indebtedness of Veren;

(viii)	promptly updating any information provided by or on behalf of it, or which relates to Veren or its subsidiaries to ensure that such information does not contain a misrepresentation; and

(ix)	using reasonable best efforts to obtain any necessary cooperation from any of its auditors and any other advisors to the use of any financial or other expert information required to be included in Financing Materials and to the identification in Financing Materials of each such advisor.

(b)	Veren acknowledges that, in connection with the Debt Financings, Whitecap may, upon reasonable consultation with Veren, have confidential discussions concerning this Agreement or the Business Combination with the Debt Financing Sources, rating agencies, prospective lenders and each of their agents and advisors during syndication of the Debt Financings (including any replacement or alternative financing) and that confidential or otherwise non-public information may be provided to the Debt Financing Sources, rating agencies, prospective lenders and each of their agents and advisors, and Veren consents to Whitecap and its affiliates and Representatives having such discussions and providing such information provided that such Debt Financing Sources, rating agencies, prospective lenders and each of their respective agents and advisors agree to keep any applicable confidential information concerning Veren or its subsidiaries confidential including through “click through” confidentiality agreements and confidentiality provisions contained in customary bank books.

(c)	Without limiting the generality of the foregoing, Veren consents to the use of all logos of Veren and its subsidiaries in any bank information memoranda, ratings agency presentations and similar documents (the “Financing Materials”) used in connection with the Debt Financings; provided, that such logos are (i) used (a) solely in a manner that is not intended, or reasonably likely, to harm or disparage Veren or its subsidiaries or the reputation or goodwill of Veren or its subsidiaries, and (b) solely in connection with a description of Veren, its business and products or the transactions contemplated by this Agreement (including the Debt Financings); or (ii) used in any other manner as may be approved by Veren from time to time.

(d)	None of Veren or its subsidiaries shall be required to: (i) pay any commitment, consent or other similar fee, incur any liability, or provide or agree to provide any indemnity in connection with the Debt Financings prior to the Effective Time; (ii) take any action or do anything that would: (a) contravene any Applicable Laws or its organizational or constating documents in effect as of the date of this Agreement; (b) breach or would result in a default under any material Contract to which Veren or its subsidiaries is party; (c) cause any breach of this Agreement that would provide Whitecap with the right to terminate this Agreement or seek indemnity, reimbursement of expenses or the payment of Veren Termination Amount under the terms hereof; or (d) reasonably be expected to prevent or materially delay the consummation of the Business Combination or the transactions contemplated hereby; (iii) disclose any information that would result in the disclosure of any trade secrets or similar information or violate any obligations of Veren or its subsidiaries with respect to confidentiality that are owed to any third party; provided, Veren shall, and shall cause its subsidiaries to, notify Whitecap if any documentation and information is being so withheld and provide a general description of such withheld documentation or information, in each case, to the extent permitted under the applicable obligation of confidentiality; or (iv) waive or amend any terms of this Agreement. Nothing in this Agreement will require any Representative of Veren or any of its subsidiaries to deliver any certificate or opinion or take any other action pursuant to this Section 3.8 that would or would reasonably be expected to result in personal liability to such Representative.

(e)	Whitecap shall, promptly upon request by Veren (and in any event following termination of this Agreement), (a) reimburse Veren or its subsidiaries for all reasonable and documented out-of-pocket costs (including reasonable and documented out-of-pocket legal fees) incurred by Veren or its subsidiaries in connection with any of the actions contemplated by this Section 3.8, and (b) shall indemnify and hold harmless Veren or its subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the cooperation of Veren and its subsidiaries contemplated by this Section 3.8 or in connection with the Debt Financings, in each case, other than in connection with any information supplied by or on behalf of Veren or any of its subsidiaries (or which relates to Veren or any of its subsidiaries which is approved in writing by Veren or any subsidiary (including by email)) or to the extent resulting from Veren’s or any of its subsidiaries’ fraud, gross negligence or willful misconduct.

3.9	Debt Financing Sources

Notwithstanding anything in this Agreement to the contrary, each of the Parties to this Agreement on behalf of itself, its affiliates and their respective directors, officers, employees, controlling persons, agents or other Representatives, hereby:

(a)	agrees, without limiting Whitecap’s rights and remedies against the Debt Financing Sources under the Debt Commitment Letters or the Financing Documents, that:

(i)	no Debt Financing Source will have any obligation or liability (whether in contract or in tort, in law or in equity or otherwise) to Veren or any of its affiliates relating to or arising out of this Agreement, the Debt Financings or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; and

(ii)	this Agreement may only be enforced against, and any claim, action or other proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as the Parties to this Agreement;

(b)	agrees that the Debt Financing Sources are express third-party beneficiaries of this Section 3.9 and shall be entitled to rely on and enforce this Section 3.9; and

(c)	agrees that no amendment or waiver of this Section 3.9 (or the definitions used herein) shall be effective to the extent such amendment or waiver is adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF WHITECAP

4.1	Representations and Warranties of Whitecap

Whitecap hereby makes to, and in favour of, Veren the representations and warranties set out in Schedule “D” and acknowledges that Veren is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

4.2	Investigation

Any investigation by Veren and its advisors shall not mitigate, diminish or affect the representations and warranties of Whitecap pursuant to this Agreement.

4.3	Disclaimer

Veren agrees and acknowledges that, except as set forth in this Agreement, Whitecap makes no representation or warranty, express or implied, at law or in equity, with respect to Whitecap, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.4	Survival of Representations and Warranties

The representations and warranties of Whitecap contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF VEREN

5.1	Representations and Warranties of Veren

Veren hereby makes to, and in favour of, Whitecap the representations and warranties set out in Schedule “E” and acknowledges that Whitecap is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

5.2	Investigation

Any investigation by Whitecap and its advisors shall not mitigate, diminish or affect the representations and warranties of Veren pursuant to this Agreement.

5.3	Disclaimer

Whitecap agrees and acknowledges that, except as set forth in this Agreement, Veren makes no representation or warranty, express or implied, at law or in equity, with respect to Veren, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

5.4	Survival of Representations and Warranties

The representations and warranties of Veren contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 6
CONDITIONS PRECEDENT

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular to complete the Business Combination, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to each of Whitecap and Veren, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Whitecap or Veren, each acting reasonably, on appeal or otherwise;

(b)	the Veren Transaction Resolution shall have been approved by the Veren Shareholders by the Veren Required Approval at the Veren Meeting, in accordance with the Interim Order;

(c)	the Share Issuance Resolution shall have been approved by the Whitecap Shareholders at the Whitecap Meeting;

(d)	the Final Order shall have been granted on terms consistent with this Agreement, and such order shall not have been set aside or modified in a manner unacceptable to Whitecap or Veren, acting reasonably, on appeal or otherwise;

(e)	the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of the Whitecap Shares to be issued pursuant to the Business Combination subject only to customary conditions reasonably expected to be satisfied;

(f)	the Key Regulatory Approval shall have been obtained, and the Key Regulatory Approval shall be in full force and effect;

(g)	no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination; and

(h)	the aggregate number of Veren Shares held, directly or indirectly, by the Veren Shareholders who have properly exercised and not withdrawn Dissent Rights in connection with the Business Combination shall not exceed 8% of the outstanding Veren Shares at the Effective Time.

The conditions in this Section 6.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

6.2	Additional Conditions to Obligations of Whitecap

The obligation of Whitecap to consummate the transactions contemplated by this Agreement, and in particular to complete the Business Combination, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Veren shall have fulfilled and complied with in all material respects each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and Veren shall have provided to Whitecap a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)

(i)	the representations and warranties in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement), (c) (Material Subsidiaries; Joint Ventures) and (d) (Ownership of Subsidiaries) of Schedule “E” shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date);

(ii)	the representations and warranties in Section (u) (Capitalization) of Schedule “E” shall be true and correct in all respects (except for de minimis inaccuracies) as of the Agreement Date and shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted hereunder) as of the Effective Date as if made on and as of such date; and

(iii)	all other representations and warranties of Veren set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not have, or would not reasonably be expected to have, a Material Adverse Effect on Veren or prevent the completion of the transactions contemplated in this Agreement (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored), and Veren shall have provided to Whitecap a certificate of two executive officers certifying such accuracy on the Effective Date; and

(c)	between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Veren.

The conditions in this Section 6.2 are for the exclusive benefit of Whitecap and may be asserted by Whitecap regardless of the circumstances or may be waived by Whitecap in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Whitecap may have, including the right of Whitecap to rely on any other of such conditions.

6.3	Additional Conditions to Obligations of Veren

The obligation of Veren to consummate the transactions contemplated by this Agreement, and in particular to complete the Business Combination, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Whitecap shall have fulfilled and complied with in all material respects each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and Whitecap shall have provided to Veren a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)

(i)	the representations and warranties in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement), (c) (Material Subsidiaries; Joint Ventures), (d) (Ownership of Subsidiaries) and (zz) (Debt Commitment Letters) of Schedule “D” shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date);

(ii)	the representations and warranties in Section (v) (Capitalization) of Schedule “D” shall be true and correct in all respects (except for de minimis inaccuracies) as of the Agreement Date and shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted hereunder) as of the Effective Date as if made on and as of such date; and

(iii)	all other representations and warranties of Whitecap set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not have, or would not reasonably be expected to have, a Material Adverse Effect on Whitecap or prevent the completion of the transactions contemplated in this Agreement (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored), and Whitecap shall have provided to Veren a certificate of two executive officers certifying such accuracy on the Effective Date;

(c)	on the Effective Date: (i) each of the Veren Credit Agreements shall be repaid in full and cancelled by Whitecap; and (ii) if any of the Veren IG Notes have been downgraded below BBB (low) by DBRS Limited, Whitecap shall have immediately available funds or one or more credit facilities having terms and conditions acceptable to Veren, acting reasonably, with immediately available funds, that, alone or together, would enable Veren or Whitecap (as its successor), as applicable, to purchase all of the Veren IG Notes as required under the Veren Note Indenture;

(d)	between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Whitecap; and

(e)	on the Effective Date, the composition of the Whitecap Board shall be as set forth in Section 2.8(a).

The conditions in this Section 6.3 are for the exclusive benefit of Veren and may be asserted by Veren regardless of the circumstances or may be waived by Veren in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Veren may have, including the right of Veren to rely on any other of such conditions.

6.4	Notice and Cure Provisions

(a)	Each Party shall give prompt notice to the Other Party of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

(ii)	result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by either Party hereunder prior to or at the Effective Date,

in each case to the extent that the conditions in Section 6.2(a) and Section 6.2(b), in the case of Veren’s representations, warranties and covenants, and Section 6.3(a) and Section 6.3(b), in the case of Whitecap’s representations, warranties and covenants, would not be capable of being satisfied at any time from the Agreement Date until the Effective Date. No such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)	Neither Veren nor Whitecap may elect to terminate this Agreement as provided for in Section 9.1(c) unless promptly, and in any event prior to the issuance of the Certificate: (i) the Party intending to rely thereon has delivered a written notice to the Other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the Other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within ten (10) days after receipt of such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); and (ii) if the breaches of covenants, representations and warranties or other matters specified in such notice have not been cured by the date that is the earlier of the Outside Date and the date that is ten (10) days after receipt of such notice, such date shall be the termination date. More than one such notice may be delivered by a Party.

6.5	Merger of Conditions

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Business Combination.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Covenants Regarding Non-Solicitation

(a)	Each Party shall, and shall cause its respective subsidiaries and its and their officers, directors, employees, financial advisors, legal counsel, accountants, advisors and all other representatives and agents (“Representatives”), as applicable, to: (i) immediately cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations (including through any of the Representatives of such Party), if any, with any third parties (other than the Other Party), initiated before the Agreement Date with respect to any Person that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal; (ii) as and from the Agreement Date until termination of this Agreement pursuant to Article 9, immediately discontinue providing access to and disclosure of any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise, to any Person (other than the Other Party or its Representatives) who has entered into a confidentiality agreement with the Party relating to an Acquisition Proposal; (iii) pursuant to and in accordance with each applicable confidentiality agreement relating to an Acquisition Proposal, promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with such Party and the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries, and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, any rights or other benefits under any confidentiality agreements to which such Party or any of its subsidiaries is a party, including any “standstill provisions” thereunder. Each Party undertakes to enforce all standstill, non- disclosure, non-disturbance, non-solicitation and similar covenants or agreements that it has entered into with third parties prior to the Agreement Date.

(b)	Neither Party shall, directly or indirectly, do, nor authorize or permit any of its Representatives to do, any of the following:

(i)	solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit, assist, initiate or knowingly facilitate or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including by way of furnishing information or access to properties, facilities or books and records;

(ii)	withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to the Other Party, the Veren Board Recommendation (or any related recommendation by any committee of the Veren Board) or the Whitecap Board Recommendation (or any related recommendation by any committee of the Whitecap Board), as applicable;

(iii)	make any public announcement or take any other action inconsistent with the Veren Board Recommendation or Whitecap Board Recommendation, as applicable;

(iv)	enter into or otherwise engage or participate in any negotiations or any discussions regarding any inquiry, proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, or furnish or provide access to any information with respect to such Party’s securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(v)	accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse, or, for a period in excess of three (3) Business Days, take no position or a neutral position with respect to a publicly announced or publicly proposed, Acquisition Proposal; or

(vi)	accept, approve, endorse or enter into (other than a confidentiality agreement permitted by and in accordance with Section 7.1(b)(vii)) or publicly propose to accept, approve, endorse or enter into any agreement, understanding or arrangement (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person if Whitecap or Veren, as applicable, completes the transactions contemplated hereby;

except that notwithstanding the provisions of clauses (ii) and (iii) of Section 7.1(a) or this Section 7.1(b), each Party and its Representatives may:

(vii)	at any time prior to obtaining the approval of the Veren Shareholders of the Veren Transaction Resolution (in the case of Veren) or at any time prior to obtaining the approval of the Whitecap Shareholders of the Share Issuance Resolution (in the case of Whitecap), enter into, or participate in, any discussions or negotiations with an arm’s length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by such Party or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement with terms at least as restrictive to such counterparty as the Confidentiality Agreement (on the condition that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to the Other Party), may furnish to such third party information concerning such Party and its business, affairs, properties and assets (on the condition that such third party is not furnished with greater access or information than the Other Party), in each case if and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of this Section 7.1, and in respect of which the Veren Board or the Whitecap Board, as applicable, determines in good faith, after consultation with its external legal and independent financial advisors, constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(B)	prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, the Party promptly provides written notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to the Other Party the confidentiality and standstill agreement entered into with such Person or entity in accordance with this Section 7.1(b)(vii) and the information required to be provided under Sections 7.1(c) and 7.1(d); and

(C)	the Receiving Party has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under this Section 7.1;

(viii)	comply with Division 3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its shareholders; and

(ix)	at any time prior to obtaining the approval of the Veren Shareholders of the Veren Transaction Resolution (in the case of Veren) or at any time prior to obtaining the approval of the Whitecap Shareholders of the Share Issuance Approval (in the case of Whitecap), withdraw the Veren Board Recommendation (or any recommendation by any committee of the Veren Board) or the Whitecap Board Recommendation (or any recommendation by any committee of the Whitecap Board), as applicable, and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party but only if prior to such acceptance, recommendation, approval or implementation: (A) the board of directors of such Party shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(d) and after receiving the advice of its financial advisors and external legal counsel, as reflected in minutes of the board of directors of such Party, that such Superior Proposal is in the best interests of the Party and the taking of such action is necessary for the board of directors of such Party to act in a manner consistent with its fiduciary duties under Applicable Law; (B) such Party complies with its obligations set out in Section 7.1(d); and (C) if such Party is entering into an agreement to implement a Superior Proposal, such Party terminates this Agreement in accordance with Section 9.1(f) or Section 9.1(g), as applicable, and concurrently therewith pays the amount required by Section 7.2 or Section 7.3, as applicable.

(c)	If, after the Agreement Date, a Party or any of its subsidiaries (the “Receiving Party”) is in receipt of an Acquisition Proposal or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records, the Receiving Party shall promptly (and in any event within 24 hours of receipt by the Receiving Party) notify the Other Party (“Responding Party”) (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any amendments to the foregoing received by the Receiving Party. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) or any such request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records received by the Receiving Party or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal or offer or request (to the extent then known by the Receiving Party). The Receiving Party shall also provide such further and other details of the Acquisition Proposal, request or any amendment thereto as the Responding Party may reasonably request (to the extent then known by the Receiving Party). The Receiving Party shall keep the Responding Party fully informed of the status, including any change to material terms, of any Acquisition Proposal, request or any amendment thereto, shall respond promptly to all reasonable inquiries by the Responding Party with respect thereto, and shall provide to the Responding Party copies of all material correspondence and other written material sent to or provided to the Receiving Party by any Person in connection with such inquiry, proposal, offer or request or sent or provided by the Receiving Party to any Person in connection with such inquiry, proposal, offer or request.

(d)	Following receipt of a Superior Proposal, the Receiving Party shall give the Responding Party, orally and in writing, at least five (5) Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall:

(i)	confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal;

(ii)	identify the third party making the Superior Proposal;

(iii)	if the Receiving Party is proposing to enter into an agreement to implement such Superior Proposal, confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any financing condition, due diligence condition or access condition; and

(iv)	if the Receiving Party is proposing to enter into an agreement to implement such Superior Proposal, confirm that a definitive agreement to implement such Superior Proposal has been settled between the Receiving Party and such third party in all material respects (including in respect of the value and financial terms and the value ascribed to any non-cash consideration offered under such Acquisition Proposal), and the Receiving Party will concurrently provide a true and complete copy thereof, together with all supporting materials, including any financing documents supplied to the Receiving Party in connection therewith, and will thereafter promptly provide any amendments thereto, to the Responding Party.

During the five (5) Business Day period commencing on the delivery of such notice (such period, the “Matching Period”), the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the Veren Board Recommendation or the Whitecap Board Recommendation, as applicable. During the Matching Period, the Responding Party shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Business Combination in order for such Acquisition Proposal to cease to be a Superior Proposal. In addition, during the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (i) the board of directors of the Receiving Party shall review any offer made by the Responding Party to amend this Agreement and the Business Combination in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Receiving Party shall negotiate in good faith with the Responding Party to make such amendments to the terms of this Agreement and the Business Combination as would enable the Responding Party to proceed with the transactions contemplated by this Agreement on such amended terms. If the board of directors of the Receiving Party determines that such Acquisition Proposal would cease to be a Superior Proposal: (x) the Receiving Party shall promptly so advise the Responding Party, and the Receiving Party and the Responding Party shall amend this Agreement to reflect such offer made by the Responding Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (y) the board of directors of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the Veren Board Recommendation or the Whitecap Board Recommendation, as applicable. The Receiving Party acknowledges that each successive material modification of any Superior Proposal that results in an increase in the consideration (or the value thereof) to be received by the Receiving Party’s shareholders or other material terms or conditions shall constitute a new Superior Proposal for purposes of the requirement under this Section 7.1(d) to initiate a new Matching Period.

(e)	The Whitecap Board or the Veren Board shall promptly and in any event within 24 hours after the determination in clause (i) or (ii) below, reaffirm the Veren Board Recommendation or Whitecap Board Recommendation, as applicable, by news release after any Acquisition Proposal is publicly announced or made if: (i) the board of directors of the Receiving Party determines that such Acquisition Proposal does not constitute a Superior Proposal in accordance with this Section 7.1; or (ii) the board of directors of the Receiving Party determines that an amendment to the terms of this Agreement has been agreed that results in the Acquisition Proposal not being a Superior Proposal. The Receiving Party shall provide the Responding Party and its external legal counsel with a reasonable opportunity to review the form and content of any such news release and shall make all reasonable amendments to such news release as requested by the Responding Party and its counsel.

(f)	Each of Whitecap and Veren agree that all information that may be provided to it by the Other Party with respect to any Superior Proposal pursuant to this Section 7.1 shall be treated as if it were “Evaluation Material” as that term is defined in the Confidentiality Agreement, and such information shall not be disclosed or used except in accordance with the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(g)	Each Party shall ensure that its Representatives are aware of the provisions of this Section 7.1. Each Party shall be responsible for any breach of this Section 7.1 by its Representatives.

7.2	Whitecap Disposition of Rights

If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)	the Veren Board (or any committee thereof): (i) fails to make the Veren Board Recommendation as required hereunder; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Veren Board Recommendation in a manner adverse to Whitecap (it being understood that the taking of a neutral position or no position with respect to a publicly announced or publicly proposed Acquisition Proposal beyond the earlier of a period of three (3) Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Veren Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the Veren Board Recommendation: (A) in the manner and within the time period set out in Section 7.1(e); or (B) within five (5) Business Days after having been requested to do so by Whitecap; or (iv) resolves to do any of the foregoing, and this Agreement is terminated pursuant to Section 9.1(d);

(b)	Veren breaches any of its obligations under Section 7.1 in any material respect, and this Agreement is terminated pursuant to Section 9.1(d);

(c)	the Veren Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement an Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of an Acquisition Proposal, and this Agreement is terminated pursuant to Section 9.1(d);

(d)	this Agreement is terminated by Veren or Whitecap pursuant to Section 9.1(b)(i) and prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Veren has been publicly announced, proposed, disclosed, offered or made by any Person (other than Whitecap or its affiliates) and, within twelve (12) months following the date of such termination:

(i)	the Veren Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve (12)-month period);

(ii)	Veren enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve (12)-month period); or

(iii)	any Acquisition Proposal is consummated with Veren; or

(e)	Veren enters into a definitive agreement with respect to a Superior Proposal pursuant to Section 7.1(b)(ix) and terminates this Agreement pursuant to Section 9.1(f),

(each of the above, if not timely cured, if applicable, or waived by Whitecap, being (upon expiration of the applicable cure period) hereinafter referred to as a “Whitecap Disposition Event”), Veren shall pay to Whitecap $200 million (the “Whitecap Termination Amount”), in consideration for the disposition of Whitecap’s rights under this Agreement, in immediately available funds, to an account designated by Whitecap, as follows:

(i)	if the Whitecap Termination Amount is payable pursuant to Section 7.2(a), Section 7.2(b) or Section 7.2(c), the Whitecap Termination Amount shall be payable within two (2) Business Days following the occurrence of such Whitecap Disposition Event;

(ii)	if the Whitecap Termination Amount is payable pursuant to Section 7.2(d), the Whitecap Termination Amount shall be payable upon the consummation of the Acquisition Proposal referred to therein; or

(iii)	if the Whitecap Termination Amount is payable pursuant to Section 7.2(e), the Whitecap Termination Amount shall be payable concurrently with the termination of this Agreement.

Veren shall only be obligated to pay one Whitecap Termination Amount pursuant to this Section 7.2.

7.3	Veren Disposition of Rights

If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)	the Whitecap Board (or any committee thereof): (i) fails to make the Whitecap Board Recommendation as required hereunder; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Whitecap Board Recommendation in a manner adverse to Veren (it being understood that the taking of a neutral position or no position with respect to a publicly announced or publicly proposed Acquisition Proposal beyond the earlier of a period of three (3) Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Whitecap Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the Whitecap Board Recommendation: (A) in the manner and within the time period set out in Section 7.1(e); or (B) within five (5) Business Days after having been requested to do so by Veren; or (iv) resolves to do any of the foregoing, and this Agreement is terminated pursuant to Section 9.1(e);

(b)	Whitecap breaches any of its obligations under Section 7.1 in any material respect, and this Agreement is terminated pursuant to Section 9.1(e);

(c)	the Whitecap Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement an Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of an Acquisition Proposal, and this Agreement is terminated pursuant to Section 9.1(e);

(d)	this Agreement is terminated by Veren or Whitecap pursuant to Section 9.1(b)(ii) and prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Whitecap has been publicly announced, proposed, disclosed, offered or made by any Person (other than Veren or its affiliates) and, within twelve (12) months following the date of such termination:

(i)	the Whitecap Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve (12)-month period);

(ii)	Whitecap enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve (12)-month period); or

(iii)	any Acquisition Proposal is consummated with Whitecap; or

(e)	Whitecap enters into a definitive agreement with respect to a Superior Proposal pursuant to Section 7.1(b)(ix) and terminates this Agreement pursuant to Section 9.1(g),

(each of the above, if not timely cured, if applicable, or waived by Veren, being (upon expiration of the applicable cure period) hereinafter referred to as a “Veren Disposition Event”), Whitecap shall pay to Veren $200 million (the “Veren Termination Amount”), in consideration for the disposition of Veren’s rights under this Agreement, in immediately available funds, to an account designated by Veren, as follows:

(i)	if the Veren Termination Amount is payable pursuant to Section 7.3(a), Section 7.3(b) or Section 7.3(c), the Veren Termination Amount shall be payable within two (2) Business Days following the occurrence of such Veren Disposition Event;

(ii)	if the Veren Termination Amount is payable pursuant to Section 7.3(d), the Veren Termination Amount shall be payable upon the consummation of the Acquisition Proposal referred to therein; or

(iii)	if the Veren Termination Amount is payable pursuant to Section 7.3(e), the Veren Termination Amount shall be payable concurrently with the termination of this Agreement.

Whitecap shall only be obligated to pay one Veren Termination Amount pursuant to this Section 7.3.

7.4	Quantum of Termination Amounts and Specific Performance

Each of Whitecap and Veren acknowledges that the payment of the amounts set out in Section 7.2 or Section 7.3 is a payment in consideration for the disposition of the Other Party’s rights under this Agreement and agrees that such amount represents a genuine pre-estimate of the damages that Whitecap or Veren (as applicable) will suffer or incur as a result of the event giving rise to the disposition of rights under this Agreement and the resultant termination of this Agreement and is not a penalty. Each of Whitecap and Veren irrevocably waives any right it may have to raise as a defence that any such amounts payable by it are excessive or punitive. For greater certainty, Whitecap and Veren agree that receipt of an amount pursuant to Section 7.2 or Section 7.3 is the sole monetary remedy of Whitecap or Veren (as applicable) hereunder in such circumstances, except that this limitation shall not apply in the event of fraud, or wilful or intentional breach of this Agreement, by the Party that has made, or is required to make, a payment pursuant to Section 7.2 or Section 7.3, and, in such circumstances, the non-breaching Party may pursue an action against the breaching Party for damages. Nothing in Section 7.2, Section 7.3 or this Section 7.4 shall, in circumstances where the Whitecap Termination Amount or the Veren Termination Amount, as applicable, is not payable, otherwise preclude Whitecap or Veren, as applicable, from pursuing an action against the Other Party for damages for a breach under this Agreement or from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or agreements of the Other Party set out in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.5	Fees and Expenses

Except as expressly set out in this Agreement, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Business Combination.

7.6	Access to Information; Confidentiality

(a)	From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with Applicable Laws (including antitrust and competition laws) and the terms of any existing Contracts (including the Confidentiality Agreement), Veren shall, and shall cause each other member of the Veren Group and its and their respective Representatives to, provide Whitecap and its Representatives such access as Whitecap may reasonably require at all reasonable times, at Whitecap’s sole cost and expense and only during normal business hours, including for the purpose of facilitating integration business planning and reviewing Veren’s cash management policy and internal financing policies, to their premises (including field offices and sites), books, Contracts, Returns, records, Information Technology, properties, assets, officers, employees, agents and management personnel, and shall furnish promptly to Whitecap all data and information as Whitecap may reasonably request in order to permit Whitecap to be in a position to expeditiously and efficiently integrate the business and operations of Whitecap and Veren immediately upon but not prior to the Effective Date; provided that no investigations made by or on behalf of Whitecap, whether under this Section 7.6 or otherwise, shall waive, diminish the scope of, or otherwise affect, or be deemed to modify, any representation or warranty made by Veren herein. Without limiting the foregoing and subject to compliance with Applicable Law and the terms of any existing Contracts (including the Confidentiality Agreement): (i) Whitecap and its Representatives shall, upon reasonable prior notice, have the right to conduct inspections of the properties of each member of the Veren Group; (ii) Veren shall, upon Whitecap’s request, facilitate discussions between Whitecap and any third party from whom consent may be required (iii) Veren shall, on a bi-weekly basis or if otherwise requested by Whitecap, provide Whitecap with the details (which shall not include the identity of the proposed counterparty) of any proposed Hedging Transactions contemplated by Veren; (iv) each Party shall within 14 days following the Agreement Date, provide the Other Party with a list of all authorizations for expenditures (“AFEs”) approved for the year ended December 31, 2025, following which each Party shall on a weekly basis provide the Other Party with a list of new or amended AFEs approved by the Party for such time period; and (v) Veren and Whitecap shall form a committee consisting of appropriate senior officers and other representatives that shall meet on a regular basis for the purpose of integration business planning, with mechanisms in place to ensure that all pre-closing activities of Veren and Whitecap continue to be conducted independently.

(b)	Veren shall provide information and reasonable assistance to Whitecap in implementing a communications plan of Whitecap in respect of Veren’s employees. Whitecap shall consult with and consider the reasonable comments of Veren in connection with the implementation of such plan. Veren shall coordinate reasonable access to Veren’s employees, from time to time, as reasonably requested by Whitecap and may attend and participate in any discussions or presentations in connection therewith.

(c)	Nothing in this Section 7.6 shall require a Party to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information that, in the opinion of the Party, acting reasonably, is competitively sensitive (provided that the Parties acknowledge and agree that external counsel to the Parties may have access to such information on a privileged and confidential basis in connection with obtaining regulatory approvals required in connection with the Business Combination, including the Key Regulatory Approval) or may result in jeopardizing a Party’s legal privilege in respect of such information.

(d)	The Parties acknowledge and agree that all information provided by a Party (or any of its Representatives) pursuant to this Section 7.6 shall be considered to be “Evaluation Material” for purposes of the Confidentiality Agreement and shall be subject to the Confidentiality Agreement.

7.7	Insurance and Indemnification

(a)	Whitecap and Veren agree that all rights to indemnification, expense reimbursement or exculpation now existing in favour of present and former officers and directors of Veren shall survive completion of the Business Combination and, after the Effective Time, Veren and any successor to Veren will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, expense advancement and exculpation arrangements and indemnities provided or available to or in favour of past and present officers and directors of Veren pursuant to the provisions of the articles, by-laws or other constating documents of Veren, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Veren and its past or current officers or directors effective on or prior to the Agreement Date.

(b)	Whitecap will maintain or cause to be maintained in effect for six (6) years from the Effective Time, policies of directors’ and officers’ liability insurance for the benefit of the existing Veren directors and officers providing coverage comparable to the coverage provided by the directors’ and officers’ policies obtained by Veren that are in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six (6) years of the Effective Date. Prior to the Effective Time, Veren may, in the alternative, purchase run off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six (6) years from the Effective Time, and in such event Whitecap will not have any further obligation under this Section 7.7.

(c)	In the event that Whitecap or any of its successors or assigns shall (i) consolidate with or merge or amalgamate into any other Person and shall not be the continuing or surviving company or entity of such consolidation, merger or amalgamation or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Whitecap shall cause proper provision to be made so that the successor and assign of Whitecap or all or substantially all of its properties and assets, as the case may be, assumes the obligations set forth in this Section 7.7.

7.8	Financial Advisors

As at the Agreement Date, Whitecap and Veren represent and warrant to each other that, except for National Bank Financial Inc. and TD Securities Inc. in the case of Whitecap, and BMO Capital Markets and Scotiabank in the case of Veren, no financial advisor, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Business Combination. Each Party has provided to the Other Party a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the Agreement Date and agrees: (a) not to amend the terms of any such agreements relating to the payment of fees and expenses or indemnification without the prior written approval of the Other Party; and (b) not to disclose the terms of the agreements between the Other Party and its financial advisors to such Party’s financial advisors.

7.9	Privacy Issues

(a)	For the purposes of this Section 7.9, “Transferred Information” means any Personal Information to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 7.9, the “Recipient”) by or on behalf of the Other Party (for purposes of this Section 7.9, the “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such Personal Information disclosed to the Recipient on or prior to the Agreement Date.

(b)	Each Disclosing Party acknowledges and confirms that any Transferred Information which it is responsible for disclosing to a Recipient is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated in this Agreement, and if the determination is made to proceed with such transactions contemplated, to complete them.

(c)	Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such collection, use or disclosure.

(d)	In addition to its other obligations hereunder, each of the Parties covenants and agrees to, and shall use reasonable commercial efforts to cause its Recipients to:

(i)	prior to the completion of the transactions contemplated herein:

(A)	use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated hereby, including for the purpose of determining whether to complete such transactions;

(B)	protect the Transferred Information by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and

(C)	if the transactions contemplated hereby do not proceed, return the Transferred Information to the Disclosing Party or destroy it, at the Disclosing Party’s election, within a reasonable time;

(ii)	after the completion of the transactions contemplated herein:

(A)	use and disclose the Transferred Information under its control only for those purposes for which the Transferred Information was initially collected, permitted to be used or disclosed, unless:

(I)	the Disclosing Party or the Recipient has first notified the individual about whom the Transferred Information related of any additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose; or

(II)	such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual;

(B)	protect the Transferred Information under its control by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and

(C)	give effect to any withdrawal of consent made by an individual to whom the Transferred Information under its control relates; and

(iii)	notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to the Recipient requires the consent of, or the provision of notice to, the individual about whom the Transferred Information relates, the Disclosing Party shall not disclose or transfer such Transferred Information until it has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

(e)	Where required by Applicable Law, each of the Parties agrees to promptly notify the individuals about whom the Transferred Information relates that the transactions contemplated herein have taken place and that their Transferred Information has been disclosed in connection herewith.

ARTICLE 8

AMENDMENT

8.1	Amendment

Subject to the Interim Order, the Final Order and Applicable Laws, this Agreement (other than the Plan of Arrangement, which may only be amended in accordance with Article 6 thereof) may, at any time and from time to time before or after the holding of the Veren Meeting and the Whitecap Meeting, but prior to the Effective Time, be amended by written agreement of the Parties without further notice to, or authorization from, their respective shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of Whitecap or Veren hereunder;

(b)	waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Whitecap or Veren hereunder; or

(d)	waive satisfaction of, or modify, any of the conditions precedent set out herein;

on the condition that no such amendment: (i) reduces or modifies or otherwise changes the substance or form of the consideration to be received under the Business Combination by the Veren Shareholders without approval by the Veren Shareholders given in the same manner as required for the approval of the Veren Transaction Resolution; or (ii) increases the maximum number of Whitecap Shares issuable to the Veren Shareholders pursuant to the Business Combination without approval by the Whitecap Shareholders given in the same manner as required for the approval of the Share Issuance Resolution.

ARTICLE 9

TERMINATION

9.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Parties;

(b)	by either Party if:

(i)	the Veren Shareholders fail to approve the Veren Transaction Resolution by the Veren Required Approval at the Veren Meeting in accordance with the Interim Order;

(ii)	the Whitecap Shareholders fail to approve the Share Issuance Resolution by the requisite vote at the Whitecap Meeting;

(iii)	a change in Law is enacted, made, enforced or amended that makes the consummation of the Business Combination illegal or otherwise prohibits or enjoins the Parties from completing the Business Combination, and such Law has, if applicable, become final and non-appealable, on the condition that: (A) the Party seeking to terminate this Agreement has used its reasonable commercial efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non- applicable in respect of the Business Combination; and (B) the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iv)	the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to a Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(c)	if any of the conditions set forth in Sections 6.1 or 6.2 in the case of Whitecap, or in Sections 6.1 or 6.3, in the case of Veren, has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date; provided that the Party seeking termination is in compliance with its obligations as provided in Section 6.4(b), if applicable, and on the condition that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(d)	by Whitecap upon the occurrence of a Whitecap Disposition Event, as provided in Section 7.2(a), 7.2(b) or 7.2(c);

(e)	by Veren upon the occurrence of a Veren Disposition Event, as provided in Section 7.3(a), 7.3(b) or 7.3(c);

(f)	by Veren, prior to approval of the Veren Transaction Resolution, if Veren enters into, or the Veren Board authorizes Veren to enter into, a definitive agreement with respect to a Superior Proposal, provided that:

(i)	Veren has previously paid or concurrently pays to Whitecap the Whitecap Termination Amount; and

(ii)	Veren has complied with its obligations set out in Section 7.1; or

(g)	by Whitecap, prior to approval of the Share Issuance Resolution, if Whitecap enters into, or the Whitecap Board authorizes Whitecap to enter into, a definitive agreement with respect to a Superior Proposal, provided that:

(i)	Whitecap has previously paid or concurrently pays to Veren the Veren Termination Amount; and

(ii)	Whitecap has complied with its obligations set out in Section 7.1.

9.2	Notice and Effect of Termination

(a)	The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(c) in circumstances in which Section 6.4(b) is applicable and has been complied with) shall give written notice of such termination to the Other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(b)	If this Agreement is terminated in the circumstances set out in Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in this Section 9.2, Sections 1.11, 3.3(i), 7.2, 7.3, 7.4, 7.5 and 7.9, Article 10 and Article 11, where applicable, which shall survive any termination hereof. Nothing contained in this Section 9.2 shall relieve either Party from liability for any fraud, or wilful or intentional breach of any provision of this Agreement prior to the termination of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

9.3	Waiver

Either Party may: (a) extend the time for the performance of any of the obligations or other acts of the Other Party; (b) waive compliance with any of the Other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein; and (c) waive inaccuracies in any of the Other Party’s representations or warranties contained herein or in any document delivered by the Other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument. No failure or delay by either Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise preclude any other or further exercise of any right, power or privilege under this Agreement.

ARTICLE 10

NOTICES

10.1	Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:

(a)	if to Whitecap, addressed to it at:

Whitecap Resources Inc.

3800, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention:	[name and position redacted]
Email:	[email address redacted]

with a copy to:

Burnet, Duckworth & Palmer LLP

2400, 525 - 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

Attention:	Jeff Oke
Email:	jto@bdplaw.com

(b)	if to Veren, addressed to it at:

Veren Inc.

2000, 585 – 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

Attention:	[name and position redacted]
Email:	[email address redacted]

with a copy to:

Norton Rose Fulbright Canada LLP

3700, 400 - 3rd Avenue S.W.

Calgary, Alberta T2P 4H2

Attention:	Justin Ferrara
Email:	justin.ferrara@nortonrosefulbright.com

or to such other address as a Party may, from time to time, advise to the Other Party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email is received.

ARTICLE 11

GENERAL

11.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

11.2	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party without the prior written consent of the Other Party.

11.3	Disclosure

The Parties agree to issue a joint press release with respect to this Agreement as soon as practicable after its due execution. Thereafter each Party shall promptly provide to the Other Party, for review by the Other Party and its counsel, and receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement or other public disclosure document with respect to this Agreement or the Business Combination, and the Other Party agrees to keep such information confidential until it is filed as part of such Party’s public disclosure record on SEDAR+. From the Agreement Date until the earlier of the Effective Date or the date on which this Agreement is terminated in accordance with its terms, each Party further agrees to provide to the Other Party and its counsel, prior to filing or issuance, a copy of any financial statements, management’s discussion and analysis, annual information form, material change report, press release or similar type document proposed to be filed or issued by the Party and to consider and include any reasonable comments from the Other Party and its counsel. Notwithstanding the foregoing, if either Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall use reasonable commercial efforts to consult with the Other Party as to the nature and wording of such disclosure prior to it being made.

11.4	Severability

If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:

(a)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and

(b)	the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

Upon any determination that any term or other provision in this Agreement is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

11.5	Further Assurances

Each Party shall from time to time and at all times hereafter at the request of the Other Party, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

11.6	Time of Essence

Time is of the essence in this Agreement.

11.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the Parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

11.8	Specific Performance

Each Party agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 7.4, each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

11.9	Third Party Beneficiaries

(a)	The provisions of Sections 3.9 and 7.7 are: (i) intended for the benefit of the Debt Financing Sources and all present and former directors and officers of Veren, respectively, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives and Whitecap shall hold the rights and benefits of Sections 3.9 and 7.7 in trust for and on behalf of such Persons and Whitecap hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (ii) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.

(b)	The provisions of Sections 2.9(c) and 2.10 are: (i) intended for the benefit of all Veren Employees immediately after the consummation of the Business Combination and their respective heirs, executors, administrators and other legal representatives and Veren shall hold the rights and benefits of Sections 2.9(c) and 2.10 in trust for and on behalf of such Persons and Veren hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (ii) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.

(c)	The provisions of Section 3.4(f) are: (i) intended for the benefit of all holders of Whitecap Shares immediately after the consummation of the Business Combination and their successors and assigns and Whitecap shall hold the rights and benefits of Section 3.4(f) in trust for and on behalf of such Persons and Whitecap hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (ii) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.

(d)	Except as provided in this Section 11.9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

11.10	Counterparts

This Agreement may be executed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The Remainder of this Page is Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

WHITECAP RESOURCES INC.

By:	/s/ Grant Fagerheim
	Name:	Grant Fagerheim
	Title:	President & Chief Executive Officer

VEREN INC.

By:	/s/ Craig Bryksa
	Name:	Craig Bryksa
	Title:	President & Chief Executive Officer

Signature Page – Business Combination Agreement

SCHEDULE “A”

PLAN OF ARRANGEMENT

[See attached]

PLAN OF ARRANGEMENT UNDER SECTION 193 OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“ABCA” means the Business Corporations Act, RSA 2000, c B-9;

“Agreement Date” means the date of the execution of the Business Combination Agreement;

“Applicable Canadian Securities Laws” means, collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act) and all rules, regulations and orders promulgated thereunder, and, with respect to Veren, all rules, by-laws and regulations of the New York Stock Exchange;

“Articles of Arrangement” means the articles of arrangement in respect of the Plan of Arrangement required under section 193(4.1) of the ABCA to be sent to the Registrar after the Final Order has been granted and all other conditions precedent to the Business Combination have been satisfied or waived, to give effect to the Business Combination;

“Business Combination” means the business combination of Whitecap and Veren to be completed by way of an arrangement of Veren pursuant to section 193 of the ABCA on the terms and conditions set forth in this Plan of Arrangement, as may be supplemented, modified, amended, or amended and restated from time to time;

“Business Combination Agreement” means the business combination agreement dated March 9, 2025 between Whitecap and Veren with respect to the Business Combination (including the Schedules thereto), as supplemented, modified or amended;

“Business Day” means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;

“Certificate” means the proof of filing issued by the Registrar pursuant to section 193(11) of the ABCA giving effect to the Plan of Arrangement;

“Circular” means the joint management information circular of Veren and Whitecap to be sent by Veren to the Veren Shareholders (and any other Persons required by the Interim Order) in connection with the Veren Meeting and to be sent by Whitecap to the Whitecap Shareholders (and any other Persons required by the ABCA) in connection with the Whitecap Meeting, together with any amendments thereto or supplements thereof;

“Court” means the Court of King’s Bench of Alberta;

“Depositary” means [Name of Depositary to be inserted prior to filing of the Articles of Arrangement];

“Dissent Rights” means the rights of dissent granted in favour of registered Veren Shareholders in accordance with Article 4 of this Plan of Arrangement;

“Dissenting Shareholder” means any registered Veren Shareholder who has duly and validly exercised its Dissent Rights with respect to the Veren Transaction Resolution pursuant to Article 4 and the Interim Order, and has not withdrawn or been deemed to have been withdrawn such exercise of Dissent Rights;

“Effective Date” means the date the Business Combination becomes effective in accordance with the ABCA;

“Effective Time” means the time on the Effective Date at which the Articles of Arrangement are filed in accordance with section 193(4.1) of the ABCA;

“Encumbrance” means, any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Exchange Ratio” means the exchange ratio of 1.05 Whitecap Shares for each Veren Share;

“Final Order” means the order of the Court approving the Business Combination pursuant to section 193(4) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time;

“Governmental Authority” means any: (i) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“Interim Order” means the interim order of the Court concerning the Business Combination under section 193(4) of the ABCA, containing declarations and directions with respect to the Business Combination and the holding of the Veren Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time;

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“Letter of Transmittal” means the letter of transmittal to be sent to Veren Shareholders for use in connection with the Business Combination, in the form accompanying the Circular;

“Market Price” means the volume weighted average trading price of the Veren Shares on the TSX for the five trading days immediately preceding the Effective Date;

“Non-Continuing Veren PSU Holder” means each holder of Veren PSUs that is (a) a Non-Continuing Veren Individual (which for certainty shall include all officers of Veren) that resigns in accordance with Section 2.9(a) of the Business Combination Agreement or that is terminated by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan) prior to the Effective Date, or (b) a current or former Veren Employee (other than a Non-Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren PSU Plan) as a result of the Business Combination or that is terminated (including by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan)) other than for Cause (as defined in the Veren PSU Plan), in either case, on or prior to the Effective Date;

“Non-Continuing Veren Individual” means (a) a director of Veren, (b) an officer of Veren or (c) an executive of Veren who is not an officer of Veren identified by Whitecap in writing at least ten (10) Business Days prior to the Effective Date as one who will not continue their employment with Veren, Whitecap or an affiliate of either Veren or Whitecap following the Effective Date;

“Non-Continuing Veren PSUs” means, in respect of each Non-Continuing Veren PSU Holder, (a) the number of Veren PSUs held, immediately prior to the Effective Time, by such Non-Continuing Veren PSU Holder, plus (b) if there are Unpaid Dividends, such number of Veren PSUs (which may include a fractional Veren PSU) equal to (i) the number of Veren PSUs held by such Non-Continuing Veren PSU Holder immediately prior to the Effective Time, multiplied by (ii) an amount equal to the Unpaid Dividends per Veren Share, divided by (iii) the Market Price;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, as supplemented, modified or amended from time to time in accordance with the terms of the Business Combination Agreement and the terms hereof or at the direction of the Court in the Final Order;

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;

“Share Issuance Resolution” means the ordinary resolution to be considered by the Whitecap Shareholders at the Whitecap Meeting, substantially in the form included in the Business Combination Agreement as Schedule “C” attached thereto;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp);

“TSX” means the Toronto Stock Exchange;

“Unpaid Dividend” means any dividend declared by the board of directors of Veren that has a record date that is prior to the Effective Date and a payment date that is subsequent to the Effective Date;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; “U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Veren” means Veren Inc., a corporation existing under the ABCA;

“Veren Employee” means an individual employed by Veren or a Veren Subsidiary on a full-time, part-time or temporary basis, and for greater certainty includes an officer of Veren;

“Veren ITM Options” means those unexercised Veren Options with an exercise price less than the Market Price;

“Veren Meeting” means the special meeting of Veren Shareholders to be called and held in accordance with the Business Combination Agreement and the Interim Order to permit the Veren Shareholders to consider the Veren Transaction Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Veren Option Plan” means the stock option plan of Veren dated effective as of January 3, 2018, as amended in accordance with its terms from time to time

“Veren Optionholders” means holders of Veren Options;

“Veren Options” means the options to purchase Veren Shares, whether vested or unvested, granted pursuant to the Veren Option Plan;

“Veren OTM Options” means those unexercised Veren Options with an exercise price equal to or greater than the Market Price;

“Veren PSU Plan” means the performance share unit plan of Veren dated effective April 26, 2017, as amended July 26, 2017, December 31, 2017 and July 25, 2023;

“Veren PSUs” means the performance share units granted pursuant to the Veren PSU Plan, whether vested or unvested, and includes any fractional performance share unit;

“Veren Shareholders” means the holders of Veren Shares; “Veren Shares” means the common shares of Veren;

“Veren Subsidiaries” means Veren Partnership, Veren Holdings Ltd., Veren U.S. Corp., Veren Rockies Corp., Veren LNG Corp., Inception General Partner Inc. and Hammerhead Energy Inc.;

“Veren Transaction Resolution” means the special resolution in respect of the Business Combination to be considered and voted on by the Veren Shareholders at the Veren Meeting, substantially in the form included in the Business Combination Agreement as Schedule “B” attached thereto, including any amendments or variations made thereto in accordance with the Business Combination Agreement or at the direction of the Court in the Interim Order;

“Whitecap” means Whitecap Resources Inc., a corporation existing under the ABCA;

“Whitecap Meeting” means the special meeting of Whitecap Shareholders to be called to permit the Whitecap Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Whitecap Shareholders” means the holders of Whitecap Shares; “Whitecap Shares” means the common shares of Whitecap; and

“Withholding Taxes” has the meaning ascribed thereto under Section 5.4 this Plan of Arrangement.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Currency

Unless otherwise indicated, all sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.6	References to Legislation

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

THE BUSINESS COMBINATION AGREEMENT

2.1	Plan Pursuant to the Business Combination Agreement

This Plan of Arrangement is made pursuant to the Business Combination Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Business Combination Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

This Plan of Arrangement and the Business Combination, upon the filing of the Articles of Arrangement and the issuance of the Certificate, shall become effective at, and be binding as and from, the Effective Time, on: (a) Veren;

(b) Whitecap; (c) all registered and beneficial holders of Veren Shares, including Dissenting Shareholders; (d) all Veren Optionholders; (e) all Non-Continuing Veren PSU Holders; (f) the Depositary; and (g) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.3	Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate shall be conclusive evidence that the Business Combination has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein.

ARTICLE 3

PLAN OF ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set out in this Section 3.1 shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two minute intervals in the following order (or in such other manner, order or times as the parties to the Business Combination Agreement may agree in writing) without any further act or formality, except as otherwise provided herein:

Dissenting Shareholders

(a)	the Veren Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred to, and acquired by, Veren (free and clear of any Encumbrances), and:

(i)	such Dissenting Shareholders shall cease to be the holders of the Veren Shares so transferred and to have any rights as Veren Shareholders other than the right to be paid fair value for such Veren Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed from the register of holders of Veren Shares maintained by or on behalf of Veren as it relates to the Veren Shares so transferred; and

(iii)	all such Veren Shares shall be cancelled;

Settlement of Veren Options

(b)	each Veren Option outstanding at the Effective Time shall be, and shall be deemed to be, surrendered and transferred by the Veren Optionholder to Veren pursuant to its terms and Section 14(b) of the Veren Option Plan (free and clear of any Encumbrances) and:

(i)	in respect of the surrender and transfer of Veren ITM Options to Veren, each Veren Optionholder shall be entitled to receive, subject to Section 5.4, a cash payment from Veren equal to the excess of the aggregate Market Price of the Common Shares issuable pursuant to such ITM Options over the aggregate exercise price of such Veren ITM Options;

(ii)	in respect of the surrender and transfer of Veren OTM Options to Veren, each Veren Optionholder shall not be entitled to receive any consideration from any Person;

(iii)	each Veren Option shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent an option to purchase a Veren Share;

(iv)	each former Veren Optionholder shall cease to be a holder of Veren Options and to have any rights as a holder of Veren Options other than the right to receive the consideration (if any) to which such Veren Optionholder is entitled pursuant to Section 3.1(b)(i) and the name of each former Veren Optionholder shall be removed from the register of Veren Optionholders maintained by or on behalf of Veren;

(v)	any agreement, certificate or other instrument granting or confirming the grant of Veren Options or representing Veren Options or the right of a former Veren Optionholder to any such Veren Options shall be void and of no further force or effect and neither Veren nor Whitecap shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of Veren to pay or issue the consideration (if any) which the former Veren Optionholder is entitled to receive pursuant to Section 3.1(b)(i); and

(vi)	the Veren Option Plan shall be terminated and be of no further force or effect;

Settlement of Non-Continuing Veren PSUs

(c)	each Non-Continuing Veren PSU Holder’s Non-Continuing Veren PSUs shall be, and shall be deemed to be, fully and unconditionally vested on the basis of a vesting multiplier of 2.0, and:

(i)	such Non-Continuing Veren PSUs shall be, and shall be deemed to be, surrendered to Veren by the Non-Continuing Veren PSU Holder in exchange for, subject to Section 5.4, a cash payment equal to the number of Non-Continuing Veren PSUs multiplied by the Market Price;

(ii)	each Non-Continuing Veren PSU shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent any right to any payment from any Person;

(iii)	each former Non-Continuing Veren PSU Holder shall cease to be a holder of Veren PSUs and to have any rights as a holder of Veren PSUs other than the right to receive the consideration to which such Non-Continuing Veren PSU Holder is entitled pursuant to Section 3.1(c)(ii) and the name of each former Non-Continuing Veren PSU Holder shall be removed from the register of holders of Veren PSUs maintained by or on behalf of Veren; and

(iv)	any agreement, certificate or other instrument granting or confirming the grant of Non-Continuing Veren PSUs or representing Non-Continuing Veren PSUs or the right of a former Non-Continuing Veren PSU Holder to any such Non-Continuing Veren PSUs shall be void and of no further force or effect and neither Veren nor Whitecap shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of Veren to pay the consideration which the former Non-Continuing Veren PSU Holder is entitled to receive pursuant to Section 3.1(c)(i); and

Acquisition of Veren Shares by Whitecap

(d)	each Veren Shareholder (other than a Dissenting Shareholder) shall simultaneously transfer, and shall be deemed to transfer, to Whitecap (free and clear of any Encumbrances) all Veren Shares held by such Veren Shareholder, in sole consideration for, subject to Section 3.2, that number of Whitecap Shares obtained by multiplying the number of Veren Shares so transferred by such Veren Shareholder by the Exchange Ratio, and:

(i)	such Veren Shareholder shall cease to be the holder of the Veren Shares so transferred and to have any rights as a Veren Shareholder other than the right to receive the number of Whitecap Shares issuable to such holder on the basis set forth in this Section 3.1(d);

(ii)	such Veren Shareholder’s name shall be removed from the register of holders of Veren Shares maintained by or on behalf of Veren as it relates to the Veren Shares so transferred;

(iii)	Whitecap shall be deemed to be the transferee (free and clear of all Encumbrances) of the Veren Shares so transferred and shall, in respect of such Veren Shares, be added to the register of holders of Veren Shares maintained by or on behalf of Veren;

(iv)	Whitecap shall allot and issue to such Veren Shareholder the number of Whitecap Shares issuable to such holder on the basis set forth in this Section 3.1(d), and such Veren Shareholder’s name shall be added to the register of holders of Whitecap Shares maintained by or on behalf of Whitecap in resect of such issued Whitecap Shares;

(v)	all of such Whitecap Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable; and

(vi)	an amount equal to the lesser of (A) the “paid-up capital”, within the meaning of the Tax Act, of the Veren Shares so transferred pursuant to this Section 3.1(d), and (B) the fair market value of the Veren Shares so transferred pursuant to this Section 3.1(d), shall be added to the stated capital account maintained by Whitecap for the Whitecap Shares.

3.2	No Fractional Securities

No fractional Whitecap Shares shall be issued under the Business Combination. In the event that a former Veren Shareholder would otherwise be entitled to a fractional Whitecap Share hereunder, the number of Whitecap Shares issuable to such Veren Shareholder will be rounded up to the next whole number of Whitecap Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Whitecap Shares if the fractional entitlement is less than 0.5. In calculating fractional interests, all Veren Shares registered in the name of or beneficially held by such Veren Shareholder or its nominee(s), shall be aggregated.

3.3	Rounding of Cash Consideration

Notwithstanding anything contained herein, if the aggregate cash amount which a Veren Optionholder or Non- Continuing Veren PSU Holder is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Veren Optionholder or Non-Continuing Veren PSU Holder is entitled to receive shall be rounded down to the nearest whole $0.01

3.4	Adjustment to Consideration

The number of Whitecap Shares to which a Veren Shareholder is entitled to pursuant to the Plan of Arrangement shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Whitecap Shares or Veren Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reclassification, reorganization, recapitalization or other like change with respect to Whitecap Shares or Veren Shares occurring after the Agreement Date and prior to the Effective Time and the Exchange Ratio shall be deemed to be such exchange ratio of Whitecap Shares per Veren Share as is required to reflect such adjustment.

3.5	U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, Veren and Whitecap agree that this Plan of Arrangement will be carried out with the intention that all the Persons to whom the Whitecap Shares are issued on completion of this Plan of Arrangement will be issued by Whitecap in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable state securities laws.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent

Registered Veren Shareholders may exercise Dissent Rights with respect to the Veren Shares held by such holders in connection with the Business Combination pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 4.1; provided that notwithstanding section 191(5) of the ABCA, the written notice setting forth a registered Veren Shareholder’s objection to the Veren Transaction Resolution must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is five Business Days immediately preceding the date of the Veren Meeting. Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Veren Shares held by them and in respect of which Dissent Rights have been validly exercised to Veren (free and clear of all Encumbrances) without any further act or formality at the effective time of Section 3.1(a) notwithstanding the provisions of section 191 of the ABCA, and if they:

(a)	ultimately are entitled to be paid fair value for such Veren Shares they: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) shall be paid by Veren the fair value of such Veren Shares which fair value shall be determined as of the close of business, in respect of the Veren Shares, on the last Business Day before the Veren Transaction Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Business Combination had such holders not exercised their Dissent Rights in respect of such Veren Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Veren Shares they shall be deemed to have participated in the Business Combination, commencing at the Effective Time, on the same basis as a non-dissenting holder of Veren Shares notwithstanding the provisions of section 191 of the ABCA, and such holder shall receive Whitecap Shares for such holder’s Veren Shares on the basis set forth in Section 3.1(d).

4.2	Recognition of Dissenting Shareholders

(a)	In no circumstances shall Veren, Whitecap or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Veren Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall Veren, Whitecap or any other Person be required to recognize Dissenting Shareholders as holders of Veren Shares in respect of which Dissent Rights have been validly exercised after the effective time of Section 3.1(a).

4.3	Other Dissent Provisions

(a)	In addition to any other restrictions in section 191 of the ABCA, Veren Shareholders who have voted in favour of the Veren Transaction Resolution shall not be entitled to exercise Dissent Rights.

(b)	A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person’s Veren Shares.

ARTICLE 5

CERTIFICATES AND DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Whitecap shall, on the Effective Date, prior to the sending of the Articles of Arrangement to the Registrar, deposit, or cause to be deposited, in escrow with the Depositary pending completion of the Business Combination, certificates representing, or other evidence regarding the issuance of, the Whitecap Shares that Veren Shareholders are entitled to receive under the Business Combination pursuant to Section 3.1(d) and, which certificates, or other evidence, shall be held, as of the effective time of Section 3.1(d), by the Depositary as agent and nominee for the Veren Shareholders in accordance with the provisions of this Article 5.

(b)	Forthwith following the effective time of Section 3.1(d), subject to Section 5.1(c), Whitecap shall cause to be issued to each Veren Shareholder the number of Whitecap Shares issuable in respect of the Veren Shares required by Section 3.1(d).

(c)	The Depositary shall deliver the consideration to which former Veren Shareholders are entitled in respect of those Veren Shares that were transferred or deemed to be transferred pursuant to Section 3.1(d) which are held on a book-entry basis, less any amounts withheld pursuant to Section 5.4, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. With respect to those Veren Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Veren Shares that were transferred or deemed to be transferred pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each former holder of Veren Shares represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as directed in the Letter of Transmittal, the consideration which such former holder has the right to receive under this Plan of Arrangement for such Veren Shares less any amounts withheld pursuant to Section 5.4, and any certificate(s) so surrendered shall forthwith be cancelled.

(d)	Until surrendered as contemplated by Section 5.1(c) (which, for the purposes of this Section 5.1(d) shall be deemed to apply to Dissenting Shareholders) each certificate that immediately prior to the Effective Time represented Veren Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the consideration to which such former holders of such Veren Shares are entitled under the Business Combination, less any amounts withheld pursuant to Section 5.4, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Business Combination pursuant to Section 4.1, to receive the fair value of the Veren Shares represented by such certificate.

(e)	Subject to any Applicable Laws relating to unclaimed personal property, any certificate formerly representing Veren Shares that is not deposited, together with all other documents required hereunder, on or before the last Business Day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former Veren Shareholder to receive certificates representing Whitecap Shares to which such holder is entitled pursuant to the Business Combination, shall terminate and be deemed to be surrendered and forfeited to Whitecap for no consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Whitecap Shares shall be returned to Whitecap for cancellation.

(f)	No Veren Shareholder shall be entitled to receive any consideration with respect to the Veren Shares other than the consideration to which the holder is entitled to receive under the Business Combination and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

5.2	Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding Veren Shares that were transferred pursuant to Section 3.1 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Whitecap and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Business Combination (and any dividends or distributions with respect thereto) as determined in accordance with the Business Combination, deliverable in accordance with such holder’s Letter of Transmittal. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Whitecap, Veren and their respective transfer agents in such form as is satisfactory to Whitecap, Veren and their respective transfer agents, or shall otherwise indemnify Whitecap, Veren and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Whitecap Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Veren Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to Applicable Law and to Section 5.4, at the time of such compliance, a Veren Shareholder entitled to receive Whitecap Shares shall receive, in addition to the delivery of a certificate representing the Whitecap Shares a cheque for the amount of the dividend or other distribution with a record date after the Effective Time, without interest, theretofore paid with respect to such Whitecap Shares.

5.4	Withholdings

Veren, Whitecap and the Depositary shall be entitled to deduct or withhold from any amounts payable (including from any shares issuable) to any Person (including in connection with any amount payable pursuant to any Veren Option or Non-Continuing Veren PSU), pursuant to the Business Combination, such amounts (whether in cash or Whitecap Shares) as Veren, Whitecap or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment, issuance or transfer, as the case may be, under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law (“Withholding Taxes”). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to such Person in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts (or net proceeds therefrom) are timely remitted to the appropriate Governmental Authority. Any of Veren, Whitecap or the Depositary is hereby authorized to sell or otherwise dispose of any shares issuable pursuant to the Business Combination as is necessary to provide sufficient funds to Veren, Whitecap or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Veren, Whitecap or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and Veren, Whitecap or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

5.5	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over:

(i)	any and all rights related to Veren Shares issued or outstanding prior to the Effective Time;

(ii)	any and all rights related to Veren Options that are outstanding at the Effective Time and the terms and conditions thereof, including the terms and conditions of the Veren Option Plan and any agreement, certificate or other instrument granting or confirming the grant of, or representing, a Veren Option; and

(iii)	any and all rights related to Non-Continuing Veren PSUs that are outstanding at the Effective Time and the terms and conditions thereof, including the terms and conditions of the Veren PSU Plan as they relate to such Non-Continuing Veren PSUs, and any agreement, certificate or other instrument granting or confirming the grant of, or representing, a Non-Continuing Veren PSU;

(b)	the rights and obligations of Veren, Whitecap, the Depositary, the Veren Shareholders (including Dissenting Shareholders) and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Veren Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

5.7	Illegality of Delivery of Whitecap Shares

Notwithstanding the foregoing, if it appears to Whitecap that it would be contrary to Applicable Law to issue Whitecap Shares pursuant to the Business Combination to a Veren Shareholder that is not a resident of Canada, the Whitecap Shares that otherwise would be issued to that Person will be issued to the Depositary for sale by the Depositary or a nominee of the Depositary acceptable to Veren and Whitecap, each acting reasonably, on behalf of that Person. The Whitecap Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary or its nominee shall not be obligated to seek or obtain a minimum price for any of the Whitecap Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Whitecap Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Whitecap Shares and any amount deducted or withheld in respect of Withholding Taxes) in lieu of the Whitecap Shares themselves. None of Veren, Whitecap or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 6

AMENDMENTS

6.1	Amendment of this Plan of Arrangement

(a)	Veren and Whitecap may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by both Veren and Whitecap, each acting reasonably; (iii) filed with the Court and, if made following the Veren Meeting, approved by the Court; and (iv) communicated to the Veren Shareholders, if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Veren or Whitecap at any time prior to or at the Veren Meeting (provided that Veren or Whitecap, as applicable, shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Veren Meeting (other than as may be required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Veren Meeting shall be effective only: (i) if it is consented to in writing by each of Veren and Whitecap (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Veren Shareholders voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Whitecap, provided that it concerns a matter which, in the reasonable opinion of Whitecap, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Veren Shares.

SCHEDULE “B”

FORM OF VEREN TRANSACTION RESOLUTION

[See attached]

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The business combination (“Business Combination”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 (the “ABCA”) involving Veren Inc. (“Veren”), Whitecap Resources Inc. (“Whitecap”) and the shareholders of Veren (the “Veren Shareholders”), as more particularly described and set forth in the joint management information circular and proxy statement of Veren and Whitecap accompanying the notices of meeting, as the Business Combination may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) involving Veren, Whitecap and the Veren Shareholders, the full text of which is set out as Schedule “A” to the business combination agreement dated March 9, 2025 between Veren and Whitecap (the “Business Combination Agreement”), as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.	Notwithstanding that this resolution has been passed by the Veren Shareholders or that the Business Combination has been approved by the Court of King’s Bench of Alberta, the directors of Veren are hereby authorized and empowered without further notice to or approval of the Veren Shareholders: (i) to amend the Business Combination Agreement or the Plan of Arrangement, to the extent permitted by the Business Combination Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Business Combination Agreement, not to proceed with the Business Combination.

4.	Any one director or officer of Veren be and is hereby authorized and directed for and on behalf of Veren to execute, under the corporate seal of Veren or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Business Combination and the Plan of Arrangement in accordance with the Business Combination Agreement.

5.	Any one director or officer of Veren be and is hereby authorized and directed for, on behalf of, and in the name of Veren to execute or cause to be executed, under the corporate seal of Veren or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “C”

FORM OF SHARE ISSUANCE RESOLUTION

[See attached]

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The issuance of up to [•] common shares (“Whitecap Shares”) in the capital of Whitecap Resources Inc. (“Whitecap”) pursuant to a business combination (the “Business Combination”) by way of a plan of arrangement (“Plan of Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 involving Veren Inc. (“Veren”), Whitecap and the shareholders of Veren, the full text of which is set out as Schedule “A” to the business combination agreement dated March 9, 2025 (the “Business Combination Agreement”) between Whitecap and Veren, as more particularly described and set forth in the joint management information circular and proxy statement of Whitecap and Veren and accompanying the notices of meeting, is hereby authorized and approved, such number of Whitecap Shares consisting of: (i) up to [•] Whitecap Shares issuable pursuant to the Plan of Arrangement; and (ii) up to [•] Whitecap Shares issuable upon the exercise, settlement or redemption of the Veren Incentives that are issued and outstanding at the Effective Time under the Veren Incentive Plans assumed by Whitecap pursuant to the Business Combination Agreement.

2.	The Business Combination Agreement, the actions of the directors of Whitecap in approving the Business Combination Agreement and the actions of the directors and officers of Whitecap in executing and delivering the Business Combination Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

3.	Notwithstanding that this resolution has been passed by the holders (the “Whitecap Shareholders”) of Whitecap Shares, or that the Business Combination has been approved by the Court of King’s Bench of Alberta, the directors of Whitecap are hereby authorized and empowered without further notice to or approval of the Whitecap Shareholders: (i) to amend the Business Combination Agreement or the Plan of Arrangement, to the extent permitted by the Business Combination Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Business Combination Agreement, not to proceed with the Business Combination.

4.	Capitalized terms used herein that are not defined herein shall have the meanings ascribed thereto in the Business Combination Agreement.

5.	Any one director or officer of Whitecap is hereby authorized and directed, for and on behalf of Whitecap, to execute or cause to be executed, under the corporate seal of Whitecap or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “D”

REPRESENTATIONS AND WARRANTIES OF WHITECAP

[See attached]

REPRESENTATIONS AND WARRANTIES OF WHITECAP

(a)	Organization and Qualification. Whitecap and the Whitecap Subsidiaries are corporations validly existing and in good standing under the Applicable Laws of their jurisdiction of incorporation in all respects and have the requisite corporate power and authority to own their respective properties as now owned and to carry on their respective business as it is now being conducted. Whitecap and the Whitecap Subsidiaries are duly registered to do business and each is in good standing in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Whitecap.

(b)	Authority Relative to this Agreement. Whitecap has the requisite corporate authority to enter into this Agreement and the Veren Support Agreements and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Veren Support Agreements, and the consummation by Whitecap of the transactions contemplated hereunder and thereunder, have been duly authorized by the Whitecap Board and, subject to the approval of the Share Issuance Resolution by Whitecap Shareholders and the approval of the Circular and matters relating to the Whitecap Meeting by the Whitecap Board, no other corporate proceedings on the part of Whitecap are necessary to authorize this Agreement or the Business Combination. This Agreement and the Veren Support Agreements have been duly executed and delivered by Whitecap and constitute legal, valid and binding obligations of Whitecap enforceable against it in accordance with the terms hereof and thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Material Subsidiaries; Joint Ventures. Whitecap has no Material Subsidiaries. Whitecap has no subsidiaries other than the Whitecap Subsidiaries. The Whitecap Subsidiaries are not currently prohibited, directly or indirectly, from paying any dividends to Whitecap, from making any other distribution on its capital stock, from repaying to Whitecap any loans or advances to it from Whitecap. Except as disclosed in writing by Whitecap to Veren, neither Whitecap nor any Whitecap Subsidiary is a partner or participant in any material partnership, joint venture, profit-sharing arrangement or other material business combination of any kind, other than any customary joint operating agreements or units agreements affecting the oil and gas properties of Whitecap or a Whitecap Subsidiary and is not party to any agreement under which it agrees to carry on any material part of its business or any other activity in such manner or by which it agrees to share any material revenue or profit with any other Person.

(d)	Ownership of Subsidiaries. Whitecap is the beneficial direct or indirect owner of all of the outstanding shares of each Whitecap Subsidiary with good title thereto free and clear of any and all Encumbrances, other than those granted to its bank lenders. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any Whitecap Subsidiary. All of the outstanding shares of capital stock in each Whitecap Subsidiary are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violation; Absence of Defaults and Conflicts.

(i)	Neither Whitecap nor any Whitecap Subsidiary (A) is in violation of its constating documents or by-laws or (B) is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Whitecap or a Whitecap Subsidiary is a party or to which any of them, or their respective properties or assets, may be subject or by which Whitecap or a Whitecap Subsidiary is bound, except for such defaults which would not result in a Material Adverse Effect on Whitecap.

(ii)	Neither the execution and delivery of this Agreement, nor the Veren Support Agreements, by Whitecap nor the consummation of the Business Combination contemplated by this Agreement nor compliance by Whitecap with any of the provisions hereof or thereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Whitecap or a Whitecap Subsidiary or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) their respective charter or by-laws; or (2) except as disclosed in writing by Whitecap to Veren, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Whitecap or a Whitecap Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Whitecap or a Whitecap Subsidiary is bound; or (B) subject to obtaining the Key Regulatory Approvals and the requisite approvals of the Whitecap Shareholders, the Veren Shareholders, the Court and the TSX and compliance with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, violate any Laws applicable to Whitecap or a Whitecap Subsidiary or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Whitecap).

(iii)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Business Combination or which are required to be fulfilled after the completion of the Business Combination, and except for the Key Regulatory Approvals and the requisite approvals of the Whitecap Shareholders, the Veren Shareholders, the Court and the TSX: (A) there is no legal impediment to Whitecap’s consummation of the Business Combination; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Whitecap in connection with the consummation of the Business Combination, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Whitecap or significantly impede the ability of Whitecap to consummate the Business Combination.

(f)	Whitecap Shares. Whitecap has reserved and allotted or will reserve and allot prior to the Effective Time a sufficient number of: (i) Whitecap Shares as are issuable pursuant to the Business Combination; (ii) Whitecap Shares as are issuable pursuant to the Veren Incentives; and (iii) Whitecap Shares as are issuable to former holders of Veren Incentives following the Effective Date, and, subject to the terms and conditions of the Business Combination and such Veren Incentives, such Whitecap Shares when issued, will be duly authorized, validly issued and fully paid and non-assessable.

(g)	Funds Available. Whitecap has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to pay the Veren Termination Amount pursuant to Section 7.3.

(h)	Litigation. Except as disclosed in writing by Whitecap to Veren, there are no actions, suits, proceedings or investigations by Governmental Authorities or other Persons pending or, to the knowledge of Whitecap, threatened, affecting or that would reasonably be expected to affect Whitecap or a Whitecap Subsidiary or any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which action, suit, proceeding or investigation involves a reasonable possibility of any judgment against or liability of Whitecap or a Whitecap Subsidiary which, if successful, would have a Material Adverse Effect on Whitecap or would significantly impede the ability of Whitecap to consummate the Business Combination. Neither Whitecap nor a Whitecap Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Whitecap or would significantly impede the ability of Whitecap to consummate the Business Combination.

(i)	Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of Whitecap and each Whitecap Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes due or payable by Whitecap and each Whitecap Subsidiary, whether or not shown to be payable on such Returns, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established.

(j)	Tax Reserves. Whitecap has provided adequate accruals in the Whitecap Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, Whitecap and each Whitecap Subsidiary, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(k)	Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of Whitecap and each Whitecap Subsidiary that would have a Material Adverse Effect on Whitecap. Neither Whitecap nor a Whitecap Subsidiary is a party to any action or proceeding for assessment or collection of Taxes that would have a Material Adverse Effect on Whitecap, nor, to the knowledge of Whitecap, has such an event been asserted or threatened against Whitecap or a Whitecap Subsidiary or any of their respective assets that would have a Material Adverse Effect on Whitecap.

(l)	Withholding Taxes. Whitecap and each Whitecap Subsidiary have paid or have withheld and remitted to the appropriate Governmental Authority all Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to employees, non-residents of Canada, independent contractors, creditors, shareholders or other third parties, except where the failure to pay or withhold and remit would not have a Material Adverse Effect on Whitecap.

(m)	Foreign Returns. Except as disclosed in writing by Whitecap to Veren, neither Whitecap nor any Whitecap Subsidiary has filed, or has been required or is currently required to file, any Returns with any Governmental Authority outside of their respective jurisdictions of incorporation, and no claims have ever been made by a Governmental Authority that Whitecap or a Whitecap Subsidiary is or may be subject to Tax in a jurisdiction where it does not file Returns.

(n)	GST and Similar Taxes. The books and records of Whitecap fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales tax or any similar legislation, and fairly and correctly set out and disclose in all material respects all liabilities and remittances in respect of any provincial sales tax, fuel tax, or any other value-added tax. All financial transactions of Whitecap and each Whitecap Subsidiary have been accurately and completely recorded, in all material respects in the books and records of Whitecap.

(o)	Residence. Whitecap is a “Canadian corporation” as defined in the Tax Act.

(p)	Listed Transactions. Neither Whitecap nor any Whitecap Subsidiary has participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax Law).

(q)	Tax Sharing Agreements. Neither Whitecap nor any Whitecap Subsidiary is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any material liability for Taxes of any Person (other than members of an affiliated, consolidated, combined or unitary group of which Whitecap or a Whitecap Subsidiary is the common parent and the only members of which are Whitecap or Whitecap Subsidiaries), as a transferee or successor, by Contract or otherwise by operation of Law.

(r)	Distributing or Controlled Corporation. Neither Whitecap nor any Whitecap Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

(s)	Reporting Issuer Status. Whitecap is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Whitecap Shares are listed and posted for trading on the TSX and Whitecap is in material compliance with the applicable rules of the TSX.

(t)	U.S. Securities Law Matters.

(i)	Whitecap is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States.

(ii)	There is no class of securities of Whitecap registered or required to be registered under section 12 of the U.S. Exchange Act, nor does Whitecap have a reporting obligation under section 15 of the U.S. Exchange Act;.

(iii)	Whitecap is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the U.S. Exchange Act.

(iv)	Whitecap is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940.

(v)	Whitecap is not, and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(u)	[Intentionally Deleted]

(v)	Capitalization. As of the Agreement Date, the authorized capital of Whitecap consists of an unlimited number of Whitecap Shares and an unlimited number of preferred shares of Whitecap, issuable in series subject to the terms of Whitecap’s articles. As of the Agreement Date, 587,484,497 Whitecap Shares and no preferred shares are issued and outstanding. As of the Agreement Date, other than 5,243,239 Whitecap AIP PAs and 1,941,368 Whitecap AIP TAs, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Whitecap of any securities of Whitecap (including Whitecap Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Whitecap (including Whitecap Shares). All issued and outstanding Whitecap Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Whitecap Shares issuable upon the exercise, settlement or redemption, as applicable, of Whitecap Incentives in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Whitecap Shares, there are no securities of Whitecap outstanding which have the legal or contractual right to vote generally with Whitecap Shareholders on any matter.

(w)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Whitecap Shares or any other securities of Whitecap has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Whitecap, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(x)	Material Agreements.

(i)	Other than this Agreement, Whitecap has not entered into any material agreements which are required to be filed by Whitecap under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Whitecap.

(ii)	Other than the Contracts set forth in Section (x)(i) above, Whitecap has made available to Veren in the Whitecap Data Room, true and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto) of each of the following Contracts to which Whitecap or a Whitecap Subsidiary is a party or bound as of the Agreement Date:

(A)	each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Whitecap or any of its subsidiaries (including Veren and its subsidiaries following the Effective Time) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(B)	each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) indebtedness for borrowed money in any amount in excess of [amount redacted] or (B) other indebtedness of Whitecap or a Whitecap Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in excess of [amount redacted], other than agreements solely between or among Whitecap and a Whitecap Subsidiary;

(C)	each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any oil and gas properties of Whitecap and any Whitecap Subsidiary for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Whitecap or a Whitecap Subsidiary exceeds [amount redacted], other than Contracts involving the acquisition or sale of (or option to purchase or sell) hydrocarbons in the ordinary course of business;

(D)	each International Swaps and Derivatives Association master agreement (each, together with each schedule thereto and amendments thereto, an “ISDA”) under which any Hedging Transactions are outstanding involving: (i) with respect to hydrocarbons, aggregate notional quantities of natural gas in excess of [amount redacted] per day (calculated over any monthly period) or aggregate notional quantities of liquid hydrocarbons in excess of [amount redacted] per day (calculated over any monthly period); (ii) with respect to interest rates, aggregate notional amounts in excess of [amount redacted] (or the equivalent in any other currency); or (iii) with respect to cross-currency exchange, aggregate notional amounts in excess of [amount redacted] (or the equivalent in any other currency), it being further represented and warranted that each Hedging Transaction under each such ISDA is evidenced by and confirmed through the standard bank counterparty confirmation process and documentation which (except as disclosed in the Whitecap Data Room) does not materially amend such ISDA;

(E)	each partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Whitecap and a Whitecap Subsidiary and other than any customary joint operating agreements or units agreements affecting the oil and gas properties of Whitecap or a Whitecap Subsidiary;

(F)	each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Whitecap or a Whitecap Subsidiary to make annual expenditures in excess of [amount redacted] or aggregate payments in excess of [amount redacted] (in each case, net to the interest of Whitecap and the Whitecap Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and exploration and development obligations under oil and gas leases;

(G)	each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Whitecap or a Whitecap Subsidiary is subject, and, in each case, is material to the business of the Whitecap Group, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Whitecap or a Whitecap Subsidiary, (B) customary royalty pricing provisions in oil and gas leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the oil and gas properties of Whitecap or a Whitecap Subsidiary;

(H)	any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Whitecap Reserves Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of [amount redacted] or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of [amount redacted] in the aggregate after the Agreement Date;

(I)	any Contract (other than any other Contract otherwise covered by this Section (x)(ii)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Whitecap or a Whitecap Subsidiary outside the ordinary course of business, in each case, involving annual payments in excess of [amount redacted] or aggregate payments in excess of [amount redacted] (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the oil and gas properties of Whitecap or a Whitecap Subsidiary), or creates or would create an Encumbrance on any material asset or property of Whitecap or a Whitecap Subsidiary;

(J)	any Contract that provides for midstream services to, or the sale by, Whitecap or a Whitecap Subsidiary of hydrocarbons for a term greater than or equal to five (5) years and does not allow Whitecap or a Whitecap Subsidiary to terminate it without penalty to Whitecap or a Whitecap Subsidiary within ninety (90) days; and

(K)	any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of hydrocarbons from Whitecap or a Whitecap Subsidiary’s oil and gas properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of [amount redacted] during the twelve (12) month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of [amount redacted] during the two (2)-year period following the date of this Agreement.

(iii)	Neither Whitecap nor any Whitecap Subsidiary is in breach of, or default under the terms of, and, to the knowledge of Whitecap, no other party to any Whitecap Material Contract is in breach of, or default under the terms of, any Whitecap Material Contract, nor is any event of default (or similar term) continuing under any Whitecap Material Contract, and, to the knowledge of Whitecap, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Whitecap Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Whitecap.

(y)	Filings. Whitecap and each Whitecap Subsidiary have filed or furnished all material documents required to be filed by it with all applicable Governmental Authorities and, except to the extent corrected by subsequent reports filed or furnished prior to the date hereof, all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(z)	Books and Records. The corporate records and minute books of Whitecap and each Whitecap Subsidiary have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(aa)	Financial Statements. The Whitecap Financial Statements, and any interim or annual financial statements filed by or on behalf of Whitecap on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were, or when so filed, will have been, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present fairly, in all material respects, in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of Whitecap on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Whitecap’s accounting policies, except as described in the notes to the Whitecap Financial Statements, since January 1, 2025. A true and complete copy of the Whitecap Financial Statements have been filed by or on behalf of Whitecap, prior to or concurrent with the execution and delivery of this Agreement, with the applicable Canadian securities regulatory authorities, in compliance, or intended compliance, with Applicable Canadian Securities Laws.

(bb)	Financial Reporting. Whitecap maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Whitecap; management of Whitecap has assessed the effectiveness of Whitecap’s internal control over financial reporting, as at December 31, 2024, and has concluded that such internal control over financial reporting was effective as of such date.

(cc)	Disclosure Controls and Procedures. Whitecap maintains disclosure controls and procedures that comply with the requirements of Applicable Canadian Securities Laws in all material respects; such disclosure controls and procedures have been designed to provide reasonable assurance that material information required to be disclosed by Whitecap in the reports that it files or submits under Applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2024 at a reasonable assurance level.

(dd)	Absence of Undisclosed Liabilities. Whitecap has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Whitecap Financial Statements (the “Whitecap Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Whitecap Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of the Whitecap Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

(ee)	No Material Adverse Change. Except for the Business Combination or any action taken in accordance with this Agreement, since December 31, 2024: (i) Whitecap and the Whitecap Subsidiaries have conducted their respective business only in the ordinary and normal course substantially consistent with past practice; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Whitecap (taken as a whole) has been incurred other than in the ordinary course of business; (iii) there has not been any Material Adverse Change in respect of Whitecap; and (iv) there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on Whitecap.

(ff)	Conduct of Business. Since December 31, 2024, neither Whitecap nor any Whitecap Subsidiary has taken any action that would be in violation of Section 3.1 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Whitecap or would not significantly impede Whitecap’s ability to consummate the Business Combination contemplated hereby.

(gg)	Foreign Private Issuer. Whitecap is a “foreign private issuer” as defined in Rule 405 of Regulation C under the U.S. Securities Act.

(hh)	Environmental.

(i)	Except as disclosed in writing by Whitecap to Veren, there have not occurred any material spills, emissions or pollution on any property of Whitecap or a Whitecap Subsidiary or as a result of their respective operations that have not been remediated in compliance with Environmental Laws, nor has Whitecap or a Whitecap Subsidiary been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws that have not been complied with, except in each case to the extent any of such material spills, emissions or pollution on property or stop orders, control orders, clean-up order or reclamation orders would not individually or in the aggregate have a Material Adverse Effect on Whitecap. All operations of Whitecap and each Whitecap Subsidiary have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Whitecap. Except as disclosed in writing by Whitecap to Veren, Whitecap is not aware of, or is subject to:

(A)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(B)	any demand or notice with respect to the breach of any Environmental Laws applicable to Whitecap or a Whitecap Subsidiary, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Whitecap.

(ii)	In the ordinary course of its business, Whitecap periodically reviews the effect of Environmental Laws on various business, operations and properties of Whitecap, in the course of which it identifies and evaluates associated costs and liabilities (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Whitecap has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change to Whitecap.

(ii)	Real Property Title. Whitecap and each Whitecap Subsidiary have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Whitecap and each Whitecap Subsidiary, necessary to permit the operation of their respective business as presently owned and conducted, other than where the failure to have such good and sufficient title would not individually or in the aggregate have a Material Adverse Effect on Whitecap. Whitecap does not have any knowledge nor is it aware of any defects, failures or impairments in the title of Whitecap or a Whitecap Subsidiary to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Whitecap.

(jj)	No Defaults under Leases and Agreements.

(i)	Neither Whitecap nor any Whitecap Subsidiary has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to their respective assets to which Whitecap or a Whitecap Subsidiary is a party or by or to which Whitecap or a Whitecap Subsidiary or any of their respective assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Whitecap.

(ii)	To the knowledge of Whitecap:

(A)	Whitecap and each Whitecap Subsidiary is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Whitecap, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder, except in each case to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Whitecap.

(kk)	No Encumbrances. Neither Whitecap nor any Whitecap Subsidiary has encumbered or alienated their interests in their respective assets or agreed to do so and their assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate.

(ll)	Ownership of Material Property. Whitecap and the Whitecap Subsidiaries have ownership of all material property (including oil and gas leasehold interests in accordance with industry standard oilfield practice) necessary to the operation of their respective businesses, in each case free and clear of all Encumbrances and other material adverse claims known to Whitecap, other than such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate. Subject to the terms, covenants, conditions and stipulations in Whitecap’s title and operating documents, Whitecap is entitled to hold and enjoy its assets without lawful interruption by any Person claiming by, through or under Whitecap, except as would not, individually or in the aggregate, have a Material Adverse Effect on Whitecap.

(mm)	No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of Whitecap’s or a Whitecap Subsidiary’s assets as a consequence of the Parties entering into this Agreement or the Business Combination, other than where such rights would not individually or in the aggregate have a Material Adverse Effect on Whitecap.

(nn)	Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas assets of Whitecap and the Whitecap Subsidiaries and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner, except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Whitecap.

(oo)	Reserves. A true and complete copy of the Whitecap Reserves Report has been provided to Veren. Whitecap cooperated with McDaniel in the preparation of the Whitecap Reserves Report, which has been accepted and approved by the Reserves Committee and the Whitecap Board. Whitecap has made available to McDaniel prior to the issuance of the Whitecap Reserves Report for the purpose of preparing such report, all information within Whitecap’s power or possession requested by McDaniel, which information did not to Whitecap’s knowledge, at the time such information was provided, contain any misrepresentation and Whitecap does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to McDaniel since the date that such information was so provided that would result, individually or in the aggregate, in a Material Adverse Effect. Whitecap believes that the Whitecap Reserves Report reasonably presents the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and NGL properties evaluated in such report as at December 31, 2024, based upon information available at the time such reserves information was prepared, and Whitecap believes that at the date of such report, the Whitecap Reserves Report reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom in all material respects.

(pp)	Licences. Whitecap and the Whitecap Subsidiaries have obtained and are in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct their respective businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Whitecap.

(qq)	Long-Term Hedging Transactions. Whitecap and the Whitecap Subsidiaries have no obligations or liabilities, direct or indirect, vested or contingent in respect of any Hedging Transaction except with respect to Hedging Transactions entered in the ordinary course of business consistent with past practice and as permitted under Whitecap’s corporate policies.

(rr)	Employee Benefit Plans. Whitecap has made available to Veren true, complete and correct copies of each material option, incentive compensation (including the Whitecap Incentive Plans), deferred compensation, share purchase or share-based compensation plan and each other material employee or director compensation or benefit plan, agreement or arrangement, or any similar agreement, plan, policy or other arrangement (and any amendments thereto), for the benefit of directors or former directors of Whitecap and each Whitecap Subsidiary, consultants or former consultants of Whitecap and each Whitecap Subsidiary, employees or former employees of Whitecap and each Whitecap Subsidiary, which are maintained by, contributed to, or binding upon Whitecap and the Whitecap Subsidiaries or in respect of which Whitecap and the Whitecap Subsidiaries have any actual or potential liability (the “Whitecap Employee Plans”), and:

(i)	each Whitecap Employee Plan has been maintained and administered in material compliance with its terms, and is funded in accordance with Applicable Laws;

(ii)	all required employer contributions under any Whitecap Employee Plans have been made in accordance with the terms thereof in all material respects;

(iii)	each Whitecap Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)	to the knowledge of Whitecap, there are no pending or anticipated material claims against or otherwise involving any of the Whitecap Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Whitecap Employee Plan activities) has been brought against or with respect to any Whitecap Employee Plan;

(v)	all contributions, reserves or premium payments required to be made to the Whitecap Employee Plans have been made or accrued for in the books and records of Whitecap in all material respects;

(vi)	the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Whitecap Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Whitecap or a Whitecap Subsidiary, or will not limit the right of Whitecap or a Whitecap Subsidiary to amend, merge, terminate or receive a reversion of assets from any Whitecap Employee Plan or related trust in all material respects; and

(vii)	all material unfunded liabilities in respect of the Whitecap Employee Plans have been reflected in the Whitecap Financial Statements or accrued for in the books and records of Whitecap.

(ss)	Employment Agreements and Collective Agreements. Except as disclosed in writing by Whitecap to Veren:

(i)	neither Whitecap nor any Whitecap Subsidiary is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Whitecap or Whitecap Subsidiary employee as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated herein;

(ii)	neither Whitecap nor any Whitecap Subsidiary is a party to, nor is engaged in any negotiations with respect to, any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Whitecap or Whitecap Subsidiary employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Whitecap or any Whitecap Subsidiary by way of certification, interim certification, voluntary recognition or succession rights of any Whitecap or Whitecap Subsidiary employees;

(iii)	there is no labour strike, dispute, lock-out, work slowdown or stoppage or concerted work refusal outstanding, pending or involving Whitecap or any Whitecap Subsidiary and, to the knowledge of Whitecap, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against Whitecap or a Whitecap Subsidiary. No trade union has applied to have Whitecap declared a related successor or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Whitecap or any Whitecap Subsidiary carries on business;

(iv)	no unfair labour practice complaint, grievance or arbitration proceeding is pending or involving Whitecap or a Whitecap Subsidiary and, to the knowledge of Whitecap, neither Whitecap nor any Whitecap Subsidiary has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against Whitecap or any Whitecap Subsidiary, in each case other than as in the aggregate would not be material to Whitecap;

(v)	Whitecap and the Whitecap Subsidiaries are in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker’s compensation and occupational health and safety, and there are no outstanding actual or, to the knowledge of Whitecap, threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Whitecap;

(vi)	all amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay and other employee benefits in respect of employees of Whitecap and each Whitecap Subsidiary which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Whitecap in all material respects;

(vii)	there are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing by Whitecap or any Whitecap Subsidiary pursuant to any workers’ compensation legislation and neither Whitecap nor any Whitecap Subsidiary has been reassessed in any material respect under such legislation and, to the knowledge of Whitecap, no audit of Whitecap or any Whitecap Subsidiary is currently being performed pursuant to any applicable worker’s compensation legislation;

(viii)	there are no material charges pending with respect to Whitecap or any Whitecap Subsidiary under applicable OHSL. Whitecap and each Whitecap Subsidiary have complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding; and

(ix)	Whitecap and each Whitecap Subsidiary have in all material respects properly classified each contractor and contingent worker directly engaged or retained by them, respectively, in accordance with all Applicable Laws and there are no outstanding actual or, to the knowledge of Whitecap, threatened material claims, complaints or investigations regarding Whitecap or any Whitecap Subsidiary’s classification of such contractors and contingent workers.

(tt)	Insurance. Policies of insurance are in force naming Whitecap or a Whitecap Subsidiary as insureds that adequately cover all risks as are customarily covered by oil and gas producers and distributors in the industry in which Whitecap operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Whitecap.

(uu)	Indebtedness To and By Officers, Directors and Others. Neither Whitecap nor any Whitecap Subsidiary is indebted to any of its respective directors, officers, employees or consultants, or any of their respective associates or affiliates, or other parties not at arm’s length, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Whitecap or any Whitecap Subsidiary, as applicable.

(x)	Compliance with Laws. Whitecap and each Whitecap Subsidiary has complied with and are not in violation of any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Whitecap.

(ww)	Possession of Intellectual Property. (i) Whitecap and each Whitecap Subsidiary own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned (or purported to be owned) by or used by either of them in the operation, conduct or maintenance of their respective businesses in the manner presently operated, conducted and maintained (collectively, the “Whitecap IP”); (ii) the Whitecap IP is sufficient for Whitecap and each Whitecap Subsidiary to operate, conduct and maintain their respective business in the manner presently operated, conducted and maintained; (iii) neither the operation, conduct or maintenance by Whitecap or any Whitecap Subsidiary of their respective business in the manner presently operated, conducted and maintained, nor the use by Whitecap or any Whitecap Subsidiary of any Whitecap IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights of any third party, or breaches any duty or obligation owed to any third party; (iv) neither Whitecap nor any Whitecap Subsidiary has received any notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation by it of any Intellectual Property Right of any third party or breach of any duty or obligation owed to any third party; or (B) that Whitecap or a Whitecap Subsidiary does not own any Whitecap IP or, in the case of Whitecap IP which is licensed to Whitecap or a Whitecap Subsidiary, as the case may be, that it does not have the right to use such Intellectual Property Rights in connection with the operation, conduct and maintenance of their business in the manner presently operated, conducted and maintained; (v) Whitecap and each Whitecap Subsidiary has used and continue to use reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Whitecap IP; (vi) the entering into of this Agreement will not trigger any material change of control payments or fees under any seismic license agreements; (vii) the Information Technology owned, licensed, leased or used by Whitecap and the Whitecap Subsidiaries (collectively, the “Whitecap IT”) meets or exceeds industry standards for performance and security, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of Whitecap and each Whitecap Subsidiary as presently operated, conducted and maintained; (viii) Whitecap and the Whitecap Subsidiaries: (A) have and continue to use reasonable commercial efforts to protect the security and integrity of the Whitecap IT and the information thereon; and (B) have adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of their respective business; and (ix) Whitecap and the Whitecap Subsidiaries have collected, used, disclosed, stored, and otherwise processed all Personal Information under their custody and control materially in accordance with applicable data protection and privacy Laws; in each case, other than non-compliance with or violations of the representations and warranties provided in this Section (ww)(i)-(ix) which would, individually or in the aggregate, not have a Material Adverse Effect on Veren.

(xx)	Corrupt Practices and Trade Legislation.

(i)	To the knowledge of Whitecap, neither it nor any Whitecap Subsidiary, or any of their respective directors, officers, agents, employees or affiliates acting in their capacity as such, have, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or –controlled businesses) of any jurisdiction or any official or employee of any public international organization, state-owned enterprise, or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value is to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was, is, or would be prohibited under Anti-Corruption Laws applicable to Whitecap or any Whitecap Subsidiary and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation. This includes, for greater certainty, policies and procedures that are designed to ensure compliance with Applicable Laws that prohibit corruption or bribery by any third party agents, representatives or business partners that interact with foreign public officials on Whitecap or any Whitecap Subsidiary’s behalf. To the knowledge of Whitecap, no action, suit or proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving Whitecap or any Whitecap Subsidiary with respect to the Anti-Corruption Laws is pending or threatened or has been pending or threatened.

(ii)	During the periods of the Whitecap Financial Statements, the operations of Whitecap and the Whitecap Subsidiaries are and have been conducted at all times in compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and records requirements of Anti-Corruption Laws, and Money Laundering Laws. To the knowledge of Whitecap, no action, suit, proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving Whitecap or any Whitecap Subsidiary with respect to the Money Laundering Laws is pending or threatened or has been pending or threatened.

(iii)	Neither Whitecap nor any Whitecap Subsidiary, nor to the knowledge of Whitecap, any director, officer, agent, employee or affiliate thereof has had any sanctions administered by the OFAC, Global Affairs Canada or Public Safety Canada imposed upon such Person; and neither Whitecap nor any Whitecap Subsidiary is in violation of any of the applicable Economic Sanctions, including, for greater certainty, Economic Sanctions that restrict oil and gas sector investments and trade in oil and gas sector equipment to certain destinations such as Russia, Iran and Syria, or is conducting or has conducted business with any Person who is the target of any Economic Sanctions in violation of applicable Economic Sanctions.

(iv)	There have been no material inaccurate or fictitious entries made in the books or records of Whitecap or any Whitecap Subsidiary (to the extent such books or records are kept in connection with the books and records of Whitecap or a Whitecap Subsidiary) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and neither Whitecap nor a Whitecap Subsidiary, or, to the knowledge of Whitecap, their affiliates, have directly or indirectly established or maintained a secret or unrecorded fund.

(v)	Whitecap: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of Whitecap and each Whitecap Subsidiary accurately and fairly reflect the transactions of Whitecap and each Whitecap Subsidiary, as applicable, in reasonable detail; (2) transactions are executed in accordance with management’s general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that both entity’s financial statements are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by Applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the businesses of Whitecap and the Whitecap Subsidiaries are conducted without any of the actions described in clause (i)(A) and (i)(B) of this Section (xx) and, to the knowledge of Whitecap, there has not been any material breach of such policies or procedures.

(vi)	Without limiting the generality of the foregoing, Whitecap and each Whitecap Subsidiary, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such, is in material compliance with all Applicable Laws relating to lobbying activities and campaign contributions, if any, and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(vii)	For the avoidance of doubt, any reference to “other thing of value” in this Section (xx) includes meals, entertainment, travel and lodging.

(viii)	For purposes of this Section (xx) only, “affiliates” means those affiliates acting in connection with the properties, assets or business of Whitecap and/or a Whitecap Subsidiary, as applicable.

(yy)	Investment Canada Act. Whitecap is not a non-Canadian within the meaning of the Investment Canada Act.

(zz)	Debt Commitment Letters. Whitecap has provided to Veren full and complete copies of the Debt Commitment Letters, and except as permitted by Section 3.7 and as previously disclosed to Veren, the Debt Commitment Letters are unamended and in full force and effect; and on the Effective Date, the Accordion Commitment Letter will have been replaced with Financing Documents in accordance with Section 3.7 and such Financing Documents will be in full force and effect.

(aaa)	Reorganization. Whitecap is not aware of any agreement, plan or other circumstance that would prevent the Business Combination from qualifying as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code.

SCHEDULE “E”

REPRESENTATIONS AND WARRANTIES OF VEREN

[See attached]

REPRESENTATIONS AND WARRANTIES OF VEREN

(a)	Organization and Qualification. Veren and the Veren Subsidiaries are corporations validly existing and in good standing under the Applicable Laws of their jurisdiction of incorporation in all respects and have the requisite corporate power and authority to own their respective properties as now owned and to carry on their respective business as it is now being conducted. Veren and the Veren Subsidiaries are duly registered to do business and each is in good standing in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Veren.

(b)	Authority Relative to this Agreement. Veren has the requisite corporate authority to enter into this Agreement and the Whitecap Support Agreements and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Whitecap Support Agreements, and the consummation by Veren of the transactions contemplated hereunder and thereunder, have been duly authorized by the Veren Board and, subject to the approval of the Veren Transaction Resolution by Veren Shareholders and the approval of the Circular and matters relating to the Veren Meeting by the Veren Board, no other corporate proceedings on the part of Veren are necessary to authorize this Agreement or the Business Combination. This Agreement and the Whitecap Support Agreements have been duly executed and delivered by Veren and constitute legal, valid and binding obligations of Veren enforceable against it in accordance with the terms hereof and thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Material Subsidiaries; Joint Ventures. Veren has no Material Subsidiaries other than Veren Partnership. Veren has no subsidiaries other than the Veren Subsidiaries. The Veren Subsidiaries are not currently prohibited, directly or indirectly, from paying any dividends to Veren, from making any other distribution on its capital stock, from repaying to Veren any loans or advances to it from Veren. Except as disclosed in writing by Veren to Whitecap, neither Veren nor any Veren Subsidiary is a partner or participant in any material partnership, joint venture, profit-sharing arrangement or other material business combination of any kind, other than any customary joint operating agreements or units agreements affecting the oil and gas properties of Veren or a Veren Subsidiary, and is not party to any agreement under which it agrees to carry on any material part of its business or any other activity in such manner or by which it agrees to share any material revenue or profit with any other Person.

(d)	Ownership of Subsidiaries. Veren is the beneficial direct or indirect owner of all of the outstanding shares of each Veren Subsidiary with good title thereto free and clear of any and all Encumbrances, other than those granted to its bank lenders. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any Veren Subsidiary. All of the outstanding shares of capital stock in each Veren Subsidiary are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violation; Absence of Defaults and Conflicts.

(i)	Neither Veren nor any Veren Subsidiary (A) is in violation of its constating documents or by-laws, or (B) is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Veren or a Veren Subsidiary is a party or to which any of them, or their respective properties or assets, may be subject or by which Veren or a Veren Subsidiary is bound, except for such defaults which would not result in a Material Adverse Effect on Veren.

(ii)	Neither the execution and delivery of this Agreement, nor the Whitecap Support Agreements, by Veren nor the consummation of the Business Combination contemplated by this Agreement nor compliance by Veren with any of the provisions hereof or thereof will: (A) other than the written consents of the requisite lenders under each of the Veren Credit Agreements (if the credit facilities under each of the Veren Credit Agreements are not fully repaid and cancelled at or prior to the Effective Time), violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Veren or a Veren Subsidiary or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) their respective charter or by-laws; or (2) except as disclosed in writing by Veren to Whitecap, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Veren or a Veren Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Veren or a Veren Subsidiary is bound; or (B) subject to obtaining the Key Regulatory Approvals, and the requisite approvals of the Whitecap Shareholders, the Veren Shareholders, the Court and the TSX and NYSE, if applicable, and compliance with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, violate any Laws applicable to Veren or a Veren Subsidiary or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Veren).

(iii)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Business Combination or which are required to be fulfilled after the completion of the Business Combination, and except for the Key Regulatory Approvals, and the requisite approvals of the Whitecap Shareholders, the Veren Shareholders, the Court and the TSX and NYSE, if applicable: (A) there is no legal impediment to Veren’s consummation of the Business Combination; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Veren in connection with the consummation of the Business Combination, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Veren or significantly impede the ability of Veren to consummate the Business Combination.

(f)	Funds Available. Veren has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to: (i) pay the Whitecap Termination Amount pursuant to Section 7.2; and (ii) satisfy its payment obligations to the holders of Veren Accelerated Incentive Securities in connection with the Business Combination.

(g)	Litigation. Except as disclosed in writing by Veren to Whitecap, there are no actions, suits, proceedings or investigations by Governmental Authorities or other Persons pending or, to the knowledge of Veren, threatened, affecting or that would reasonably be expected to affect Veren or a Veren Subsidiary or any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which action, suit, proceeding or investigation involves a reasonable possibility of any judgment against or liability of Veren or a Veren Subsidiary which, if successful, would have a Material Adverse Effect on Veren or would significantly impede the ability of Veren to consummate the Business Combination. Neither Veren nor a Veren Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Veren or would significantly impede the ability of Veren to consummate the Business Combination.

(h)	Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of Veren and each Veren Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes due or payable by Veren and each Veren Subsidiary, whether or not shown to be payable on such Returns, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established.

(i)	Tax Reserves. Veren has provided adequate accruals in the Veren Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, Veren and each Veren Subsidiary, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(j)	Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of Veren and each Veren Subsidiary that would have a Material Adverse Effect on Veren. Neither Veren nor a Veren Subsidiary is a party to any action or proceeding for assessment or collection of Taxes that would have a Material Adverse Effect on Veren, nor, to the knowledge of Veren, has such an event been asserted or threatened against Veren or a Veren Subsidiary or any of their respective assets that would have a Material Adverse Effect on Veren.

(k)	Withholding Taxes. Veren and each Veren Subsidiary have paid or have withheld and remitted to the appropriate Governmental Authority all Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to employees, non-residents of Canada, independent contractors, creditors, shareholders or other third parties, except where the failure to pay or withhold and remit would not have a Material Adverse Effect on Veren.

(l)	Foreign Returns. Except as disclosed in writing by Veren to Whitecap, neither Veren nor any Veren Subsidiary has filed, or has been required or is currently required to file, any Returns with any Governmental Authority outside of their respective jurisdictions of incorporation, and no claims have ever been made by a Governmental Authority that Veren or a Veren Subsidiary is or may be subject to Tax in a jurisdiction where it does not file Returns.

(m)	GST and Similar Taxes. The books and records of Veren fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales tax or any similar legislation, and fairly and correctly set out and disclose in all material respects all liabilities and remittances in respect of any provincial sales tax, fuel tax, or any other value-added tax. All financial transactions of Veren and each Veren Subsidiary have been accurately and completely recorded, in all material respects in the books and records of Veren.

(n)	Residence. Veren is a “Canadian corporation” as defined in the Tax Act.

(o)	Listed Transactions. Neither Veren nor Veren Subsidiary has participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax Law).

(p)	Tax Sharing Agreements. Neither Veren nor any Veren Subsidiary is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any material liability for Taxes of any Person (other than members of an affiliated, consolidated, combined or unitary group of which Veren or a Veren Subsidiary is the common parent and the only members of which are Veren or Veren Subsidiaries), as a transferee or successor, by Contract or otherwise by operation of Law.

(q)	Distributing or Controlled Corporation. Neither Veren nor any Veren Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

(r)	Reporting Issuer Status. Veren is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. Veren has filed with, or furnished to, the U.S. Securities and Exchange Commission all reports required to be filed or furnished by it under the U.S. Exchange Act and the rules thereunder, since January 1, 2024, in each case in all material respects. The Veren Shares are listed and posted for trading on the TSX and the NYSE, and Veren is in material compliance with the applicable rules of the TSX and the NYSE.

(s)	U.S. Securities Law Matters.

(i)	Veren is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States.

(ii)	The Veren Shares are registered under section 12(b) of the U.S. Exchange Act and Veren is in material compliance with its reporting obligation as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act.

(iii)	Other than the Veren Shares, Veren does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act, nor is Veren subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act.

(iv)	Veren is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940.

(v)	Veren is not, and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(t)	HSR Act.

(i)	Veren is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States. Veren is its own “ultimate parent entity” for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) (the “HSR Act”).

(ii)	Veren (and all entities “controlled by” Veren for purposes of the HSR Act) (i) does not hold assets located in the United States with a fair market value of greater than US$126.4 million and (ii) has not made aggregate sales in or into the United States of over US$126.4 million in its most recent fiscal year.

(u)	Capitalization. As of the Agreement Date, the authorized capital of Veren consists of an unlimited number of Veren Shares. As of the Agreement Date, 611,816,627 Veren Shares are issued and outstanding. As of the Agreement Date, other than 445,407 Veren Options, 2,000,073 Veren DSUs, 3,690,288 Veren PSUs, 1,119,165 Veren RSAs and 2,787,546 Veren ESVAs, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Veren of any securities of Veren (including Veren Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Veren (including Veren Shares). All issued and outstanding Veren Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Veren Shares issuable upon the exercise, settlement or redemption, as applicable, of Veren Incentives (other than Veren Incentives that may only be settled with cash) in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Veren Shares, there are no securities of Veren outstanding which have the legal or contractual right to vote generally with Veren Shareholders on any matter.

(v)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Veren Shares or any other securities of Veren has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Veren, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(w)	Material Agreements.

(i)	Other than this Agreement, Veren has not entered into any material agreements which are required to be filed by Veren under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Veren.

(ii)	Other than the Contracts set forth in Section (w)(i) above, Veren has made available to Whitecap in the Veren Data Room, true and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto) of each of the following Contracts to which Veren or a Veren Subsidiary is a party or bound as of the Agreement Date:

(A)	each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Veren or any of its subsidiaries (including Veren and its subsidiaries following the Effective Time) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(B)	each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) indebtedness for borrowed money in any amount in excess of [amount redacted] or (B) other indebtedness of Veren or a Veren Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in excess of [amount redacted], other than agreements solely between or among Veren and a Veren Subsidiary;

(C)	each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any oil and gas properties of Veren and any Veren Subsidiary for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Veren or a Veren Subsidiary exceeds [amount redacted], other than Contracts involving the acquisition or sale of (or option to purchase or sell) hydrocarbons in the ordinary course of business;

(D)	each International Swaps and Derivatives Association master agreement (each, together with each schedule thereto and amendments thereto, an “ISDA”) under which any Hedging Transactions are outstanding involving: (i) with respect to hydrocarbons, aggregate notional quantities of natural gas in excess of [amount redacted] per day (calculated over any monthly period) or aggregate notional quantities of liquid hydrocarbons in excess of [amount redacted]per day (calculated over any monthly period); (ii) with respect to interest rates, aggregate notional amounts in excess of [amount redacted] (or the equivalent in any other currency); or (iii) with respect to cross-currency exchange, aggregate notional amounts in excess of [amount redacted] (or the equivalent in any other currency), it being further represented and warranted that each Hedging Transaction under each such ISDA is evidenced by and confirmed through the standard bank counterparty confirmation process and documentation which (except as disclosed in the Veren Data Room) does not materially amend such ISDA;

(E)	each partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Veren and a Veren Subsidiary and other than any customary joint operating agreements or units agreements affecting the oil and gas properties of Veren or a Veren Subsidiary;

(F)	each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Veren or a Veren Subsidiary to make annual expenditures in excess of [amount redacted] or aggregate payments in excess of [amount redacted] (in each case, net to the interest of Veren and the Veren Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and exploration and development obligations under oil and gas leases;

(G)	each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Veren or a Veren Subsidiary is subject, and, in each case, is material to the business of the Veren Group, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Veren or a Veren Subsidiary, (B) customary royalty pricing provisions in oil and gas leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the oil and gas properties of Veren or a Veren Subsidiary;

(H)	any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Veren Reserves Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of [amount redacted] or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of [amount redacted] in the aggregate after the Agreement Date;

(I)	any Contract (other than any other Contract otherwise covered by this Section (w)(ii)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Veren or a Veren Subsidiary outside the ordinary course of business, in each case, involving annual payments in excess of [amount redacted] or aggregate payments in excess of [amount redacted] (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the oil and gas properties of Veren or a Veren Subsidiary), or creates or would create an Encumbrance on any material asset or property of Veren or a Veren Subsidiary;

(J)	any Contract that provides for midstream services to, or the sale by, Veren or a Veren Subsidiary of hydrocarbons for a term greater than or equal to five (5) years and does not allow Veren or a Veren Subsidiary to terminate it without penalty to Veren or a Veren Subsidiary within ninety (90) days; and

(K)	any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of hydrocarbons from Veren or a Veren Subsidiary’s oil and gas properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of [amount redacted] during the twelve (12) month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of [amount redacted] during the two (2)-year period following the date of this Agreement.

(iii)	Neither Veren nor any Veren Subsidiary is in breach of, or default under the terms of, and, to the knowledge of Veren, no other party to any Veren Material Contract is in breach of, or default under the terms of, any Veren Material Contract, nor is any event of default (or similar term) continuing under any Veren Material Contract, and, to the knowledge of Veren, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Veren Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Veren.

(x)	Filings. Veren and each Veren Subsidiary have filed or furnished all material documents required to be filed by it with all applicable Governmental Authorities and, except to the extent corrected by subsequent reports filed or furnished prior to the date hereof, all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(y)	Books and Records. The corporate records and minute books of Veren and each Veren Subsidiary have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(z)	Financial Statements. The Veren Financial Statements, and any interim or annual financial statements filed by or on behalf of Veren on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws or any Applicable U.S. Securities Laws, were, or when so filed, will have been, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present, fairly, in all material respects, in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of Veren on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Veren’s accounting policies, except as described in the notes to the Veren Financial Statements, since January 1, 2025. A true and complete copy of the Veren Financial Statements have been filed by or on behalf of Veren, prior to or concurrent with the execution and delivery of this Agreement, with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, in compliance, or intended compliance, with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws.

(aa)	Financial Reporting. Veren maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(f) under the U.S. Exchange Act) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and the U.S. Exchange Act and the rules thereunder, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Veren; management of Veren has assessed the effectiveness of Veren’s internal control over financial reporting, as at December 31, 2024, and has concluded that such internal control over financial reporting was effective as of such date.

(bb)	Disclosure Controls and Procedures. Veren maintains disclosure controls and procedures that comply with the requirements of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws in all material respects; such disclosure controls and procedures have been designed to provide reasonable assurance that material information required to be disclosed by Veren in the reports that it files or submits under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2024 at a reasonable assurance level.

(cc)	Absence of Undisclosed Liabilities. Veren has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Veren Financial Statements (the “Veren Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Veren Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of the Veren Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

(dd)	No Material Adverse Change. Except for the Business Combination or any action taken in accordance with this Agreement, since December 31, 2024: (i) Veren and the Veren Subsidiaries have conducted their respective business only in the ordinary and normal course substantially consistent with past practice; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Veren (taken as a whole) has been incurred other than in the ordinary course of business; (iii) there has not been any Material Adverse Change in respect of Veren; and (iv) there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on Veren.

(ee)	Conduct of Business. Since December 31, 2024, neither Veren nor any Veren Subsidiary has taken any action that would be in violation of Section 3.2 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Veren or would not significantly impede Veren’s ability to consummate the Business Combination contemplated hereby.

(ff)	Foreign Private Issuer. Veren is a “foreign private issuer” as defined in Rule 405 of Regulation C under the U.S. Securities Act.

(gg)	Environmental.

(i)	There have not occurred any material spills, emissions or pollution on any property of Veren or a Veren Subsidiary or as a result of their respective operations that have not been remediated in compliance with Environmental Laws, nor has Veren or a Veren Subsidiary been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws that have not been complied with, except in each case to the extent any of such material spills, emissions or pollution on property or stop orders, control orders, clean-up order or reclamation orders would not individually or in the aggregate have a Material Adverse Effect on Veren. All operations of Veren and each Veren Subsidiary have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Veren. Veren is not aware of, or is subject to:

(A)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(B)	any demand or notice with respect to the breach of any Environmental Laws applicable to Veren or a Veren Subsidiary, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Veren.

(ii)	In the ordinary course of its business, Veren periodically reviews the effect of Environmental Laws on various business, operations and properties of Veren, in the course of which it identifies and evaluates associated costs and liabilities (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Veren has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change to Veren.

(hh)	Real Property Title. Veren and each Veren Subsidiary have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Veren and each Veren Subsidiary, necessary to permit the operation of their respective business as presently owned and conducted, other than where the failure to have such good and sufficient title would not individually or in the aggregate have a Material Adverse Effect on Veren. Veren does not have any knowledge nor is it aware of any defects, failures or impairments in the title of Veren or a Veren Subsidiary to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Veren.

(ii)	No Defaults under Leases and Agreements.

(i)	Neither Veren nor any Veren Subsidiary has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to their respective assets to which Veren or a Veren Subsidiary is a party or by or to which Veren or a Veren Subsidiary or any of their respective assets are bound or subject, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Veren.

(ii)	To the knowledge of Veren:

(A)	Veren and each Veren Subsidiary is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Veren, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder, except in each case to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Veren.

(jj)	No Encumbrances. Neither Veren nor any Veren Subsidiary has encumbered or alienated their interests in their respective assets or agreed to do so and their assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate.

(kk)	Ownership of Material Property. Veren and the Veren Subsidiaries have ownership of all material property (including oil and gas leasehold interests in accordance with industry standard oilfield practice) necessary to the operation of their respective businesses, in each case free and clear of all Encumbrances and other material adverse claims known to Veren, other than such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate. Subject to the terms, covenants, conditions and stipulations in Veren’s title and operating documents, Veren is entitled to hold and enjoy its assets without lawful interruption by any Person claiming by, through or under Veren, except as would not, individually or in the aggregate, have a Material Adverse Effect on Veren.

(ll)	No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of Veren’s or a Veren Subsidiary’s assets as a consequence of the Parties entering into this Agreement or the Business Combination, other than where such rights would not individually or in the aggregate have a Material Adverse Effect on Veren.

(mm)	Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas assets of Veren and the Veren Subsidiaries and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner, except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Veren.

(nn)	Reserves. A true and complete copy of the Veren Reserves Report has been provided to Whitecap. Veren cooperated with McDaniel in the preparation of the Veren Reserves Report, which has been accepted and approved by the Reserves Committee and the Veren Board. Veren has made available to McDaniel prior to the issuance of the Veren Reserves Report for the purpose of preparing such report, all information within Veren’s power or possession requested by McDaniel, which information did not to Veren’s knowledge, at the time such information was provided, contain any misrepresentation and Veren does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to McDaniel since the date that such information was so provided that would result, individually or in the aggregate, in a Material Adverse Effect. Veren believes that the Veren Reserves Report reasonably presents the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and NGL properties evaluated in such report as at December 31, 2024, based upon information available at the time such reserves information was prepared, and Veren believes that at the date of such report, the Veren Reserves Report reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom in all material respects.

(oo)	Licences. Veren and the Veren Subsidiaries have obtained and are in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct their respective businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Veren.

(pp)	Long-Term Hedging Transactions. Veren and the Veren Subsidiaries have no obligations or liabilities, direct or indirect, vested or contingent in respect of any Hedging Transaction except with respect to Hedging Transactions entered in the ordinary course of business consistent with past practice and as permitted under Veren’s corporate policies.

(qq)	Employee Benefit Plans. Veren has made available to Whitecap true, complete and correct copies of each material option, incentive compensation (including the Veren Incentive Plans), deferred compensation, share purchase or share-based compensation plan and each other material employee or director compensation or benefit plan, agreement or arrangement, or any similar agreement, plan, policy or other arrangement (and any amendments thereto), for the benefit of directors or former directors of Veren and each Veren Subsidiary, consultants or former consultants of Veren and each Veren Subsidiary, employees or former employees of Veren and each Veren Subsidiary, which are maintained by, contributed to, or binding upon Veren and the Veren Subsidiaries or in respect of which Veren and the Veren Subsidiaries have any actual or potential liability (the “Veren Employee Plans”), and:

(i)	each Veren Employee Plan has been maintained and administered in material compliance with its terms, and is funded in accordance with Applicable Laws;

(ii)	all required employer contributions under any Veren Employee Plans have been made in accordance with the terms thereof in all material respects;

(iii)	each Veren Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)	to the knowledge of Veren, there are no pending or anticipated material claims against or otherwise involving any of the Veren Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Veren Employee Plan activities) has been brought against or with respect to any Veren Employee Plan;

(v)	all contributions, reserves or premium payments required to be made to the Veren Employee Plans have been made or accrued for in the books and records of Veren in all material respects;

(vi)	except as disclosed in writing by Veren to Whitecap, the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Veren Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Veren or a Veren Subsidiary, or will not limit the right of Veren or a Veren Subsidiary to amend, merge, terminate or receive a reversion of assets from any Veren Employee Plan or related trust in all material respects; and

(vii)	all material unfunded liabilities in respect of the Veren Employee Plans have been reflected in the Veren Financial Statements or accrued for in the books and records of Veren.

(rr)	Employment Agreements and Collective Agreements. Except as disclosed in writing by Veren to Whitecap:

(i)	neither Veren nor any Veren Subsidiary is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Veren or Veren Subsidiary employee as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated herein;

(ii)	neither Veren nor any Veren Subsidiary is a party to, nor is engaged in any negotiations with respect to, any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Veren or Veren Subsidiary employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Veren or any Veren Subsidiary by way of certification, interim certification, voluntary recognition or succession rights of any Veren or Veren Subsidiary employees;

(iii)	there is no labour strike, dispute, lock-out, work slowdown or stoppage or concerted work refusal outstanding, pending or involving Veren or any Veren Subsidiary and, to the knowledge of Veren, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against Veren or a Veren Subsidiary. No trade union has applied to have Veren declared a related successor or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Veren or any Veren Subsidiary carries on business;

(iv)	no unfair labour practice complaint, grievance or arbitration proceeding is pending or involving Veren or a Veren Subsidiary and, to the knowledge of Veren, neither Veren nor any Veren Subsidiary has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against Veren or any Veren Subsidiary, in each case other than as in the aggregate would not be material to Veren;

(v)	Veren and the Veren Subsidiaries are in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker’s compensation and occupational health and safety, and there are no outstanding actual or, to the knowledge of Veren, threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Veren;

(vi)	all amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay and other employee benefits in respect of employees of Veren and each Veren Subsidiary which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Veren in all material respects;

(vii)	there are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing by Veren or any Veren Subsidiary pursuant to any workers’ compensation legislation and neither Veren nor any Veren Subsidiary has been reassessed in any material respect under such legislation and, to the knowledge of Veren, no audit of Veren or any Veren Subsidiary is currently being performed pursuant to any applicable worker’s compensation legislation;

(viii)	there are no material charges pending with respect to Veren or any Veren Subsidiary under applicable OHSL. Veren and each Veren Subsidiary have complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding; and

(ix)	Veren and each Veren Subsidiary have in all material respects properly classified each contractor and contingent worker directly engaged or retained by them, respectively, in accordance with all Applicable Laws and there are no outstanding actual or, to the knowledge of Veren, threatened material claims, complaints or investigations regarding Veren or any Veren Subsidiary’s classification of such contractors and contingent workers.

(ss)	Insurance. Policies of insurance are in force naming Veren or a Veren Subsidiary as insureds that adequately cover all risks as are customarily covered by oil and gas producers and distributors in the industry in which Veren operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Veren.

(tt)	Indebtedness To and By Officers, Directors and Others. Neither Veren nor any Veren Subsidiary is indebted to any of its respective directors, officers, employees or consultants, or any of their respective associates or affiliates, or other parties not at arm’s length, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Veren or any Veren Subsidiary, as applicable.

(uu)	Compliance with Laws. Veren and each Veren Subsidiary has complied with and are not in violation of any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Veren.

(vv)	Possession of Intellectual Property. (i) Veren and each Veren Subsidiary own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned (or purported to be owned) by or used by either of them in the operation, conduct or maintenance of their respective businesses in the manner presently operated, conducted and maintained (collectively, the “Veren IP”); (ii) the Veren IP is sufficient for Veren and each Veren Subsidiary to operate, conduct and maintain their respective business in the manner presently operated, conducted and maintained; (iii) neither the operation, conduct or maintenance by Veren or any Veren Subsidiary of their respective business in the manner presently operated, conducted and maintained, nor the use by Veren or any Veren Subsidiary of any Veren IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights of any third party, or breaches any duty or obligation owed to any third party; (iv) except as disclosed in writing by Veren to Whitecap, neither Veren nor any Veren Subsidiary has received any written notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation by it of any Intellectual Property Right of any third party or breach of any duty or obligation owed to any third party; or (B) that Veren and a Veren Subsidiary does not own any Veren IP or, in the case of Veren IP which is licensed to Veren or a Veren Subsidiary, as the case may be, that it does not have the right to use such Intellectual Property Rights in connection with the operation, conduct and maintenance of their business in the manner presently operated, conducted and maintained; (v) Veren and each Veren Subsidiary has used and continue to use reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Veren IP; (vi) the entering into of this Agreement will not trigger any material change of control payments or fees under any seismic license agreements; (vii) the Information Technology owned, licensed, leased or used by Veren and the Veren Subsidiaries (collectively, the “Veren IT”) meets or exceeds industry standards for performance and security, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of Veren and each Veren Subsidiary as presently operated, conducted and maintained; (viii) Veren and the Veren Subsidiaries: (A) have and continue to use reasonable commercial efforts to protect the security and integrity of the Veren IT and the information thereon; and (B) have adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of their respective business; and (ix) Veren and the Veren Subsidiaries have collected, used, disclosed, stored, and otherwise processed all Personal Information under their custody and control materially in accordance with applicable data protection and privacy Laws; in each case, other than non-compliance with or violations of the representations and warranties provided in this Section (vv)(i)-(ix) which would, individually or in the aggregate, not have a Material Adverse Effect on Veren.

(ww)	Corrupt Practices and Trade Legislation.

(i)	To the knowledge of Veren, neither it nor any Veren Subsidiary, or any of their respective directors, officers, agents, employees or affiliates acting in their capacity as such, have, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or –controlled businesses) of any jurisdiction or any official or employee of any public international organization, state-owned enterprise, or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value is to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was, is, or would be prohibited under Anti-Corruption Laws applicable to Veren or any Veren Subsidiary and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation. This includes, for greater certainty, policies and procedures that are designed to ensure compliance with Applicable Laws that prohibit corruption or bribery by any third party agents, representatives or business partners that interact with foreign public officials on Veren or any Veren Subsidiary’s behalf. To the knowledge of Veren, no action, suit or proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving Veren or any Veren Subsidiary with respect to the Anti- Corruption Laws is pending or threatened or has been pending or threatened.

(ii)	During the periods of the Veren Financial Statements, the operations of Veren and the Veren Subsidiaries are and have been conducted at all times in compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and records requirements of Anti-Corruption Laws, and Money Laundering Laws. To the knowledge of Veren, no action, suit, proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving Veren or any Veren Subsidiary with respect to the Money Laundering Laws is pending or threatened or has been pending or threatened.

(iii)	Neither Veren nor any Veren Subsidiary, nor to the knowledge of Veren, any director, officer, agent, employee or affiliate thereof has had any sanctions administered by the OFAC, Global Affairs Canada or Public Safety Canada imposed upon such Person; and neither Veren nor any Veren Subsidiary is in violation of any of the applicable Economic Sanctions, including, for greater certainty, Economic Sanctions that restrict oil and gas sector investments and trade in oil and gas sector equipment to certain destinations such as Russia, Iran and Syria, or is conducting or has conducted business with any Person who is the target of any Economic Sanctions in violation of applicable Economic Sanctions.

(iv)	There have been no material inaccurate or fictitious entries made in the books or records of Veren or any Veren Subsidiary (to the extent such books or records are kept in connection with the books and records of Veren or a Veren Subsidiary) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and neither Veren nor a Veren Subsidiary, or, to the knowledge of Veren, their affiliates, have directly or indirectly established or maintained a secret or unrecorded fund.

(v)	Veren: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of Veren and each Veren Subsidiary accurately and fairly reflect the transactions of Veren and each Veren Subsidiary, as applicable, in reasonable detail; (2) transactions are executed in accordance with management’s general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk- based system of accounting and compliance controls sufficient to ensure that both entity’s financial statements are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by Applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the businesses of Veren and the Veren Subsidiaries are conducted without any of the actions described in clause (i)(A) and (i)(B) of this Section (ww) and, to the knowledge of Veren, there has not been any material breach of such policies or procedures.

(vi)	Without limiting the generality of the foregoing, Veren and each Veren Subsidiary, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such, is in material compliance with all Applicable Laws relating to lobbying activities and campaign contributions, if any, and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(vii)	For the avoidance of doubt, any reference to “other thing of value” in this Section (ww) includes meals, entertainment, travel and lodging.

(viii)	For purposes of this Section (ww) only, “affiliates” means those affiliates acting in connection with the properties, assets or business of Veren and/or a Veren Subsidiary, as applicable.

(xx)	Abandoned Pipelines. Neither Veren nor the Veren Subsidiaries have transported any natural gas or any other petroleum substance through the Abandoned Pipelines since March 9, 2020.

(yy)	Veren Options and Veren PSUs. On the Agreement Date, Veren delivered to Whitecap (i) Veren Option Exercise or Surrender Agreements or Veren Support Agreements, as applicable, executed by Veren and the holders of not less than two-thirds of the outstanding Veren Options, and (ii) Veren Support Agreements executed by the holders of not less than two-thirds of the outstanding Veren PSUs.

(zz)	Reorganization. Veren is not aware of any agreement, plan or other circumstance that would prevent the Business Combination from qualifying as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code.

SCHEDULE “F”

FORM OF VEREN OPTION EXERCISE OR SURRENDER AGREEMENT

[See attached]

CONDITIONAL OPTION EXERCISE OR SURRENDER AGREEMENT

 (the “Agreement”)

____________________________________

Name of Optionholder (the “Holder”)

c/o Veren Inc.

2000, 585 – 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

Dear Sir or Madam:

Re:	Conditional Option Exercise or Surrender

Veren Inc. (“Veren”) acknowledges that the Holder is the beneficial owner of issued and outstanding options to acquire common shares (“Common Shares”) in the capital of Veren (“Options”) granted pursuant to the terms of the stock option plan of Veren effective as of January 3, 2018 (as amended, the “Stock Option Plan”) (and all option grant agreements with the Holder thereunder) and exercisable to acquire Common Shares, all of which are more particularly described in Schedule A hereto.

1.	The Business Combination

Veren and Whitecap Resources Inc. (“Whitecap”) entered into a business combination agreement on March 9, 2025 (the “Business Combination Agreement”) pursuant to which, among other things, Whitecap has agreed to acquire all of the issued and outstanding Common Shares in exchange for common shares of Whitecap (the “Business Combination”). The obligations of Veren and Whitecap to proceed with the Business Combination are subject to certain conditions contained in the Business Combination Agreement. Capitalized terms used in this Agreement and not otherwise defined in this Agreement will have the same meaning as in the Business Combination Agreement.

In connection with the completion of the Business Combination, Veren and Whitecap have agreed that Veren will cause the vesting of all outstanding Options to be accelerated, and that all outstanding Options will become exercisable, conditional upon completion of the Business Combination, immediately prior to the Effective Time of the Business Combination.

Holders of Options are entitled to exercise or surrender to Veren, conditional upon completion of the Business Combination, their unexercised Options with an exercise price less than the Market Price (the “In-the-Money Options”) and, in the case of a surrender of In-the-Money Options, to elect to receive a cash payment or Common Shares in consideration for such surrender and in lieu of the right to exercise such In-the-Money Options. For the purposes of this Agreement,

(a)	the Common Shares to be issued on the surrender of Options pursuant to this Agreement, if any, shall be referred to as “Option Shares”; and

(b)	“Market Price” means the volume weighted average trading price of the Common Shares on the TSX during the five trading days immediately preceding the Effective Date.

Option Shares will participate in the Business Combination in accordance with the terms of the Business Combination Agreement. In connection with the exercise or surrender of In-the-Money Options, a Holder must conditionally surrender all their Options with an exercise price equal to or greater than the Market Price (the “Out-of-the-Money Options”) for nominal consideration. Options that are not exercised or surrendered pursuant to this Agreement will remain exercisable in accordance with the terms of the Stock Option Plan and any option grant agreement pursuant to which such Options were granted, provided that any Options that are neither exercised nor surrendered prior to the Effective Time shall be surrendered, terminated and cancelled in accordance with the terms of the Business Combination and the Plan of Arrangement.

2.	Agreement to Exercise or Surrender Options

For good and valuable consideration (including the accelerated vesting of all unvested Options in connection with the Business Combination), the receipt and sufficiency of which is hereby acknowledged, and subject to the terms hereof, the Holder hereby irrevocably elects to exercise or surrender to Veren, conditional upon completion of the Business Combination, all of his or her In-the-Money Options, as follows:

[initial one box to the left of (a), (b) or (c) below]

☐	(a)	Full Exercise

the Holder hereby elects to exercise his or her In-the-Money Options in full upon payment to Veren of an amount equal to the aggregate of (i) the aggregate exercise price of the In-the-Money Options and (ii) the amount of applicable withholding taxes that are required to be remitted, as determined by Veren, acting reasonably, in connection with the exercise of the In-the-Money Options (the “Exercise Payment”). Payment of the Exercise Payment must be by way of certified cheque or bank draft payable to “Veren Inc.” and must be received by Veren prior to the Effective Date;

☐	(b)	Surrender for Cash

the Holder hereby elects to surrender his or her In-the-Money Options and to receive for his or her In-the- Money Options a cash payment equal to the excess of the aggregate Market Price of the Common Shares issuable pursuant to such In-the-Money Options, over the aggregate exercise price of such In-the-Money Options (such excess being the “Settlement Amount”); or

☐	(c)	Surrender for Common Shares and Cash

the Holder hereby elects to surrender his or her In-the-Money Options and to receive for his or her In-the- Money Options (1) a number of Option Shares equal to: (i) the number of In-the-Money Options multiplied by a fraction the numerator of which is the Settlement Amount and the denominator of which is the aggregate Market Price of the Common Shares issuable pursuant to the In-the-Money Options, minus (ii) that number of Common Shares with an aggregate Market Price equal to the amount of applicable withholding taxes that are required to be remitted, as determined by Veren, acting reasonably, in connection with the surrender contemplated hereby (the “Withholding Tax Amount”); and (2) a cash payment equal to the Withholding Tax Amount. No fractional Common Shares will be issued. In lieu of a fractional Common Share, the Holder will receive a cash payment equal to such fraction of the Market Price as is proportionate to such fractional interest, provided that Veren will not be obligated to make any payment on account of fractional shares that is less than $10; and

in addition to the exercise or surrender of Options in accordance with the foregoing, the Holder irrevocably surrenders to Veren, conditional upon completion of the Business Combination, all of his or her Out-of-the-Money Options in exchange for a cash payment from Veren in the aggregate amount of $10.

Veren and the Holder agree that: (i) in respect of a surrender pursuant to paragraph 2(b) hereof and a surrender of Out- of-the-Money Options pursuant to the immediately preceding paragraph, Veren shall withhold from the cash consideration otherwise payable to the Holder an amount equal to the applicable withholding taxes that are required to be remitted, as determined by Veren, acting reasonably, in connection with such surrender; and (ii) in respect of a surrender pursuant to paragraph 2(c) hereof, Veren shall withhold the Withholding Tax Amount otherwise payable to the Holder; and in each case, Veren shall remit such amount withheld to the applicable governmental authority.

Veren and the Holder agree that all Options that are duly and conditionally exercised or surrendered pursuant to this Agreement shall be deemed to be exercised or surrendered and the Option Shares issuable (if any) shall be deemed to be issued to the Holder immediately prior to the Effective Time.

Veren and the Holder agree to use all such reasonable commercial efforts to facilitate the foregoing Option surrender mechanics and related payments, as applicable.

Notwithstanding anything else contained in this Agreement, Veren and the Holder agree that if the Business Combination Agreement is terminated pursuant to its terms, this Agreement shall terminate and (i) the acceleration of the vesting (if applicable) of the Holder’s unvested Options will not be effective; (ii) all of the Holder’s Options shall continue in full force and effect in accordance with the terms and conditions set forth in the Stock Option Plan and the respective option agreement(s) evidencing such Options, and shall be deemed not to have been exercised or surrendered, and the Option Shares issuable (if any) shall be deemed not to have been issued; and (iv) any certified cheque or bank draft that the Holder delivers to Veren in connection with the exercise of the Holder’s Options will be returned to the Holder. For greater clarity, any of the Holder’s Options which: (i) would have been accelerated as a result of Business Combination will revert to their previous vesting arrangements, or (ii) had already vested, will continue to be vested, each in accordance with the terms of the Stock Option Plan and the option agreement(s) evidencing such Options. Until such time as this Agreement is so terminated, the Holder covenants not to assign, encumber or exercise any of the Options except in accordance with this Agreement.

3.	Covenants of Veren

Veren agrees with the Holder that it shall: (i) provide to the Holder, as soon as reasonably practicable following the mailing thereof, copies of the letter of transmittal (the “Letter of Transmittal”) and joint management information circular of Veren and Whitecap (the “Circular”) prepared in connection with the meeting of holders of Common Shares to consider the Business Combination; and (ii) elect in prescribed form under subsection 110(1.1) of the Income Tax Act (Canada) (the “Tax Act”) that neither Veren, nor any person who does not deal at arm’s length with Veren, will deduct in computing its income for the purposes of the Tax Act any amount of consideration payable to the Holder in respect of the surrender of Options contemplated hereby to the extent such surrendered Options are not “non- qualified securities” for the purposes of the Tax Act.

4.	Acknowledgements of the Holder

The Holder acknowledges and agrees that, if he or she elects to receive Option Shares, he or she will not receive share certificates in respect of the Option Shares issuable upon the surrender of Options, but will instead be entered on the register of shareholders of Veren. Immediately thereafter, the Holder shall, in its capacity as a holder of Common Shares, be entitled to receive Whitecap Shares pursuant to the Business Combination provided that the Holder has delivered to Veren a properly completed Letter of Transmittal. The Holder further acknowledges and agrees that he or she will complete, execute and deliver to Veren a Letter of Transmittal with all necessary information in relation to the Option Shares for use in connection with the Business Combination and that the Option Shares received by him or her, represented in registered form only as set forth above, shall be delivered by Veren together with the Letter of Transmittal to the Depositary so that such Common Shares are considered to be tendered to the Business Combination.

The Holder acknowledges that Veren will provide the Holder the Letter of Transmittal and Circular and agrees that by completing the Letter of Transmittal it will be deemed to have acknowledged receipt of the Circular.

5.	Representations and Warranties and Agreement of the Holder

The Holder hereby represents and warrants to Veren and acknowledges that the Holder: (i) has the authority to execute and deliver this Agreement and perform his or her obligations hereunder, and this Agreement is a valid and binding agreement enforceable against the Holder in accordance with its terms; (ii) is the registered and beneficial owner of all the Options listed in Schedule A and possesses good title thereto, free and clear of all liens, claims, encumbrances or other restrictions on transfer; and (iii) holds no Options other than as set forth in Schedule A.

6.	Business Combination Approval

This Agreement sets forth the agreement between Veren and the Holder that the Holder agrees to vote the Holder’s Options, to the extent that such securities have or are granted voting rights, in favour of the Veren Transaction Resolution (and in favour of any actions or resolutions required in furtherance of completing the Business Combination) at any meeting of the Veren Shareholders (or at any meeting of the holders of any or all of the Veren Shares and Veren Incentives), however called, for the purpose of approving the Business Combination and any adjournment or postponement thereof and to otherwise support the Business Combination, subject to the terms and conditions of this Agreement. Further, the Holder consents and agrees to the treatment of the Holder’s Options in the manner provided for by the Business Combination and the Plan of Arrangement, including the consideration (if any) to be paid by Veren to the Holder for such Options under the Business Combination and the Plan of Arrangement.

7.	Release of Veren

Subject to receipt of the consideration elected by the Holder pursuant to paragraph 2 hereof, the Holder releases and forever discharges Veren and its respective directors, officers, employees, affiliates, subsidiaries, successors and assigns from any and all actions, manners of actions, debts, claims and demands of every nature which the Holder now has or ever had relating to the Options.

[remainder of page intentionally left blank; signature page follows]

This Agreement may be signed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

Yours truly,

VEREN INC.

Per:
Name:
Title:

[Signature Page - Veren Option Exercise or Surrender Agreement]

The foregoing is in accordance with my understanding and is agreed to as of March , 2025 and the undersigned hereby further consents to the accelerated vesting and exercise or surrender of any unvested Options in connection with the Business Combination in the manner described in this Agreement.

SIGNED AND DELIVERED	)
in the presence of:	)
)
)
)
Witness		(signature of Holder)

[Signature Page - Veren Option Exercise or Surrender Agreement]

Schedule A

The following table sets forth all of the Holder’s Options.

Number of Options	Date of Grant	Exercise Price

SCHEDULE “G”

FORM OF VEREN PSU CONSENT AGREEMENT

[See attached]

PSU CONSENT AGREEMENT

(the “Agreement”)

__________________________________

Name of PSU Holder (the “Holder”)

c/o Veren Inc.

2000, 585 – 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

Dear Sir or Madam:

Re:	PSU Consent Agreement

Veren Inc. (“Veren “) acknowledges that the Holder is the beneficial owner of performance share units (the “PSUs”), granted pursuant to the performance share unit plan of Veren dated effective April 26, 2017 (as amended, the “Veren PSU Plan”), all of which are more particularly described in Schedule A hereto.

1.	The Business Combination

Veren and Whitecap Resources Inc. (“Whitecap”) entered into a business combination agreement on March 9, 2025 (the “Business Combination Agreement”) pursuant to which, among other things, Whitecap has agreed to acquire all of the issued and outstanding Veren Shares in exchange for common shares of Whitecap (the “Business Combination”). The obligations of Veren and Whitecap to proceed with the Business Combination are subject to certain conditions contained in the Business Combination Agreement. Capitalized terms used in this Agreement and not otherwise defined in this Agreement will have the same meaning as in the Business Combination Agreement.

In connection with the completion of the Business Combination, Veren and Whitecap have agreed that all PSUs (whether vested or unvested) held by (a) a Non-Continuing Veren Individual (which for certainty shall include all officers of Veren) that resigns in accordance with Section 2.9(a) of the Business Combination Agreement or that is terminated by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan) prior to the Effective Date, or (b) a current or former Veren Employee (other than a Non-Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren PSU Plan) as a result of the Business Combination or that is terminated (including by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan)) other than for Cause (as defined in the Veren PSU Plan), in either case, on or prior to the Effective Date (all PSUs held by any such Non-Continuing Veren Individual or current or former Veren Employee being the “Accelerated PSUs”) shall be, and shall be deemed to be, conditional upon the completion of the Business Combination, fully and unconditionally vested as a result of the Business Combination on the basis of a vesting multiplier of 2.0 and such Accelerated PSUs shall be surrendered to Veren in exchange for a cash payment from Veren in accordance with the terms of the Business Combination Agreement and the Plan of Arrangement.

If there are any Unpaid Dividends which have not been paid as of the Effective Time, each holder of Accelerated PSUs shall be credited with an additional number of PSUs (which shall be included in the Accelerated PSUs of such holder and shall vest, conditional upon completion of the Business Combination, on the basis of a vesting multiplier of 2.0) equal to (i) the number of PSUs held by such holder immediately prior to the Effective Time, multiplied by (ii) an amount equal to the aggregate Unpaid Dividends per Veren Share which have not been paid as of the Effective Time, divided by (iii) the volume weighted average trading price of the Veren Shares on the TSX for the five trading days immediately preceding the Effective Date.

Pursuant to the Plan of Arrangement, Veren shall be entitled to deduct or withhold from any amounts payable to the Holder in respect of the Holder’s PSUs under the Plan of Arrangement such amounts as Veren reasonably determines it is required to deduct or withhold with respect to such payment under the Income Tax Act (Canada) or any provision of federal, provincial, territorial, state, local or foreign tax law

2.	Business Combination Approval

This Agreement sets forth the agreement between Veren and the Holder that the Holder agrees to vote the Holder’s PSUs, to the extent that such securities have or are granted voting rights, in favour of the Veren Transaction Resolution (and in favour of any actions or resolutions required in furtherance of completing the Business Combination) at any meeting of the Veren Shareholders (or at any meeting of the holders of any or all of the Veren Shares and Veren Incentives), however called, for the purpose of approving the Business Combination and any adjournment or postponement thereof and to otherwise support the Business Combination, subject to the terms and conditions of this Agreement. Further, if applicable, the Holder consents and agrees to the treatment of the Holder’s PSUs in the manner provided for by the Business Combination and the Plan of Arrangement, including (if applicable) the consideration to be paid by Veren to the Holder for any Accelerated PSUs held by the Holder under the Business Combination and the Plan of Arrangement.

Notwithstanding anything else contained in this Agreement, Veren and the Holder agree that if the Business Combination Agreement is terminated pursuant to its terms or if the Holder is a current or former Veren Employee (other than a Non-Continuing Veren Individual) that resigns other than for Good Reason (as defined in the Veren PSU Plan) as a result of the Business Combination or is terminated for Cause (as defined in the Veren PSU Plan) in either case, on or prior to the Effective Date, this Agreement shall terminate and (i) the acceleration of the vesting (if applicable) of the Holder’s unvested PSUs pursuant to the Business Combination Agreement and the Plan of Arrangement will not be effective; (ii) the Holder shall not be entitled to receive or be credited any PSUs in respect of any Unpaid Dividends except as Additional PSUs (as defined in the Veren PSU Plan) in accordance with section 6.3 of the Veren PSU Plan; and (iii) all of the Holder’s PSUs shall continue in full force and effect in accordance with the terms and conditions set forth in the Veren PSU Plan and any confirmations or agreement(s) evidencing such PSUs. For greater clarity, any of the Holder’s PSUs which: (i) would have become Accelerated PSUs as a result of the Business Combination will revert to their previous vesting arrangements, or (ii) had already vested, will continue to be vested, each in accordance with the terms of the Veren PSU Plan and any confirmations or agreement(s) evidencing such PSUs. Until such time as this Agreement is so terminated, the Holder covenants not to assign or encumber any of the Holder’s PSUs except in accordance with this Agreement.

3.	Representations and Warranties of the Holder

The Holder hereby represents and warrants to Veren and acknowledges that the Holder: (i) has the authority to execute and deliver this Agreement and perform his or her obligations hereunder, and this Agreement is a valid and binding agreement enforceable against the Holder in accordance with its terms; (ii) is the registered and beneficial owner of all the PSUs listed in Schedule A and possesses good title thereto, free and clear of all liens, claims, encumbrances or other restrictions on transfer; and (iii) on the date hereof, holds no PSUs other than as set forth in Schedule A.

4.	Release of Veren

Subject to receipt of the consideration payable to the Holder pursuant to the Plan of Arrangement in respect of all of the Holder’s PSUs, the Holder releases and forever discharges Veren and its directors, officers, employees, affiliates, subsidiaries, successors and assigns from any and all actions, manners of actions, debts, claims and demands of every nature which the Holder now has or ever had relating to the PSUs.

[remainder of page intentionally left blank; signature page follows]

This Agreement may be signed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

Yours truly,

VEREN INC.

Per:
Name:
Title:

[Signature Page - PSU Consent Agreement]

The foregoing is in accordance with my understanding and is agreed to as of March 9, 2025.

SIGNED AND DELIVERED	)
in the presence of:	)
)
)
)
Witness		(signature of Holder)

[Signature Page - PSU Consent Agreement]

Schedule A

The following table sets forth all of the Holder’s PSUs.

Number of PSUs	Date of Grant

APPENDIX D -

INTERIM ORDER

[See attached.]

COURT FILE NUMBER	2501-04359
COURT	COURT OF KING’S BENCH OF ALBERTA
JUDICIAL CENTRE	CALGARY
MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING VEREN INC., WHITECAP RESOURCES INC. AND SECURITYHOLDERS OF VEREN INC.

APPLICANT	VEREN INC.
RESPONDENT	Not Applicable
DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

NORTON ROSE FULBRIGHT CANADA LLP
Suite 3700, 400 – 3rd Avenue SW
Calgary, AB T2P 4H2
Telephone:      403.267.8222
Facsimile:       403.264.5973
Email:             steven.leitl@nortonrosefulbright.com
Attention:     Steven H. Leitl, KC

Counsel for VEREN INC.
File No. 1001322849

DATE ON WHICH ORDER WAS PRONOUNCED:	March 28, 2025

NAME OF JUDGE WHO MADE THIS ORDER:	Justice M.H. Bourque

LOCATION OF HEARING:	Calgary, Alberta

UPON the Originating Application (the “Originating Application”) of Veren Inc. (“Veren” or the “Applicant”) for an Interim Order pursuant to section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”);

AND UPON reading the Originating Application, the affidavit of Ken Lamont, the Chief Financial Officer of Veren sworn March 25, 2025 (the “Affidavit”) and the documents referred to therein;

AND UPON being advised that notice of the Originating Application has been given to the Registrar appointed under section 263 of the ABCA (the “Registrar”);

AND UPON hearing counsel for the Applicant;

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order (the “Order”) shall have the meanings attributed to them in the draft joint management information circular (the “Information Circular”) of the Applicant and Whitecap Resources Inc. (“Whitecap”), which is attached as Exhibit “A” to the Affidavit; and

(b)	all references to “Arrangement” used herein mean the arrangement as set forth in the Plan of Arrangement attached as Schedule “A” to the business combination agreement between Whitecap and Veren dated March 9, 2025 (the “Business Combination Agreement”), a copy of which is attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1.	The Applicant shall seek approval of the Arrangement by holders (the “Veren Shareholders”) of common shares in the capital of the Applicant (the “Veren Shares”), in the manner set forth below.

The Meeting

2.	The Applicant shall call and conduct a special meeting (the “Veren Meeting”) of the Veren Shareholders on or about May 6, 2025 in a virtual-only format that will be conducted via live webcast. All further references to “in person” or “present” in respect of the Veren Meeting shall be read as providing for attendance of such persons through the virtual meeting platform utilised by Veren.

3.	At the Veren Meeting, the Veren Shareholders will consider and vote on a resolution to approve the Arrangement in substantially the form attached as Appendix A to the Information Circular (the “Transaction Resolution”) and transact such other business as may properly be brought before the Veren Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

4.	Notwithstanding the quorum requirement of Veren’s by-laws, which state that quorum at a meeting of shareholders shall be two persons present in person entitled to vote thereat and holding or representing by proxy not less than 25% of the votes entitled to be cast thereat, quorum for the Veren Meeting shall be two persons present in person entitled to vote thereat and holding or representing by proxy not less than 10% of the votes entitled to be cast thereat.

5.	A quorum of Veren Shareholders shall be required for the Veren Meeting to proceed. If within 30 minutes of the time appointed for the Veren Meeting, a quorum is not present, the Veren Meeting shall stand adjourned to a date not more than 10 Business Days later, as may be determined by the Chair of the Meeting. No notice of the adjourned meeting shall be required and, if at such adjourned meeting a quorum is not present, the Veren Shareholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes.

6.	Each Veren Share entitled to be voted at the Veren Meeting will entitle the holder to one vote at the Veren Meeting in respect of the Transaction Resolution and any other matters to be considered at the Veren Meeting.

7.	The record date for Veren Shareholders entitled to receive notice of and vote at the Veren Meeting is March 27, 2025 (the “Record Date”). Only Veren Shareholders whose names had been entered on the register of holders of Veren Shares as at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Veren Meeting. The Record Date for Veren Shareholders entitled to receive notice of and to vote at the Veren Meeting will not change in respect of, or as a consequence of, any adjournment or postponement of the Veren Meeting.

8.	The Chair of the Veren Meeting shall be the Chair of the Veren Board. If she is not present at the Veren Meeting, the Chair of the Veren Meeting shall be determined in accordance with the applicable provisions of the by-laws of the Applicant.

Conduct of the Meeting

9.	The Veren Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of the Applicant in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Veren Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

10.	The only persons entitled to attend the Veren Meeting shall be Veren Shareholders and their authorized proxyholders, the Applicant’s directors and officers and its auditors, legal counsel, financial advisors and representatives, the scrutineer (and its representatives for that purpose), Whitecap and its legal counsel, financial advisors and representatives, legal counsel of persons subject to the Arrangement, and such other persons who may be permitted to attend by the Chair of the Veren Meeting.

11.	The number of votes required to pass the Transaction Resolution shall be not less than 66⅔% of the votes cast by Veren Shareholders entitled to vote thereon present in person or represented by proxy at the Veren Meeting.

12.	To be valid, proxies must be deposited with Computershare Trust Company of Canada as described in the Information Circular by no later than 10:00 a.m. (Calgary time) on May 2, 2025, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Veren Meeting.

13.	The accidental omission to give notice of the Veren Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Veren Meeting.

14.	The Applicant is authorized to adjourn or postpone the Veren Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as the Applicant deems advisable, without the necessity of first convening the Veren Meeting or first obtaining any vote of the Veren Shareholders in respect of the adjournment or postponement, provided that such adjournment or postponement is made in compliance with the Business Combination Agreement. Notice of such adjournment or postponement may be given by such method as the Applicant determines is appropriate in the circumstances. If the Veren Meeting is adjourned or postponed in accordance with this Order (including paragraph 5 herein), the references to the Veren Meeting in this Order shall be deemed to be the Veren Meeting as adjourned or postposed, as the context allows.

Amendments to the Arrangement

15.	The Applicant and Whitecap are authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Business Combination Agreement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Veren Meeting and the subject of the Transaction Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

16.	The Applicant is authorized to make such amendments, revisions or supplements (“Additional Information”) to the Information Circular, the form of proxy for use by Veren Shareholders at the Veren Meeting (the “Shareholder Proxy”), the notice of the Veren Meeting (the “Notice of the Meeting”), the form of letter of transmittal for registered Veren Shareholders (the “Letter of Transmittal”) and the notice of Originating Application (the “Notice of Originating Application”) as it may determine, provided such amendments, revisions or supplements are made in accordance with the Business Combination Agreement. The Applicant may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Veren Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been required to be disclosed in the Information Circular, then:

(a)	the Applicant shall advise the Veren Shareholders of the material change or material fact by disseminating a news release (a “News Release”) in accordance with applicable securities laws and the policies of the Toronto Stock Exchange and the New York Stock Exchange; and

(b)	provided that the News Release describes the applicable material change or material fact in reasonable detail, the Applicant shall not be required to deliver an amendment to the Information Circular to the Veren Shareholders or otherwise give notice to the Veren Shareholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

Dissent Rights

17.	Registered Veren Shareholders are, subject to the provisions of this Order and the Plan of Arrangement, accorded the right to dissent under section 191 of the ABCA with respect to the Transaction Resolution and the right to be paid the fair value of their Veren Shares by Veren in respect of which such right to dissent was validly exercised and has not been withdrawn or deemed to have been withdrawn.

18.	In order for a registered Veren Shareholder (a “Dissenting Shareholder”) to exercise such right to dissent under section 191 of the ABCA:

(a)	notwithstanding subsection 191(5) of the ABCA, the Dissenting Shareholder’s written objection to the Transaction Resolution must be received by the Applicant, care of its counsel Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, AB T2P 4H2, Attention: Justin Ferrara, no later than 5:00 p.m. (Calgary time) on April 29, 2025 or 5:00 p.m. (Calgary Time) on the day which is five Business Days immediately preceding the date that any adjourned or postponed Veren Meeting is reconvened or held;

(b)	a vote against the Transaction Resolution, whether in person or by proxy, or an abstention shall not constitute the written objection required under subparagraph (a);

(c)	a Dissenting Shareholder shall not have voted his, her or its Veren Shares at the Veren Meeting, either by proxy or in person, in favour of the Transaction Resolution;

(d)	a Veren Shareholder may not exercise the right to dissent in respect of only a portion of the Veren Shares held by such Veren Shareholder, but may dissent only with respect to all of the Veren Shares held by the Veren Shareholder; and

(e)	the exercise of such right to dissent must otherwise comply with the requirements of section 191 of the ABCA, as modified and supplemented by this Order and the Plan of Arrangement.

19.	The fair value of the Veren Shares to which a Dissenting Shareholder may be entitled to pursuant to the Arrangement shall be determined as of the close of business on the last Business Day before the Transaction Resolution is adopted by the Veren Shareholders and shall be paid to the Dissenting Shareholders by Veren as contemplated by the Plan of Arrangement and this Order.

20.	The Dissenting Shareholders who validly exercise their right to dissent, as set out in paragraphs 17 through 19 above, shall be deemed to have irrevocably transferred such Veren Shares as of the time specified in the Plan of Arrangement, without any further act or formality and free and clear of all liens, claims and encumbrances in exchange for the fair value of the Veren Shares, and the names of such Veren Shareholders shall be removed from the applicable register of Veren Shares.

21.	Subject to further order of this Court, the rights available to the Veren Shareholders under the ABCA, this Order and the Plan of Arrangement to dissent from the Transaction Resolution shall constitute full and sufficient dissent rights for the Veren Shareholders with respect to the Transaction Resolution.

22.	Notice to the Veren Shareholders of their right to dissent with respect to the Transaction Resolution and to receive, subject to the provisions of the ABCA, this Order and the Plan of Arrangement, the fair value of the Veren Shares to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Veren Shareholders in accordance with paragraph 23 of this Order.

Notice

23.	The Information Circular, substantially in the form attached as Exhibit “A” to the Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the Notice of the Meeting, the Shareholder Proxy, the Notice of Originating Application and this Order, together with any other communications or documents determined by the Applicant to be necessary or advisable including the Letter of Transmittal (collectively, the “Meeting Materials”), shall be sent to those Veren Shareholders who hold directly or indirectly Veren Shares as at the close of business on the Record Date, the directors of the Applicant, the auditors of the Applicant and the Registrar, by one or more of the following methods:

(a)	in the case of registered Veren Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person not less than 21 days prior to the Veren Meeting, addressed to each such holder at his, her or its address, as shown on the books and records of the Applicant as at the close of business on the Record Date;

(b)	in the case of Veren Shareholders who do not hold Veren Shares in their own name, by providing a voting information form and notice to such holders containing information on how to access a copy of the Meeting Materials in accordance with the notice-and-access provisions under National Instrument 54 -101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), unless any such holder previously requested to receive a paper copy of Veren meeting materials, in which case a copy of the applicable Meeting Materials will be provided to such holder in accordance with NI 54-101;

(c)	in the case of the directors and auditors of the Applicant, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not less than 21 days prior to the Veren Meeting; and

(d)	in the case of the Registrar, the Meeting Materials shall be delivered by email to corp.reg@gov.ab.ca, by courier or by delivery in person, addressed to the Registrar not less than 21 days prior to the date of the Veren Meeting.

24.	Delivery of the Veren Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Veren Shareholders, the directors of the Applicant, the auditors of the Applicant and the Registrar of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Originating Application.

Court Filed Documents

25.	A signed copy of this Order shall be sufficient to provide with the Information Circular and other Meeting Materials, as directed herein, even if it does not yet bear a filing stamp from the Court of King’s Bench of Alberta.

Final Application

26.	Subject to further order of this Court, and provided that the Veren Shareholders have approved the Arrangement in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final Order of the Court approving the Arrangement (the “Final Order”) on May 8, 2025 at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the Articles of Arrangement, the Applicant, Whitecap, all Veren Shareholders and all other persons affected thereby will be bound by the Arrangement in accordance with its terms.

27.	Any Veren Shareholder or other interested party (each an “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Applicant, by service on the Applicant’s counsel so that it is received before 5:00 pm (Calgary time) on May 1, 2025, a notice of intention to appear (the “Notice of Intention to Appear”) including the Interested Party’s address for service, indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this Notice of Intention to Appear to the Applicant’s counsel shall be effected by delivery to:

Norton Rose Fulbright Canada LLP

400 – 3rd Avenue SW, Suite 3700

Calgary, Alberta T2P 4H2

Attention: Steven H. Leitl, KC

28.	If the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 27 herein, shall have notice of the adjourned date.

Leave to Vary Interim Order

29.	The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

/s/ “Justice M.H. Bourque”
Justice of the Court of King’s Bench of Alberta

APPENDIX E-1 -

BMO FAIRNESS OPINION

[See attached.]

E - 1 - 1

March 9, 2025

The Board of Directors

Veren Inc.

Suite 2000, 585 - 8 Avenue S.W.

Calgary, AB, T2P 1G1

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Veren Inc. (“Veren”) and Whitecap Resources Inc. (“Whitecap”) propose to enter into a business combination agreement to be dated March 9, 2025 (the “Business Combination Agreement”) pursuant to which, among other things, Whitecap will acquire all of the issued and outstanding common shares of Veren (“Veren Shares”) in exchange for 1.05 (the “Exchange Ratio”) common shares of Whitecap (“Whitecap Shares”) by way of an arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the joint management information circular of Veren and Whitecap (the “Circular”) to be mailed to holders of Veren Shares (the “Veren Shareholders”) and holders of Whitecap Shares in connection with the Arrangement.

We have been retained to provide financial advice to Veren, including our opinion (the “Opinion”) to the board of directors of Veren (the “Board of Directors”) as to the fairness from a financial point of view of the Exchange Ratio pursuant to the Arrangement to Veren Shareholders.

Engagement of BMO Capital Markets

Veren initially contacted BMO Capital Markets regarding a potential advisory assignment in October 2024. BMO Capital Markets was formally engaged by Veren pursuant to an agreement dated February 27, 2025 and effective as of January 21, 2025 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide Veren and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

Under the terms of the Engagement Agreement, BMO Capital Markets will receive certain fees for advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. Veren has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

E - 1 - 2

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta) or the rules made thereunder) of Veren, Whitecap, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to Veren pursuant to the Engagement Agreement; (ii) acting as joint bookrunner on Whitecap’s $1.0 billion bond backstop facility in March 2025; (iii) acting as co- lead arranger, syndication agent and lender on Veren’s current $2.255 billion revolving credit facility; (iv) acting as co-lead arranger and lender on Whitecap’s current $2.0 billion revolving credit facility; (v) acting as co-lead arranger, syndication agent and lender in Veren’s $2.255 billion revolving credit facility extension in October 2024; (vi) acting as lead left bookrunner on Whitecap’s offering of $400 million senior unsecured notes in October 2024; (vii) acting as strategic advisor on Veren’s strategic long-term partnership with Pembina Gas Infrastructure related to certain infrastructure assets in the Alberta Montney region announced in September 2024; (viii) acting as co-lead arranger and lender in Whitecap’s $2.0 billion revolving credit facility extension in September 2024; (ix) acting as co-lead arranger and lender in Whitecap’s $705 million term loan amendment in July 2024; (x) acting as joint bookrunner on Veren’s offering of aggregate $1.0 billion of senior unsecured notes in June 2024; (xi) acting as co-lead arranger, joint bookrunner and lender on Veren’s $750 million term loan issuance in December 2023 (xii) acting as financial advisor on Veren’s acquisition of Hammerhead Energy Inc. announced in November 2023; (xiii) acting as joint bookrunner on Veren’s $500 million equity offering in November 2023; (xiv) acting as strategic advisor on Veren’s disposition of assets in North Dakota announced in August 2023; (xv) acting as a lender on Veren’s $400 million sidecar revolving credit facility issuance in May 2023 and subsequent amendment in June 2024; (xvi) acting as strategic advisor on Veren’s acquisition of certain Montney assets in Alberta announced in March 2023; (xvii) providing various cash management, commodities and trading product services to Veren; and

(xviii) providing various commodities and trading product services to Whitecap.

Other than as set forth herein, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time. BMO Capital Markets or one or more of our affiliates may provide financing services to Whitecap in connection with the Arrangement, for which services BMO Capital Markets or such affiliate would receive compensation.

E - 1 - 3

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Business Combination Agreement dated March 7, 2025;

2.	certain publicly available information relating to the business, operations, financial condition and trading history of Veren and Whitecap and other selected public companies we considered relevant;

3.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Veren or Whitecap, relating to the business, operations and financial condition of Veren or Whitecap, as applicable;

4.	internal management forecasts, projections, estimates (including, without limitation, projected future synergies) and budgets prepared or provided by or on behalf of management of Veren or Whitecap, as applicable;

5.	disclosure related to reserves for Veren and Whitecap as of December 31, 2024, as developed by McDaniel & Associates Consultants Ltd.

6.	discussions with management of Veren relating to their assessment of the strategic rationale for, and the benefits of, the Arrangement, Veren’s current business, plan, financial condition and prospects and other issues and matters we considered relevant;

7.	public information with respect to selected precedent transactions we considered relevant;

8.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of Veren and Whitecap;

9.	various reports published by equity research analysts, industry sources and credit rating agencies that we considered relevant;

10.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of Veren; and

11.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

E - 1 - 4

BMO Capital Markets has not, to the best of its knowledge, been denied access by Veren to any information under Veren’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided or made available to us by or on behalf of Veren or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, without limitation, projected future synergies), and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the currently available and reasonable assumptions, estimates and judgments of management of Veren and Whitecap, as applicable, having regard to Veren’s and Whitecap’s business, plans, financial condition and prospects.

Senior officers of Veren have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets, either directly or indirectly, in writing by an officer, employee or representative of Veren or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus Exemptions) or any of its or their representatives in connection with our engagement in respect of Veren or any of its subsidiaries or, to the best of their knowledge, information and belief in respect of Whitecap, was, at the date on which the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Alberta)), and did not and does not omit to state any material fact necessary to make such Information or any statement contained therein not misleading in light of the circumstances in which such Information was provided to BMO Capital Markets; and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Veren or any of its subsidiaries or, to the best of their knowledge, information and belief, of Whitecap or any of its subsidiaries, and no change has occurred in the Information or any part thereof of Veren or any of its subsidiaries or, to the best of their knowledge, information and belief, of Whitecap or any of its subsidiaries, which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that: (i) the executed Business Combination Agreement will not differ in any material respect from the draft that we reviewed; (ii) that the Arrangement will be consummated in accordance with the terms and conditions of the Business Combination Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses; (iii) the representations and warranties in the Business Combination Agreement are true and correct as of the date hereof, as qualified in the Business Combination Agreement; and (iv) any governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on the contemplated benefits expected to be derived from the Arrangement.

E - 1 - 5

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Veren and Whitecap as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of Veren and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion is not intended to be and does not constitute a recommendation as to how any Veren Shareholder should vote or act on any matter relating to the Arrangement or a recommendation to the Board of Directors to enter into the Business Combination Agreement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of Veren, Whitecap or of any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of Veren or Whitecap may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by Veren and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to Veren.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Arrangement is fair from a financial point of view to Veren Shareholders.

Yours truly,

BMO Nesbitt Burns Inc.

E - 1 - 6

APPENDIX E-2 -

SCOTIABANK FAIRNESS OPINION

[See attached.]

E -2 - 1

Scotia Capital Inc.
Global Corporate & Investment Banking Suite 1700 225 6th Avenue SW Calgary, Alberta

March 9, 2025

The Special Committee of the Board of Directors

Veren Inc.

2000-585 8th Ave S.W.

Calgary, Alberta

T2P 1G1, Canada

To the Special Committee of the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understand that Veren Inc. (the “Company”) and Whitecap Resources Inc. (the “Acquirer”) propose to enter into a business combination agreement to be dated March 9, 2025 (the “Business Combination Agreement”), pursuant to which, among other things, the Acquirer will acquire all of the issued and outstanding common shares of the Company (the “Company Shares”) pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta). Under the terms of the Arrangement, at closing, holders of the Company Shares (each a “Shareholder”) will be entitled to receive 1.05 newly issued common shares of the Acquirer (the “Acquirer Shares”) for each Company Share held by such Shareholder (the “Exchange Ratio”). The terms and conditions of the Business Combination Agreement will be more fully described in a joint management information circular of the Company and the Acquirer (the “Circular”) which will be mailed to Shareholders in connection with the Arrangement. We have been retained to provide financial advice and assistance to the special committee of the board of directors of the Company (the “Special Committee”) in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the Special Committee as to the fairness, from a financial point of view, of the Exchange Ratio pursuant to the Arrangement to the Shareholders.

Engagement of Scotia Capital

The Company initially contacted Scotia Capital regarding a potential advisory assignment on February 10, 2025. Scotia Capital was formally engaged by the Company as a financial advisor to the Special Committee pursuant to an engagement letter dated as of February 13, 2025 (the “Engagement Letter”). Scotia Capital will be paid a fee for the rendering of the Opinion, which fee is not contingent on the conclusions reached in the Opinion or the completion of the Arrangement. Scotia Capital will be entitled to be paid an additional fee for its other financial advisory services that is contingent on the completion of the Arrangement or an alternative transaction, as described in the Engagement Letter. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

E -2 - 2

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of senior investment banking professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationship with Interested Parties

Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) (the “Act”) of the Company, the Acquirer or any of their respective affiliates (collectively, the “Interested Parties”).

Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein. In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) acted as joint bookrunner on the Company’s C$1.0 billion issue of senior notes; (ii) acted as financial advisor to the Company on its C$531.6 million disposition of certain upstream assets in Saskatchewan; (iii) acted as strategic advisor to the Company on its C$2.55 billion acquisition of Hammerhead Energy Inc.; (iv) acted as strategic advisor to the Company on its C$1.7 billion acquisition of certain Montney assets from Spartan Delta Corp.; (v) acted as co-manager on the Company’s C$500 million bought deal offering of common shares in connection with the acquisition of Hammerhead Energy Inc.; (vi) acted as co-lead arranger and joint bookrunner on the Company’s revolving credit facility; (vii) provided commodity and foreign exchange spot trading and hedging and cash management services to the Company; (viii) acted as joint bookrunner on the Acquirer’s C$400 million issue of senior unsecured notes; (ix) acted as joint bookrunner on the Acquirer’s C$1.0 billion credit facility in connection with the Arrangement; (x) acted as co-lead arranger to the Acquirer on its C$2.0 billion revolving credit facility, which is expected to be upsized in connection with the Arrangement; and (xi) provided commodity spot trading and hedging services to the Acquirer.

Other than as set forth above, there are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, the Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scotia Capital and certain of our affiliates act as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, they may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which they receive compensation. As investment dealers, Scotia Capital and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including with respect to one or more of the Interested Parties, or with respect to the Arrangement.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Business Combination Agreement dated March 9, 2025, and drafts of the schedules thereto, including the plan of arrangement to effect the Arrangement;

2.	a draft of the form of Voting and Support Agreement dated March 9, 2025, for each of the directors and senior officers of the Company and of the Acquirer (collectively, the “Support Agreements”);

3.	audited annual financial statements for each of the Company and the Acquirer and the management’s discussion and analysis related thereto for the fiscal years ended 2023 and 2024;

E -2 - 3

4.	the notice of annual meeting of the Shareholders and the management information circular of the Company for the meeting held on May 10, 2024;

5.	the notice of annual meeting of the shareholders of the Acquirer and the management information circular for the meeting held on May 15, 2024;

6.	certain other securities regulatory filings of the Company and the Acquirer for the fiscal years ended 2022, 2023 and 2024;

7.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company and the Acquirer;

8.	internal financial, operating and corporate information and reports of the Company and the Acquirer;

9.	discussions with senior management of the Company regarding the Company and the Acquirer, various risks related to their operations, their long-term prospects and other issues and matters considered by us to be relevant;

10.	public information relating to the business, operations, financial performance and stock trading history of the Company, the Acquirer and other selected public companies considered by us to be relevant;

11.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

12.	third party expert reports, such as reserve reports, relating to the Company and the Acquirer;

13.	reports published by equity research analysts and industry sources we considered relevant;

14.	historical market prices and trading activity for the Company Shares and for the Acquirer Shares;

15.	representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of the Company (the “Company Certificate”) as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

16.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company or the Acquirer to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company or the Acquirer, as applicable, having regard to the business, plans, financial condition and prospects of the Company and the Acquirer, respectively. Furthermore, Scotia Capital has not assumed any obligation to conduct, and has not conducted, any physical inspection of the properties or facilities of the Company or the Acquirer. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters.

E -2 - 4

Senior officers of the Company have represented to Scotia Capital in the Company Certificate, among other things, that:

(a)	with the exception of budgets, forecasts, projections or estimates referred to in paragraph (c) below, the financial and other information, data, documents, advice, opinions, representations and other material supplied or otherwise made available, in writing, to Scotia Capital by an officer, director or employee of the Company or any of its subsidiaries (as defined in National Instrument 45-106 Prospectus and Registration Exemptions) or any of its or their representatives in connection with Scotia Capital’s engagement (collectively, the “Information”), in respect of the Company or any of its subsidiaries, was at the date the Information was provided to Scotia Capital, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act), and in respect of the Acquirer or any of its subsidiaries, to the best of their knowledge, information and belief, was at the date the Information was provided to Scotia Capital, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act);

(b)	since the dates on which the Information was provided or made available to Scotia Capital, except as disclosed in writing to Scotia Capital, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of (i) the Company or any of its subsidiaries, and (ii) to the best of their knowledge, information and belief, the Acquirer or any of its subsidiaries. No change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have, to the best of their knowledge, information and belief, a material effect on the Opinion;

(c)	any portions of the Information that constitute budgets, forecasts, projections or estimates, in the reasonable opinion of management of the Company, (i) were prepared using assumptions and judgements that are (or were at the time of preparation and continue to be) reasonable in the circumstances, and (ii) are not misleading in any material respect; to the extent same are with respect to the Acquirer, it is to their knowledge, information and belief; and

(d)	there have been no valuations (including any “prior valuations” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) or appraisals relating to (i) the Company, or any of its subsidiaries or any of their respective securities or material assets or liabilities or (ii) to the best of their knowledge, information and belief, the Acquirer, or any of its subsidiaries or any of their respective securities or material assets or liabilities, that, in each case, have been prepared as of a date within the two year period preceding the date hereof and which have not been disclosed in writing to Scotia Capital.

In preparing the Opinion, Scotia Capital made several assumptions, including that (i) the executed Business Combination Agreement (including the schedules thereto) and Support Agreements will not differ in any material respect from the drafts that we reviewed, (ii) that the Arrangement will be consummated in accordance with the terms and conditions of the Business Combination Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses, (iii) the representations and warranties in the Business Combination Agreement are true and correct as of the date hereof, and (iv) any governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on the contemplated benefits expected to be derived from the Arrangement.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and the Acquirer and its subsidiaries, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

E -2 - 5

The Opinion has been provided for the sole use and benefit of the Special Committee (in their capacity as directors of the Company) in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person (including, without limitation, securityholders, creditors or other constituencies of the Company) or for any other purpose. Our Opinion was not intended to be, and does not constitute, a recommendation to the Special Committee or the board of directors of the Company as to whether they should recommend or approve the Business Combination Agreement or to any securityholder of the Company as to how such securityholder should vote or act with respect to the Arrangement or its Company Shares. The Opinion does not address in any manner the prices at which the Company’s or the Acquirer’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement.

Scotia Capital has not been asked to opine on, nor does it offer any opinion as to the material terms (other than the Exchange Ratio) of the Business Combination Agreement. In addition, the Opinion does not address the fairness of the Exchange Ratio to any person who validly exercises the right of dissent of such person in respect of the Arrangement.

Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the news release and related material change report of the Company announcing the Arrangement, and the materials to be filed by the Company with the Court of King’s Bench of Alberta in connection with the Arrangement, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquirer, or any of their respective affiliates, and the Opinion should not be construed as such.

The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect or if there is any material change affecting the Opinion, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours very truly,

SCOTIA CAPITAL INC.

E -2 - 6

APPENDIX F -

NBF FAIRNESS OPINION

[See attached.]

March 9, 2025

Whitecap Resources Inc.

3800, 525 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

To the Board of Directors of Whitecap Resources Inc:

National Bank Financial Inc. (“NBF”) understands that pursuant to a business combination agreement dated March 9, 2025 (the “Business Combination Agreement”) between Whitecap Resources Inc. (“Whitecap” or the “Company”) and Veren Inc. (“Veren”), such parties have agreed, among other things and upon the terms and conditions set out in the Business Combination Agreement, that Whitecap will acquire all of the issued and outstanding common shares of Veren, including common shares of Veren that may be issued pursuant to the exercise, settlement and/or redemption of restricted share awards and stock options of Veren (collectively, the “Veren Shares”), by way of plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Pursuant to the terms of the Arrangement, holders of Veren Shares (the “Veren Shareholders”) will be entitled to receive 1.05 common shares of Whitecap (“Whitecap Shares”) for each Veren Share (the “Exchange Ratio”).

NBF understands that Veren has entered into support agreements with the directors and executive officers of Whitecap (each, a “Whitecap Supporting Shareholder”), with respect to the Whitecap Shares beneficially owned, controlled or directed by the Whitecap Supporting Shareholders (the “Support Agreements”), representing approximately 1.36% of the outstanding Whitecap Shares, whereby the Whitecap Supporting Shareholders have agreed to vote such securities in favour of, among other things, issuing Whitecap Shares pursuant to the Arrangement (the “Whitecap Share Issuance”), subject to the terms and conditions of the Support Agreements.

The terms and conditions of the Arrangement are more fully set forth in the Business Combination Agreement. NBF further understands that the terms and conditions of the Arrangement will be more fully described in a joint information circular (the “Circular”) to be prepared by Whitecap and Veren and mailed to the holders of Whitecap Shares (the “Whitecap Shareholders”) and Veren Shareholders in connection with a special meeting of shareholders to be called by Whitecap and Veren to seek shareholder approval of the Whitecap Share Issuance (from the Whitecap Shareholders) and the Arrangement (from the Veren Shareholders).

To assist the board of directors of Whitecap (the “Board”) in considering the terms of the Arrangement and the making of its recommendation in respect thereof, the Board engaged NBF to provide financial advice to the Board in respect of the Arrangement. As part of its engagement, NBF has been requested to provide its fairness opinion (the “Fairness Opinion”) as to whether the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Whitecap Shareholders, and deliver this written Fairness Opinion to Whitecap for inclusion in the Circular.

ENGAGEMENT OF NATIONAL BANK FINANCIAL INC.

NBF was formally engaged by the Company pursuant to an engagement agreement (the “Engagement Agreement”) dated effective February 24, 2025 whereby the Company retained NBF as its financial advisor with respect to the Arrangement. Pursuant to the Engagement Agreement, NBF agreed to provide services in connection with the Arrangement, including delivery of the Fairness Opinion at the request of the Board. NBF has not been asked to prepare, and has not prepared, a formal valuation of Whitecap or Veren, or any of their respective securities or assets, and this Fairness Opinion should not be construed as such.

The terms of the Engagement Agreement provide that NBF is to be paid a success fee for its services as financial advisor to the Company in respect of the Arrangement and a flat fee in respect of its delivery of the Fairness Opinion (regardless of its conclusion). In addition, Whitecap has agreed to indemnify NBF in respect of certain liabilities that might arise out of NBF’s engagement. A substantial portion of the fees payable to NBF pursuant to the Engagement Agreement are contingent on the success or completion of the Arrangement. The flat fee in respect of the delivery of the Fairness Opinion is not contingent on the success or completion of the Arrangement.

On March 7, 2025, at the request of the Board, NBF orally delivered this fairness opinion to the Board based upon and subject to the scope of review, assumptions and limitations and other matters described herein. This Fairness Opinion provides the same opinion, in writing, as that given orally by NBF on March 7, 2025.

NBF understands that the Fairness Opinion (and a summary thereof) will be included in the Circular and subject to the terms of the Engagement Agreement, NBF consents to the inclusion thereof in a form acceptable to NBF.

RELATIONSHIP WITH INTERESTED PARTIES

None of NBF, its affiliates or associates is an insider, associate or affiliate of Whitecap or Veren, or any of their respective associates or affiliates (as such terms are defined in the Securities Act (Alberta)) (collectively, the “Interested Parties”) or a related party of the Interested Parties. NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, NBF conducts research on securities and has, in the past, in the ordinary course of its business, provided research reports and investment advice to its clients on investment matters, the Interested Parties and may, in the ordinary course of business provide research reports and investment advice to its clients with respect to the Arrangement.

NBF’s controlling shareholder, National Bank of Canada (the “Bank”), a Canadian chartered bank, is a lender to Whitecap and Veren and the Bank is expected to be a lender to Whitecap post- Arrangement (the “Combined Business”). To the extent that the Bank is required to consent to the Arrangement or approve the continuation of credit to the Combined Business, NBF has no role in the Bank’s determination.

Other than as set forth above, there are no understandings, agreements or commitments between NBF and any Interested Party with respect to any future business dealings. NBF may, in the future, as it has in the past, in the ordinary course of its business, provide financial advisory, credit or investment banking services to any of the Interested Parties.

CREDENTIALS OF NATIONAL BANK FINANCIAL INC.

NBF is a leading Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Fairness Opinion expressed herein is the opinion of NBF and the form and content hereof have been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Canadian Investment Regulatory Organization (“CIRO”) but CIRO has not been involved in the preparation or review of this Fairness Opinion.

SCOPE OF REVIEW

In connection with rendering the Fairness Opinion, NBF has received and/or relied upon or carried out, among other things, the following (without attempting to verify the accuracy or completeness thereof):

Transaction documents:

1.	the Business Combination Agreement;

2.	the Arrangement;

3.	the disclosure letter dated March 9, 2025 from Veren to Whitecap;

4.	the disclosure letter dated March 9, 2025 from Whitecap to Veren;

5.	the Support Agreements;

Disclosure relating to Whitecap:

6.	audited financial statements, annual reports, management discussion and analysis, annual information forms and management information circulars of Whitecap for the fiscal years ended December 31, 2022, 2023 and 2024;

7.	interim financial statements and management discussion and analysis of Whitecap for: (i) the three months ended March 31, 2022, 2023 and 2024; (ii) the three and six months ended June 30, 2022, 2023 and 2024; and (iii) the three and nine months ended September 30, 2022, 2023 and 2024;

8.	the evaluation report, effective December 31, 2024, of McDaniel & Associates Consultants Ltd. (“McDaniel”), independent engineering consultants of Calgary, Alberta, regarding certain petroleum and natural gas reserves of Whitecap’s oil and gas assets;

9.	financial and operating information, including internal management forecasts and other such information, prepared by Whitecap;

10.	land, production, operation, facilities and infrastructure, transportation and marketing, and environmental summary documents;

11.	due diligence materials provided by the Company covering technical aspects of the Company’s assets;

12.	discussions with senior officers of Whitecap, regarding financial results, and budgets and business plans;

13.	discussions with the Board of Directors of Whitecap;

14.	a letter of representation from senior officers of Whitecap, addressed to us and dated March 7, 2025, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which the Fairness Opinion is based (the “Whitecap Representation Letter”);

15.	such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances;

Disclosure relating to Veren:

16.	audited financial statements, annual reports, management discussion and analysis, annual information forms and management information circulars of Veren for the fiscal years ended December 31, 2022, 2023 and 2024;

17.	interim financial statements and management discussion and analysis of Veren for: (i) the three months ended March 31, 2022, 2023 and 2024; (ii) the three and six months ended June 30, 2022, 2023 and 2024; and (iii) the three and nine months ended September 30, 2022, 2023 and 2024;

18.	the evaluation report, effective December 31, 2024, of McDaniel, independent engineering consultants of Calgary, Alberta, regarding certain petroleum and natural gas reserves of Veren’s oil and gas assets;

19.	financial and operating information, including internal management forecasts and other such information, prepared by Veren, as adjusted by the Company;

20.	land, production, operation, facilities and infrastructure, transportation and marketing, and environmental summary documents;

21.	due diligence materials provided by Veren covering technical aspects of Veren’s assets;

22.	discussions with senior officers of Veren, regarding financial results and business plans;

23.	such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances;

Other disclosure:

24.	certain estimates as to the administrative, operational, and capital cost savings anticipated by management of the Company to result from the Business Combination Agreement;

25.	public information relating to the business, operations, financial performance and stock trading history of the Company, Veren and other selected public companies considered by us to be relevant;

26.	public information with respect to other transactions of a comparable nature considered by us to be relevant; and

27.	public information regarding the Canadian oil and gas industries.

NBF did not meet with the auditors of Whitecap or Veren and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of the Interested Parties, and, as applicable, the reports of the auditors thereon. NBF did not meet with McDaniel and has assumed the accuracy and fair presentation of the evaluation reports of Whitecap and Veren.

NBF has not, to its knowledge, been denied access to any information.

ASSUMPTIONS AND LIMITATIONS

The Fairness Opinion is subject to the assumptions, limitations and qualifications herein before described and as set forth below.

NBF has relied, without independent verification, upon, and has assumed the completeness, accuracy and fair presentation of, all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to NBF by or on behalf of the Interested Parties and their respective advisors or otherwise, including, without limitation, in meetings and discussions referred to above under “Scope of Review” (collectively, the “Information”). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. In accordance with the Engagement Agreement, but subject to the exercise of its professional judgment, NBF has not attempted to verify independently the completeness, accuracy or fair presentation of the Information. With respect to any operating and financial models, forecasts, projections and estimates provided to NBF and used in the analysis supporting the opinion, NBF has noted that projecting future results of any entity is inherently subject to uncertainty and has assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of management of the Interested Parties as to the matters covered thereby and in rendering the Fairness Opinion, we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of Whitecap represented to NBF in the Whitecap Representation Letter, among other things, that:

i) the information, data and other material (financial and otherwise, and including publicly available filings) (“WCP Information”) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company to NBF relating to the Company or the Business Combination Agreement for the purpose of preparing the Fairness Opinion was, at the date the WCP Information was provided to NBF and is at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company; ii) since the dates on which the WCP Information was provided to NBF, except as disclosed in writing to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and no material change has occurred in the WCP Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Company, or to the knowledge of the senior officers, the Business Combination Agreement; iii) with respect to any portions of the WCP Information that constitute forecasts, projections, estimates or budgets (collectively, “Forecasts”), such Forecasts (a) were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company having regard to the Company’s business, plans, financial condition and prospects, (b) reasonably present the views of such management as to the financial prospects and forecasted performance of the Company, and (c) are not, in the reasonable belief of management of the Company, misleading in any material respect; iv) to the best of such senior officer’s knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to NBF; v) since the dates on which the WCP Information was provided to NBF, except as disclosed publicly or to NBF, no material transaction has been entered into by the Company or any of its subsidiaries and the Company has no material plans and management of the Company is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the assets, liabilities, financial condition, prospects, business, operations or affairs of the Company and its subsidiaries, vi) such senior officers of the Company have no knowledge of any facts not contained in or referred to in the WCP Information that could reasonably be expected to affect the Fairness Opinion, including the assumptions used, the procedures adopted, the scope of the review undertaken or the conclusion reached by NBF; vii) other than as disclosed in the WCP Information, to the best of such senior officer’s knowledge, information and belief after reasonable inquiry, the Company does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or threatened in writing against or affecting the Company at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, bureau, board agency or instrumentality which may in any way materially adversely affect the Company; viii) all financial material, documentation and other data concerning the Company, or the Business Combination Agreement, including any projections or forecasts, provided to NBF, to such senior officer’s knowledge were prepared on a basis consistent in all material respects with the accounting policies applied in the consolidated financial statements of the Company dated as at December 31, 2024, reflect the assumptions disclosed therein (which assumptions management of the Company believes to be reasonable) and to such senior officer’s knowledge do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation or data were provided to NBF; ix) no verbal or written offers for all or a material part of the properties and assets owned by, or the securities of, the Company have been received and no negotiations have occurred relating to any such offer within the six months preceding the date of the Business Combination Agreement which have not been disclosed to NBF; x) there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Business Combination Agreement, except as have been disclosed to NBF; xi) NBF was provided with access to all WCP Information that NBF requested that was in the possession or knowledge of the Company; and xii) all of the representations and warranties of the Company contained in the Business Combination Agreement are true and correct as of the date of the Business Combination Agreement and that to the knowledge of such senior officers the Arrangement will be completed substantially in accordance with terms of the Business Combination Agreement and all applicable laws.

With respect to all legal and tax matters relating to the Arrangement and the implementation thereof, we have relied upon, without independent verification, the assessment of Whitecap’s legal and tax counsel with respect to such matters. We do not express any opinion with respect to the tax consequences to Whitecap and/or Veren or any Whitecap Shareholder and/or Veren Shareholder that may arise as a result of the Arrangement and have assumed that no material negative tax consequences arise for Whitecap or Veren as a result of the Arrangement. The Business Combination Agreement is subject to a number of conditions outside of the control of Whitecap and Veren and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regularity authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived.

NBF has also assumed that all of the representations and warranties contained in the Business Combination Agreement are true and correct in all material respects as of the date hereof and that the Arrangement will be completed substantially in accordance with the terms set forth in the Business Combination Agreement and all applicable laws.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Whitecap and Veren and their respective affiliates, as they were reflected in the Information. In our analyses and in preparing the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While NBF believes these assumptions to be reasonable with respect to Whitecap and Veren in the industry in which they operate, some or all of these assumptions may prove to be incorrect.

The Fairness Opinion has been prepared and provided for the use of the Board and the Board only and may not be relied upon by any other person without the prior written consent of NBF. The Fairness Opinion is provided as of the date hereof and NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Fairness Opinion.

NBF expresses no opinion with respect to future trading prices of the securities of Whitecap (including the Combined Business) and the Fairness Opinion does not constitute an opinion as to whether the Exchange Ratio is fair to Veren Shareholders or a recommendation as to whether the Whitecap Shareholders should vote in favour of the Share Issuance Resolution or the Veren Shareholders should vote in favour of the Veren Transaction Resolution (each as defined in the Business Combination Agreement).

The Fairness Opinion is based upon a variety of factors. Accordingly, NBF believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by NBF, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of the Fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

CONCLUSION

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Whitecap Shareholders.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

APPENDIX G-

PRO FORMA INFORMATION CONCERNING THE COMBINED COMPANY

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix G and not otherwise defined in this Appendix G have the meanings given to such terms under the heading “Glossary of Terms” in this Information Circular.

The following information about the Combined Company following completion of the Business Combination should be read in conjunction with documents incorporated by reference in this Information Circular and the information concerning Whitecap and Veren, as applicable, appearing elsewhere in this Information Circular. See Appendix H – “Information Concerning Veren Inc.” and Appendix I – “Information Concerning Whitecap Resources Inc.”.

Information included in this Appendix G under the headings “Selected Pro Forma Financial Information”, “Selected Pro Forma Operational Information”, and “Pro Forma Consolidated Capitalization” pertaining to Whitecap and Veren, as applicable, has been furnished by Whitecap and Veren, respectively. With respect to such information, Whitecap and the Whitecap Board have relied exclusively upon Veren, without independent verification by Whitecap, and Veren and the Veren Board have relied exclusively upon Whitecap, without independent verification by Veren. For further information regarding Whitecap or Veren, please refer to their respective filings with the Canadian Securities Regulators available under their respective profiles via SEDAR+ at www.sedarplus.ca and, in the case of Veren, please also refer to the filings with the SEC available at www.sec.gov.

Certain statements contained in this Appendix G, and in certain documents incorporated by reference in this Appendix G, constitute forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of Applicable Canadian Securities Laws. Such forward-looking statements relate to future events or the Combined Company’s future performance.

See “Forward-Looking Statements”, “Conventions”, “Abbreviations”, “Supplemental Disclosure – Non-IFRS Measures” and “Advisory Regarding Oil and Gas Information” in this Information Circular, and Schedule A to this Appendix G.

General

The Business Combination will result in a strategic business combination of Whitecap and Veren, pursuant to which Whitecap will acquire all of the issued and outstanding Veren Shares in exchange for the issuance of Whitecap Shares. Pursuant to the Business Combination, Veren Shareholders will exchange their Veren Shares for Whitecap Shares on the basis of 1.05 Whitecap Shares for each Veren Share held.

Current Whitecap Shareholders are expected to own approximately 48% of the Combined Company immediately after completion of the Business Combination. Former Veren Shareholders are expected to own approximately 52% of the Combined Company upon completion of the Business Combination.

Organizational Structure

Immediately following completion of the Business Combination, Veren will be a wholly-owned subsidiary of Whitecap and the Combined Company will continue the business and operations of Whitecap and Veren on a combined basis.

Narrative Description of the Business

The Combined Company will operate as “Whitecap Resources Inc.” and remain headquartered in Calgary, Alberta. The Combined Company will carry on the business and operations of Whitecap and Veren on a combined basis. For a detailed description of the businesses, operations and assets of Whitecap and Veren, including the historical development of their respective businesses, operations and respective assets, see the Whitecap AIF and the Veren AIF, each of which is incorporated by reference in this Information Circular.

The Combined Company will be a light oil and condensate producer with concentrated assets in the Alberta Montney and Duvernay. The Combined Company will be the largest Alberta Montney and Duvernay landholder, a prominent light oil producer in Saskatchewan and will leverage the combined asset base and technical expertise to drive improved profitability and superior returns to Shareholders.

The Combined Company’s key attributes include the following:7

●	Solidified Position within the Large-Cap Universe: The Combined Company is expected to initially have an enterprise value of approximately $15 billion and approximately 370,000 boe/d (63% liquids) of corporate production with complementary unconventional and conventional assets. The Combined Company will be the largest Canadian light oil- focused producer and the seventh largest producer in the Western Canadian Sedimentary Basin, with significant natural gas growth potential.

●	Significant Size and Scale across the High Impact Montney and Duvernay: The Combined Company will be the largest producer in the high margin Kaybob Duvernay and Alberta Montney resource plays, with approximately 220,000 boe/d of unconventional production. The Combined Company will become the largest landholder in the Alberta Montney and the second largest landholder across unconventional Montney and Duvernay fairways, with approximately 1.5 million acres in Alberta. The Combined Company is expected to have in excess of 4,800 total development locations in the Montney and Duvernay to deliver future production growth.

●	Leading Low Decline Light Oil Position in Saskatchewan: The Combined Company will be the second largest producer in Saskatchewan with consolidated assets in west and southeast Saskatchewan. The Combined Company will have approximately 40% of its conventional production under waterflood recovery supporting an anticipated decline rate of less than 20% on 150,000 boe/d of production. These assets have approximately 7,000 estimated development locations to support meaningful free funds flow generation into the future.

●	Immediate Accretion: The Business Combination is expected to be immediately accretive to Whitecap’s standalone funds flow per share and free funds flow per share, before incorporating any benefits from expected synergies, highlighting increasing sustainability and an enhanced financial outlook for the Combined Company.

●	Visible Long-Term Synergies: The Combined Company is expected to generate operating, capital and corporate synergies which, in addition to supply chain efficiencies, are expected to generate meaningful savings. It is anticipated that annual synergies of over $200 million can be achieved independent of commodity prices and are expected to begin to be captured upon closing of the Business Combination.

●	Strong Credit Profile: The Combined Company is expected to have a strong balance sheet with an expected initial leverage of 0.9 times Net Debt to Funds Flow, which is expected to continue to further strengthen to 0.8 times by year- end 2026. Whitecap and Veren both currently have an investment grade credit rating of BBB (low), with a Stable trend, issued by DBRS and with the strength and increased scale of the Combined Company, management of both Whitecap and Veren expect the credit profile to improve, which has the potential to reduce the go-forward cost of debt and expand debt marketing opportunities. On March 11, 2025, following the announcement of the Business Combination, DBRS announced that it had placed all credit ratings of each of Whitecap and Veren “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to each of Whitecap’s and Veren’s stand-alone risk profiles. See “The Business Combination – Background to the Business Combination”.

●	Pathway for Long-Term Growth and Value Creation: The Combined Company’s increased size and competitive position provides the potential to expand the Combined Company’s shareholder base and achieve a greater market presence and investor following. Pro forma scale, risk profile and increased market relevance are expected to support a valuation that is more closely aligned with the industry’s large-cap peers. The Combined Company intends to continue to pay Whitecap’s annual dividend of $0.73 per share, representing a 67% increase in base dividend for Veren Shareholders.

●	Disciplined Leadership and Governance: The Combined Company will continue to be led by the Whitecap executive team, who have a long track record of operational excellence, financial discipline, strong safety performance and are focused on generating strong returns to Shareholders. The Combined Company Board will consist of eleven members, made up of seven directors from the Whitecap Board and four directors from the Veren Board. See “The Combined Company’s Management and Board of Directors”.

7	Refer to “Supplemental Disclosure – Non-IFRS Measures”, “Advisory Regarding Oil and Gas Information” and “Forward- Looking Statements” in the Information Circular for the advisory on non-IFRS measures and the advisories and additional disclosure in respect of oil and gas information and forward-looking statements, including the assumptions made in the forecasts and projections for the Combined Company.

See “The Business Combination – Reasons for the Business Combination” and “The Business Combination– Attributes of the Combined Company”.

Corporate Offices

On completion of the Business Combination, the head office of the Combined Company will continue to be Whitecap’s head office, which is located at Suite 3800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1. The registered office of the Combined Company will continue to be Whitecap’s registered office, which is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1G1.

Description of Share Capital of the Combined Company

Following the Business Combination, the Combined Company will be authorized to issue an unlimited number of Whitecap Shares and an unlimited number of preferred shares in the capital of Whitecap (“Whitecap Preferred Shares”) provided that, if the authorized Whitecap Preferred Shares are to be assigned voting or conversion rights, the number of Whitecap Preferred Shares to be issued may not exceed 20% of the number of issued and outstanding Whitecap Shares at the time of issuance of any such Whitecap Preferred Shares. As at March 26, 2025, there were 587,484,497 Whitecap Shares and no Whitecap Preferred Shares issued and outstanding.

Whitecap Shares

Subject to the provisions of the ABCA, holders of Whitecap Shares are entitled to one vote per share at meetings of the Whitecap Shareholders. Subject to the rights of the holders of Whitecap Preferred Shares and any other shares having priority over the Whitecap Shares, holders of Whitecap Shares are entitled to dividends if, as and when declared by the Whitecap Board and upon liquidation, dissolution or winding-up, to receive Whitecap’s remaining property.

Based on the number of Whitecap Shares and Veren Shares outstanding at March 26, 2025, and assuming that: (i) there are no Dissenting Shareholders; (ii) 572,853 Veren Shares are issued prior to the Effective Time upon the settlement of 572,853 Veren RSAs; and (iii) no other Veren Shares or Whitecap Shares are issued pursuant to any other outstanding Veren Incentives or Whitecap Incentives, as applicable, prior to the Effective Time; it is expected that approximately 1,230,493,451 Whitecap Shares will be outstanding upon completion of the Business Combination and Whitecap Shareholders are expected to hold approximately 587,484,497 Whitecap Shares (approximately 48% of the issued and outstanding Whitecap Shares immediately after completion of the Business Combination) and former Veren Shareholders are expected to hold approximately 643,008,954 Whitecap Shares (approximately 52% of the issued and outstanding Whitecap Shares immediately after completion of the Business Combination).

Whitecap Preferred Shares

The Whitecap Board may issue Whitecap Preferred Shares at any time and from time to time in one or more series and shall fix the number of Whitecap Preferred Shares in such series and determine the designation, rights, privileges, restrictions and conditions attaching to the Whitecap Preferred Shares. The Whitecap Preferred Shares shall be entitled to priority over Whitecap Shares and over any other of the Whitecap Shares ranking junior to the Whitecap Preferred Shares with respect to priority in the payment of dividends if, as and when declared by the Whitecap Board and the receipt of Whitecap’s remaining property upon liquidation, dissolution or winding-up. Notwithstanding the foregoing, other than in the case of a failure to declare or pay dividends specified in any series of the Whitecap Preferred Shares, the voting rights attached to the Whitecap Preferred Shares shall be limited to one vote per Whitecap Preferred Share at any meeting where the Whitecap Preferred Shares and Whitecap Shares vote together as a single class.

Incentive Plans

Whitecap’s existing award incentive plan (“AIP”) will be the only equity-based compensation plan under which incentive securities will be granted to officers and employees of the Combined Company following closing of the Business Combination. For details regarding the AIP, see “Approval of Unallocated Awards under and Amendment to our Award Incentive Plan” and “Award Incentive Plan” in the Whitecap AGM Circular, which is incorporated by reference herein. Whitecap’s existing deferred share unit plan (“DSU Plan”) will be the only equity-based compensation plan under which incentive securities will be granted to non- management directors of the Combined Company following closing of the Business Combination. For details regarding the DSU Plan, see “Long-Term Incentive Compensation” in the Whitecap AGM Circular, which is incorporated by reference herein.

As at March 26, 2025, there were an aggregate of 445,407 Veren Options, 1,119,165 Veren RSAs, 2,000,073 Veren DSUs, 3,690,288 Veren PSUs and 2,782,017 Veren ESVAs outstanding under the applicable Veren Incentive Plans. All of the issued and outstanding Veren Options and Veren DSUs will be exercised, surrendered, settled or redeemed on the Effective Date, and certain of the Veren RSAs, Veren PSUs and Veren ESVAs held by employees and contractors who do not continue their employment or service with the Combined Company following the Effective Date will be surrendered, settled or redeemed on the Effective Date.

With respect to Veren RSAs, Veren PSUs and Veren ESVAs that are held by employees and contractors who do continue their employment or service with the Combined Company following the Effective Date, in accordance with and subject to the terms of the Business Combination Agreement, following the Effective Time, holders of such Veren RSAs, Veren ESVAs and Veren PSUs shall, subject to the terms and conditions of the applicable Veren Incentive Plan and any award agreement, be entitled to receive Whitecap Shares in place of Veren Shares and/or a cash payment from Veren or Whitecap (as successor, as applicable) on the exercise, settlement or redemption of such Veren Incentive and, subject to the terms of the Business Combination Agreement, Veren shall and Whitecap shall cause Veren to, in accordance with the terms of the Veren Incentive Plans, continue the obligations of Veren under the Veren Incentive Plans and, unless and until Veren is amalgamated with Whitecap, Whitecap shall deliver on behalf of Veren (or cause to be delivered on behalf of Veren) Whitecap Shares to the holders of any Veren Incentives that are not settled in cash after the Effective Time.

Following the Effective Date, the Veren PSUs and Veren ESVAs will only be settled in cash, and the Veren RSAs will be settled in cash or Whitecap Shares at Whitecap’s election. Whitecap’s current intention is to only settle Veren RSAs with cash following the Effective Date.

Stock Exchange Listing

The Whitecap Shares are listed and posted for trading on the TSX and will continue to be listed on the TSX after the completion of the Business Combination. The Veren Shares are currently listed and posted for trading on the TSX and NYSE. The Veren Shares will be delisted from both the TSX and NYSE in connection with the completion of the Business Combination. Any determination of the Combined Company to seek an additional listing on the NYSE or another stock exchange will be in the Combined Company’s sole discretion and no assurance can be given that the Combined Company will seek any such additional listing.

Selected Pro Forma Financial Information

The following is a summary of selected unaudited pro forma consolidated financial information of the Combined Company before and after giving effect to the completion of the Business Combination for the dates and periods indicated. The pro forma adjustments are based upon available information and certain assumptions that Whitecap believes are reasonable under the circumstances. The unaudited pro forma consolidated financial information set forth below and the Pro Forma Financial Statements attached to this Appendix G as Schedule A – “Unaudited Consolidated Pro Forma Financial Statements of the Combined Company” are presented for illustrative purposes only and are not necessarily indicative of either the financial position or the results of operations that would have occurred as at or for such dates or periods had the Business Combination been effective as of December 31, 2024 or January 1, 2024, as applicable, or the financial position or results of operations for the Combined Company in future years if the Business Combination is completed. The actual financial position and results of operations will differ from those reflected in such unaudited Pro Forma Financial Statements and such differences may be material.

Reference should also be made to the Veren Annual Financial Statements, Veren Annual MD&A, Whitecap Annual Financial Statements and Whitecap Annual MD&A, each of which is incorporated by reference herein.

Pro Forma Consolidated Statement of Operations

	Whitecap Resources Inc.	Veren Inc.	Presentation Adjustments	Pro Forma Adjustments	Pro Forma
Revenue
Petroleum and natural gas sales	3,937.9	4,271.3	142.6	-	8,351.8
Purchased product sales	-	142.6	(142.6)	-	-
Royalties	(600.1)	(441.7)	-	-	(1,041.8)
Petroleum and natural gas sales, net of royalties	3,337.8	3,972.2	-		7,310.0
Other Income				--
Net loss on commodity contracts	(16.3)	(14.6)	-	-	(30.9)
Other income (loss)	-	(17.0)	10.2	-	(6.8)
Total revenue and other income	3,321.5	3,940.6	10.2	-	7,272.3
Expenses
Operating	874.1	941.4	-	-	1,815.5
Transportation	135.9	311.5	-	-	447.4
Marketing	253.3	-	142.8	-	396.1
Purchased Product	-	142.8	(142.8)	-	-
General and administrative	63.8	112.0	-	-	175.8
Stock-based compensation	44.6	19.1	-	-	63.7
Transaction costs	2.3	-	-	37.4	39.7
Interest and financing	89.8	194.3	-	26.0	310.1
Accretion of decommissioning liabilities	37.3	31.2	-	-	68.5
Depletion, depreciation and amortization	975.2	1,338.3	-	(19.3)	2,294.2
Impairment	-	512.3	-	(512.3)	-
Exploration and evaluation	16.3	-	-	-	16.3
Net (gain) loss on asset dispositions	(246.4)	-	10.2	-	(236.2)
Foreign exchange gain	-	(6.0)	-	-	(6.0)
Total expenses	2,246.2	3,596.9	10.2	(468.2)	5,385.1
Income before income taxes	1,075.3	343.7	-	468.2	1,887.2
Taxes
Current income tax expense	255.2	-	-	-	255.2
Deferred income tax expense	7.8	59.8	-	114.4	182.0
Net income (loss) from continuing operations	812.3	283.9	-	353.8	1,450.0
Net income (loss) from discontinued operations	-	(10.6)	-	-	(10.6)
Net income	812.3	273.3	-	353.8	1,439.4
Other comprehensive income
Items that may be subsequently reclassified to profit or loss Foreign currency translation of foreign operations	-	0.6	-	-	0.6
Reclassification of cumulative foreign currency translation of discontinued operations	-	(0.5)	-	-	(0.5)
Comprehensive income	812.3	273.4	-	353.8	1,439.5
				-
Net income (loss) per share				-
Continuing operations – basic	1.37	0.46	-	-	1.17
Discontinued operations – basic	-	(0.02)	-	-	(0.01)
Net income, basic	1.37	0.44	-	-	1.16
Continuing operations – diluted	1.36	0.46	-	-	1.17
Discontinued operations – diluted	-	(0.02)	-	-	(0.01)
Net income, diluted	1.36	0.44	-	-	1.16

Note:

(1)	See the notes to the Pro Forma Financial Statements attached as Schedule A to this Appendix G.

Selected Pro Forma Operational Information

The following is a summary of selected: (i) reserves and operational information for Whitecap and Veren before giving effect to the Business Combination; and (ii) pro forma reserves and operational information for the Combined Company after giving effect to the completion of the Business Combination; in each case, as at and for the year ended December 31, 2024, respectively. Important information concerning the oil and natural gas reserves, properties and operations of Whitecap and Veren is contained in the Whitecap AIF and the Veren AIF, respectively, each of which is incorporated by reference herein. Readers are encouraged to carefully review such information and those documents as the information set forth in the table below is a summary only and is qualified in its entirety by those documents incorporated by reference herein. See “Advisory Regarding Oil and Gas Information”. This summary is presented for illustrative purposes only and is not necessarily indicative of the reserves and operational performance that would have occurred as at or for such periods had the Business Combination been effective as such times or the reserves or operational performance for the Combined Company in future years if the Business Combination is completed.

			Combined
	Whitecap (before	Veren (before	Company Pro Forma(1)
	Business	Business	(after Business
	Combination)	Combination)	Combination)
Average Daily Production(2)(5)
(for the year ended December 31, 2024)
Light and Medium Crude Oil (Bbls/d) (6)(7)	75,171	40,518	115,689
Heavy Crude Oil (Bbls/d)	-	1,612	1,612
Tight Crude Oil (Bbls/d) (6)(7)	17,278	65,412	82,690
Natural Gas Liquids (Bbls/d) (6)	20,371	17,532	37,903
Conventional Natural Gas (Mcf/d)	148,043	3,995	152,038
Shale Gas (Mcf/d)	220,567	392,539	613,106
Total (boe/d)	174,255	191,163	365,418
Total Proved Reserves(2)(3)(4)(5)
(as at December 31, 2024, forecast prices and costs)
Light and Medium Crude Oil (Mbbls)	293,761	20,465	314,226
Heavy Crude Oil (Mbbls)	-	-	-
Tight Crude Oil (Mbbls)	9,805	240,724	250,529
Natural Gas Liquids (Mbbls)	185,449	187,072	372,521
Conventional Natural Gas (MMcf)	506,384	7,702	514,086
Shale Gas (MMcf)	1,396,141	1,737,377	3,133,518
Total (Mboe)	806,103	739,108	1,545,210
Total Proved Plus Probable Reserves(2)(3)(4)(5)
(as at December 31, 2024, forecast prices and costs)
Light and Medium Crude Oil (Mbbls)	394,366	28,490	422,856
Heavy Crude Oil (Mbbls)	-	-	-
Tight Crude Oil (Mbbls)	16,005	379,871	395,876
Natural Gas Liquids (Mbbls)	289,969	276,508	566,477
Conventional Natural Gas (MMcf)	704,369	10,848	715,217
Shale Gas (MMcf)	2,312,889	2,680,030	4,992,919
Total (Mboe)	1,203,216	1,133,349	2,336,565

Notes:

(1)	The numbers in this column were calculated by adding the numbers in the columns for each of Whitecap and Veren. Boe estimates and totals may not sum due to rounding.
(2)	Production volumes and reserves volumes are reported on a before-royalties basis.
(3)	The reserves data presented for Whitecap is derived from the Whitecap Reserves Report and the reserves data presented for Veren is derived from the Veren Reserves Report. For further information regarding the reserves, production and other oil and gas information of Whitecap and Veren, see the Whitecap AIF and Veren AIF, each of which is incorporated by reference herein. See Appendix H – “Information Concerning Veren Inc.” and Appendix I – “Information Concerning Whitecap Resources Inc.”.
(4)	Reserves presented are gross reserves as defined in NI 51-101 utilizing forecast price and cost assumptions. The pro forma reserves presented in the table above are based on the Whitecap Reserves Report and the Veren Reserves Report. With respect to the pro forma reserves information presented in the table above, Whitecap did not prepare a consolidated reserves report of the combined assets of Whitecap and Veren, and did not engage an independent reserves evaluator to produce such a report in accordance with NI 51-101. Therefore, the actual reserves of the Combined Company, if evaluated as of December 31, 2024, may differ from the reserves presented in the pro forma table above for a number of reasons and such differences may be material.
(5)	Refer to “Advisory Regarding Oil and Gas Information” in this Information Circular for additional disclosure.
(6)	Whitecap and Veren have disclosed condensate as combined with crude oil and separately from other NGLs since the price of condensate as compared to other NGLs is currently significantly higher and Whitecap and Veren believe that this crude oil and condensate presentation provides a more accurate description of the Combined Company’s operations and results therefrom.
(7)	The presentation of Veren’s average daily production for light and medium crude oil and tight oil in respect of its Shaunavon and Viewfield properties has been adjusted to conform with how the Combined Company will present such information following completion of the Business Combination. Whitecap and Veren believe that this presentation provides a more accurate description of the Combined Company’s production.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Combined Company as at December 31, 2024 on a pro forma basis, after giving effect to the completion of the Business Combination. For detailed information on the total debt and share capitalization of Whitecap and Veren as at December 31, 2024, see the Whitecap Annual Financial Statements and Veren Annual Financial Statements, each of which is incorporated by reference herein. See Appendix H – “Information Concerning Veren Inc.” and Appendix I – “Information Concerning Whitecap Resources Inc.”.

The data below has been derived from, and should be read in conjunction with, the more detailed Pro Forma Financial Statements. Additionally, the Pro Forma Financial Statements are based on, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto of each of Whitecap and Veren for the applicable periods, which are incorporated by reference herein.

Description ($ millions)	Whitecap as at December 31, 2024		Veren as at December 31, 2024		Pro Forma as at December 31, 2024 (after Business Combination)
Whitecap credit facility(1)	428.8		-		1,854.4	(3)(6)
Veren credit facilities(2)	-		911.2		-	(3)
Senior unsecured notes	595.0	(4)	1,543.3	(5)	1,623.9	(6)
	1,023.8		2,454.5		3,478.3
Total shareholders’ equity	5,747.3	(7)(8)	6,761.0	(9)(10)	11,834.1	(11)
Total Capitalization	6,771.1		9,215.5		15,312.4

Notes:

(1)	Whitecap has a $2.0 billion unsecured covenant-based credit facility with a syndicate of lenders. The credit facility consists of a $1.925 billion revolving syndicated facility and a $75.0 million revolving operating facility, with a maturity date of September 19, 2028. As at December 31, 2024, the amount drawn on the credit facility was $428.8 million. As at March 26, 2025, approximately $233.3 million was drawn on the credit facility.
(2)	Veren has combined revolving credit facilities of $2.415 billion. The revolving credit facilities include a $2.255 billion syndicated unsecured credit facility (the “Veren Syndicated Facility”) and a $100.0 million unsecured operating credit facility (the “Veren Operating Facility”), both with a current maturity date of November 26, 2028, and a $60 million demand letter of credit facility. As at December 31, 2024, the amount drawn on the credit facilities was $911.2 million. As at March 26, 2025, $691.0 million was drawn on the credit facilities.
(3)	Whitecap has entered into a commitment letter with National Bank of Canada, National Bank Financial Markets and The Toronto-Dominion Bank to provide for, subject to the terms and conditions set forth in the commitment letter, (i) an increase to Whitecap’s syndicated credit facility by $500.0 million through an exercise of the accordion feature in such syndicated facility, or (ii) a refinancing of Whitecap’s existing credit facilities with a new credit facility (the “New Credit Facility”) providing for aggregate credit facilities of up to $3.0 billion. The lenders’ obligations under the commitment letter are subject to several conditions, including, among others, the completion of the Business Combination on the terms of the Business Combination Agreement and the absence of a material adverse effect (as defined in the Business Combination Agreement) on Veren. On the Effective Date, the Veren Syndicated Facility and Veren Operating Facility will be paid out and cancelled by drawing on Whitecap’s existing credit facility, as increased by the accordion, or by drawing on the New Credit Facility.
(4)	As of December 31, 2024, Whitecap’s senior unsecured notes consist of: (i) $195.0 million principal amount of senior notes, which are repayable on December 20, 2026 and have an annual interest rate of 3.90%; and (ii) the Whitecap 4.382% Notes.
(5)	As of December 31, 2024, Veren’s senior unsecured notes consist of: (i) the Veren 4.30% US Notes; (ii) the Veren 3.94% Cdn Notes; (iii) the Veren 4.08% US Notes; (iv) the Veren 4.18% US Notes; (v) the Veren 4.968% Cdn Notes; and (vi) the Veren 5.503% Cdn Notes.
(6)	Whitecap has entered into a commitment letter, as supplemented by a joinder agreement, with National Bank of Canada, National Bank Financial Markets, The Toronto-Dominion Bank, Bank of Montreal and The Bank of Nova Scotia to provide for, subject to the terms and conditions set forth in the commitment letter, a new term loan of up to $1.0 billion to repay amounts owing under the Veren IG Notes if such notes are subject to a “change of control trigger event” under the Veren Note Indenture as a result of the Business Combination (the “Bridge Facility”). The commitments under the Bridge Facility will reduce automatically: (i) with proceeds from the issuance of additional debt and hybrid debt securities; and (ii) by an amount equal to commitments under the New Credit Facility in excess of $2.5 billion. The lenders’ obligations under the commitment letter are subject to several conditions, including, among others, the completion of the Business Combination on the terms of the Business Combination Agreement and the absence of a material adverse effect (as defined in the Business Combination Agreement) on Veren. Since the Veren IG Notes have been placed “Under Review with Positive Implications” by DBRS in connection with the Business Combination, the above table and figures assume that the “change of control triggering event” in respect of the Veren IG Notes will not occur and, as a result, no Veren IG Notes will be purchased in connection with the Business Combination such that they will all remain outstanding following the Business Combination. The table and figures above also assume that the Veren PPNs (other than the Veren 4.18% US Notes) will be repaid by Veren when they mature in the ordinary course prior to the Effective Date, and that the Veren 4.18% US Notes will be repaid and cancelled on the Effective Date in connection with the Business Combination using drawings from Whitecap’s existing credit facility, as increased by $500.0 million pursuant to an exercise of the accordion feature in such syndicated facility, or using drawings under the New Credit Facility.
(7)	As of December 31, 2024, there were 587,476,492 Whitecap Shares issued and outstanding.
(8)	As of December 31, 2024, Whitecap had 5,243,326 Whitecap AIP PAs and 1,938,752 Whitecap AIP TAs outstanding. See “Effect of the Business Combination – Whitecap Incentives”.
(9)	As of December 31, 2024, there were 611,816,627 Veren Shares issued and outstanding.

(10)	As of December 31, 2024, Veren had 713,876 Veren Options, 1,119,165 Veren RSAs, 2,848,960 Veren ESVAs, 2,106,192 Veren PSUs and 1,951,870 Veren DSUs outstanding. See “Effect of the Business Combination – Veren Incentives”.
(11)	Based on the issuance of 643,008,954 Whitecap Shares for 612,389,480 Veren Shares pursuant to the Business Combination on the basis of 1.05 Whitecap Shares for each Veren Share held (assuming that there are no Dissenting Shareholders and 572,853 Veren Shares are issued prior to the Effective Time upon the settlement of 572,853 Veren RSAs and no other Veren Shares are issued pursuant to any other outstanding Veren Incentives).

Dividends

Whitecap Shares

The Combined Company expects to continue to pay a monthly dividend of $0.0608 per share ($0.73 per share annualized), representing a 67% increase in base dividend for Veren Shareholders. However, there can be no assurance as to future dividend payments by the Combined Company on the Whitecap Shares, or the level thereof, if any. Any dividends declared in the future will be subject to review by the Combined Company Board taking into account prevailing financial circumstances at the relevant time and any amount distributed in the future will depend on numerous factors, including profitability, debt covenants and obligations, fluctuations in working capital, the timing and amount of capital expenditures, applicable law and other factors beyond the Combined Company’s control, including economic conditions in the oil and gas industry. For further details, see “Dividend Policy” in the Whitecap AIF, which is incorporated by reference herein, and “Risk Factors – Future Dividends on Whitecap Shares” in the Information Circular.

Credit Ratings

On March 11, 2025, following the announcement of the Business Combination, DBRS announced that it had placed all credit ratings of each of Whitecap and Veren “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to each of Whitecap’s and Veren’s stand-alone risk profiles. DBRS announced that it intends to resolve the “Under Review with Positive Implications” status in respect of Whitecap once all regulatory approvals have been secured and the Business Combination has closed and in respect of Veren by the close of the Business Combination. DBRS announced that when resolved, DBRS may assign a “Positive” trend to each of Whitecap’s and Veren’s credit ratings or, at a maximum, a one-notch credit rating upgrade.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances so warrant.

For additional information regarding each of Veren’s and Whitecap’s credit ratings, see Appendix H – “Information Concerning Veren Inc. – Credit Ratings” and Appendix I – “Information Concerning Whitecap Resources Inc. – Rating”.

Principal Holders of Whitecap Shares

After giving effect to the Business Combination, to the knowledge of the directors and executive officers of Whitecap and Veren, no person or company will beneficially own, or exercise control or direction over, directly or indirectly, Whitecap Shares carrying 10% or more of the voting rights attached to the Whitecap Shares.

Directors and Executive Officers after the Business Combination

Board of Directors

Pursuant to the Business Combination Agreement, Whitecap and Veren have agreed that the Combined Company Board will consist of eleven members, which will include: (i) Grant Fagerheim, (ii) six other representatives from the current Whitecap Board and (iii) four representatives from the current Veren Board, including Craig Bryksa. The members of the Combined Company Board will hold office until the first annual meeting of Whitecap Shareholders after the Business Combination, or until their respective successors have been duly elected or appointed. See Appendix H – “Information Concerning Veren Inc.” and Appendix I – “Information Concerning Whitecap Resources Inc.”.

Executive Officers and Management

Following completion of the Business Combination, the current executive team of Whitecap will continue to manage the Combined Company, including Grant Fagerheim as President and Chief Executive Officer, Joel Armstrong as Senior Vice President, Production and Operations, Thanh Kang as Senior Vice President and Chief Financial Officer, Gary Lebsack as Vice President, Commercial Negotiations, David Mombourquette as Senior Vice President, Business Development and IT and Jeffery Zdunich as Senior Vice President, Finance and Accounting. For additional information regarding the current executive officers of Whitecap, please refer to the Whitecap AIF and the Whitecap AGM Circular, each of which is incorporated by reference in this Information Circular. See Appendix I – “Information Concerning Whitecap Resources Inc.”.

For further details, please refer to “Effect of the Business Combination – Board and Management”.

Corporate Governance and Combined Company Board Committees

Following the completion of the Business Combination, it is anticipated that the Combined Company Board will reconstitute the Audit Committee, the Corporate Governance & Compensation Committee, the Reserves Committee, the Health, Safety & Environment Committee and the Sustainability & Advocacy Committee with the members of the Combined Company Board.

It is currently anticipated that following the completion of the Business Combination, the current policies and mandates of Whitecap will be the policies and mandates of the Combined Company, with such amendments thereto as the Combined Company Board shall determine are necessary to reflect the Business Combination. For additional information regarding the corporate governance policies and mandates of Whitecap, see the Whitecap AIF and the Whitecap AGM Circular, each of which is incorporated by reference herein.

Conflicts of Interest

There are potential conflicts of interest to which some of the proposed directors, officers and insiders of the Combined Company will be subject in connection with the operations of the Combined Company after completion of the Business Combination. Some of the directors, officers and insiders are involved with and will continue to be involved with corporations or businesses which may be in competition with the business to be conducted by the Combined Company following completion of the Business Combination. Accordingly, situations may arise where some or all of the directors, officers and insiders will be in direct competition with the Combined Company. Conflicts, if any, will be subject to the procedures and remedies as provided under the ABCA. See “Interest of Certain Persons or Companies in the Business Combination”.

Statement of Proposed Executive and Director Compensation

The compensation of the executive officers of the Combined Company is expected to be initially comparable to the current compensation of the executive officers of Whitecap. The compensation of directors who are members of the Combined Company Board is expected to be initially comparable to the current compensation of the directors of Whitecap. For further information concerning the current compensation structure of Whitecap, please refer to the Whitecap AGM Circular which is incorporated by reference herein. See Appendix I – “Information Concerning Whitecap Resources Inc.”.

Following completion of the Business Combination, it is expected that the Combined Company Board and the Corporate Governance & Compensation Committee will meet to determine and oversee the compensation of the directors and officers of the Combined Company, and the director and officer compensation philosophy and design of the Combined Company. These are anticipated to generally be consistent with the existing director and officer compensation philosophy and design of Whitecap with consideration for the profile of the Combined Company. To assess and determine the director and officer compensation structure and policies of the Combined Company, the Combined Company Board and the Corporate Governance & Compensation Committee may retain and use reports prepared by independent compensation advisors or consultants.

Indebtedness of Directors, Officers and Other Management

As of the date hereof, none of the proposed directors, officers or other members of management or promoters of the Combined Company, nor any of their associates or affiliates is indebted to Whitecap or Veren, nor has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Whitecap or Veren.

Auditors, Transfer Agent and Registrar

Auditors

Following the Business Combination, the auditors of the Combined Company will be PricewaterhouseCoopers LLP, Chartered Professional Accountants, at their principal offices of Calgary, Alberta, which are the current auditors of Whitecap and Veren.

Registrar and Transfer Agent

The registrar and transfer agent for the Whitecap Shares following the Business Combination will be Odyssey Trust Company at its principal offices in Calgary, Alberta, Vancouver, British Columbia and Toronto, Ontario.

Material Contracts

Other than as disclosed in this Information Circular or in the documents incorporated by reference herein with respect to Whitecap and Veren, there are no contracts to which the Combined Company will be a party to following completion of the Business Combination that can reasonably be regarded as material to the Combined Company, other than contracts entered into by Whitecap and Veren in the ordinary course of business. For a description of the material contracts of Whitecap and Veren, please refer to the Whitecap AIF and the Veren AIF, each of which is incorporated by reference in this Information Circular. See Appendix H – “Information Concerning Veren Inc.” and Appendix I – “Information Concerning Whitecap Resources Inc.”.

Risk Factors

Holding or making an investment in Whitecap Shares is subject to various risks. In addition to the risks set out in the documents incorporated by reference in this Information Circular with respect to the businesses and operations of each of Whitecap and Veren, respectively, the proposed combination of Whitecap and Veren in connection with the Business Combination is subject to certain risks. See “Risk Factors”. For additional information of the risks of Veren’s business, see Appendix H – “Information Concerning Veren Inc.”. For additional information of the risks of Whitecap’s business, see Appendix I – “Information Concerning Whitecap Resources Inc.”. Whitecap Shareholders and Veren Shareholders should carefully consider such risk factors related to the Business Combination.

SCHEDULE A

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS OF THE COMBINED COMPANY

[See attached.]

Whitecap Resources Inc.

Pro Forma Consolidated Balance Sheet

As at December 31, 2024

(Unaudited)

(CAD $ millions)

			Presentation
	Whitecap		Adjustments	Pro Forma
	Resources Inc.	Veren Inc.	(Note 2)	Adjustments	Notes	Pro Forma
ASSETS
Current Assets
Cash	362.3	17.1	-	-		379.4
Accounts receivable	422.2	386.5	-	-		808.7
Deposits and Prepaid expenses	22.4	99.1	-	-		121.5
Risk management contracts	77.4	166.9	-	-		244.3
Other current assets	-	7.2	-	-		7.2
Total current assets	884.3	676.8	-	-		1,561.1
Non-current deposit	86.6	-	-	-		86.6
Properties and equipment	8,778.6	9,753.2	-	(331.6)	3	18,200.2
Exploration & Evaluation	140.6	472.3	-	(10.7)	3	602.2
Right-of-use assets	52.9	569.0	-	(19.2)	3	602.7
Risk management contracts	7.1	17.8	-	-		24.9
Other long-term assets	-	18.1	-	-		18.1
Goodwill	-	243.8	-	(243.8)		-
Total assets	9,950.1	11,751.0	-	(605.3)		21,095.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	767.1	493.5	-	187.5	4c	1,448.1
Share awards liability	11.2	-	15.5	(15.5)		11.2
Dividends payable	35.7	70.7	-	-		106.4
Deferred gain	2.3	-	-	-		2.3
Lease liabilities	15.4	-	59.5	(20.0)	3	54.9
Current portion of long-term debt	-	514.4	(514.4)	-		-
Other current liabilities	-	95.0	(95.0)	-		-
Risk management contracts	4.7	14.1	-	-		18.8
Total current liabilities	836.4	1,187.7	(534.4)	152.0		1,641.7
Risk management contracts	27.0	16.4	-	-		43.4
Long-term debt	1,023.8	1,940.1	514.4	-		3,478.3
Lease liabilities	103.9	551.6	-	(41.3)	3	614.2
Decommissioning liability	1,091.1	560.0	20.0	24.0	3	1,695.1
Share awards liability	5.0	-	24.2	(24.2)		5.0
Other long-term liability	-	24.2	(24.2)	-		-
Deferred gain and other	72.8	-	-	-		72.8
Deferred income tax	1,042.8	710.0	-	(41.6)	3	1,711.2
Total liabilities	4,202.8	4,990.0	-	68.9		9,261.7
SHAREHOLDERS’ EQUITY
Share capital	4,720.5	16,959.7	-	(10,844.7)	3,5	10,835.5
Contributed surplus	20.6	14.5	-	(14.5)	3	20.6
Retained earnings (deficit)	1,006.2	(10,213.2)	-	10,185.0	3	978.0
Total shareholders’ equity	5,747.3	6,761.0	-	(674.2)		11,834.1
Total liabilities and shareholders’ equity	9,950.1	11,751.0	-	(605.3)		21,095.8

See accompanying notes to the pro forma consolidated financial statements

Whitecap Resources Inc.

Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2024

(Unaudited)

(CAD $ millions)

			Presentation
	Whitecap		Adjustments	Pro Forma
	Resources Inc.	Veren Inc.	(Note 2)	Adjustments	Notes	Pro Forma
Revenue
Petroleum and natural gas sales	3,937.9	4,271.3	142.6	-		8,351.8
Purchased product sales	-	142.6	(142.6)	-		-
Royalties	(600.1)	(441.7)	-	-		(1,041.8)
Petroleum and natural gas sales, net of royalties	3,337.8	3,972.2	-	-		7,310.0
Other Income
Net loss on commodity contracts	(16.3)	(14.6)	-	-		(30.9)
Other income (loss)	-	(17.0)	10.2	-		(6.8)
Total revenue and other income	3,321.5	3,940.6	10.2	-		7,272.3
Expenses
Operating	874.1	941.4	-	-		1,815.5
Transportation	135.9	311.5	-	-		447.4
Marketing	253.3	-	142.8	-		396.1
Purchased Product	-	142.8	(142.8)	-		-
General and administrative	63.8	112.0	-	-		175.8
Stock-based compensation	44.6	19.1	-	-		63.7
Transaction costs	2.3	-	-	37.4	4c	39.7
Interest and financing	89.8	194.3	-	26.0	4d	310.1
Accretion of decommissioning liabilities	37.3	31.2	-	-		68.5
Depletion, depreciation and amortization	975.2	1,338.3	-	(19.3)	4a	2,294.2
Impairment	-	512.3	-	(512.3)	4e	-
Exploration and evaluation	16.3	-	-	-		16.3
Net (gain) loss on asset dispositions	(246.4)	-	10.2	-		(236.2)
Foreign exchange gain	-	(6.0)	-	-		(6.0)
Total expenses	2,246.2	3,596.9	10.2	(468.2)		5,385.1
Income before income taxes	1,075.3	343.7	-	468.2		1,887.2
Taxes
Current income tax expense	255.2	-	-	-		255.2
Deferred income tax expense	7.8	59.8	-	114.4	4b	182.0
Net income (loss) from continuing operations	812.3	283.9	-	353.8		1,450.0
Net income (loss) from discontinued operations	-	(10.6)	-	-		(10.6)
Net income	812.3	273.3	-	353.8		1,439.4
Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations	-	0.6	-	-		0.6
Reclassification of cumulative foreign currency translation of discontinued operations	-	(0.5)	-	-		(0.5)
Comprehensive income	812.3	273.4	-	353.8		1,439.5

Net income (loss) per share
Continuing operations – basic	1.37	0.46	-	-		1.17
Discontinued operations – basic	-	(0.02)	-	-		(0.01)
Net income, basic	1.37	0.44	-	-		1.16
Continuing operations – diluted	1.36	0.46	-	-		1.17
Discontinued operations – diluted	-	(0.02)	-	-		(0.01)
Net income, diluted	1.36	0.44	-	-		1.16

See accompanying notes to the pro forma consolidated financial statements

See note 5(b) for net income per share

Whitecap Resources Inc.

Notes to Pro Forma Consolidated Financial Statements

For the year ended December 31, 2024

(Unaudited)

(CAD $ millions, except per share amounts)

1.	BASIS OF PRESENTATION

Whitecap Resources Inc. (“Whitecap”) is a Calgary based oil and gas company that is engaged in the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.

The pro forma financial statements have been prepared to reflect:

●	A definitive business combination agreement (the “Agreement”) with Veren Inc. (“Veren”) to combine in an all-share transaction valued at approximately $15 billion, inclusive of net debt. Under the terms of the Agreement, Veren shareholders will receive 1.05 common shares of Whitecap for each Veren common share held.

They have been prepared from information derived from and should be read in conjunction with:

●	The audited consolidated financial statements of Whitecap, together with the accompanying notes thereto, as at and for the years ended December 31, 2024 and 2023.

●	The audited consolidated financial statements of Veren, together with the accompanying notes thereto, as at and for the years ended December 31, 2024 and 2023.

The pro forma consolidated financial statements have been prepared by management are derived from the audited consolidated financial statements of Whitecap and Veren which are compliant with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The pro forma unaudited consolidated balance sheet gives effect to the transactions and assumptions described herein as if they had occurred on December 31, 2024 and the pro forma unaudited consolidated statement of operations gives effect to such transactions and assumptions as if they had occurred on January 1, 2024. The unaudited pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes referenced above. Accounting policies used in preparation of the pro forma consolidated statements are in accordance with those disclosed in Whitecap’s consolidated financial statements for the year ended December 31, 2024.

2.	PRO FORMA UNAUDITED PRESENTATION ADJUSTMENTS

Whitecap and Veren prepare their consolidated financial statements using similar accounting policies. Certain reclassification adjustments have been made to the Pro Forma Financial Statements to make financial statements presentation consistent between Whitecap and Veren including:

Pro Forma Balance Sheet

a)	Disaggregated other current liabilities reported by Veren to reflect lease liability, decommissioning liability and share awards liability in separate line items.

b)	Reclassified other long-term liabilities reported by Veren to share awards liability.

c)	Reclassified current portion of long-term debt to long-term debt as these notes will be repaid using the Whitecap credit facility which will defer the repayment for at least 12 months. The difference in the interest expense between the current notes and the Whitecap credit facility it not expected to be materially different.

Pro Forma Income Statement

a)	Reclassified purchased product sales reported by Veren to petroleum and natural gas sales.

b)	Disaggregated loss on capital dispositions reported by Veren from other income to be reflected under net (gain) loss on asset dispositions.

c)	Reclassified purchased product expenses reported by Veren to marketing expenses.

Whitecap Resources Inc.

Notes to Pro Forma Consolidated Financial Statements For the year ended December 31, 2024

(Unaudited)

(CAD $ millions, except per share amounts)

3.	PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated balance sheet gives effect to the transaction and adjustments as if they had occurred on December 31, 2024, as well as the following:

Business combination with Veren, where Veren shareholders received 1.05 common shares of Whitecap for each common share of Veren held. Whitecap will account for the acquisition using the acquisition method of accounting.

Issuance of common shares	6,115.0
Total consideration	6,115.0
Property and equipment	9,096.3
Exploration and Evaluation	461.6
Deferred income tax	(677.6)
Right-of-use assets	549.8
Working capital	(211.6)
Long-term debt	(2,454.5)
Lease liabilities	(549.8)
Decommissioning liability	(278.7)
Risk management contracts	154.2
Other current assets	7.2
Other long-term assets	18.1
Total identifiable net assets acquired	6,115.0

The above preliminary purchase price and recognized amounts of identifiable assets acquired, and liabilities assumed has been determined from information that is available to the management of Whitecap at this time and incorporates estimates. No adjustment has been made to reflect operating synergies that may be realized as a result of the transaction. The acquisition accounting will be finalized after all actual results have been obtained and the final fair values of the assets and liabilities have been determined. The estimated costs of the transaction for Veren are expected to be $150.1 million and are included in the adjustment to accounts payable and accrued liabilities. The estimated transaction costs are preliminary and may change as the organizational structure of the combined entity is determined. In addition, Whitecap estimates its cost of the transaction to be $37.4 million which has been expensed and included in the adjustment to accounts payable and accrued liabilities. Right-of- use assets and lease liabilities previously recognized by Veren have been revalued to the present value of lease payments remaining at the time of the business combination. The decommissioning liability was valued using the credit adjusted risk free rate for the purposes of the purchase price and was subsequently adjusted to the risk-free rate and inflation rate of 2.0 percent to reflect a day 2 adjustment post-closing of the transaction. The purchase price equation is based on a Whitecap share value of $9.51 per share, which represents the closing price on March 26, 2025. The unallocated excess of net assets over the purchase price may result in a gain but has not been recorded in the proforma consolidated statement of operations because it will depend on the final share price.

4.	PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTMENTS

The unaudited pro forma consolidated statement of operations gives effect to the transaction and adjustments as if they occurred on January 1, 2024.

a)	Depletion

Depletion expenses have been adjusted to reflect the application of the appropriate unit-of-production rate based on proved plus probable reserves following the adjustment of the Veren carrying value of property, plant and equipment to its fair value upon acquisition as determined in the purchase price allocation and a decommissioning liability change in estimate in Note 3.

b)	Taxes

The provision for income taxes has been adjusted at an approximate rate of 24.43 percent to reflect the deferred income tax provision related to the adjustments to the pro forma statements of operations.

c)	Transaction Costs

Transaction costs are estimated at $37.4 million.

Whitecap Resources Inc.

Notes to Pro Forma Consolidated Financial Statements For the year ended December 31, 2024

(Unaudited)

(CAD $ millions, except per share amounts)

d)	Interest Costs

Veren’s $1.0 billion investment grade public senior notes are assumed to remain outstanding for the whole year. Given these were issued in the second quarter of 2024, the interest expenses have been adjusted to give the effect that this transaction had occurred on January 1, 2024. If these investment grade public senior notes are repaid using the Whitecap credit facility, the interest would not be expected to be materially different.

e)	Impairment

Impairment charges of $512.3 million previously recognized by Veren during the period presented has been eliminated to reflect the preliminary fair value adjustments to properties and equipment and exploration and evaluation assets.

5.	SHARE CAPITAL

a)	Continuity

A continuity of pro forma consolidated share capital is provided below:

	Shares	$
Balance, December 31, 2024	587.5	4,720.5
Issued to Veren shareholders	643.0	6,115.0
Total Pro forma, December 31, 2024	1,230.5	10,835.5

The Company is assumed to have issued 643.0 million Whitecap common shares to Veren shareholders as part of the business combination.

b)	Net income per share

The per share amounts have been based on the historical weighted average of Whitecap shares for the applicable period, adjusted for the share issuances noted in Note 5(a).

Twelve months ended December 31, 2024
Continuing operations per share, basic	1.17
Discontinued operations per share, basic	(0.01)
Net income per share, basic	1.16

Continuing operations per share, diluted	1.17
Discontinued operations per share, diluted	(0.01)
Net income per share, diluted	1.16

Shares outstanding, basic	1,237.9
Shares outstanding, diluted	1,241.1

c)	Business combination

Whitecap is assumed to have issued 1.05 common shares for each Veren common share held. Following the close of the transaction, Whitecap shareholders will own approximately 48% and Veren shareholders will own approximately 52% of the total common shares outstanding of the combined company. At the time of closing, the board will be composed of eleven members, including seven members from the legacy Whitecap board, and four from the legacy Veren board. The executive team at the time of closing will be comprised of the legacy Whitecap executive team. Whitecap has determined, based on the composition of the board and executive team, and the issuance of common shares to Veren shareholders, Whitecap is the acquirer for accounting purposes and has recognized the net assets of Veren under its existing accounting policies.

APPENDIX H -

INFORMATION CONCERNING VEREN INC.

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix H and not otherwise defined in this Appendix H have the respective meanings given to such terms under the heading “Glossary of Terms” in this Information Circular.

Forward-Looking Statements

Certain statements contained in this Appendix H, and in certain documents incorporated by reference in this Appendix H, constitute forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of Applicable Canadian Securities Laws. Such forward-looking statements relate to future events or Veren’s future performance. See “Forward- Looking Statements” in this Information Circular. Readers should also carefully consider the matters and cautionary statements discussed in Appendix G – “Pro Forma Information Concerning the Combined Company”, under the heading “Risk Factors” in this Appendix H, the Veren AIF and the Veren Annual MD&A.

General

Veren is a Calgary-based oil and gas producer with assets strategically focused in properties comprised of high quality, long life, operated, light and medium crude oil, natural gas liquids and natural gas reserves in Western Canada.

The head and principal office of Veren is located at Suite 2000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and its registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2. Veren Shares are listed on the TSX and NYSE under the symbol “VRN”.

Further details concerning Veren, including information with respect to Veren’s assets, operations and history, are provided in the Veren AIF. Readers are encouraged to thoroughly review the Veren AIF as it contains important information about Veren.

Recent Developments

On March 9, 2025, Veren entered into the Business Combination Agreement with Whitecap, pursuant to which Whitecap proposed to, among other things, acquire all the issued and outstanding Veren Shares by way of a plan of arrangement under the ABCA. For a full description of the Business Combination and the Business Combination Agreement, see “Effects of the Business Combination – Details of the Business Combination” in this Information Circular. Also see Appendix G – “Pro Forma Information Concerning the Combined Company” and Appendix I – “Information Concerning Whitecap Resources Inc.”

Agent for Service of Process

James E. Craddock is a director of Veren who resides outside of Canada. He has appointed Veren, at Suite 2000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, as agent for service of process. It may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Documents Incorporated by Reference

Information in respect of Veren has been incorporated by reference in this Information Circular, including this Appendix H from documents filed with the securities commissions or similar securities regulatory authorities in each province of Canada. Copies of the documents incorporated herein by reference may be obtained under Veren’s issuer profile on SEDAR+ at www.sedarplus.ca, or on request, without charge, from Veren’s Senior Vice President, General Counsel and Corporate Secretary, at 2000 - 585 8th Ave S.W., Calgary, Alberta, T2P 1G1, Telephone (403) 693-0020.

The following documents of Veren, filed with the securities commissions or similar securities regulatory authorities in each province of Canada, are specifically incorporated by reference into and form part of this Information Circular:

(a)	the Veren AIF;

(b)	the Veren AGM Circular;

(c)	the Veren Annual Financial Statements;

(d)	the Veren Annual MD&A; and

(e)	the Material Change Report of Veren dated March 19, 2025 in respect of the Business Combination.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by Veren with the applicable securities regulatory authorities subsequent to the date of this Information Circular and prior to the Veren Meeting shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Consolidated Capitalization

There has been no material change in the share and loan capital of Veren, on a consolidated basis, since the Veren Annual Financial Statements for the year ended December 31, 2024.

Readers should refer to the Veren Annual Financial Statements and the related Veren Annual MD&A, which are specifically incorporated by reference in this Information Circular.

Description of Share Capital

As of the date of this Information Circular, Veren’s authorized share capital consists of an unlimited number of Veren Shares. As of March 26, 2025, 611,816,627 Veren Shares were issued and outstanding. In addition, Veren has in place: (i) the Veren Option Plan and (ii) the Veren RSA Plan. As of the date hereof, there were 445,407 Veren Options granted pursuant to the Veren Option Plan and 1,119,165 Veren RSAs granted pursuant to the Veren RSA Plan.

Each Veren Share entitles its holder to receive notice of and to attend all meetings of the Veren Shareholders and to one vote at such meetings. Veren Shareholders are, at the discretion of the Veren Board and subject to applicable legal restrictions, entitled to receive any dividends declared by the Veren Board. The holders of Veren Shares are entitled to share equally in any distribution of the assets of Veren upon the liquidation, dissolution, bankruptcy or winding up of Veren or other distribution of its assets among Veren Shareholders for the purpose of winding up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any other shares having priority over the Veren Shares.

Dividend Policy

Veren has established a dividend policy of paying regular dividends to Veren Shareholders.

The amount of cash dividends to be paid on the Veren Shares, if any, will be subject to the discretion of the Veren Board and may vary depending on the prioritization of dividends within Veren’s capital allocation framework and a variety of factors, including the price of oil and gas, foreign exchange rates, market access, regulatory policies, the prevailing economic and competitive environment, results of operations, corporate debt levels and borrowing costs, leverage, liquidity, fluctuations in working capital, the taxability of Veren, Veren’s ability to raise capital and other conditions existing from time to time. There can be no guarantee that Veren will maintain or change its dividend policy.

The agreements governing the Veren Credit Agreements and senior guaranteed notes provide that distributions to Veren Shareholders are not permitted if Veren is in default of such agreements or the payment of such distribution would cause a default. See notes to the Veren Annual Financial Statements that are incorporated by reference herein for further details on Veren’s Credit Agreement and senior guaranteed notes. See Appendix G under the headings “Selected Pro Forma Financial Information”, “Selected Pro Forma Operational Information”, and “Pro Forma Consolidated Capitalization”.

The following table sets forth the amount of cash dividends declared per Veren Share for the periods indicated:

Period	Dividend per Veren Share
January 2022 – December 2022	$0.360
January 2023 – December 2023	$0.387
January 2024 – December 2024	$0.460

Credit Ratings

Veren’s credit rating of BBB (low) with a Stable trend addressed Veren’s ability to obtain short-term and long-term financing the cost of such financing. Changes in credit rating may affect Veren’s ability to access sources of liquidity and capital.

The credit rating was provided by credit rating agency DBRS. Entities in the BBB (low) category are of adequate credit rating; however, they may be vulnerable to future events. DBRS has ten rating categories for long-term debt and long-term issuer credit ratings, which range from “AAA” to “D”. DBRS uses “(high)” and “(low)” designations on ratings from “AA” to “CCC” to indicate the relative standing within a particular rating category. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The assignment of a “(low)” modifier indicates the rating is in the lower end of the category. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present circumstances continue, or in some cases, unless challenges are addressed by the issuer.

Each year Veren pays DBRS an annual fee in connection with assessing and maintaining their corporate credit rating.

On March 11, 2025, DBRS announced that it had placed Veren’s issuer rating and Veren IG Notes credit rating “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to Veren’s stand-alone risk profile. DBRS announced that it intends to resolve the “Under Review with Positive Implications” status once all regulatory approvals have been secured and the Business Combination has closed. DBRS announced that when resolved, DBRS may assign a “Positive” trend to the Combined Company’s credit ratings or, at a maximum, a one-notch credit rating upgrade.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances so warrant.

Prior Sales

The following table summarizes the issuances of Veren Shares within the 12-month period prior to the date of this Information Circular, including all Veren Shares issued on the conversion or exercise of Veren Incentives pursuant to the Veren Option Plan and the Veren RSA Plan.

No Veren Options or Veren RSAs were granted in the first quarter of 2025. Information regarding the grants of Veren Options and Veren RSAs during the 12-months ended December 31, 2024 is available in note 25 to the Veren Annual Financial Statements.

Date(s) of Issuance	Number of Veren Shares	Issue Price per Veren Share	Description of Transaction
April 2, 2024	901	$11.11	Stock Option Plan
April 2, 2024	33,640	$11.01	Stock Option Plan
April 3, 2024	1,319	$11.14	Stock Option Plan
April 3, 2024	624	$11.15	Stock Option Plan
April 3, 2024	21,912	$11.18	Stock Option Plan
April 3, 2024	705	$11.18	Stock Option Plan
April 3, 2024	345,643	$11.06	Restricted Share Bonus Plan
April 3, 2024	370,908	$11.06	Restricted Share Bonus Plan
April 4, 2024	17,698	$11.47	Stock Option Plan
April 4, 2024	989	$11.51	Stock Option Plan
April 4, 2024	22,542	$11.54	Stock Option Plan
April 4, 2024	1,393	$11.55	Stock Option Plan
April 8, 2024	21,303	$11.82	Stock Option Plan
April 8, 2024	1,135	$11.82	Stock Option Plan
April 8, 2024	7,512	$11.88	Stock Option Plan
April 8, 2024	30,277	$11.84	Stock Option Plan
April 8, 2024	2,267	$11.85	Stock Option Plan
April 8, 2024	7,463	$11.83	Stock Option Plan
April 8, 2024	45,391	$11.83	Stock Option Plan
April 9, 2024	1,600	$11.98	Stock Option Plan
April 9, 2024	9,086	$11.98	Stock Option Plan
April 9, 2024	997	$11.96	Stock Option Plan
April 9, 2024	2,272	$12.00	Stock Option Plan
April 10, 2024	6,819	$12.01	Stock Option Plan
April 10, 2024	48,476	$11.97	Stock Option Plan
April 11, 2024	1,634	$12.02	Stock Option Plan
April 12, 2024	2,530	$11.95	Stock Option Plan
April 16, 2024	53,333	$12.12	Stock Option Plan
May 17, 2024	29,120	$11.97	Stock Option Plan
May 21, 2024	25,929	$11.96	Stock Option Plan
May 21, 2024	24,120	$11.94	Stock Option Plan
May 21, 2024	139,370	$11.92	Stock Option Plan
May 21, 2024	10,419	$11.94	Stock Option Plan
May 21, 2024	37,687	$11.91	Stock Option Plan
May 21, 2024	193,906	$11.88	Stock Option Plan
May 21, 2024	15,629	$11.91	Stock Option Plan
May 21, 2024	20,573	$11.93	Stock Option Plan
May 21, 2024	14,129	$11.93	Stock Option Plan
May 21, 2024	201,918	$11.93	Stock Option Plan
May 21, 2024	10,825	$11.93	Stock Option Plan
May 23, 2024	7,142	$11.89	Stock Option Plan
May 23, 2024	936	$11.89	Stock Option Plan
May 23, 2024	4,081	$11.89	Stock Option Plan
May 23, 2024	1,669	$11.91	Stock Option Plan
May 28, 2024	16,517	$11.56	Stock Option Plan
May 28, 2024	98,515	$11.56	Stock Option Plan
May 31, 2024	4,533	$11.66	Stock Option Plan
May 31, 2024	2,719	$11.65	Stock Option Plan
May 31, 2024	330	$11.66	Stock Option Plan
June 3, 2024	1,139	$11.80	Stock Option Plan
June 3, 2024	7,191	$11.75	Stock Option Plan
June 10, 2024	16,534	$10.88	Stock Option Plan
June 11, 2024	3,650	$10.86	Stock Option Plan
June 11, 2024	1,831	$10.87	Stock Option Plan
June 11, 2024	6,150	$11.00	Stock Option Plan
June 11, 2024	52,552	$10.99	Stock Option Plan
June 11, 2024	3,537	$10.99	Stock Option Plan
June 21, 2024	990	$10.46	Stock Option Plan

Date(s) of Issuance	Number of Veren Shares	Issue Price per Veren Share	Description of Transaction
June 21, 2024	5,810	$10.44	Stock Option Plan
June 21, 2024	52,251	$10.43	Stock Option Plan
June 21, 2024	3,370	$10.44	Stock Option Plan
June 24, 2024	16,207	$10.32	Stock Option Plan
June 24, 2024	777	$10.34	Stock Option Plan
June 25, 2024	13,533	$10.46	Stock Option Plan
June 25, 2024	33,666	$10.46	Stock Option Plan
June 25, 2024	3,509	$10.46	Stock Option Plan
July 4, 2024	1,804	$11.18	Stock Option Plan
July 4, 2024	6,819	$11.19	Stock Option Plan
July 4, 2024	430	$11.19	Stock Option Plan
August 1, 2024	300	$10.80	Stock Option Plan
August 1, 2024	4,486	$10.60	Stock Option Plan
August 2, 2024	5,800	$10.80	Stock Option Plan
October 2, 2024	3,217	$8.73	Stock Option Plan
October 2, 2024	8,019	$8.61	Restricted Share Bonus Plan
October 2, 2024	8,682	$8.61	Restricted Share Bonus Plan
October 7, 2024	21,854	$8.95	Stock Option Plan
October 7, 2024	951	$8.94	Stock Option Plan
October 7, 2024	10,981	$8.97	Stock Option Plan
October 8, 2024	2,648	$9.10	Stock Option Plan
October 8, 2024	9,005	$9.10	Stock Option Plan
October 8, 2024	802	$9.10	Stock Option Plan
October 8, 2024	1,031	$9.10	Stock Option Plan
October 31, 2024	10,557	$8.44	Stock Option Plan
October 31, 2024	49,242	$8.42	Stock Option Plan
October 31, 2024	2,233	$8.43	Stock Option Plan
December 18, 2024	3,749	$6.61	Stock Option Plan

Market for Securities

Veren Shares trade on the TSX and NYSE under the symbol “VRN”. On March 7, 2025, the last full trading day prior to the public announcement of the signing of the Business Combination Agreement, the closing price per share of Veren Shares on the TSX was $7.06, and on the NYSE was US$4.91. On March 26, 2025, the closing price per share of Veren Shares on the TSX was $9.68, and on the NYSE was US$6.78.

The following table shows the monthly range of high and low intraday prices and the total monthly volumes of the Veren Shares, on the TSX and NYSE, for the periods indicated. Numbers have been rounded to the nearest whole cent.

	TSX			NYSE
	Price Range			Price Range
	($ per share)		Trading	(US$ per share)		Trading
	High	Low	Volume (000s)	High	Low	Volume (000s)
2024
March	11.12	9.96	78,787	8.21	7.34	125,099
April	12.67	11.00	83,291	9.28	8.11	133,784
May	12.47	11.31	54,431	9.14	8.23	68,207
June	11.86	10.11	53,716	8.71	7.34	47,700
July	11.24	9.91	51,110	8.25	7.17	56,159
August	10.80	9.27	55,203	7.81	6.44	56,183
September	9.50	8.15	78,631	7.03	6.04	97,585
October	9.20	6.95	83,706	6.76	4.99	136,592
November	7.72	6.84	85,755	5.55	4.90	139,324
December	7.43	6.34	91,357	5.30	4.40	196,756

2025
January	8.11	7.26	78,451	5.64	5.02	336,270
February	7.92	6.78	83,034	5.52	4.72	350,319
March (1 to 26)	9.86	6.79	130,688	6.92	4.68	488,954

Significant Acquisitions

Veren has not completed any acquisitions within the past 75 days of the date hereof that are “significant acquisitions” for the purposes of Part 8 of NI 51-102, nor does Veren have any proposed acquisitions that have progressed to the point that a reasonable person would believe that the likelihood of the acquisition being completed is high and which would constitute a “significant acquisition” for the purposes of Part 8 of NI 51-102.

Risk Factors

An investment in the securities of Veren is subject to certain risks. Veren Shareholders should carefully review and consider all other information contained in this Information Circular, including the risk factors described under the heading “Risk Factors”. In addition, Veren Shareholders should carefully consider the risk factors and cautionary statements contained in the Veren AIF and the Veren Annual MD&A, each of which is incorporated by reference herein. If any of the identified risks were to materialize, Veren’s business, financial position, results and/or future operations may be materially affected.

Material Contracts

Other than as disclosed in this Information Circular, during the 12 months prior to the date of this Information Circular, Veren has not entered into any contracts, nor are there any contracts still in effect, that are material to Veren’s business, other than contracts entered into in the ordinary course of business or that are listed in the Veren AIF. See “Material Contracts” in the Veren AIF, which is incorporated by reference in this Information Circular.

Auditors, Transfer Agent and Registrar

Veren’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, located at 3100 - 111 5th Ave S.W., Calgary, Alberta, T2P 5L3.

Veren’s transfer agent and registrar for the Veren Shares is Computershare Trust Company of Canada.

Interest of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of Veren directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to the Veren Shares, or any other Informed Person (as defined in NI 51-102) or any known associate or affiliate of such persons, in any transaction since January 1, 2024, or in any proposed transaction, which has materially affected or would materially affect Veren or any Veren subsidiary. See “Interests of Certain Persons or Companies in the Business Combination – Veren – Summary of Interests of Veren Directors and Veren Executive Officers in the Business Combination” in this Information Circular.

Interest of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to Veren:

Name of Person or Company	Nature of Relationship

BMO Capital Markets(1)	Prepared the BMO Fairness Opinion

Scotiabank(1)	Prepared the Scotiabank Fairness Opinion

PricewaterhouseCoopers LLP(2)	Auditors of Veren

McDaniel(3)	Independent qualified reserves evaluator in respect of the Veren Reserves Report

Notes:

(1)	To the knowledge of Veren, as of the date of this Information Circular, each of BMO Capital Markets, McDaniel and Scotiabank (or any of the designated professionals thereof) owns beneficially, directly or indirectly, less than 1% of the outstanding securities of each class of securities of Whitecap, Veren or any associate or affiliate of Whitecap or Veren, as applicable.

(2)	PricewaterhouseCoopers LLP are the auditors of Veren. PricewaterhouseCoopers LLP has advised that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and the U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

(3)	Information relating to Veren’s reserves in certain documents incorporated by reference in this Information Circular was derived from a reserves report prepared for Veren by McDaniel as independent qualified reserves evaluators. As of the date of this Information Circular, the designated professionals, as such term is defined under applicable securities legislation, of McDaniel, in each case, as a group does not beneficially own, directly or indirectly, any Veren Shares.

Additional Information

Additional information in relation to Veren may be found under Veren’s issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of Veren’s securities and securities authorized for issuance under equity compensation plans (all where applicable) is contained in the Veren Management Information Circular for the most recent annual meeting of Veren Shareholders that involved an election of directors and can be obtained upon request from Veren’s investor relations team, or as filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Additional financial information is provided in Veren’s Annual Financial Statements, and in the Veren Annual MD&A, each of which is incorporated by reference in this Information Circular.

Directors Approval

The contents and distribution of this Information Circular have been approved by the Veren Board.

APPENDIX I -

INFORMATION CONCERNING WHITECAP RESOURCES INC.

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix I and not otherwise defined in this Appendix I have the meanings given to such terms under the heading “Glossary of Terms” in this Information Circular.

Forward-Looking Statements

Certain statements contained in this Appendix I, and in certain documents incorporated by reference in this Appendix I, constitute forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of Applicable Canadian Securities Laws. Such forward-looking statements relate to future events or Whitecap’s future performance. See “Forward-Looking Statements” in this Information Circular. Readers should also carefully consider the matters and cautionary statements discussed in Appendix G – “Pro Forma Information Concerning the Combined Company”, and under the heading “Risk Factors” in the body of this Information Circular, this Appendix I, the Whitecap AIF and the Whitecap Annual MD&A.

General

Whitecap is a Calgary-based investment grade public company focused on the acquisition, development and production of oil and gas assets in Western Canada. The primary areas of focus of its development programs are in Northern Alberta and British Columbia, Central Alberta, and Saskatchewan. Whitecap’s business plan is to deliver profitable growth to Whitecap Shareholders over the long term under varying business conditions. Whitecap currently pays a monthly dividend of $0.0608 per share ($0.73 per share annualized).

Whitecap’s head office is located at Suite 3800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and its registered office is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

For further information regarding Whitecap and its business activities, including Whitecap’s intercorporate relationships and organizational structure, see the Whitecap AIF, which is incorporated by reference in this Information Circular.

Recent Developments

Business Combination

On March 9, 2025, Whitecap entered into the Business Combination Agreement with Veren, pursuant to which Whitecap proposes to, among other things, acquire all of the issued and outstanding Veren Shares in exchange for Whitecap Shares by way of a plan of arrangement under Section 193 of the ABCA. For a full description of the Business Combination and the Business Combination Agreement, see “The Business Combination” and “Effect of the Business Combination – The Business Combination Agreement” in this Information Circular. Also see Appendix H – “Information Concerning Veren Inc.” and Appendix G – “Pro Forma Information Concerning the Combined Company”.

Debt Commitments

Whitecap has entered into a commitment letter with National Bank of Canada, National Bank Financial Markets and The Toronto- Dominion Bank to provide for, subject to the terms and conditions set forth in the commitment letter: (i) an increase to Whitecap’s syndicated credit facility by $500 million through an exercise of the accordion feature in such syndicated facility; or (ii) a refinancing of Whitecap’s existing credit facilities with a new credit facility (the “New Credit Facility”) providing for aggregate credit facilities of up to $3.0 billion. The lenders’ obligations under the commitment letter are subject to several conditions, including, among others, the completion of the Business Combination on the terms of the Business Combination Agreement and the absence of a “Material Adverse Effect” (as defined in the Business Combination Agreement) on Veren.

Whitecap has also entered into a commitment letter, as amended by a joinder agreement, with National Bank of Canada, National Bank Financial Markets, The Toronto-Dominion Bank, Bank of Montreal and The Bank of Nova Scotia to provide for, subject to the terms and conditions set forth in the commitment letter, a new term loan of up to $1.0 billion to repay amounts owing under the Veren 4.968% Cdn Notes and the Veren 5.503% Cdn Notes if such notes are subject to a change of control trigger event under the indenture governing such notes as a result of the Business Combination (the “Bridge Facility”). The commitments under the Bridge Facility will reduce automatically: (i) with proceeds from the issuance of additional debt and hybrid debt securities; and (ii) by an amount equal to commitments under the New Credit Facility in excess of $2.5 billion. The lenders’ obligations under the commitment letter are subject to several conditions, including, among others, the completion of the Business Combination on the terms of the Business Combination Agreement and the absence of a “Material Adverse Effect” (as defined in the Business Combination Agreement) on Veren.

Whitecap’s obligation to close the Business Combination is not conditioned on its ability to obtain financing.

Rating

The following information with respect to Whitecap’s credit ratings is provided as it relates to Whitecap’s financing costs and liquidity. Specifically, credit ratings may affect Whitecap’s ability to obtain short-term and long-term financing and impact the cost of such financing. A reduction in the current ratings on Whitecap’s debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Whitecap’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Whitecap’s ability to enter into, and the associated costs of entering into, normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of debt securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the ratings comment on market price or suitability of a specific security for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

DBRS is a rating agency that provides credit ratings. DBRS has ten rating categories for long-term debt and long term-issuer credit ratings, which range from “AAA” to “D”. DBRS uses “high” and “low” designations on ratings from AA to CCC to indicate the relative standing within a particular rating category. The absence of a “high” or “low” designation indicates that a rating is in the middle of the category.

On September 19, 2024, DBRS issued Whitecap’s public “Issuer Rating” of “BBB (low)” and on November 1, 2024, DBRS issued a rating of “BBB (low)” on the Whitecap 4.382% Notes. Trends for these ratings are “Stable”. A BBB rating is the fourth highest rating of DBRS’ ten rating categories for long-term debt and issuer rating.

On March 11, 2025, DBRS announced that it had placed all credit ratings of Whitecap “Under Review with Positive Implications”, which status reflects DBRS’ opinion that the Combined Company’s overall risk profile will be stronger relative to Whitecap’s stand- alone risk profile. DBRS announced that it intends to resolve the “Under Review with Positive Implications” status once all regulatory approvals have been secured and the Business Combination has closed. DBRS announced that when resolved, DBRS may assign a “Positive” trend to Whitecap’s credit ratings or, at a maximum, a one-notch credit rating upgrade.

Other than fees paid to DBRS as disclosed in the Whitecap AIF, which is incorporated by reference in this Information Circular, no additional fees have been paid to DBRS in the last two years.

Documents Incorporated by Reference

Information in respect of Whitecap has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this Information Circular may be obtained from Whitecap’s website at www.wcap.ca or by request without charge to Whitecap Resources Inc., Suite 3800, 525 – 8 Avenue S.W., Calgary, Alberta, T2P 1G1, Tel: (403) 266-0767, Fax: (403) 266-6975. In addition, copies of the documents incorporated by reference herein are available on Whitecap’s SEDAR+ profile at www.sedarplus.ca.

As of the date hereof, the following documents filed with, or furnished to, the various securities commission or similar authorities in the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this Information Circular:

(a)	the Whitecap AIF;

(b)	the Whitecap Annual Financial Statements;

(c)	the Whitecap Annual MD&A;

(d)	the Whitecap AGM Circular; and

(e)	the material change report of Whitecap dated March 19, 2025 relating to the Business Combination.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in this Information Circular, including any annual information form, audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by Whitecap with securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada subsequent to the date of this Information Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Information Circular. These documents are available on Whitecap’s SEDAR+ profile at www.sedarplus.ca. Subject to the above, unless specifically incorporated by reference in this Information Circular, documents filed or furnished by Whitecap on SEDAR+ are neither incorporated by reference in, nor part of, this Information Circular. Information on or connected to Whitecap’s website, even if referred to in a document incorporated by reference herein, does not constitute part of this Information Circular.

Any statement contained in this Information Circular or in a document (or any part thereof) incorporated by reference, or deemed to be incorporated by reference in this Information Circular shall be deemed to be modified or superseded for purposes of this Information Circular, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) which is also, or is deemed to be, incorporated by reference in this Information Circular modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Information Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Consolidated Capitalization

There has been no material change in Whitecap’s share or debt capital structure since December 31, 2024. Readers should refer to the Whitecap Annual Financial Statements and Whitecap Annual MD&A, which are specifically incorporated by reference herein.

Description of Share Capital

Whitecap is authorized to issue an unlimited number of Whitecap Shares without nominal or par value. Whitecap is also authorized to issue an unlimited number of preferred shares without nominal or par value provided that, if the authorized preferred shares are to be assigned voting or conversion rights, the number of preferred shares to be issued may not exceed 20% of the number of issued and outstanding Whitecap Shares at the time of issuance of any such preferred shares. As at March 26, 2025, there were 587,484,497 Whitecap Shares and no preferred shares issued and outstanding.

For a description of the Whitecap Shares and preferred shares of Whitecap, see “Description of our Capital Structure” in the Whitecap AIF, which is incorporated by reference in this Information Circular.

Prior Sales

During the 12-month period prior to the date of this Information Circular, Whitecap issued a total of 4,265,042 share awards pursuant to its share award plan. On the payment date of such awards, Whitecap has the sole discretion as to whether the awards shall be settled with cash, Whitecap Shares issued from treasury or Whitecap Shares purchased on the TSX. See note 14(d) to the Whitecap Annual Financial Statements for additional information.

Market for Securities

The Whitecap Shares trade on the TSX under the trading symbol “WCP”. The following table sets out the high and low trading prices and aggregate volume of trading on the TSX for the 12 months prior to the date of this Information Circular for the Whitecap Shares:

PERIOD	HIGH ($)	LOW ($)	VOLUME
2024
March	10.35	9.45	50,872,337
April	10.89	10.15	49,593,734
May	10.73	9.87	42,915,647
June	10.66	9.65	41,766,692
July	10.68	9.93	40,939,270
August	10.72	9.61	39,869,387
September	10.64	9.43	55,088,292
October	11.31	10.02	62,484,033
November	10.74	9.95	45,974,028
December	10.27	9.35	41,099,012
2025
January	10.79	9.56	46,686,009
February	10.24	8.86	43,123,067
March (1-26)	9.96	7.88	127,788,595

Note:

(1)	Source: TMX Historical Data.

On March 7, 2025, the last trading day on which the Whitecap Shares were traded prior to the announcement of the Business Combination, the closing price of the Whitecap Shares on the TSX was $9.35. On March 26, 2025, the closing price of the Whitecap Shares on the TSX was $9.51.

Risk Factors

An investment in the securities of Whitecap is subject to certain risks. Whitecap Shareholders should carefully review and consider all other information contained in this Information Circular, including the matters and cautionary statements discussed under the heading “Risk Factors”. In addition, Whitecap Shareholders should carefully consider the risk factors described under the heading “Risk Factors” in the Whitecap AIF and the Whitecap Annual MD&A, each of which is incorporated by reference herein.

All statements regarding Whitecap’s business should be viewed in light of these risk factors. Readers should consider carefully whether an investment in Whitecap Shares is suitable for them in light of the information set forth in this Information Circular and in the documents incorporated by reference in this Information Circular. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, Whitecap’s business, financial position, results and/or future operations may be materially affected. Additional risks and uncertainties not presently known to Whitecap, or which Whitecap currently deems immaterial, may also have an adverse effect upon Whitecap.

Readers should also carefully review and consider all other information contained in this Information Circular and in the documents incorporated by reference in Appendix H – “Information Concerning Veren Inc.” before making an investment decision and consult their own professional advisors when necessary.

Material Contracts

Except as otherwise disclosed in this Information Circular and as discussed in the Whitecap AIF, during the 12 months prior to the date of this Information Circular, Whitecap has not entered into any contracts, nor are there any contracts still in effect, that are material to the business, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Whitecap AIF, which is incorporated by reference in this Information Circular.

Auditors, Transfer Agent and Registrar

Whitecap’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, at their offices in Calgary, Alberta. PricewaterhouseCoopers LLP has advised that they are independent with respect to Whitecap within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Alberta.

The transfer agent and registrar for the Whitecap Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta, Vancouver, British Columbia and Toronto, Ontario.

Interest of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to Whitecap:

Name of Person or Company	Nature of Relationship

National Bank(2)	Prepared the NBF Fairness Opinion

PricewaterhouseCoopers LLP(1)	Auditors of Whitecap

McDaniel(2)	Independent qualified reserves evaluator in respect of the Whitecap Reserves Report

Notes:

(1)	PricewaterhouseCoopers LLP are the auditors of Whitecap. PricewaterhouseCoopers LLP has advised that they are independent with respect to Whitecap within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Code of Professional Conduct of Chartered Professional Accountants of Alberta, and any applicable legislation or regulations.

(2)	To the knowledge of Whitecap, as of the date of this Information Circular: (i) National Bank and the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of National Bank, as a group, beneficially own, directly or indirectly, less than 1% of any class of Whitecap’s outstanding securities; and (ii) McDaniel and the “designated professionals” of McDaniel, as a group, beneficially own, directly or indirectly, less than 1% of any class of Whitecap’s outstanding securities.

Interest of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of Whitecap directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to the Whitecap Shares, or any other Informed Person (as defined in NI 51-102) or any known associate or affiliate of such persons, in any transaction since January 1, 2024, or in any proposed transaction, which has materially affected or would materially affect Whitecap. See “Interests of Certain Persons or Companies in the Business Combination – Whitecap” in this Information Circular.

Additional Information

Additional information relating to Whitecap is available on Whitecap’s SEDAR+ profile at www.sedarplus.ca. Additional financial information is provided in the Whitecap Annual Financial Statements and the Whitecap Annual MD&A which are incorporated by reference herein. See “Documents Incorporated by Reference” above.

Information contained in or otherwise accessible through Whitecap’s website does not form a part of this Information Circular and is not incorporated by reference in this Information Circular.

Directors Approval

The contents and distribution of this Information Circular have been approved by the Whitecap Board.

APPENDIX J -

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Shareholder’s right to dissent

191 (1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6) An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

J - 1

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

J - 2

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder’s dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

J - 3